These materials are important and require your immediate attention. They require shareholders of Nordion Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a Canadian Shareholder and have any questions or require more information with regard to voting your Common Shares, please contact Nordion Inc.’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America, or by email at inquiries@phoenixadvisorscst.com. If you are a U.S. Shareholder and have any questions or require more information with regard to voting your Common Shares, please contact Nordion Inc.’s proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF NORDION INC.

to be held on May 27, 2014 at 2:00 p.m.

and

MANAGEMENT INFORMATION CIRCULAR

with respect to an

ARRANGEMENT

involving

NORDION INC.

and

8832528 CANADA INC., an affiliate of STERIGENICS INTERNATIONAL LLC

The Board has unanimously determined that the Arrangement is in the best interests of Nordion. The Board has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution.

Nordion Inc.
April 22, 2014

LETTER TO SHAREHOLDERS

April 22, 2014

Dear shareholders:

The board of directors (the “Board”) of Nordion Inc. (the “Company” or “Nordion”) cordially invites you to attend an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Nordion (the “Common Shares”) to be held at 2:00 p.m. (Eastern Time) on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2.

At the Meeting, in addition to annual general meeting matters, the Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”). Under the Arrangement, 8832528 Canada Inc. (the “Purchaser”) will effectively acquire all of the issued and outstanding Common Shares of Nordion and Shareholders will receive U.S.$11.75 per Common Share held (the “Consideration”). The total transaction is valued at approximately U.S.$727 million. The Purchaser is affiliated with Sterigenics International LLC (“Sterigenics”), a global leader in sterilization services and a portfolio company of certain investment funds managed by GTCR LLC, a private equity firm based in Chicago, Illinois.

The Consideration represents:

•	a premium of approximately 12% to the closing price of U.S.$10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement;

•	a premium of approximately 24% over the 90-day volume weighted average price of U.S.$9.47 per Common Share on the NYSE as at March 27, 2014; and

•
a cash adjusted premium to the 90-day volume weighted average price on the NYSE of approximately 53% as at March 27, 2014, adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of U.S.$319.5 million or U.S.$5.16 per share.

The Arrangement is the result of a strategic review which was publicly announced by Nordion on January 28, 2013 and whereby the Company formed a special committee and retained legal and financial advisors in order to complete a value maximization process. Shareholders should review the accompanying management information circular which describes, among other things, the background to the Arrangement as well as the reasons for the Board’s recommendation.

To be effective, the Arrangement must be approved by a special resolution (the “Arrangement Resolution”) passed by not less than two-thirds of the votes cast by the Shareholders who vote together as a single class in respect of the Arrangement Resolution. Directors and executive officers of Nordion (who, together with their associates and affiliates, own or exercise control or direction over less than 1% of the issued and outstanding Common Shares) have agreed to support and vote in favour of the Arrangement.

The Arrangement is subject to certain closing conditions, including court approval and applicable government and regulatory approvals, such as under competition and antitrust laws and the Investment Canada Act, as well as the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act. In addition, the Arrangement is conditional upon Nordion having U.S.$300 million available cash on hand to complete the Arrangement. Subject to approval of the Shareholders, the previously mentioned closing conditions being met and satisfying other customary conditions contained in the Arrangement Agreement dated March 28, 2014 among Nordion, the Purchaser, Sterigenics, STHI Holding Corp. and STHI Intermediate Holding Corp., it is anticipated that the Arrangement will be completed in the second half of calendar 2014. The effective date of the Arrangement cannot occur later than September 29, 2014, unless such date is extended in accordance with the terms of the Arrangement Agreement. Further details of the Arrangement are set out in the accompanying Notice of Annual and Special Meeting of Shareholders and management information circular (the “Information Circular”).

The Board has unanimously determined that the Arrangement is in the best interests of Nordion and is fair to the Shareholders. The Board has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution.

At the Meeting, in addition to voting on the Arrangement, the Shareholders will be asked to approve certain resolutions relating to annual meeting matters, including approving the election of directors and the reappointment of Ernst & Young LLP as Nordion’s auditors.

The accompanying Information Circular contains a detailed description of the Arrangement and certain annual meeting matters to assist you in considering how to vote on the resolutions to be adopted at the Meeting.

Your vote is important regardless of the number of Common Shares you hold. Whether or not you are able to attend the Meeting in person, we urge you to complete, sign, date and return the enclosed form of proxy or voting information form so that your Common Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your instructions. Your votes must be received by Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

For those Shareholders who cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at www.nordion.com/investors/calendar_events.asp.

If you hold your Common Shares through a broker, investment bank dealer, bank, trust company, nominee or other intermediary (an “Intermediary”), you must provide your instructions sooner (preferably at least two (2) days prior to the deadline) to enable the Intermediary to act upon them prior to the deadline. Non-registered Shareholders who complete and return an instrument of proxy must indicate thereon the Intermediary (usually a brokerage house) who holds their Common Shares as a registered Shareholder. Every Intermediary has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If you have any questions or require any assistance in completing your proxy, please contact Nordion’s proxy solicitation agents:

•	Canadian Shareholders: CST Phoenix Advisors at 1-800-332-4904 (toll free in North America) or 1-201-806-2222 (international direct dial) or by email at inquiries@phoenixadvisorscst.com

•	United States Shareholders: Innisfree M&A Incorporated, at 1-888-750-5834 (toll free in North America) or collect at 1-212-750-5833.

Also enclosed is a letter of transmittal (the “Letter of Transmittal”) containing complete instructions for registered holders of Common Shares on how to deposit their Common Shares under the Arrangement. If the Arrangement is approved, you will not actually receive your cash until the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and certificates representing your Common Shares.

On behalf of Nordion, I would like to thank all Shareholders for their ongoing support as we prepare to take part in this very important milestone event for Nordion.

Yours very truly,

/s/ Steve West

Steve West
Chief Executive Officer and Director
Nordion Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nordion Inc. (the “Company” or “Nordion”):

NOTICE IS HEREBY GIVEN in accordance with an interim order of the Ontario Superior Court of Justice (Commercial List) dated April 24, 2014 (the “Interim Order”) of an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares in the capital of Nordion (“Common Shares”) to be held on the date, time and place and for the purposes indicated below.

Date:	May 27, 2014	Business of the Meeting:

Time:	2:00 p.m. (Eastern Time)
(a)to consider pursuant to the Interim Order, as same may be amended, and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” attached to the accompanying management information circular (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Nordion, 8832528 Canada Inc. (the “Purchaser”), Sterigenics International LLC, STHI Holding Corp. and STHI Intermediate Holding Corp. (collectively, the “Guarantors”), whereby Shareholders will receive, in respect of each Common Share that they hold, U.S.$11.75 in cash, as more particularly described in the accompanying Information Circular;

(b)to receive the Report of the Directors and the Consolidated Financial Statements of the Company for the fiscal year ended October 31, 2013, together with the Auditors’ Report thereon;

Place:	Brookstreet Hotel, 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2
(c)to elect directors for the ensuing year;

(d)to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(e)to transact any other business that may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

Teleconference:		Details on how you may listen to and follow the proceedings can be found on our website at www.nordion.com/investors/calendar_events.asp.

Dial Ins:
Toll Free North America: 1-888-789-9572
International: 1-416-695-7806

You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you were a Shareholder on April 24, 2014 (the “Record Date”). Only Shareholders whose names have been entered in the register of Nordion as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

Accompanying this Notice of Meeting is the Information Circular and a form of proxy (a “Form of Proxy”). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Nordion before the Meeting or by the Chairman at the Meeting.

In order for registered Shareholders to receive the cash consideration that they are entitled to upon the completion of the Arrangement, such registered Shareholders must complete and sign the applicable letter(s) of transmittal and return such letter of transmittal, together with their share certificate(s) and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out in the letter of transmittal.

The management of Nordion and the Board urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two (2) business days prior to the Meeting or related adjournment(s). For those Shareholders who cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at www.nordion.com/investors/calendar_events.asp. Nordion reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. If you are a non-registered Shareholder, please refer to the section in the Information Circular entitled “Introduction — Advice to Beneficial (Non-Registered) Shareholders” for information on how to vote your Common Shares.

Beneficial (non-registered) Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Common Shares if the Arrangement is completed.

Pursuant to the Interim Order, registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Nordion a written objection to the Arrangement Resolution, which written objection must be received by Nordion at its head office on or prior to 5:00 p.m. (Eastern Time) on May 26, 2014 (or by 5:00 p.m. (Eastern Time) one (1) business day before the day on which the Meeting is reconvened). A Shareholder’s right to dissent is more particularly described in the Information Circular and a copy of the Interim Order and the text of Section 190 of the CBCA (as amended by the Plan of Arrangement and the Interim Order) are set forth in Appendices “D” and “F”, respectively, to the Information Circular.

Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will result in the loss of any right of dissent. Non-registered Shareholders who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a non-registered Shareholder desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Nordion or, alternatively, make arrangements for its intermediary to dissent on the Shareholder’s behalf.

By order of the Board of Directors,

/s/ Grant Gardiner

Grant Gardiner
                                       Senior Vice-President,  General Counsel & Corporate Secretary Nordion Inc.

                                       April 22, 2014
                                       Ottawa, Ontario

TABLE OF CONTENTS

Letter to Shareholders	i
Notice of Annual and Special Meeting of Shareholders	iii
Introduction	1
Advice to Beneficial (Non-Registered) Shareholders	1
Caution on Forward-Looking Statements	3
Notice to United States Shareholders	5
Currency	6
Summary	7
The Meeting	7
Record Date	7
The Arrangement	7
The Companies	7
Required Shareholder Approval	9
Court Approval	9
Effective Time and Outside Date	9
Background to the Arrangement	9
Reasons for the Recommendation of the Special Committee and the Board	9
Recommendations of the Special Committee and of the Board	12
Interest of Certain Persons	12
Support and Voting Agreements	12
The Arrangement Agreement	12
Arrangement Mechanics	14
Share Exchange Listings	14
Sources of Funds for the Arrangement	14
Dissent Rights	15
Certain Canadian Federal Income Tax Considerations	15
Certain U.S. Federal Income Tax Considerations	15
Risk Factors	15
Frequently Asked Questions	16
About the Meeting	16
About the Arrangement	19
About Approval of the Arrangement	19
About Common Shares, Dividends and Options	20
About Tax Consequences to Shareholders	21
Who to Call with Questions	21
Voting Information	21
Purpose of the Meeting	21
Date, Time and Place of the Meeting	21
Record Date	22
Solicitation of Proxies	22
Appointment of Proxies	22
Non-registered Shareholders	22
Revocation of Proxies	22
Voting of Proxies	22
Voting Shares and Principal Holders Thereof	23
Procedure and Votes Required	23
Depositary	23
Other Business	23
The Arrangement	24
Background to the Arrangement	24
Reasons for the Recommendation of the Special Committee	29
Recommendation of the Special Committee	32
Recommendation of the Board	32
Opinion of Financial Advisor	32
Required Shareholder Approval	34
Support and Voting Agreements	35
Effect of the Arrangement	35
Arrangement Mechanics	36
Cancellation Rights After Six (6) Years	38
Expenses of the Arrangement	38
Interest of Certain Persons in the Arrangement	38
Intention of Nordion Directors and Executive Officers	42
Sources of Funds for the Arrangement	42
Summary of the Arrangement Agreement	44
Effective Date of the Arrangement	44
Covenants	44
Additional Covenants Regarding Non-Solicitation	51
Representations and Warranties	53
Closing Conditions	54
Termination	55
Termination Fees	56
Expenses	57
Injunctive Relief, Specific Performance and Remedies	57
Amendments	58
Governing Law	58
Certain Legal and Regulatory Matters	59
Steps to Implementing the Arrangement and Timing	59
Court Approval and Completion of the Arrangement	59
Competition Act Approval	60
HSR Clearance	60
ICA Approval	61
Adoption of Certain Amendments to the Nordion Act	61
Securities Law Matters	62
Dissenting Shareholders Rights	63
Information Regarding Nordion	66
General	66
Summary Description of Business	66
Business Update	66
Directors and Officers	66
Market Price and Trading Volume	67
Information Concerning the Purchaser Parties	67
The Purchaser	67
Sterigenics International LLC	67
STHI Holding Corp. and STHI Intermediate Holding Corp.	67
GTCR LLC	68
Certain Canadian Federal Income Tax Considerations	68
Shareholders Resident in Canada	68
Shareholders Not Resident in Canada	70
Certain U.S. Federal Income Tax Considerations	72
Risk Factors	75
Risks Relating to Nordion	75
Risks Relating to the Arrangement	75
Annual General Meeting Matters	77
Report of the Directors and Consolidated Financial Statements	77
Appointment of Auditors	77
Election of Directors	79
Director Skills & Experience Matrix	84
Director Attendance	84
Majority Voting	85
Corporate Cease Trade Orders or Bankruptcy	85
Disclosure of Compensation and Other Information	86
Directors’ Compensation	86
Director Ownership Guidelines and Directors’ Ownership	90
Directors’ and Officers’ Liability Insurance	91
Director Attendance	91
Executive Compensation Discussion & Analysis	91
Executive Compensation	117
Corporate Governance Policies and Practices	128
Changes in Fiscal 2013	128
Regulators and Good Governance Organizations	128
Board Membership, Independence and Alignment	128
Chair	129
Director Ownership Requirement	129
Board Orientation and Continuing Education	129
Board and Committee Evaluation	129
Term and Tenure	130
Director Independence	130
Meetings of the Board	130
Executive Sessions of Independent Directors	130
Strategic Planning and Succession Planning	130
Risk Management	131
Shareholder Communications	131
Additional Information	131
Board’s Duties and Responsibilities	131
The Committees	132
Trading in Company Securities	132
Equity Compensation Plans	133
Business Conduct and Ethics	133
Nominating Committee Process	133
Shareholder Communications with the Board	134
Overall Approach	134
General and Additional Information	135
Indebtedness of Directors and Officers	135
Interests of Certain Persons on Matters to be Acted Upon	135
Interest of Informed Persons in Material Transactions	135
Additional Information	135
Approval by Directors	135
Glossary of Terms	136
Consent of Jefferies LLC	148
Consent of Stikeman Elliott LLP	149

APPENDICES:

Appendix “A” — PLAN OF ARRANGEMENT	A-1
Appendix “B” — ARRANGEMENT RESOLUTION	B-1
Appendix “C” — OPINION OF JEFFERIES LLC	C-1
Appendix “D” — INTERIM ORDER	D-1
Appendix “E” — APPLICATION FOR FINAL ORDER	E-1
Appendix “F” — SECTION 190 OF THE CBCA	F-1
Appendix “G” — STATEMENT OF GOVERNANCE PRACTICES	G-1
Appendix “H” — BOARD OF DIRECTOR’S CHARTER	H-1

INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the “Information Circular”) is delivered in connection with the solicitation of proxies by and on behalf of the management of Nordion Inc. (the “Company” or “Nordion”) for use at the annual and special meeting of shareholders of Nordion (the “Shareholders”) to be held on May 27, 2014 (the “Meeting”), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice of Meeting”). No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement, the Arrangement Agreement and the Plan of Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is available on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gov/edgar, and the Plan of Arrangement, a copy of which is attached to this Information Circular as Appendix “A”. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”. Information contained in this Information Circular is given as of April 22, 2014, unless otherwise specifically stated.

The information concerning 8832528 Canada Inc. (the “Purchaser”), the Guarantors and GTCR LLC (collectively, the “Purchaser Parties”) contained in this Information Circular, including in the appendices, has been provided by the Purchaser Parties for inclusion in this Information Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by the Purchaser Parties are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser Parties to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Information Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

NO CANADIAN SECURITIES REGULATORY AUTHORITY NOR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Advice to Beneficial (Non-Registered) Shareholders

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Non-registered Shareholders, that is Shareholders who do not hold their Common Shares in their own name, are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Non-registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered Shareholder. Every Intermediary has its own mailing procedure, and provides its own return instructions, which should be carefully followed. Often, the instrument of proxy supplied to non-registered Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the non-registered Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for “The Canadian Depository for Securities”, which company acts as nominee for many Canadian brokerage firms). Common Shares held by Intermediaries can only be voted for or against resolutions (including the Arrangement Resolution) upon the instructions of the non-registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the Intermediaries or clearing agencies of which an Intermediary is a participant for onward distribution to non-registered Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings unless a non-registered Shareholder has waived the right to receive Meeting materials.

How can a non-registered Shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of an Intermediary, such as brokers, dealers, banks, trust companies and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds and registered educational savings plans and similar plans or in the name of a clearing agency of which the Intermediary is a participant. Your Intermediary is required to seek your instructions as to how to vote your Common Shares. For that reason, you have received this Information Circular from your Intermediary, together with a Form of Proxy. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. If you are a non-registered Shareholder who has voted and you want to change your vote, contact your Intermediary to find out what procedure to follow.

How can a non-registered Shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered Shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your Intermediary has appointed you as proxyholder. Therefore, if you are a non-registered Shareholder and wish to vote in person at the Meeting, please strike out the names of the management proxyholders and insert your own name in the space provided on the Form of Proxy sent to you by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. Then, follow the signing and return instructions provided by your Intermediary. Do not otherwise complete the form, as you will be voting at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails its Form of Proxy, which may be scanned, in lieu of the form of proxy. The non-registered Shareholders will be requested to complete and return the Form of Proxy to Broadridge by mail or facsimile. Alternatively, non-registered Shareholders can call a toll-free telephone number or access the internet to vote the Shares held by the non-registered Shareholder. The toll-free number and website will be provided by Broadridge in its Form of Proxy. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A non-registered Shareholder receiving a Form of Proxy from Broadridge cannot use that Form of Proxy to vote Shares directly at the Meeting, as the Form of Proxy must be returned as directed by Broadridge in advance of the Meeting in order to have the Common Shares voted.

CAUTION ON FORWARD-LOOKING STATEMENTS

This Information Circular contains forward-looking statements and forward-looking information, including financial outlooks that may involve, but are not limited to, comments with respect to Nordion’s business or financial objectives, strategies or future actions, its targets, expectations for financial conditions or outlook for operations and future contingent payments (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Securities Laws. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Nordion and the Purchaser Parties. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Specifically, without limiting the generality of the foregoing, all statements included in this Information Circular, including the appendices and documents incorporated by reference herein, that address activities, events or developments that Nordion expects or anticipates will or may occur in the future, including, but not limited to statements with respect to the proposed Arrangement, timing and anticipated receipt of Key Regulatory Approvals, enactment of Proposed Nordion Act Amendments, and receipt of Court approval and Required Shareholder Approval for the Arrangement, information concerning Nordion and the Purchaser Parties and their financial capacity and availability of capital, the anticipated benefits of the Arrangement to Nordion and the Purchaser Parties, the treatment of Shareholders under tax laws, the ability of the Company and the Purchaser to satisfy the other conditions to and to complete the Arrangement, the anticipated timing for the completion of the Arrangement and delisting of the Common Shares from the TSX and NYSE, Nordion’s projected sales volumes and revenues, and other statements that are not historical facts, are forward-looking statements. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including the assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the Key Regulatory Approvals, the enactment of the Proposed Nordion Act Amendments, and receipt of Court approval and Required Shareholder Approval; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement, as well as Nordion’s ability to generate projected sales volumes and achieve projected revenues. The anticipated dates provided may change for a number of reasons, such as the inability to secure the necessary regulatory, court and Shareholder approvals and the enactment of the Proposed Nordion Act Amendments in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, Shareholders should not place undue reliance on the forward-looking statements contained in this Information Circular.

Although Nordion believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of the Company to obtain the Required Shareholder Approval and failure of the Parties to obtain Court approval, Key Regulatory Approvals or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, on satisfactory terms, or at all. In addition, the completion of the Arrangement is conditional upon the Proposed Nordion Act Amendments being enacted. Failure to obtain such approvals, failure to have the Proposed Nordion Act Amendments enacted or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. Furthermore, the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Fee to the Purchaser.

These forward-looking statements are made as of the date of this Information Circular and, other than as specifically required by law, neither the Company nor the Purchaser Parties assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Additional information on other factors that could affect the operations or financial results of the Company are included in reports on file with applicable securities regulatory authorities, including, but not limited to, under the heading “Risk Factors” of the Company’s 2013 AIF and 2013 MD&A for the year ended October 31, 2013, which are available at www.sedar.com, www.sec.gov or www.nordion.com. Forward-looking statements, including information derived from preliminary results, are not a guarantee of future performance. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. The information contained in this Information Circular identifies additional factors that could affect the completion of the Arrangement. We urge you to carefully consider those factors. For a discussion regarding such risks, please refer to the section “Risk Factors” of this Information Circular.

NOTICE TO UNITED STATES SHAREHOLDERS

The Company is a corporation organized under the Laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Information Circular have been presented in U.S. dollars except where otherwise noted, were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company and the Purchaser are incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and the Purchaser and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, the Purchaser, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

The Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Information Circular.

U.S. Holders are advised to consult their independent tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under “Certain U.S. Federal Income Tax Considerations”.

CURRENCY

This Information Circular contains references to United States of America dollars, referred to herein as “U.S. dollars”, “U.S.$” or “$”, and to Canadian dollars, referred to herein as “Cdn$”, “C$” or “Canadian dollars”. Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in U.S. dollars. The following table sets forth the closing, high, low and average exchange rates for one (1) Canadian dollar in terms of U.S. dollars for fiscal years ended October 31, 2013, 2012 and 2011 and for the three-month period ended January 31, 2014, as reported by the Bank of Canada.

	Year Ended October 31 ($)			Three-Month Period Ended January 31 ($)
	2013	2012	2011	2014
Rate at end of Period	$ 0.9589	$ 1.0004	$ 1.0065	$ 0.8994
Average rate during Period(1)	$ 0.9807	$ 0.9954	$ 1.0133	$ 0.9372
High during Period	$ 1.0164	$ 1.0299	$ 1.0583	$ 0.9602
Low during Period	$ 0.9455	$ 0.9536	$ 0.9430	$ 0.8952

Notes:
(1)	Calculated as an average of the daily noon rates for each period.

On April 22, 2014, the noon rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was Cdn$1.00 = $0.9069 and for U.S. dollars into Canadian dollars was $1.00 = Cdn$1.1026.

The cash payments to Shareholders will be denominated in U.S. dollars. However, Shareholders can also receive payment of the cash to which they are entitled under the Arrangement in Canadian dollars by checking “Canadian dollars” on the Letter of Transmittal in which case each such Shareholder will have acknowledged and agreed that the exchange rate for the U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. A Shareholder electing to receive payment of the cash to which it is entitled under the Arrangement made in Canadian Dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of such Shareholder. Any Shareholder who does not make a Canadian dollar election prior to the Effective Date will receive U.S. dollars.

SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and the attached Appendices all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the section “Glossary of Terms” of this Information Circular.

The Meeting

The Meeting will be held at 2:00 p.m. (Eastern Time), on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2. The Meeting constitutes both an annual and general meeting and a special meeting of the Shareholders. As such, Shareholders will be voting on the Arrangement Resolution, the full text of which is set forth at Appendix “B”, the reappointment of EY as the auditors and authorizing the directors to fix their remuneration, and the election of directors of the Company, and the Shareholders will be provided with a Report of the Directors and the consolidated financial statements of Nordion for the fiscal year ended October 31, 2013.

Shareholders may also be asked to consider other business that properly comes before the meeting. See “Voting Information”.

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Common Shares as of the close of business on the Record Date, namely April 24, 2014. Only Shareholders whose names have been entered in the register of Nordion as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. See “Voting Information — Voting Shares and Principal Holders Thereof”.

The Arrangement

The Arrangement Agreement provides for the effective acquisition of all of the issued and outstanding Common Shares by the Purchaser by way of a statutory plan of arrangement under section 192 of the CBCA. Following completion of the Arrangement, Purchaser will own, directly or indirectly, all of Nordion’s issued and outstanding Common Shares. Pursuant to the Arrangement Agreement, each Shareholder will be entitled to receive $11.75 per Common Share held.

The Plan of Arrangement is attached to this information circular as Appendix “A”. See “The Arrangement”.

The Companies

Nordion

Nordion Inc. (formerly MDS Inc.) was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April 1973 and to MDS Inc. in November 1996. On November 1, 2010, the Company changed its name to Nordion Inc. The Company was continued under the CBCA on October 10, 1978 and is governed by that Act.

The head office of Nordion, and its principal place of business, is located at 447 March Road, Ottawa, Ontario, K2K 1X8.

Nordion is a global health science company that provides market-leading products and services for the prevention, diagnosis and treatment of diseases. As a result of the sale of the Targeted Therapies business during Fiscal 2013, Nordion operates one business unit, Specialty Isotopes, which includes two (2) segments: Sterilization Technologies and Medical Isotopes. Nordion’s products and services benefit the lives of people in more than 40 countries around the world.

Business Update

Fiscal 2014 Financial Outlook Update

Based on the expected strength of Nordion’s second quarter of Fiscal 2014 performance to-date, and Nordion’s latest expectations, the Company has updated its previously stated Fiscal 2014 outlook to reflect the impact of certain events subsequent to the release of Nordion’s previous outlook provided in March 2014. This update is preliminary, particularly since the second quarter of Fiscal 2014 is not yet complete, and actual results may vary.

In Sterilization Technologies, there have been increased requests for shipments of incremental Cobalt-60 (Co-60) during Nordion’s second fiscal quarter from existing customers to sites that Nordion does not typically supply, and from certain new customers. The Company has also become aware that another Co-60 supplier is currently indicating that it is discontinuing supply of Co-60. The Company believes this Co-60 supply will re-enter the market; however, at this time, Nordion cannot determine or estimate, when and to what extent, the supply of such Co-60 will resume and believes that this current increase in requests for shipments from Nordion is likely not permanent. With the increased requests in the second fiscal quarter and the change in supply dynamics, Nordion currently expects Sterilization Technologies revenues in Fiscal 2014 to increase by approximately 35% to 40%, compared with Fiscal 2013, up from the Company’s previous outlook of an annual increase of 10% to 15%.

In Medical Isotopes, due to continued incremental demand for Reactor isotopes, primarily resulting from the supply disruptions that occurred in the first fiscal quarter of 2014, and higher than expected revenue for Cyclotron isotopes primarily due to Strontium-82 demand, Nordion currently expects Medical Isotopes revenues to be approximately 45% higher in Fiscal 2014 compared with Fiscal 2013, which is higher than the Company’s previous outlook of an annual increase of approximately 40%. The increase in Nordion’s Fiscal 2014 Reactor isotopes revenue reflects a significant portion of Nordion’s Medical Isotopes revenue growth and is not expected to be permanent, as the additional orders that have already been largely received by Nordion is a result of the shutdown of key reactors and processing facilities, which have since returned to service.
Forward-looking statements, including information derived from preliminary results, are not a guarantee of future performance. Please refer to the sections “Risk Factors” and “Caution on Forward-Looking Statements” of this Information Circular. Additional information on other factors that could affect the operations or financial results of the Company are included in reports on file with applicable securities regulatory authorities, including, but not limited to, under the heading “Risk Factors” of the Company’s 2013 AIF and 2013 MD&A.

Please refer to “Information Regarding Nordion — Business Update”.

The Purchaser

8832528 Canada Inc. was incorporated under the CBCA, is controlled by STHI Holding Corp., a parent entity of Sterigenics. The Purchaser has not engaged in any business other than in connection with the Arrangement and related transactions. The Purchaser may assign, prior to the Effective Time, all of its rights and obligations pursuant to the Arrangement Agreement to a wholly-owned subsidiary of the Purchaser provided that, in accordance with the Arrangement Agreement, such assignment shall not (i) relieve the Purchaser or any Guarantor of its obligations pursuant to the Amalgamation Agreement, (ii) impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any other conditions to the completion of the Arrangement; or (iii) impede, delay or prevent the consummation of the Arrangement.

Sterigenics International LLC

Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries. Sterigenics is a portfolio company of certain investment funds managed by GTCR LLC, a Chicago-based private equity firm, through various investment funds.

STHI Holding Corp. and STHI Intermediate Holding Corp.

STHI Holding Corp. and STHI Intermediate Holding Corp. are corporations existing under the laws of the State of Delaware and parent entities of Sterigenics and ultimately controlled by investment funds managed by GTCR LLC.

GTCR LLC

Founded in 1980, GTCR LLC is an investment advisory firm that provides advisory and management services to affiliates of the Purchaser and the Guarantors. GTCR LLC related entities that own STHI Parent Company, LLC (the ultimate parent of Purchaser and the Guarantors) are GTCR Fund IX/A, L.P., GTCR Fund IX/B, L.P. and GTCR Co-Invest III, L.P.

The Chicago-based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR LLC has invested more than $10 billion in over 200 companies.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. See “The Arrangement — Required Shareholder Approval”.

Court Approval

The Arrangement requires the Court’s granting of the Final Order. Prior to the mailing of this Information Circular, the Company obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting and to submit the Arrangement to the Shareholders for approval. A copy of the Interim Order is attached as Appendix “D” to this Information Circular. Subject to the terms of the Arrangement Agreement and receipt of the Required Shareholder Approval, the Company will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on May 29, 2014. See “Certain Legal and Regulatory Matters — Court Approval and Completion of the Arrangement”.

Effective Time and Outside Date

Pursuant to Section 192 of the CBCA, the Arrangement will become effective on the date the Articles of Arrangement are filed, as shown on the Certificate of Arrangement. Closing of the Arrangement will occur on the second Business Day after the date on which the Required Shareholder Approval, Final Order and Key Regulatory Approvals have been obtained and the Proposed Nordion Act Amendments have received Royal Assent and have come into force and all other conditions to closing have been satisfied or waived (if permitted). It is currently anticipated that the Effective Date will occur in the second half of 2014. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement Agreement provides that September 29, 2014 is the Outside Date, however, if on such date all closing conditions under the Arrangement Agreement are satisfied or waived other than the closing conditions relating to the Proposed Nordion Act Amendments and the Key Regulatory Approvals, the Outside Date will be automatically extended for an additional three-month period.

Background to the Arrangement

A summary of the main events leading up to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the parties that preceded the public announcement of the Arrangement on March 28, 2014 is provided in “The Arrangement — Background to the Arrangement” and “The Arrangement —Reasons for the Recommendation of the Special Committee”.

Reasons for the Recommendation of the Special Committee and the Board

In reaching its determinations and recommendations, the Special Committee carefully reviewed the material features of the Arrangement Agreement and related documents and considered and relied upon a number of factors, including the significant factors discussed below.

Best Alternative Resulting from Extensive Review Process

Further to the announcement of the divestiture of the Targeted Therapies business, the Board considered, among other things, the challenges faced by Nordion’s business, including potential issues regarding the long-term supply to Nordion of reactor-based medical isotopes post-2016 and other anticipated challenges and liabilities, profitability and cash flow trends, the size of Nordion, the costs associated with remaining a publicly traded company, the trading price and liquidity of the Company’s shares as well as concerns communicated by certain long-standing Shareholders about the Company being undervalued. In light of the foregoing, the Board concluded that of the potential available alternatives, a sale of the entire Company was in the best interest of the Company and would achieve the best value for the Shareholders.

The Arrangement is the result of an extensive strategic review process of Nordion’s alternatives which was publicly announced on January 28, 2013 and which involved the solicitation of a number of potential parties. This process was conducted under the supervision of the Board and, as of September 2013, the Special Committee, which is comprised of independent directors, with the assistance of Davies Ward Phillips & Vineberg LLP, the Special Committee’s independent legal counsel, as well as the Company’s management and legal and financial advisors. The Board and the Special Committee carefully considered a broad range of prospective alternatives with a view to the best interests of Nordion.

Ultimately, the Board and the Special Committee determined that the Arrangement was in the best interests of the Company and was the best alternative resulting from such an extensive review and competitive sale process.

Most Favourable Price

The strategic review process was publicly announced on January 28, 2013 and had been ongoing for over a year. The Arrangement constitutes the highest offer received in connection with the competitive sale process conducted by the Company and which involved the solicitation of a number of potential parties. Proposals previously received from and prior discussions with other third parties, including extensive negotiations with an interested party, with respect to a sale of the Company, were less favourable to Nordion than the Arrangement.

Consideration Offered Represents Significant Premium

The Consideration represents a premium of approximately 12% to the closing price of $10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement, and a premium of approximately 24% over the 90-day volume weighted average price of $9.47 per Common Share on the NYSE as at March 27, 2014. Adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of $319.5 million or $5.16 per Common Share, the cash adjusted premium to the 90-day volume weighted average price on the NYSE is approximately 53% as at March 27, 2014.

The Consideration represents a premium of approximately 84% to the closing price of $6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process, and a premium of approximately 77% over the 90-day volume weighted average price of $6.64 per Common Share on the NYSE as at January 25, 2013.

Cash Consideration

The Consideration to be paid to the Shareholders pursuant to the Arrangement will be in cash, providing certainty of value to the Shareholders.

Opinion of Financial Advisor

The Special Committee and the Board received a written opinion, dated March 28, 2014, of Nordion’s financial advisor, Jefferies LLC, as to the fairness, from a financial point of view and as of such date, of the Consideration to be received in the Arrangement by holders of Common Shares, which opinion was based on and subject to various assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described therein and is attached as Appendix “C” to this Information Circular (the “Opinion”). The Opinion was addressed to, and solely for the use and benefit of, the Special Committee and the Board (in their respective capacities as such) in their evaluation of the Consideration from a financial point of view and did not address any other aspect of the Arrangement or related transactions. The Opinion did not address the relative merits of the Arrangement or related transactions as compared to any alternative transaction or opportunity that might be available to Nordion nor did it address Nordion’s underlying business decision to engage in the Arrangement or related transactions. Under the terms of its engagement, Jefferies has acted as an independent contractor, and not as an agent or a fiduciary. The Opinion is not a recommendation as to how any Shareholder should vote or act in connection with the Arrangement or related transactions or any other matter. See “The Arrangement — Opinion of Financial Advisor”.

Ability to Respond to Superior Proposals

The terms and conditions of the Arrangement Agreement, including the amount of the termination fee payable by the Company under certain circumstances, do not preclude a third party from proposing or making a Superior Proposal. Notwithstanding the non-solicitation provisions of the Arrangement Agreement, if at any time, prior to obtaining the approval by Shareholders of the Arrangement Resolution, Nordion receives a bona fide written Acquisition Proposal and the Board determines in good faith, after consultation with Nordion’s outside counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, Nordion may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal in certain limited circumstances which are described under “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Responding to an Acquisition Proposal”.

Terms of the Arrangement Agreement

The terms and conditions of the Arrangement Agreement, which were extensively negotiated by Nordion (including with the involvement of the Special Committee) including, the reasonableness of the representations, warranties and covenants of the parties, the reasonableness of the restrictions on the conduct of Nordion’s business until the completion of the Arrangement and the conditions to the respective obligations of the parties, are fair to Nordion.

Purchaser’s Committed Financing

The completion of the Arrangement is not subject to any financing condition. The Financing Letters and the Equity Letter contain only limited and customary conditions and the Lenders and the Equity Funding Party have represented to Nordion that they have the financial capacity to satisfy their respective commitments under the Financing Letters and the Equity Letter.

Guarantee of Purchaser’s Obligations

The Guarantors have jointly and severally guaranteed all of the Purchaser’s obligations pursuant to the Arrangement Agreement.

Purchaser’s Reverse Termination Fee

The Purchaser has agreed to pay Nordion a Reverse Termination Fee of $24 million if the Arrangement is not completed in certain circumstances. See “Summary of the Arrangement Agreement — Termination Fees”.

Shareholder and Court Approvals

The Arrangement is subject to the following Shareholder and Court approvals, which provide additional protection to Nordion Shareholders:

(i)
the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Nordion Shareholders, present in person or represented by proxy at the Meeting; and

(ii)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Nordion Shareholders.

Dissent Rights

Registered Shareholders who do not vote in favour of the Arrangement Resolution may exercise a right of dissent and be paid the fair value for their Common Shares.

Termination of Support and Voting Agreements

Should the Company terminate the Arrangement Agreement in accordance with its terms, including the acceptance of a Superior Proposal, the Support and Voting Agreements will terminate.

Potential Risks and Other Potentially Negative Factors

The Special Committee also considered a variety of potential risks and other potentially negative factors concerning the Arrangement, including:

(a)
the risks and costs to Nordion if the Arrangement is not completed, including the diversion of the attention of Nordion’s management and employees, potential employee attrition and the potential effect on Nordion’s business and its relationships with its stakeholders;

(b)
the restrictions on the conduct of Nordion’s business prior to the completion of the Arrangement, which may delay or prevent Nordion from undertaking business opportunities that may arise pending completion of the Arrangement;

(c)
the fact that the Shareholders generally will not participate in any future earnings or growth of Nordion and will not benefit from any appreciation in value of Nordion to the extent that those benefits exceed those potential benefits reflected in the consideration to be received by the Shareholders under the Arrangement;

(d)
the conditions to the Purchaser’s obligation to complete the Arrangement and the rights of the Purchaser to terminate the Arrangement Agreement in certain circumstances, including if the conditions precedent in favour of the Purchaser are not satisfied prior to the Outside Date;

(e)	the restrictions in the Arrangement Agreement on Nordion’s ability to solicit, respond to and negotiate Acquisition Proposals from third parties;

(f)
the fact that if the Arrangement Agreement is terminated in certain circumstances, Nordion must pay the Termination Fee to the Purchaser or reimburse the Purchaser for certain expenses, and the possible deterrent effect that the Termination Fee might have on other potential acquirors proposing an alternative transaction that may be more advantageous to the Shareholders; and

(g)
the fact that if the Arrangement Agreement is terminated by Nordion by reason of the failure of the Purchaser to consummate the closing of the Arrangement after all of the conditions precedent have been waived or satisfied (other than conditions which by their nature are only capable of being satisfied as of the Effective Time), Nordion’s remedy may be limited to the payment by the Purchaser of a termination fee in the amount of $24 million.

See “The Arrangement — Reasons for the Recommendation of the Special Committee”.

Recommendations of the Special Committee and of the Board

Having undertaken a thorough review of, and carefully considered, information concerning Nordion, the Purchaser Parties and the Arrangement, and after consultation in its evaluation of the Arrangement with legal and financial advisors, the Special Committee has unanimously determined that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and recommended that the Shareholders vote FOR the Arrangement.

After careful consideration, the Board has unanimously concluded that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Recommendation of the Board”.

Interest of Certain Persons

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that directors and certain of the executive officers of Nordion have certain interests or benefits in connection with the Arrangement as described under “The Arrangement — Interest of Certain Persons in the Arrangement” that may be in addition to, or separate from, those of Shareholders generally in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described herein. See “The Arrangement — Interest of Certain Persons in the Arrangement”.

Support and Voting Agreements

As of April 22, 2014, directors and executive officers of Nordion owned or exercised control or direction over an aggregate 96,250 Common Shares, representing less than 1% of the issued and outstanding Common Shares.

Each of the directors and executive officers of Nordion who hold Common Shares entered into Support and Voting Agreements in connection with the Arrangement to, among other things, vote all of their Common Shares in favour of the Arrangement, not exercise any rights to dissent in connection with the Arrangement, and not, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of their Common Shares or any interest therein, without the Purchaser’s prior written consent.

The Support and Voting Agreements will automatically terminate on the first to occur of: (a) the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, and (b) the Outside Date. See “The Arrangement — Support and Voting Agreements”.

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. See “Summary of the Arrangement Agreement” of this Information Circular for a more detailed summary of the Arrangement Agreement.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under the heading “Summary of the Arrangement Agreement — Covenants” and “Summary of the Arrangement Agreement — Representations and Warranties”.

Conditions to the Arrangement

The obligations of the Company and the Purchaser to complete the Arrangement are subject to the satisfaction (or in certain cases waiver) of certain conditions set out in the Arrangement Agreement. These conditions include, among others, the receipt of the Required Shareholder Approval, Court approval, the Proposed Nordion Act Amendments coming into force and obtaining the Key Regulatory Approvals. A summary of the conditions is provided in the main body of this Information Circular under the heading “Summary of the Arrangement Agreement — Closing Conditions”.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Nordion agreed that it shall not, directly or indirectly through any of its representatives or affiliates, and shall not permit any such Person to:

(a)
solicit, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; or

(e)
approve or recommend any Acquisition Proposal or enter into, or publicly propose to accept or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement).

See “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Non-Solicitation”.

Responding to an Acquisition Proposal

If Nordion receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request, in connection with an Acquisition Proposal, for confidential information relating to Nordion or any Subsidiary, Nordion shall promptly notify the Purchaser.

Notwithstanding the non-solicitation provisions of the Arrangement Agreement, if at any time, prior to obtaining the approval by Shareholders of the Arrangement Resolution, Nordion receives a bona fide written Acquisition Proposal and the Board determines in good faith, after consultation with Nordion’s outside counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, Nordion may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal subject to certain conditions which are described under “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Responding to an Acquisition Proposal”.

Right to Match

If Nordion receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Shareholders, the Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	Nordion has been, and continues to be, in compliance with its obligations under the non-solicitation provisions in the Arrangement Agreement;

(b)	Nordion has delivered to the Purchaser the Superior Proposal Notice;

(c)	Nordion has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(d)
at least five Business Days have elapsed from the later of the date on which the Purchaser received the Superior Proposal Notice or the date on which Nordion delivered a copy of the proposed definitive agreement for the Superior Proposal;

(e)
the Purchaser has offered to amend the Arrangement Agreement and the Arrangement under the provisions of the Arrangement Agreement and the Board has determined in good faith, after consultation with Nordion’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under the provisions of the Arrangement Agreement; and

(f)
prior to or concurrently with making a Change in Recommendation and entering into such definitive agreement Nordion terminates the Arrangement Agreement pursuant to the Superior Proposal termination provision in the Arrangement Agreement and pays the Termination Fee pursuant to the Arrangement Agreement.

During the Matching Period, or such longer period as Nordion may approve (in its sole discretion) in writing for such purpose, the Purchaser shall, among other things, have the opportunity to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement, and the Purchaser shall be afforded a new three Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal from Nordion. For further details, please see the section “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Right to Match”.

Termination Fee and Reverse Termination Fee

The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Purchaser or the Company in certain other circumstances. A summary of the termination provisions is provided in the main body of this Information Circular under the heading “Summary of the Arrangement Agreement — Termination”.

The Arrangement Agreement provides that a Termination Fee in the amount of $12 million is payable by Nordion to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including if Nordion terminates the Arrangement Agreement in the context of a Superior Proposal or if the Board makes a Change in Recommendation.

The Arrangement Agreement provides that a Reverse Termination Fee in the amount of $24 million is payable by the Purchaser to Nordion if the Arrangement Agreement is terminated by Nordion in the context of a breach of a representation and warranty by the Purchaser or a failure by the Purchaser to perform a covenant or if the Purchaser is unable to consummate the Arrangement due to a financing failure.

See “Summary of the Arrangement Agreement — Termination Fees”.

Arrangement Mechanics

The Arrangement will be implemented by way of a statutory plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or in some cases waived by the appropriate party; and

(d)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

If all conditions to the implementation of the Arrangement have been satisfied or waived, the steps, qualified in their entirety by the full text of the Plan of Arrangement attached as Appendix “A”, described in the section “The Arrangement — Arrangement Mechanics — Steps to Implementing the Arrangement and Timing” will occur under the Plan of Arrangement at the Effective Time.

Share Exchange Listings

It is expected that the Common Shares will be delisted from the TSX and the NYSE after the completion of the Arrangement.

Sources of Funds for the Arrangement

The total amount of funds required to complete the Arrangement will be provided through a combination of new debt facilities, equity financing, Purchaser’s cash on hand and a portion of Nordion’s cash on hand.

Debt Financing

Pursuant to the Financing Letters, the Lenders have agreed to make available to STHI Holding Corp., one of the Guarantors, subject to certain conditions, the Debt Facilities.

Equity Financing

On March 28, 2014, the Purchaser entered into, with the Equity Funding Party, the Equity Letter pursuant to which the Equity Funding Party has agreed to provide equity financing to the Purchaser in a maximum amount of $47 million, to be funded by way of purchase by the Equity Funding Party directly or indirectly of shares in the share capital of the Purchaser.

Use of Guarantors’ Cash

The Arrangement Agreement provides that the Guarantors will have at the Effective Time at least $38 million in cash on hand available for purposes of funding the transactions contemplated by the Arrangement.

Use of Nordion’s Cash

In addition to the closing conditions set forth in the Arrangement Agreement, the Arrangement is conditional upon Nordion having at closing $300 million of available cash on hand to complete the steps of the Arrangement. As of April 22, 2014, Nordion had approximately $337 million of cash and cash equivalents.

Dissent Rights

Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. A registered Shareholder who wishes to dissent must ensure that a Dissent Notice is received by Nordion at its head office on or prior to 5:00 p.m. (Eastern Time) on May 26, 2014 (or by 5:00 p.m. (Eastern Time) one (1) business day before the day on which the Meeting is reconvened). It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Meeting. See “Dissenting Shareholders Rights”.

Completion of the Arrangement by the Purchaser is conditional on Dissent Rights not having been exercised by the holders of more than 7% of the outstanding Common Shares in the aggregate.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to Shareholders who, under the Arrangement, exchange their Common Shares for AmalCo Preferred Shares and AmalCo Common Shares, and ultimately dispose of their AmalCo Preferred Shares and AmalCo Common Shares for cash. See the discussion under the section entitled “Certain Canadian Federal Income Tax Considerations”. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Certain U.S. Federal Income Tax Considerations

The Arrangement will be taxable to U.S. Shareholders for U.S. federal income tax purposes. The foregoing description is qualified in its entirety by the longer form discussion under the heading “Certain U.S. Federal Income Tax Considerations”. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Shareholder. Accordingly, U.S. Shareholders should consult their own tax advisors with respect to their particular circumstances.

Risk Factors

The risk factors described under “Risk Factors” should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

FREQUENTLY ASKED QUESTIONS

Pursuant to the terms of the Arrangement Agreement, the Purchaser will effectively acquire all of the outstanding Common Shares of Nordion by way of a statutory plan of arrangement under the CBCA. This Information Circular contains important information about the Arrangement, the Arrangement Agreement, the Meeting and on how to vote at the Meeting. The following section provides answers to certain anticipated questions about the Arrangement and the Meeting. Please note that this section may not address all issues that may be important to you. Accordingly, you should carefully read this entire Information Circular, including each appendix.

About the Meeting

Why did I receive this package of information?

The Purchaser has agreed to effectively acquire all of the outstanding Common Shares pursuant to a statutory plan of arrangement. This transaction is subject to, among other things, obtaining the Required Shareholder Approval. As a Shareholder as of the close of business on April 24, 2014, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

In addition, at the Meeting, Shareholders will also be asked to vote on annual meeting matters such as the election of directors of Nordion and the reappointment of Nordion’s auditors.

Who is soliciting my proxy?

Your proxy is being solicited by the management of Nordion.

When and where is the Meeting?

The meeting will be held as 2:00 p.m. (Eastern Time), on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2.

What am I being asked to vote on?

The Meeting constitutes both an annual meeting and a special meeting of the Shareholders. As such, you will be voting on:

•	the Arrangement Resolution;

•	the reappointment of EY as the auditors and authorizing the directors to fix their remuneration;

•	the election of directors of the Company; and

•	any other business that may properly come before the Meeting.

Shareholders will also receive the Report of the Directors and the Consolidated Financial Statements of the Company for the fiscal year ended October 31, 2013, together with the Auditors’ Report thereon.

What are the voting requirements?

The Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting. See “The Arrangement — Required Shareholder Approval”.

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person (subject to the majority voting policy with respect to the election of directors discussed in this Information Circular).

Does the Board support the Arrangement?

Yes. After careful consideration by the Board and the Special Committee, the Board has unanimously concluded that the Arrangement is in the best interests of Nordion and is fair to the Shareholders and unanimously recommends that the Shareholders vote FOR the Arrangement.

In making its recommendation, the Board considered a number of factors including, among other things, the unanimous recommendation of the Special Committee and the other factors described more fully in this Information Circular.

Who is entitled to vote on the Arrangement Resolution and how will the votes be counted?

Shareholders who own Common Shares as of the close of business on April 24, 2014 may vote on the Arrangement Resolution. Each Common Share is entitled to one vote. There are 61,909,301 Common Shares outstanding as of the date of this Information Circular.

To the knowledge of Nordion, as of April 22, 2014, other than Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC, no Person beneficially owns, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to shares of Nordion. As of March 31, 2014, Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC collectively owned 6,796,366 Common Shares, which represented 10.98% of the issued and outstanding Common Shares as of such date.

Only registered Shareholders are entitled to vote in person at the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.

How many votes do I have?

You will have one vote for every Common Share owned at the close of business on April 24, 2014, the record date for the Meeting.

What is the quorum for the Meeting?

A quorum is present at the meeting if at least two persons, together holding not less than 25% of the outstanding Common Shares entitled to vote at the meeting are present in person or represented by proxy. If a quorum is present at the opening of the Meeting, the Shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I vote?

If you are eligible to vote your Common Shares and you are a registered Shareholder, that is if your Common Shares are registered in your name, you can vote your Common Shares in person at the Meeting or by proxy, as explained below. For those Shareholders who cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at www.nordion.com/investors/calendar_events.asp.

If you are a non-registered Shareholder, that is if your Common Shares are held in the name of an Intermediary, please see the instructions below under the headings “Introduction — Advice to Beneficial (Non-Registered) Shareholders — How can a non-registered Shareholder vote?” and “Introduction — Advice to Beneficial (Non-Registered) Shareholders — How can a non-registered Shareholder vote in person at the Meeting?”

How do I vote by proxy?

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. Each Shareholder has the right to appoint a person or company, who need not be a Shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in the enclosed Form of Proxy. Such right may be exercised by striking out the printed names on the enclosed Form of Proxy and by inserting in the space provided above the name of the person or company to be appointed or by completing another form of proxy.

What does it mean if I receive more than one proxy?

It means that you hold Common Shares in multiple accounts. Please complete and return all proxies to ensure that all of your Common Shares are voted in accordance with your instructions.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your Common Shares to be voted on a particular issue (by marking “FOR” or “WITHHOLD” or “FOR” or “AGAINST”, as applicable), then your proxyholder must vote your Common Shares accordingly.

Unless contrary instructions are provided, the Common Shares represented by proxies received by Nordion’s management will be voted:

•	FOR the Arrangement Resolution;

•	FOR the reappointment of EY as auditors, and authorizing the directors to fix their remuneration; and

•	FOR the election, as a director, of each of the proposed nominees whose name is set out on the following pages.

Is there a deadline for my proxy to be received?

Yes. Regardless of the manner in which you choose to vote, your proxy vote must be received by Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) on May 23, 2014 (or by 5:00 p.m. (Eastern Time) two (2) business days before the day on which the Meeting is reconvened). Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion. Note that if you are a non-registered Shareholder, you must provide your voting instructions to your Intermediary sooner (preferably at least a day prior to the deadline set by your Intermediary) to enable the Intermediary to act upon them prior to the deadline.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting.

As of the time of printing of this Information Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

If you are a registered Shareholder, you can revoke your proxy at any time before it is acted upon. In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy by instrument in writing executed by you or your authorized attorney or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney thereof, and deposited at our head office at 447 March Road, Ottawa, Ontario, K2K 1X8, at any time so that it arrives by 5:00 p.m. (Eastern time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion. If you are a registered Shareholder, you may also revoke your proxy and vote in person at the Meeting, or any adjournment(s) or postponements(s) thereof, by delivering a form of revocation of proxy to the Chair of the Meeting before the vote for which the proxy is to be used is taken.

If you are non-registered Shareholder, you may revoke your proxy or voting instructions by following the instructions provided to you by your Intermediary or otherwise contacting the individual who serves your account. You must take such steps sufficiently in advance of the date of the Meeting for your Intermediary to act on such revocation. Note that any new voting instruction must be provided to your Intermediary in sufficient time to enable your Intermediary to provide your new vote to CST Trust Company no later than 5:00 p.m. (Eastern Time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

How are proxies solicited?

Management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by Internet, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. Nordion Inc.‘s proxy solicitation agents for Canada and for the U.S. are CST Phoenix Advisors and Innisfree M&A Incorporated, respectively. The cost of soliciting proxies will be borne by the Company. If the Purchaser requests the use of outside firms to solicit proxies, such costs shall be borne by the Purchaser. The Company will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy material to non-registered Shareholders.

About the Arrangement

What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of shareholders and the court. The plan of arrangement you are being asked to consider will provide for, among other things, the effective acquisition by the Purchaser of all of the issued and outstanding Common Shares.

I own Common Shares. What will I receive in the Arrangement if it is approved?

Under the Arrangement, Shareholders will receive $11.75 per Common Share. You will receive this Consideration (after deduction of any applicable withholdings) after the Arrangement is completed.

What premium does the Consideration offered for the Common Shares represent?

The Consideration represents a premium of approximately 12% to the closing price of $10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement, and a premium of approximately 24% over the 90-day volume weighted average price of $9.47 per Common Share on the NYSE as at March 27, 2014. Adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of $319.5 million or $5.16 per Common Share, the cash adjusted premium to the 90-day volume weighted average price on the NYSE is approximately 53% as at March 27, 2014.

The Consideration represents a premium of approximately 84% to the closing price of $6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process, and a premium of approximately 77% over the 90-day volume weighted average price of $6.64 per Common Share on the NYSE as at January 25, 2013.

When will the Arrangement be completed?

It is currently anticipated that the Arrangement will be completed in the second half of calendar 2014. However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.

When will I receive the Consideration for my Common Shares?

You will receive the Consideration for your Common Shares as soon as practicable after the Arrangement is completed, provided you have sent all of the necessary documentation to the Depositary. You will not receive the Consideration until you have completed the Letter of Transmittal and delivered it with the certificate(s) representing your Common Shares to the Depositary.

What will I have to do as a Shareholder to receive the Consideration for my Common Shares?

If you are a registered Shareholder, you will receive a Letter of Transmittal that you must complete and send with the certificate(s) representing your Common Shares to the Depositary. The Depositary will mail you a cheque by first class mail as soon as practicable after the Effective Date after receipt of your completed Letter of Transmittal and of your Common Share certificate(s).

If you are a non-registered Shareholder, you will receive your payment through your account with your broker, investment dealer, bank, trust company or other Intermediary that holds Common Shares on your behalf. You should contact your Intermediary if you have questions about this process.

About Approval of the Arrangement

What approvals are required for the Arrangement to become effective?

Completion of the Arrangement is subject to, among other things, (i) the receipt of the Required Shareholder Approval, (ii) the Court approval, (iii) the receipt of the Key Regulatory Approvals, and (iv) the Proposed Nordion Act Amendments being enacted and coming into force. In addition, completion of the Arrangement by the Purchaser is conditional on Dissent Rights not having been exercised by the holders of more than 7% of the outstanding Common Shares in the aggregate.

What is the Required Shareholder Approval?

The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

How will I know when all required approvals have been received?

Nordion plans to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

What happens if the Shareholders do not approve the Arrangement?

If Nordion does not receive the Required Shareholder Approval in favour of the Arrangement Resolution, the Arrangement will not become effective. Failure to complete the Arrangement could have a material negative effect on the market price of the Common Shares.

What happens if the Proposed Nordion Act Amendments do not come into force or if the Key Regulatory Approvals are not obtained?

If the Proposed Nordion Act Amendments do not come into force or the Key Regulatory Approvals are not obtained before the Outside Date (September 29, 2014), and on such date all closing conditions under the Arrangement Agreement are satisfied or waived other than the closing conditions relating to the Proposed Nordion Act Amendments and the Key Regulatory Approvals, the Outside Date will be automatically extended for an additional three-month period. If the Proposed Nordion Act Amendments do not come into force or the Key Regulatory Approvals are not obtained by such three-month extension, either the Purchaser or Nordion may terminate the Arrangement Agreement in accordance with its terms and, as a result, the Arrangement would not become effective. Failure to complete the Arrangement could have a material negative effect on the market price of the Common Shares.

In the event that the coming into force of the Proposed Nordion Act Amendments cannot be satisfied or will reasonably likely not be satisfied, the Company and the Purchaser will diligently and in good faith discuss the feasibility and implementation of alternative strategies and structures to complete the transactions contemplated by the Arrangement Agreement. No assurance can be given that such alternative strategies can be agreed to or on terms comparable to the Arrangement.

Are there other relevant closing conditions to the Arrangement?

Yes. The Arrangement is conditional upon Nordion having at closing $300 million of available cash on hand to complete the steps of the Arrangement. As of April 22, 2014, Nordion had approximately $337 million of cash and cash equivalents. In addition, completion of the Arrangement by the Purchaser is conditional on Dissent Rights not having been exercised by the holders of more than 7% of the outstanding Common Shares in the aggregate.

About Common Shares, Dividends and Options

Will the Common Shares continue to be listed on the TSX and the NYSE after the Arrangement?

No. If the Arrangement is approved, all of the Common Shares will be effectively owned by the Purchaser upon completion of the Arrangement, and we expect the Common Shares to be delisted from the TSX and the NYSE immediately after the Common Shares are effectively acquired by the Purchaser.

Will Nordion pay dividends or buy back Common Shares before the completion of the Arrangement?

No. Nordion will not declare or pay dividends or any other distributions (whether in cash, shares or property) or buy back Common Shares before the completion of the Arrangement.

I hold Options. What will happen to my Options under the Arrangement?

Each outstanding Option with an exercise price per Common Share lower than $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Nordion in exchange for a cash payment equal to the $11.75, less the applicable exercise price per Common Share in respect of such Option.

Each outstanding Option with an exercise price per Common Share equal to or greater than the $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Nordion without any consideration.

I hold DSUs or RSUs. What will happen to my DSUs or RSUs under the Arrangement?

Each outstanding RSU and DSU shall be acquired or cancelled by Nordion in exchange for a cash payment of $11.75.

About Tax Consequences to Shareholders

What are the tax consequences of the Arrangement to me as a Shareholder?

This Information Circular contains a summary of certain Canadian federal income tax considerations and of certain U.S. federal income tax considerations relevant to Shareholders. Please see the discussion under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Who to Call with Questions

Who can I contact if I have questions?

If you are a Canadian Shareholder and have any questions about the information contained in this Information Circular or require assistance in completing your Form of Proxy or Letter of Transmittal, please contact Nordion’s proxy solicitation agent, CST Phoenix Advisors, toll free at 1-800-332-4904.

If you are a U.S. Shareholder and have any questions about the information contained in this Information Circular or require assistance in completing your Form of Proxy or Letter of Transmittal, please contact Nordion’s U.S. proxy solicitation agent, Innisfree M&A Incorporated toll free at 1-888-750-5834.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

VOTING INFORMATION

Purpose of the Meeting

At the Meeting, Shareholders will consider and vote upon the following:

•	the Arrangement Resolution

•	the reappointment of EY as the auditors and authorizing the directors to fix their remuneration;

•	the election of directors of the Company; and

•	any other business that may properly come before the Meeting,

and to receive the Report of the Directors and the Consolidated Financial Statements of the Company for the fiscal year ended October 31, 2013, together with the Auditors’ Report thereon.

Following an extensive review and analysis of the Arrangement and consideration of the other available alternatives, the Board unanimously determined, following the unanimous favourable recommendation of the Special Committee, that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and recommends that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Background to the Arrangement”, “The Arrangement — Reasons for the Recommendation of the Special Committee” and “The Arrangement —Recommendation of the Board”.

Date, Time and Place of the Meeting

The Meeting will be held at 2:00 p.m. (Eastern Time) on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2.

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Common Shares as of the close of business on April 24, 2014.

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation of proxies by the management of Nordion for use at the Meeting, or any adjournment(s) or postponement(s) thereof, at the place and for the purposes set out in the accompanying Notice of Meeting.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of Nordion. The cost of such solicitation will be borne by Nordion. Nordion has retained CST Phoenix Advisors and Innisfree M&A Incorporated to solicit proxies at an estimated cost of $95,000. The cost of soliciting proxies will be borne by the Company. If the Purchaser requests the use of outside firms to solicit proxies, such costs shall be borne by the Purchaser. The Company will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy material to non-registered Shareholders.

Appointment of Proxies

The individuals named in the accompanying Form of Proxy are executive officers of Nordion. A registered Shareholder wishing to appoint some other person (who need not to be a Shareholder) to represent such Shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the applicable Form of Proxy or by completing another form of proxy. Such Shareholder should notify such nominee of the appointment, obtain such nominee’s consent to act as proxy and instruct such nominee on how the Common Shares held by such Shareholder are to be voted.

Non-registered Shareholders

Only Shareholders who are registered Shareholder or duly appointed individuals named in the Form of Proxy are permitted to vote at the Meeting. Most Shareholders are non-registered Shareholders because the Common Shares they beneficially own are not registered in their names but instead registered in the name of an intermediary (an “Intermediary”), such as a broker, investment dealer, bank or trust company, or in the name of a depository such as CDS Clearing And Depository Services Inc. in which the Intermediary is a participant. Please refer to the discussion on non-registered Shareholders of this Information Circular under the heading “Introduction — Advice to Beneficial (Non-Registered) Shareholders”.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke such proxy at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited either at the head office of Nordion, 447 March Road, Ottawa, Ontario, K2K 1X8, at any time so that it arrives by 5:00 p.m. (Eastern time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, or any other manner permitted by law. Non-registered Shareholders who wish to revoke their proxies must arrange for their respective Intermediaries to revoke their proxies on their behalf in accordance with the instruction of such Intermediary.

Voting of Proxies

The persons named in the enclosed Forms of Proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appointed them. Each Shareholder may instruct its proxyholder how to vote the Shareholder’s Common Shares by completing the blanks in the applicable Form of Proxy.

Common Shares represented by properly executed Forms of Proxy in favour of the persons designated in the enclosed Form of Proxy will be voted or withheld from voting on any poll in accordance with the instructions made on the Form of Proxy and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder’s Common Shares will be voted accordingly. In the absence of such instructions, such Common Shares will be voted FOR all matters identified in the Notice of Meeting accompanying this Information Circular.

The enclosed Forms of Proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of April 22, 2014, no director or executive officer of Nordion is aware of any amendment, variation or other matter to be presented for vote at the Meeting.

Voting Shares and Principal Holders Thereof

Nordion’s issued and outstanding voting securities as at April 22, 2014 consist of 61,909,301 Common Shares. Each Shareholder will be entitled to one (1) vote for each Common Share held. The Board has set the close of business on April 24, 2014 as the Record Date for the Meeting. Nordion will prepare a list of Shareholders of record as at such time. Only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of Nordion, as of April 22, 2014, other than Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC, no Person beneficially owns, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to shares of Nordion. As of March 31, 2014, Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC collectively owned 6,796,366 Common Shares, which represented 10.98% of the issued and outstanding Common Shares as of such date.

Procedure and Votes Required

The Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting.

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person (subject to the majority voting policy with respect to the election of directors discussed this Information Circular).

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, attend and to vote on the Arrangement Resolution at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

Pursuant to the Interim Order:

(a)	each Shareholder will be entitled to one vote for each Common Share held;

(b)	the quorum at the Meeting shall be two or more persons present at the Meeting and holding or representing by proxy not less than 25% of the Common Shares entitled to be voted at the Meeting;

(c)
if the quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such reconvened Meeting a quorum is not present, the Shareholders present shall be a quorum for all purposes; and

(d)	the Record Date for any postponement(s) or adjournment(s) of the Meeting shall not change, except as required by law.

Depositary

CST Trust Company will act as the Depositary for the receipt of certificates representing Common Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Nordion against certain liabilities under applicable Securities Laws and expenses in connection herewith.

No fee or commission is payable by a Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, Nordion will not pay any fees or commissions to any broker or dealer or any person for soliciting deposits of Common Shares pursuant to the Arrangement.

Other Business

Management of Nordion does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in this Information Circular at the Meeting. However, if any other business is properly presented at the Meeting and may be properly considered and acted upon, proxies will be voted by those named in the applicable Form of Proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Information Circular, to the extent permitted by Law.

THE ARRANGEMENT

Background to the Arrangement

The following is a summary of the main events leading up to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the parties that preceded the public announcement of the Arrangement on March 28, 2014.

Nordion initiated and announced on January 28, 2013 a review of strategic alternatives with a view to enhancing shareholder value and potentially creating new opportunities. After narrowing its search for a financial advisor to a list of four potential financial advisors and members of the Board and management interviewing each, Jefferies was engaged in December 2012 as the Company’s financial advisor to assist the Company, among other things, in its review of potential strategic alternatives. In selecting Jefferies as its financial advisor, the Company considered a number of factors including the strength of Jefferies’ healthcare group, its knowledge of the Company’s nuclear and health science industry and that Jefferies, including senior members of the team which would provide services to Nordion, previously had acted for parties that could have an interest in the Company.

Approximately four months after commencing the strategic review process, on May 23, 2013, the Company announced that it had entered into an agreement to divest its Targeted Therapies business to BTG plc (“BTG”) for a purchase price of $200 million, subject to closing adjustments. In July 2013, Nordion successfully completed the first phase of the strategic review with the completion of the sale of its Targeted Therapies business to BTG.

Following the announcement of the divestiture of the Targeted Therapies business, on June 4, 2013, management and Jefferies provided to the Board an update on the strategic review. Jefferies provided an overview that included an identification of parties that had expressed interest in all or a portion of the Company and a discussion of certain considerations that could impact the valuation of the Company by potential interested parties. Management provided an overview of the strategy for each of the Company’s remaining business units, including financial information and an assessment of factors affecting the valuation of the Company’s shares. The members of the Board engaged in an extensive discussion of the potential alternatives available to the Company including remaining an independent company or considering a transaction for all or a portion of the Company. The Board considered, among other things, the challenges faced by Nordion’s business, including potential issues regarding the long-term supply to Nordion of reactor-based medical isotopes post-2016 and other anticipated challenges and liabilities, profitability and cash flow trends, the size of Nordion, the costs associated with remaining a publicly traded company, the trading price and liquidity of the Company’s shares as well as concerns communicated by certain long-standing Shareholders about the Company being undervalued. In light of the foregoing, the Board concluded that of the potential available alternatives, a sale of the entire Company was in the best interest of the Company and would achieve the best value for the Shareholders. Further to such discussion, the Board directed management to continue its work on the ongoing strategic review.

During the summer, the Company, with the assistance of Jefferies, developed a list of financial and strategic parties that could have an interest in participating in Nordion’s strategic review. In addition, the Company set up a virtual data room and, with the assistance of the Company’s legal and financial advisors, prepared a management presentation.

On August 14, 2013, management provided to the Board an update on the strategic review and the Board considered again the potential alternatives available to the Company, which included remaining as an independent company, the sale of a portion of its business or a sale of the entire Company. The Board also discussed the list of specific financial and strategic parties that could have an interest in the Company which included those that had expressed interest in either the Company’s business units or the whole Company and that were perceived to have the capacity and industry knowledge to complete a value-enhancing transaction. The focus, in the case of potential strategic parties, was on the limited number of parties with nuclear industry experience and operations that may also value an opportunity to expand their operations with the acquisition of the Company’s Medical Isotopes business. Given that the strategic review had been publicly announced and the highly specific, complex and regulated nature of the Company’s business, the Board determined that it was in the best of interest of the Company to contact a targeted group of selected financial and strategic parties.

During the course of the Company’s strategic review process and, in accordance with the directives of the Board, Jefferies contacted and/or engaged in preliminary discussions with a total of nine targeted strategic and financial parties.

The Board met in early September for its regular quarterly meeting and was updated by management on the strategic review and on the results of the preliminary discussions with certain potential parties. The Board again considered the potential strategic alternatives available to the Company as well as the potential methods of distributing the net cash proceeds from the sale of the Targeted Therapies business to the Shareholders. After a lengthy discussion, it was decided that it was in the best interest of the Company to continue to pursue a competitive process with a view to achieving a sale of the Company and to continue to retain, at that time, the net cash proceeds with a view to distributing the proceeds on a tax effective basis as part of a sale of the whole Company.

At the same meeting, the Board established a special committee, comprised of Sean Murphy (Chairman), Jeffrey Brown and Kenneth Newport, all independent directors (the “Special Committee”), to oversee and supervise the review of potential strategic alternatives by the Company, to make recommendations to the Board in that regard and to monitor the implementation of any alternative approved by the Board. The Special Committee was authorized to retain its own advisors to assist it in carrying out its mandate and in the performance of its duties. In addition, William D. Anderson, the Chairman of the Board, was an ex-officio member of the Special Committee and attended the meetings of the Special Committee to ensure that the Board was made aware of the developments, as appropriate, and to align the Board’s efforts with the Special Committee during the strategic review process.

Nordion, with the advice of its legal advisors, continued the negotiation of confidentiality and standstill agreements with certain of the parties contacted in the Company’s strategic review process and ultimately, over the course of the ensuing months, entered into eight confidentiality and standstill agreements. Two parties ultimately declined to receive management presentations and management made six presentations over the next three months, one to a financial party and five to strategic parties.

On September 16, 2013, the Company’s initial process letter was sent to the interested parties outlining proposed next steps and requesting written indications of interest by October 15, 2013 based upon upcoming management presentations, publicly available information, and each party’s knowledge of the industry.

The Special Committee held its initial meeting on October 4, 2013. Management provided to the Special Committee an update on the status of the strategic review including, among other things, the anticipated timing for receiving indications of interest and the parties from which such indications of interest were expected. The Special Committee also resolved to engage an independent legal advisor. Davies Ward Phillips & Vineberg LLP was formally retained as the Special Committee independent legal advisor on October 17, 2013 at which time it made a presentation to the members of the Special Committee on their directors’ duties in the context of the strategic review and of a sale of the Company. Of the six parties that received management presentations, two strategic parties (one of whom was the Purchaser) ultimately submitted indicative bids in response to the September 16, 2013 initial process letter.

The Special Committee met twice in October to review the preliminary expressions of interest received from Sterigenics (an affiliate of the Purchaser) and from another party (“Party A”) further to the initial process letter. These expressions of interest included preliminary valuations in a range of high $9 to $10 per share. After extensive discussion, the Special Committee decided to continue negotiations with both parties and to provide additional information with a view to enhancing the proposals. The Special Committee was also provided with updates on other relevant elements of the strategic review and reassessed with management and the advisors whether a broader group of parties should be approached. For the same reasons that led the Board to initially target selected financial and strategic parties and, in part, on the basis that other financial parties would likely not be able to meet or exceed the financial and strategic value ultimately ascribed by the current strategic parties, the public announcement regarding the strategic alternatives review and the highly regulated and complex nature of the Company’s industry, the Special Committee confirmed the decision not to approach a broader group of potential purchasers.

During those meetings, the Special Committee discussed the impact of the Nordion Act on the structure of a sale of the Company given the restrictions on the ownership of Nordion Canada’s voting shares by “non-residents” or their associates (the “Foreign-Ownership Restrictions”) contained in such statute. The Special Committee then considered the possibility of seeking amendments to the Nordion Act and discussed the specifics of an alternative structure that could allow for a sale of the Company without requiring amendment of the Nordion Act, but which would entail additional complexity and uncertainty.

In late October, management engaged with the Canadian federal government to seek amendments to the Foreign-Ownership Restrictions provided for in the Nordion Act.

On October 22, 2013, the virtual data room was made available to Party A and Sterigenics to advance the two bidders’ due diligence.

On October 24, 2013, during a meeting of the Board, Sean Murphy, the Chairman of the Special Committee, provided an update on the strategic review noting, among other things, the receipt of two indicative bids, the Special Committee’s preliminary assessment of such indicative bids and contemplated next steps.

On November 1, 2013, management provided an update on the strategic review to the Special Committee and discussed the participation in the process of another strategic party (“Party B”). The Special Committee then discussed with management and the Company’s advisors the new process letter to be sent to Party A and Sterigenics requesting revised proposals. Further, a possible broadening of the strategic review process was also considered, but the Special Committee concluded not to do so, in part, on the basis that other financial parties would likely not be able to meet or exceed the financial and strategic value ultimately ascribed by the current strategic parties. Jefferies also discussed with the Special Committee its ongoing preliminary financial analysis and the members of the Special Committee discussed with Jefferies the methodologies and certain related assumptions upon which such analysis was based.

Later in November, the Company received revised preliminary expressions of interest from Sterigenics and from Party A of $10.25 per share and $10.00 per share, respectively.

The Special Committee met three other times in November to review the revised preliminary expressions of interest with the assistance of its independent legal advisor and with management and the Company’s legal and financial advisors. The Special Committee considered the proposed prices as well as the regulatory, financing and execution risks of each of the expressions of interest. Despite requests from the bidders, the Special Committee determined that it was in the best interest of the Company not to grant exclusivity at this time and to continue the negotiations and discussions with both parties to maintain a competitive process. The Special Committee further decided to send a new process letter in early December with a draft arrangement agreement and to request final proposals by December 30, 2013.

At a meeting of the Special Committee on December 4, 2013, Stikeman Elliott LLP, legal advisor to the Company, provided to the members of the Special Committee a detailed description of the principal terms and conditions of a draft arrangement agreement to be provided to bidders. After a discussion among the members of the Special Committee, the draft arrangement agreement to be sent to Party A and Sterigenics was approved by the Special Committee.

Later on December 4, 2013, Nordion received from Party B a preliminary and conditional letter of interest for the purchase of one of the Company’s business units. In accordance with the directives of the Special Committee and the Board, Jefferies conveyed to Party B the previously stated position of the Company that it was not willing to entertain a proposal for less than the entire Company. The Board and the Special Committee previously had determined that a sale of the entire Company was in the best interest of the Company given it would achieve the best value for the Shareholders and that any remaining business unit of Nordion would face significant challenges as a standalone independent entity.

On December 5, 2013, Party A and Sterigenics were provided with the new process letter and a draft arrangement agreement and were invited to submit proposals for the acquisition of Nordion, including their comments on the draft agreement, by December 30, 2013.

On December 13, 2013, during a meeting of the Board, the Special Committee, management and Jefferies provided an update on the strategic review and discussed, among other things, the status of negotiations with each of the interested parties as well as the contemplated timeline. A discussion ensued among the Board, management and Jefferies regarding each such interested party and the sale of the Company generally.

On December 16, 2013, further to the Company deciding not to grant exclusivity to any of the bidders, the Company entered into an expense reimbursement agreement with Party A pursuant to which the Company agreed to reimburse a limited amount of Party A’s expenses in the event Nordion entered into a definitive agreement with another party, provided that Party A was still maintaining its bid price at that point. The Special Committee approved the execution of the expense reimbursement agreement to maintain Party A’s ongoing active participation in the process.

On December 23, 2013, Jefferies updated the Special Committee on its ongoing preliminary financial analysis and a discussion ensued among the members of the Special Committee and Jefferies about the various methodologies and related assumptions.

On December 30, 2013, the Company received a revised proposal from Party A at a price of $10.70 per share. Sterigenics declined to submit a revised proposal at that time. On January 2, 2014, the Special Committee met together with its independent legal advisor and with the legal and financial advisors to the Company to review the terms of Party A’s revised proposal. An extensive discussion ensued among the members of the Special Committee and the advisors on the terms of Party A’s proposal. Further to such discussion, the Special Committee decided to recommend that exclusivity not be granted to Party A before settling and clarifying certain of the terms contained in the proposal.

On January 8, 2014, during a meeting of the Board, Sean Murphy, the Chairman of the Special Committee, with management and the Special Committee’s and the Company’s advisors provided an update on the strategic review and presented Party A’s revised proposal. The Board discussed with management and such advisors the terms and other considerations of Party A’s revised proposal and determined, in accordance with the recommendation of the Special Committee, that exclusivity could be granted to Party A once certain terms contained in the proposal were clarified and finalized.

Nordion and Party A engaged in discussions to settle and clarify some fundamental terms of the proposal and, on January 20, 2014, Nordion and Party A entered into an exclusivity agreement (the “Exclusivity Agreement”) providing for a 30-day period of exclusive negotiations. The Exclusivity Agreement also provided that during the exclusivity period, Nordion would inform Party A of the receipt of any acquisition proposal (but not of the terms of, nor of the identity of the person making, such proposal) and that Nordion would reimburse certain fees and expenses of Party A should Nordion enter into a definitive agreement with another party, provided that Party A was still maintaining its bid price at that point.

On February 9, 2014, while discussions with Party A were ongoing, Sterigenics submitted an unsolicited preliminary proposal at a price of $12.00 per share (the “Sterigenics Proposal”) which was conditioned on satisfactory completion of due diligence and did not include a mark-up of the draft arrangement agreement provided to Sterigenics on December 5, 2013.

On February 10, 2014, the Special Committee met to review the Sterigenics Proposal. A lengthy discussion ensued among the members of the Special Committee on the terms of the Sterigenics Proposal, including the price and the preliminary nature of the Sterigenics Proposal. Further to such discussion, the Special Committee decided that it would not be able to recommend a transaction with Party A on the terms currently proposed given the Sterigenics Proposal and that it was in the best interest of the Company to have both parties involved in the strategic process to further the competitive process.

Following the meeting of the Special Committee and in light of the Exclusivity Agreement with Party A, Nordion advised Sterigenics that it could not at this time consider or discuss in any manner the Sterigenics Proposal. Nordion also advised Party A of the receipt of the Sterigenics Proposal (without disclosing any terms or Sterigenics’ identity) and that, given the current circumstances, the Special Committee had decided that it would not be in the best interest of the Company to either (i) extend the exclusivity period with Party A or (ii) announce a transaction with Party A at a price of $10.70 per share.

On February 12, 2014, Nordion and Party A entered into an amended and restated exclusivity agreement pursuant to which Nordion was authorized to immediately hold discussions with Sterigenics, including with principals of GTCR LLC (an investment advisory firm that provides advisory and management services to certain affiliates of the investment funds that own Sterigenics) acting in their capacity as members of the board of directors of Sterigenics, in consideration for an increase of the amount of fees and expenses that Nordion would have to reimburse Party A in certain circumstances to $3,300,000. Under the terms of the amended and restated exclusivity agreement, such reimbursement remained subject to Nordion entering into a definitive agreement with another party and that Party A maintain its bid price at that point.

In the following weeks, Nordion continued the negotiation and discussion with both parties and provided additional information in an effort to help the parties finalize their due diligence.

Given that a sale of the Company to Party A or Sterigenics was prohibited by the Foreign-Ownership Restrictions provided for in the Nordion Act, the ability of the Company to consummate a transaction was hampered by the existence of such restrictions. Accordingly, and concurrently with the ongoing negotiations with Party A and Sterigenics, Nordion continued its discussions with the Canadian federal government regarding amendments of the Foreign-Ownership Restrictions including the possibility for the legislation implementing the February 11, 2014 budget (the “Budget Implementation Act”) to include amendments updating the Nordion Act to make the Foreign-Ownership Restrictions inapplicable to a transaction with a “non-resident” in certain circumstances (the “Proposed Nordion Act Amendments”).

On March 4, 2014, during a meeting of the Board, the Special Committee, management and Jefferies provided an update on the strategic review and discussed, among other things, the status of negotiations with Party A and Sterigenics, expected timeline and next steps.

On March 10, 2014, Nordion sent a new process letter to Party A and Sterigenics requesting final proposals by March 17, 2014. The process letter also indicated that final proposals should include letters evidencing fully committed financing and that the parties work towards announcement once amendments to the Nordion Act were introduced to the House of Commons which could occur, if included in the Budget Implementation Act, at the end of March or beginning of April.

On March 19, 2014, the Special Committee, with its independent legal advisor and with management and the Company’s legal and financial advisors, met to review the revised proposals submitted by Party A and Sterigenics. Each of Party A and Sterigenics maintained their previously proposed prices of $10.70 per share and $12 per share, respectively, and only Sterigenics’ proposal was accompanied by fully committed financing papers. However, Sterigenics’ mark-up of the arrangement agreement referred to a closing condition to be added to the agreement should certain due diligence matters not be settled prior to announcement. After extensive discussion among members of the Special Committee, management and the advisors, the Special Committee decided that such due diligence matters had to be resolved before granting exclusivity to Sterigenics.

Around the same time, the Special Committee was informed that the tabling of the Budget Implementation Act was expected during the last week of March. The Special Committee discussed with management and the advisors and it was determined that, if possible, it would be preferable to announce any transaction with the tabling of the Budget Implementation Act.

As instructed by the Special Committee, Nordion proceeded with addressing the due diligence matters with Sterigenics. During these discussions, it appeared that Sterigenics had not factored into its proposed price the risks associated with certain due diligence matters and Sterigenics indicated that it could consider removing the conditionality relating to such due diligence matters in consideration for a reduction in its proposed price by approximately $0.40 per share to $11.60 per share.

During the same period, in accordance with the directives of the Special Committee, Jefferies contacted Party A to indicate that because of unresolved due diligence matters with the other bidder, there was still an opportunity for Party A to increase its proposed price, but Party A declined to do so.

On the morning of March 22, 2014, the Special Committee, with the assistance of its independent legal advisor and with management and the Company’s legal and financial advisors, had a lengthy discussion regarding the due diligence matters and related price reduction proposed by Sterigenics. The Special Committee instructed management and Jefferies to indicate to Sterigenics that a closing condition relating to the outstanding due diligence matters was not acceptable and to discuss with Sterigenics certain of the various alternatives considered at the meeting in order to remove such due diligence condition.

Mr. Steve West, Nordion’s Chief Executive Officer, accompanied by a representative of Jefferies, called Sterigenics to address the outstanding due diligence matters and, after a lengthy discussion, Nordion’s Chief Executive Officer indicated that a closing condition relating to the outstanding due diligence matters was not acceptable to the Company and invited Sterigenics to submit a revised bid without such conditionality. Sterigenics indicated that if it was to submit a revised bid, it could be at a price lower than the adjustment previously contemplated. On the evening of March 22, 2014, Sterigenics submitted a revised final proposal pursuant to which the price was revised to $11.75 per share and the closing condition referring to certain due diligence matters was removed.

On the morning of March 23, 2014, the Special Committee, with its independent legal advisor and with management and the Company’s legal and financial advisors, met to review the new proposal submitted by Sterigenics. Management provided an update to the Special Committee on the discussions of the previous day with Sterigenics and a discussion ensued between the members of the Special Committee, management and legal and financial advisors on the revised proposal and remaining outstanding issues.

During the period from March 24 to March 28, 2014, Nordion and Sterigenics, together with their legal and financial advisors, negotiated the terms and conditions of the Arrangement Agreement and the other definitive agreements for the transaction.

On March 25, 2014, Jefferies disclosed to the Company that it verbally had been engaged to act as co-financial advisor to another portfolio company of GTCR LLC (the “Mandate”) and that senior representatives of Jefferies assisting Nordion in connection with the Arrangement would also be involved in the Mandate.

On March 26, 2014, a meeting of the Special Committee was convened to consider the disclosure of the Mandate by Jefferies. Jefferies provided background information and context to the Special Committee and its independent legal advisor regarding the Mandate, including that, in the ordinary course of business, Jefferies was invited to pitch for the Mandate before Sterigenics re-entered Nordion’s process by submitting the Sterigenics Proposal on February 9, 2014, that in late February Jefferies (including senior representatives of Jefferies assisting Nordion in connection with the Arrangement) made a formal presentation to the senior management and board of directors of the GTCR LLC portfolio company (which board of directors included certain representatives of Sterigenics involved in discussions related to the Arrangement) and that Jefferies was subsequently informed that it would be retained by the GTCR LLC portfolio company as a co-financial advisor for the Mandate. Jefferies also indicated that the Mandate was still in its preparatory stages and that the decision to accept the Mandate would not impact its ability to render an opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Arrangement by holders of Common Shares.

The Jefferies representative then left the meeting of the Special Committee and a discussion ensued amongst the members of the Special Committee and Davies Ward Phillips & Vineberg LLP, the Special Committee’s independent legal advisor. The members of the Special Committee proceeded to discuss and in so doing considered a number of factors, including (i) the thoroughness of the strategic review process, including access to management and to the data room provided to a number of third parties having expressed an interest in Nordion throughout the sales process, (ii) the number and quality of the proposals received from interested parties following such access, taking into account the unique nature and complexity of Nordion’s nuclear and health sciences business as well as the limited number of companies with nuclear industry experience and operations that may also value an opportunity to expand their operations with the acquisition of the Company’s Medical Isotopes business, (iii) the detailed analyses by management, the Board and the Special Committee of the potential alternatives available to Nordion other than a sale transaction, (iv) the extensive negotiations with both Party A and Sterigenics conducted over a period of several months by the Company and its advisors and monitored by the Special Committee, (v) the significant difference in the prices offered by Sterigenics and Party A in their respective final bids, (vi) the background and context provided by Jefferies with respect to the Mandate, (vii) Jefferies’ financial analytical work shared and discussed with the Special Committee and (viii) the risks and uncertainties involved in delaying the completion of the strategic review process in order to obtain a supplementary, confirmatory fairness opinion. The Special Committee considered the alternatives reasonably available to the Company considering the very advanced status of the negotiations with Sterigenics and the expectation that the Budget Implementation Act could be tabled at any time and most likely in the coming 48 hours. After discussion and analysis, the Special Committee determined that it was in the best interest of the Company to continue the negotiations with Sterigenics to attempt to finalize the definitive documentation and, if an agreement were reached and if the Budget Implementation Act contained the Proposed Nordion Act Amendments, to announce the transaction with Sterigenics immediately following the tabling of the Budget Implementation Act and to submit the Arrangement to Shareholders for their consideration and approval. In addition, it was decided that in order to mitigate any perceived conflict of interests, further negotiations and contact with Sterigenics or other parties would be exclusively conducted by the Company’s management and legal advisors until announcement of the Arrangement and throughout the end of the fiduciary out period prior to the Meeting.

Nordion and Sterigenics, together with their legal and financial advisors, continued to negotiate the terms and conditions of the Arrangement Agreement and the other definitive agreements relating to the transaction throughout March 27, 2014.

On March 28, 2014, the Special Committee met with its legal advisor and with the Company’s advisors to consider the proposed transaction and to review the material terms and conditions of the Arrangement as set out in the most recent draft of the Arrangement Agreement and to determine whether to make any recommendation to the Board. At this meeting, Jefferies reviewed with the Special Committee its financial analysis of the Consideration and indicated to the Special Committee that such financial analysis would form the basis for its opinion regarding the fairness, from a financial point of view, of the Consideration to be received in the Arrangement by holders of Common Shares.

Stikeman Elliott LLP then presented the material terms of the Arrangement Agreement and the other definitive transaction documents and Davies Ward Phillips & Vineberg LLP, independent legal advisor to the Special Committee, discussed the duties of the members of the Special Committee in the context of assessing the proposed transaction. Following these presentations, and after a discussion of the factors supporting the proposed transaction as well as the risks and uncertainties associated with the proposed transaction, the Special Committee unanimously determined that the Arrangement was in the best interest of the Company and was fair to the holders of Common Shares and unanimously agreed to recommend that the Board approve the Arrangement.

On March 28, 2014, following the Special Committee meeting but before the tabling of the Budget Implementation Act in the House of Commons, the Board met with the Company’s legal and financial advisors. At this meeting, Jefferies reviewed with the Board its financial analysis of the Consideration and then rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated March 28, 2014 addressed to the Board and the Special Committee, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the Consideration to be received in the Arrangement by holders of Common Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders. Stikeman Elliott LLP then presented the material terms of the Arrangement Agreement and the other definitive transaction documents and the Chairman of the Special Committee reported to the Board the unanimous recommendation of the Special Committee. The Chairman of the Special Committee further reported to the Board the disclosure by Jefferies of the Mandate and the determinations made by the Special Committee in that respect. Following such presentations and the Special Committee’s recommendation, and after discussion, the Board unanimously determined that the Arrangement was in the best interest of Nordion and unanimously approved the Arrangement and the making of a recommendation that the Shareholders vote FOR the Arrangement, subject to the Budget Implementation Act including the Proposed Nordion Act Amendments being to the satisfaction of the Chairman of the Special Committee.

Shortly after the meeting of the Board, the Budget Implementation Act was tabled in the House of Commons and each of Nordion and Sterigenics confirmed that the Proposed Nordion Act Amendments included in the Budget Implementation Act were satisfactory. Pending finalization of the Arrangement Agreement and other definitive transaction documents, Nordion advised the NYSE and the TSX of the amendments to the Nordion Act and the potential announcement of a transaction and requested a trading halt.

The Arrangement Agreement and other definitive transaction documents were finalized and executed by the parties on March 28, 2014 after the close of markets and Nordion issued a press release, publicly announcing the Arrangement.

Reasons for the Recommendation of the Special Committee

In reaching its determinations and recommendations, the Special Committee carefully reviewed the material features of the Arrangement Agreement and related documents and considered and relied upon a number of factors, including the significant factors discussed below.

Best Alternative Resulting from Extensive Review Process

Further to the announcement of the divestiture of the Targeted Therapies business, the Board considered, among other things, the challenges faced by Nordion’s business, including potential issues regarding the long-term supply to Nordion of reactor-based medical isotopes post-2016 and other anticipated challenges and liabilities, profitability and cash flow trends, the size of Nordion, the costs associated with remaining a publicly traded company, the trading price and liquidity of the Company’s shares as well as concerns communicated by certain long-standing Shareholders about the Company being undervalued. In light of the foregoing, the Board concluded that of the potential available alternatives, a sale of the entire Company was in the best interest of the Company and would achieve the best value for the Shareholders.

The Arrangement is the result of an active and extensive strategic review process of Nordion’s alternatives which was publicly announced on January 28, 2013 and which involved the solicitation of a number of potential purchasers. This process was conducted under the supervision of the Board and, as of September 2013, the Special Committee, which is comprised of independent directors, with the assistance of Davies Ward Phillips & Vineberg LLP, the Special Committee’s independent legal counsel, as well as the Company’s management and legal and financial advisors. The Board and the Special Committee carefully considered a broad range of prospective alternatives with a view to the best interests of Nordion.

Ultimately, the Board and the Special Committee determined that the Arrangement was in the best interests of the Company and was the best alternative resulting from such an extensive review and competitive and active sale process.

Most Favourable Price

The strategic review process was publicly announced on January 28, 2013 and had been ongoing for over a year. The Arrangement constitutes the highest offer received in connection with the competitive and active sale process conducted by the Company and which involved solicitation to a number of potential parties. Proposals previously received from and prior discussions with other third parties, including extensive negotiations with an interested party, with respect to a sale of the Company or other various business transactions were less favourable to Nordion than the Arrangement.

Consideration Offered Represents Significant Premium

The Consideration represents a premium of approximately 12% to the closing price of $10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement, and a premium of approximately 24% over the 90-day volume weighted average price of $9.47 per Common Share on the NYSE. Adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of $319.5 million or $5.16 per Common Share, the cash adjusted premium to the 90-day volume weighted average price on the NYSE is approximately 53%.

The Consideration represents a premium of approximately 84% to the closing price of $6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process, and a premium of approximately 77% over the 90-day volume weighted average price of $6.64 per Common Share on the NYSE as at January 25, 2013.

Cash Consideration

The Consideration to be paid to the Shareholders pursuant to the Arrangement will be in cash, providing certainty of value to the Shareholders.

Opinion of Financial Advisor

The Special Committee and the Board received a written opinion, dated March 28, 2014, of Jefferies as to the fairness, from a financial point of view and as of such date, of the Consideration to be received in the Arrangement by holders of Common Shares, which opinion was based on and subject to various assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described therein and is attached as Appendix “C” to this Information Circular (the “Opinion”). The Opinion was addressed to, and solely for the use and benefit of, the Special Committee and the Board (in their respective capacities as such) in their evaluation of the Consideration from a financial point of view and did not address any other aspect of the Arrangement or related transactions. The Opinion did not address the relative merits of the Arrangement or related transactions as compared to any alternative transaction or opportunity that might be available to Nordion nor did it address Nordion’s underlying business decision to engage in the Arrangement or related transactions. Under the terms of its engagement, Jefferies has acted as an independent contractor, and not as an agent or a fiduciary. The Opinion is not a recommendation as to how any Shareholder should vote or act in connection with the Arrangement or related transactions or any other matter. See “The Arrangement — Opinion of Financial Advisor”.

Ability to Respond to Superior Proposals

The terms and conditions of the Arrangement Agreement, including the amount of the termination fee payable by the Company under certain circumstances, do not preclude a third party from proposing or making a Superior Proposal. Notwithstanding the non-solicitation provisions of the Arrangement Agreement, if at any time, prior to obtaining the approval by Shareholders of the Arrangement Resolution, Nordion receives a bona fide written Acquisition Proposal and the Board determines in good faith, after consultation with Nordion’s outside counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, Nordion may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal in certain limited circumstances which are described under “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Responding to an Acquisition Proposal”.

Terms of the Arrangement Agreement

The terms and conditions of the Arrangement Agreement, which were extensively negotiated by Nordion (including with the involvement of the Special Committee) including, the reasonableness of the representations, warranties and covenants of the parties, the reasonableness of the restrictions on the conduct of Nordion’s business until the completion of the Arrangement and the conditions to the respective obligations of the parties, are fair to Nordion.

Purchaser’s Committed Financing

The completion of the Arrangement is not subject to any financing condition. The Financing Letters and the Equity Letter contain only limited and customary conditions and the Lenders and the Equity Funding Party have the financial capacity to satisfy their respective commitments under the Financing Letters and the Equity Letter.

Guarantee of Purchaser’s Obligations

The Guarantors have jointly and severally guaranteed all of the Purchaser’s obligations pursuant to the Arrangement Agreement.

Purchaser’s Reverse Termination Fee

The Purchaser has agreed to pay Nordion a Reverse Termination Fee of $24 million if the Arrangement is not completed in certain circumstances. See “Summary of the Arrangement Agreement — Termination Fee”.

Shareholder and Court Approvals

The Arrangement is subject to the following shareholder and Court approvals, which provide additional protection to Nordion Shareholders:

(i)
the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Nordion Shareholders, present in person or represented by proxy at the Meeting; and

(ii)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Nordion Shareholders.

Dissent Rights

The ability of registered Shareholders who do not vote in favour of the Arrangement Resolution to exercise a right of dissent and be paid the fair value for their Common Shares.

Termination of Support and Voting Agreements

Should the Company terminate the Arrangement Agreement in accordance with its terms, including the acceptance of a Superior Proposal, the Support and Voting Agreements will terminate.

Potential Risks and Other Potentially Negative Factors

The Special Committee also considered a variety of potential risks and other potentially negative factors concerning the Arrangement, including:

(a)
the risks and costs to Nordion if the Arrangement is not completed, including the diversion of the attention of Nordion’s management and employees, potential employee attrition and the potential effect on Nordion’s business and its relationships with its stakeholders;

(b)
the restrictions on the conduct of Nordion’s business prior to the completion of the Arrangement, which may delay or prevent Nordion from undertaking business opportunities that may arise pending completion of the Arrangement;

(c)
the fact that the Shareholders generally will not participate in any future earnings or growth of Nordion and will not benefit from any appreciation in value of Nordion to the extent that those benefits exceed those potential benefits reflected in the consideration to be received by the Shareholders under the Arrangement;

(d)
the conditions to the Purchaser’s obligation to complete the Arrangement and the rights of the Purchaser to terminate the Arrangement Agreement in certain circumstances, including if the conditions precedent in favour of the Purchaser are not satisfied prior to the Outside Date;

(e)	the restrictions in the Arrangement Agreement on Nordion’s ability to solicit, respond to and negotiate Acquisition Proposals from third parties;

(f)
the fact that if the Arrangement Agreement is terminated in certain circumstances, Nordion must pay the Termination Fee to the Purchaser or reimburse the Purchaser for certain expenses, and the possible deterrent effect that the Termination Fee might have on other potential acquirors proposing an alternative transaction that may be more advantageous to the Shareholders; and

(g)
the fact that if the Arrangement Agreement is terminated by Nordion by reason of the failure of the Purchaser to consummate the closing of the Arrangement after all of the conditions precedent have been waived or satisfied (other than conditions which by their nature are only capable of being satisfied as of the Effective Time), Nordion’s remedy may be limited to the payment by the Purchaser of a termination fee in the amount of $24 million.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, information concerning Nordion, the Purchaser, the Guarantors and the Arrangement, as described above, and after consultation in its evaluation of the Arrangement with legal and financial advisors, the Special Committee has unanimously determined that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement.

Recommendation of the Board

After careful consideration by the Board, the Board has unanimously concluded that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive of the factors considered by the Special Committee and the Board in reaching their respective conclusions and making their respective recommendations, but includes the material information, factors and analysis considered by the Board and the Special Committee in reaching such conclusions and making such recommendations. The members of the Board and the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business of Nordion and the industry in which Nordion operates and of the Company’s financial condition and prospects and were assisted in this regard by the Company’s management and legal and financial advisors. In view of the numerous factors considered in connection with their respective evaluations of the Arrangement, the Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their respective decisions. In addition, individual members of the Board and the Special Committee may have given different weights to different factors. The respective conclusions and unanimous recommendations of the Board and the Special Committee were made after considering all of the information and factors involved.

Opinion of Financial Advisor

Overview of Opinion

In connection with the Arrangement, Jefferies delivered to the Special Committee and the Board a written opinion, dated March 28, 2014, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in its opinion, the Consideration to be received in the Arrangement by holders of Common Shares was fair, from a financial point of view, to such holders.

The full text of the Opinion which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix “C” to this Information Circular and is incorporated by reference in its entirety into this Information Circular. The Opinion was addressed to, and solely for the use and benefit of, the Special Committee and of the Board (in their respective capacities as such) in their evaluation of the Consideration from a financial point of view and did not address any other aspect of the Arrangement or related transactions. The Opinion did not address the relative merits of the Arrangement or related transactions as compared to any alternative transaction or opportunity that might be available to Nordion, nor did it address Nordion’s underlying business decision to engage in the Arrangement or related transactions. Under the terms of its engagement, Jefferies has acted as an independent contractor, and not as an agent or a fiduciary. The Opinion is not a recommendation as to how any Shareholder should vote or act in connection with the Arrangement or related transactions or any other matter. This summary is qualified in its entirety by reference to the full text of the Opinion. The Board encourages Shareholders to read the Opinion carefully and in its entirety.

The Opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to it as of, the date of such Opinion. Accordingly, although subsequent developments may affect its Opinion, Jefferies has no obligation to update, revise or reaffirm its Opinion.

The type and amount of Consideration payable in the Arrangement was determined through negotiations between Nordion and Sterigenics and the decision to enter into the Arrangement Agreement was solely that of the Board. The Opinion was only one of many factors considered by the Special Committee and the Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or related transactions or the consideration payable in the Arrangement or related transactions.

In connection with its Opinion, Jefferies performed a variety of financial and comparative analyses, including those summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. However, a general overview of the methodologies used and other factors considered, by Jefferies in connection with its Opinion are described below. Jefferies did not draw, in isolation, conclusions from or with regard to any single methodology or factor, but rather arrived at its Opinion based on the results of all methodologies and factors assessed as a whole.

Overview of Methodologies and Other Factors

Selected Public Companies Analysis

Jefferies performed a selected public companies analysis in which it reviewed certain publicly available financial and stock market information relating to selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the medical technology industry. Jefferies reviewed enterprise values, calculated as fully diluted equity values based on closing share prices on March 26, 2014 plus total debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of calendar year 2014 and calendar year 2015 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Jefferies then applied from these observed EBITDA multiples a range of selected calendar year 2014 and calendar year 2015 estimated EBITDA multiples to corresponding data of Nordion (normalized, in the case of Nordion’s calendar year 2014 estimated EBITDA, for non-recurring items). In this analysis, financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information, and financial data of Nordion was based on risk-adjusted financial forecasts and other estimates of the management of Nordion.

Selected Precedent Transactions Analysis

Jefferies performed a selected precedent analysis in which it reviewed selected transactions announced from November 13, 2009 to March 26, 2014 which Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions involving medical device and original equipment manufacturer suppliers. Jefferies reviewed transaction values, calculated as the purchase prices paid for the target companies involved in such transactions plus debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of latest 12 months EBITDA. Jefferies then applied from these observed multiples a range of selected latest 12 months EBITDA multiples to corresponding financial data of Nordion. In this analysis, financial data of the selected transactions were based on publicly available and other information, and financial data of Nordion was based on historical financial information and other data provided by the management of Nordion.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis of Nordion in which Jefferies calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Nordion was forecasted to generate during the last nine months of the fiscal year ending October 31, 2014 through the full fiscal year ending October 31, 2018 both on a sum-of-the parts basis from Nordion’s individual business segments and on a consolidated basis. Terminal values for Nordion were calculated by applying to Nordion’s fiscal year 2018 estimated EBITDA a selected range of EBITDA terminal value multiples. These cash flows and terminal values were then discounted to present value (as of January 31, 2014) utilizing a selected range of discount rates. In this analysis, financial data for Nordion was based on risk-adjusted financial forecasts and other estimates of the management of Nordion.

Other Factors

Jefferies observed certain other factors that were not considered part of Jefferies’ financial analyses with respect to its Opinion but were noted for informational purposes, including premiums implied in selected transactions involving companies in the medical technology industry announced from January 1, 2011 to March 26, 2014 and the approximate per share equity value reference ranges implied for Nordion after applying a selected range of premiums derived from such selected transactions to Nordion’s closing share prices on January 8, 2014 (the last trading day prior to Nordion’s quarterly earnings release in which Nordion provided positive commentary regarding its strategic alternatives review process) and March 26, 2014.

Credentials and Material Relationships of Financial Advisor

Nordion engaged Jefferies to act as its financial advisor in connection with the Arrangement. Jefferies was selected, among others reasons, because it is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions generally and in the healthcare industry in particular. Jefferies is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Jefferies and its affiliates, including senior members of the team involved in providing Jefferies’ services to Nordion in connection with the Arrangement, in the past have provided and currently are providing financial advisory and financing services to Nordion and certain affiliates of Sterigenics (including GTCR LLC and/or certain other portfolio companies of GTCR LLC) and have received and expect to receive fees for the rendering of such services including, during the two-year period prior to the date of the Opinion, (i) having acted as financial advisor to Nordion in connection with the sale of its targeted therapies business in 2012 and (ii) having provided or providing certain financial advisory services to GTCR LLC in connection with its acquisition of Sterigenics in 2011 and other acquisitions or dispositions on behalf of GTCR LLC and/or certain of its portfolio companies. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Nordion and/or its affiliates for Jefferies and its affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies and its affiliates may in the future seek to provide financial advisory and financing services to Nordion, Sterigenics and their respective affiliates (including GTCR LLC and/or other portfolio companies of GTCR LLC) for which Jefferies and its affiliates would expect to receive compensation. Please refer to “The Arrangement — Background to the Arrangement”.

Compensation

The terms of the engagement letter between Jefferies and the Company provide that Jefferies will receive for its financial advisory services to Nordion in connection with the Arrangement an aggregate fee currently estimated to be approximately $8 million, a portion of which was payable upon delivery of the Opinion and approximately $7.5 million of which is payable contingent upon consummation of the Arrangement. Jefferies also will be reimbursed for expenses incurred in connection with its engagement and will be indemnified by the Company against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Notwithstanding the approval of the Arrangement Resolution in accordance with the foregoing (the “Required Shareholder Approval”), the Arrangement Resolution authorizes the Board to, without notice to or approval of the Shareholders, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under the section “Summary of the Arrangement Agreement — Amendments” of this Information Circular, and (ii) subject to terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

Support and Voting Agreements

Directors and Officers Support and Voting Agreements

As of April 22, 2014, directors and executive officers of Nordion owned or exercised control or direction over an aggregate 96,250 Common Shares, representing less than 1% of the issued and outstanding Common Shares.

Those directors and executive officers (“Supporting D&Os”) entered into Support and Voting Agreements with the Purchaser on March 28, 2014 to, among other things:

(a)
vote (or cause to be voted) all of the Common Shares of which such Shareholder is the beneficial owner in favour of the Arrangement (and any actions required in furtherance thereof) at any meeting of the Shareholder at which such matters are considered and at every adjournment thereof;

(b)	not to exercise any rights to dissent in connection with the Arrangement;

(c)	not to take any action which may in any way adversely affect the success of the Arrangement (except in their capacity as director or officer to the extent permitted by the Arrangement Agreement);

(d)
not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal (except in their capacity as director or officer to the extent permitted by the Arrangement Agreement); and

(e)
not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of their Common Shares or any interest therein, without the Purchaser’s prior written consent.

Pursuant to the Support and Voting Agreements, the Supporting D&Os shall not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as director or officer of Nordion.

The Support and Voting Agreement will automatically terminate on the first to occur of: (a) the date, if any, that the Arrangement Agreement is terminated in accordance with its terms; and (b) the Outside Date.

Effect of the Arrangement

The Arrangement Agreement provides for the effective acquisition of all of the issued and outstanding Common Shares by the Purchaser by way of statutory plan of arrangement under section 192 of the CBCA. Following completion of the Arrangement, the Purchaser will own, directly or indirectly, all of Nordion’s issued and outstanding Common Shares.

Pursuant to the Arrangement Agreement, each Shareholder will be entitled to receive $11.75 per Common Share held.

With respect to Options, RSUs and DSUs, whether vested or unvested, outstanding as of the Effective Time, under the Arrangement:

(a)
each outstanding Option with an exercise price per Common Share lower than $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Nordion in exchange for a cash payment equal to the $11.75, less the applicable exercise price per Common Share in respect of such Option;

(b)
each outstanding Option with an exercise price per Common Share equal to or greater than the $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Nordion without any consideration;

(c)	each outstanding RSU shall be acquired or cancelled by Nordion in exchange for a cash payment of $11.75; and

(d)	each outstanding DSU shall be acquired or cancelled by Nordion in exchange for a cash payment of $11.75.

Arrangement Mechanics

The Arrangement

The Arrangement will be implemented by way of a statutory plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)
all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied (or in certain cases waived) by the appropriate party, including, but not limited to, receipt of Regulatory Approvals and the enactment of the Proposed Nordion Act Amendments; and

(d)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

Steps to Implementing the Arrangement and Timing

The following summarizes the steps which will occur under the Plan of Arrangement at the Effective Time, if all conditions to the implementation of the Arrangement have been satisfied or waived.

Pursuant to the Arrangement, the Common Shares will be exchanged for a combination of (i) common shares of AmalCo (called AmalCo Common Shares), which is the company resulting from the amalgamation of Nordion, Nordion Canada and CanadaCo, and (ii) preferred shares of AmalCo (called AmalCo Preferred Shares). The AmalCo Common Shares will be transferred to the Purchaser, and the AmalCo Preferred Shares will be redeemed by the Company, in exchange for an aggregate amount of $11.75 per Common Share. Dissent Shares held by Dissenting Shareholders may ultimately be entitled to be paid fair value for such shares. See “Dissenting Shareholders Rights”.

The steps of the Plan of Arrangement also include, among other things, the advance by the Company to the Purchaser of the Company Loan, whereby, if applicable, the Purchaser will use certain excess cash on hand of the Company to fund its obligations pursuant to the Arrangement, and the implementation of any Contemplated Reorganization Transactions in accordance with the Arrangement Agreement.

The following description of the steps is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix “A” to this Information Circular.

First, at the Effective Time, if applicable, the Company shall advance to the Purchaser the Company Loan;

Second, at the Effective Time, each outstanding Option, DSU and RSU shall be deemed to have vested;

Third, at the Effective Time, the following transactions shall occur simultaneously:

(a)
each outstanding Option with an exercise price per Common Share lower than $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Nordion in exchange for a cash payment equal to the $11.75, less the applicable exercise price per Common Share in respect of such Option;

(b)
each outstanding Option with an exercise price per Common Share equal to or greater than $11.75 (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Nordion without any consideration; and

(c)	each outstanding RSU and DSU shall be acquired or cancelled by Nordion in exchange for a cash payment of $11.75;

Fourth, at the Effective Time, the following transactions shall occur simultaneously:

(a)
the Company, CanadaCo and Nordion Canada shall amalgamate with the same effect as under Section 184 of the CBCA (as so amalgamated, “AmalCo”), the Nordion Articles of Amalgamation shall be the articles of amalgamation of AmalCo and AmalCo shall take the name “Nordion (Canada) Inc.”; and

(b)
each issued and outstanding Common Share shall be cancelled and exchanged for (A) a fraction of an AmalCo Preferred Share equal to the quotient obtained by dividing the Redemption Amount by the Total Consideration (each such fraction of a share, an “AmalCo Fractional Preferred Share”) and (B) a fraction of an AmalCo Common Share equal to one (1) minus the fraction equal to an AmalCo Fractional Preferred Share (each such fraction of a share, an “AmalCo Fractional Common Share”);

Fifth, at the Effective Time, the Reorganization Documents shall become effective and AmalCo shall implement the actions provided therein;

Sixth, at the Effective Time, the following transactions shall occur simultaneously:

(a)
AmalCo shall redeem all of the AmalCo Preferred Shares (other than the AmalCo Dissenting Preferred Shares) pursuant to which each AmalCo Fractional Preferred Share shall be cancelled by AmalCo in exchange for a cash payment equal to the amount of the Redemption Consideration for each AmalCo Fractional Preferred Share and the name of each Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(b)
all AmalCo Preferred Shares held by Dissenting Shareholders (the “AmalCo Dissenting Preferred Shares”) shall be deemed to have been redeemed and cancelled by Corporation as set out in the Plan of Arrangement and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Preferred Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in the Plan of Arrangement; and (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

Seventh, at the Effective Time, the following transactions shall occur simultaneously:

(a)
each AmalCo Fractional Common Share, other than the AmalCo Dissenting Common Shares, shall, without any further action by or on behalf of a Shareholder, be assigned and transferred by the Shareholder thereof to the Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the amount of the Purchaser Consideration for each AmalCo Fractional Common Share and (A) the name of each such Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (B) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

(b)
all AmalCo Common Shares held by Dissenting Shareholders (the “AmalCo Dissenting Common Shares”) shall be deemed to have been transferred (free and clear of all Liens) to Purchaser as set out in the Plan of Arrangement, and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Common Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in the Plan of Arrangement; (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (C) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

Eighth, at the Effective Time, each of the Stock Option Plan, DSU Director Plan and Equity Incentive Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect.

Pre-Closing Reorganization

The Company has agreed to cooperate with Purchaser in structuring and preparing any reorganization, transfer of securities, assets or business as Purchaser may reasonably require, including amalgamations or liquidations, and including the structuring transactions described in a letter of Purchaser to the Company dated the date of the Arrangement Agreement (each, a “Contemplated Reorganization Transaction”). Subject to and in accordance with the Arrangement Agreement, the Reorganization Documents to give effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with the Plan of Arrangement, will be executed by the parties thereto to take effect pursuant to the Plan of Arrangement, provided that the Company shall have the right to not execute any Reorganization Document in certain circumstances more fully described in “Summary of the Arrangement Agreement — Covenants — Covenants Relating to Cooperation regarding Reorganization”. This refusal shall not prevent or delay the filing of the Articles of Arrangement and the effectiveness of the Plan of Arrangement which shall then become effective in accordance with its terms but without any step relating to any such Reorganization Document not executed becoming effective.

Cancellation Rights After Six (6) Years

In accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented outstanding Common Shares will be deemed, after the Effective Time, to represent only the right to receive upon such surrender the Consideration, which such Shareholder is entitled to receive in lieu of such certificate. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of former Shareholder of any kind or nature.

Any payment made by way of cheque by the Depositary on behalf of Nordion or the Purchaser pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, on the sixth anniversary of the Effective Date, and any right or claim to payment under the Arrangement that remains outstanding on the sixth anniversary of the Effective Date shall terminate and be deemed to be surrendered and forfeited to the Purchaser and Nordion, as the case may be, for no consideration and shall cease to represent a right or claim of any kind or nature.

Expenses of the Arrangement

Nordion estimates that expenses in the aggregate amount of approximately $12.5 million will be incurred by Nordion in connection with the Arrangement, including legal, financial advisory and accounting fees, filing and printing costs, and the cost of preparing and mailing this Information Circular.

Except as otherwise expressly provided in the Arrangement Agreement (including the Termination Fee and the Reverse Termination Fee), the Parties to the Arrangement Agreement agreed that all out-of-pocket expenses of the Parties relating to the Arrangement Agreement and the transactions contemplated thereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursement of advisors and printing, mailing and sending costs, shall be paid by the Party incurring such expenses.

Interest of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that directors and certain of the executive officers of Nordion have certain interests or benefits in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described under the heading “The Arrangement — Background to the Arrangement”.

Common Shares

As at April 22, 2014, to the knowledge of Nordion, the directors and executive officers of Nordion owned an aggregate of 96,250 Common Shares (excluding Common Shares underlying unexercised Options). Pursuant to Support and Voting Agreements, the Supporting D&Os agreed with the Purchaser to vote their Common Shares in favour of the Arrangement Resolution. See “The Arrangement — Support and Voting Agreements”.

All of the Common Shares held by the Supporting D&Os will be treated in the same fashion under the Arrangement as Common Shares held by every other Shareholder. If the Arrangement is completed, the current directors and executive officers of Nordion will receive, in exchange for such Common Shares, an aggregate amount of $1,130,938.

Options, DSUs and RSUs

Upon the Arrangement becoming effective, each outstanding Option, DSU and RSU will be deemed to have vested. Each holder of Options will be entitled to receive, for each Option, a cash amount equal to $11.75 (provided that any exercise price set forth in Canadian dollars will be converted to U.S. dollars using the Bank of Canada noon exchange rate on the date being five Business Days prior to the Effective Date) less the applicable exercise price of such Option in the event the exercise price is lower than $11.75. Each outstanding Option with an exercise price equal to or greater than $11.75 (provided that any exercise price set forth in Canadian dollars will be converted to U.S. dollars using the Bank of Canada noon exchange rate on the date being five Business Days prior to the Effective Date) will be acquired and cancelled by Nordion without any consideration. In addition, each holder of DSU and RSU will be entitled to receive an amount equal to $11.75 in cash for each DSU or RSU held.

As at April 17, 2014, the executive officers of Nordion owned an aggregate of 1,761,000 Options granted pursuant to the Stock Option Plan for which vesting has been deemed to have occurred in connection with the Arrangement. None of the non-executive directors of the Company hold any Options. If the Arrangement is completed, the executive officers of the Company will receive, in exchange for all Options held by them as at April 17, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $5,800,174 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at April 17, 2014, an aggregate amount of approximately Cdn$6,379,031.

As at April 17, 2014, the directors and executive officers of Nordion owned an aggregate of 594,242 DSUs granted under the DSU Director Plan (for directors) and the Equity Incentive Plan (for executive officers) for which vesting has been deemed to have occurred in connection with the Arrangement. If the Arrangement is completed, the directors and executive officers of the Company will receive, in exchange for all DSUs held by them as at April 17, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $6,982,344 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at April 17, 2014, an aggregate amount of approximately Cdn$7,679,182.

As at April 17, 2014, the executive officers of Nordion owned an aggregate of 103,539 RSUs granted pursuant to the Equity Incentive Plan for which vesting has been deemed to have occurred in connection with the Arrangement. None of the non-executive directors of the Company holds any RSUs. If the Arrangement is completed, the executive officers of the Company will receive, in exchange for all RSUs held by them as at April 17, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $1,216,583 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at April 17, 2014, an aggregate amount of approximately Cdn$1,337,998.

Change of Control Benefits

The Company has a change of control policy which applies to its executive officers and provides for certain payments upon a “change of control” of Nordion. The Arrangement will constitute a “change of control” of Nordion for the purposes of such change of control policy.

The change of control policy does not provide for any additional compensation to be paid to the executive officers of the Company solely as a result of a change of control, such as the Arrangement. However, the change of control policy provides for compensation in the event of subsequent termination of employment (including constructive dismissal as a result of inconsistent duties, reduced salary, relocation and changes in compensation) within 24 months following a change of control. In such circumstances, each of the executive officers is entitled to a lump sum payment equal to the aggregate of: (a) 24 months of his or her monthly base salary, (b) his or her average annual bonus received over the three (3) fiscal years immediately preceding the executive officer’s termination, (c) an amount equal to between 5% and 12% of his or her annual base salary (in lieu of premiums for medical, dental, life insurance and the executive health benefit program for the 24-month period), (d) between 8% and 14% of his or her annual base salary in lieu of the car and fitness allowance (plus financial counseling services for the Chief Executive Officer only) for the 24-month period; and (e) between 19% and 69% of the executive officer’s base salary, representing contributions to the Company’s retirement program for the 24-month period. In addition, the executive officer is eligible to receive an in-year annual bonus payment representing his or her 3-year average annual bonus received over the three (3) fiscal years immediately preceding the executive officer’s termination.

For further details of amounts to which each executive officer may be entitled if, after completion of the Arrangement, such executive officer is terminated without cause within 24 months following the completion of the Arrangement, see “Disclosure of Compensation and Other Information — Executive Compensation —Change of Control”.

Shareholder Value Maximization Incentive Program

The Company has instituted a Shareholder Value Maximization Incentive Program in connection with the Arrangement. See “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Developments — Shareholder Value Maximization Incentive Program”.

In connection with the completion of the Arrangement, total payouts under the Shareholder Value Maximization Incentive Program for the executive officers equals $7,704,629 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at April 17, 2014, approximately Cdn$8,473,551, which represents 1.06% of the enterprise value of the Company at the time of sale. In terms of calculating the award pool under the Shareholder Value Maximization Incentive Program, the enterprise value is net of $185,000,000, the net proceeds received from the sale of the Targeted Therapies business to BTG. The following executive officers are entitled to receive the following amounts under such program:

(a)	Mr. West is entitled to a payout upon completion of the Arrangement of $2,886,893;

(b)	Mr. Dans is entitled to a payout upon completion of the Arrangement of $1,340,343;

(c)	Mr. Gardiner is entitled to a payout upon completion of the Arrangement of $1,340,343;

(d)	Mr. Ashwood is entitled to a payout upon completion of the Arrangement of $712,350;

(e)	Mr. McIntosh is entitled to a payout upon completion of the Arrangement of $712,350; and

(f)	Ms. Benjamin is entitled to a payout upon completion of the Arrangement of $712,350.

Other employees who report to a relevant executive officer will also participate in the Shareholder Value Maximization Incentive Program with their payouts being calculated using a methodology comparable to the one used for the executive officers listed above. See “Disclosure of Compensation and Other Information — Special Compensation — Fiscal 2014 Developments — Shareholder Value Maximization Incentive Program”.

Key Employee Retention Program

The Company has instituted a Key Employee Retention Program in connection with the Arrangement. See “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Developments — Key Employee Retention Program”.

In connection with the completion of the Arrangement, the following executive officers are entitled to receive the following amounts under such program:

(a)
Mr. Dans is entitled to receive an amount equal to 50% of his base salary plus annual bonus at target, 50% of such amount being paid on June 30, 2014 and the other 50% of such amount being paid on December 20, 2014 or upon the completion of the Arrangement, whichever occurs earlier;

(b)
Mr. Gardiner is entitled to receive an amount equal to 50% of his base salary plus annual bonus at target, 50% of such amount being paid on June 30, 2014 and the other 50% of such amount being paid on December 20, 2014 or upon the completion of the Arrangement, whichever occurs earlier;

(c)
Mr. Ashwood is entitled to receive an amount equal to 50% of his base salary plus annual bonus at target, 50% of such amount being paid on June 30, 2014 and the other 50% of such amount being paid on December 20, 2014 or upon the completion of the Arrangement, whichever occurs earlier;

(d)
Mr. McIntosh is entitled to receive an amount equal to 50% of his base salary plus annual bonus at target, 50% of such amount being paid on June 30, 2014 and the other 50% of such amount being paid on December 20, 2014 or upon the completion of the Arrangement, whichever occurs earlier; and

(e)
Ms. Benjamin is entitled to receive an amount equal to 50% of her base salary plus annual bonus at target, 50% of such amount being paid on June 30, 2014 and the other 50% of such amount being paid on December 20, 2014 or upon the completion of the Arrangement, whichever occurs earlier.

Other employees who report to a relevant executive officer will also participate in the Key Employee Retention Program with their payouts being calculated using a methodology comparable to the one used for the executive officers listed above. See “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Development — Key Employee Retention Program”.

Insurance and Indemnification

In addition, consistent with standard practice in similar transactions, in order to ensure that directors and executive officers do not lose or forfeit their protection under liability insurance policies maintained by Nordion, the Arrangement Agreement provides for the maintenance of such protection for six (6) years. See “The Arrangement Agreement — Interest of Certain Persons in the Arrangement — Insurance and Indemnification”.

Aggregate Cash Payments

Other than in respect of DSUs, no non-executive directors of the Company will receive any payments a result of the Arrangement, except with respect to the Common Shares beneficially owned by such directors, the consideration for which will be paid on the same terms as all other Shareholders.

The chart below sets out the aggregate potential cash payments for each director and executive officer of the Company in respect of their respective Options, DSUs, RSUs, the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan.

Name and Position	Number of Common Shares Held1	Number of Options Held	Potential Cash Payment under the Arrangement with respect to Outstanding DSUs2	Potential Cash Payment under the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan	Total Potential Cash Payments1, 2
Non-Executive Directors
William D. Anderson, Chairman, Board of Directors	5,000	Nil.	$ 805,486	Nil.	$ 805,486
Jeffrey J. Brown, Director	Nil.	Nil.	$ 384,977	Nil.	$ 384,977
William G. Dempsey, Director	Nil.	Nil.	$ 1,224,280	Nil.	$ 1,224,280
Mary A. Mogford, Director	13,150	Nil.	$ 780,670	Nil.	$ 780,670
Sean Murphy, Director	Nil.	Nil.	$ 830,373	Nil.	$ 830,373
Kenneth Newport, Director	Nil.	Nil.	$ 565,962	Nil.	$ 565,962
Oye Olukotun, Director	Nil.	Nil.	$ 663,617	Nil.	$ 663,617
Janet Woodruff, Director	Nil.	Nil.	$ 601,306	Nil.	$ 601,306
TOTAL	18,150	Nil.	$ 5,856,671	Nil.	$ 5,856,671

1	Total aggregate value of Common Shares held by the non-executive directors is $213,263 and such value is not included in the column “Total Potential Cash Payments”.
2	These potential cash payments do not reflect the amounts which may be payable for DSUs granted during the period from the date hereof until the Effective Date in accordance with the DSU Director Plan.

Name and Position	Number of Common Shares Held1	Number of Options Held1	Potential Cash Payment under the Arrangement with respect to Accelerated Equity Vesting1	Potential Cash Payment under the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan	Total Potential Cash Payments1, 2, 3
Executive Officers
Steve M. West, Chief Executive Officer and Director	29,800	1,012,100	$ 1,373,726	$ 2,886,893	$ 4,260,619
G. Peter Dans, Chief Financial Officer	21,265	297,400	$ 440,420	$ 1,534,251	$ 1,974,671
Christopher Ashwood, Senior Vice-President, Corporate Services	9,181	168,300	$ 493,798	$ 868,841	$ 1,362,639
Grant Gardiner, Senior Vice-President, General Counsel & Corporate Secretary	Nil	61,300	$ 520,736	$ 1,524,476	$ 2,045,212
Scott McIntosh, Chief Operating Officer, Specialty Isotopes & General Manager, Sterilization Technologies	8,209	134,200	$ 274,519	$ 868,841	$ 1,143,360
Tamra Benjamin, Vice-President, Public and Government Relations	9,645	87,700	$ 165,149	$ 814,646	$ 979,795
TOTAL	78,100	1,761,000	$ 3,268,348	$ 8,497,948	$ 11,766,296

1
Total aggregate value of Common Shares held by executive officers is $917,675. Total value of previously vested equity units for executive officers is $4,874,082. These values are not included in the column “Total Potential Cash Payments”.

2
The April 17, 2014, noon rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was used for the calculations in the table which was Cdn$1.00 = U.S.$ 0.9093 and for U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn$ 1.0998.

3
Cash severance payments payable under the Change of Control Policy upon termination of employment have not been included in this table since these payments are only payable upon termination of employment within 24 months of the completion of the Arrangement.

Intention of Nordion Directors and Executive Officers

The directors and executive officers of Nordion who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 96,250 Common Shares, which represent less than 1% of the issued and outstanding Common Shares, have entered into Support and Voting Agreements with the Purchaser whereby they have agreed to vote such Common Shares in favour of the Arrangement Agreement. See “The Arrangement —Support and Voting Agreements”.

Sources of Funds for the Arrangement

The total amount of funds required to complete the Arrangement will be provided through a combination of new debt facilities, equity financing, Purchaser’s cash on hand and a portion of Nordion’s cash on hand.

Debt Financing

Pursuant to debt commitment letters (collectively, the “Financing Letters”) with each of (1) Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, (2) Goldman Sachs Bank USA, (3) RBC Capital Markets LLC and Royal Bank of Canada, and (4) UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Lenders”) have agreed to make available to STHI Holding Corp., one of the Guarantors, subject to the conditions described below, (i) a term loan facility in an amount equal to the lesser of $435 million and the maximum amount of term loans permitted to be incurred under the Purchaser’s existing secured notes indenture, and (ii) a $75 million revolving credit facility (collectively, the “Debt Facilities”).

The obligation of the Lenders to provide the financing contemplated by the Financing Letters is subject to customary conditions, including, but not limited to, the following:

(a)	there not having occurred since October 31, 2013, other than as disclosed under the Arrangement Agreement, any event which has, or is reasonably likely to give rise to, a Material Adverse Effect;

(b)	the consummation of the Arrangement; and

(c)	the execution of definitive loan and security documentation.

The proceeds from the Debt Facilities are expected to be used to pay a portion of the cash consideration for the acquisition of the Common Shares under the Arrangement and related costs and expenses, to refinance certain indebtedness of Nordion and its Subsidiaries (including accrued and unpaid interest), replace, back stop or cash collateralize existing letters of credit and to provide funds for working capital and general corporate purposes, including capital expenditures and permitted acquisitions.

The obligation of the Lenders to provide the financing contemplated by the Financing Letters will automatically terminate, unless the Lenders, in their sole discretion, agree to an extension, upon the earliest of (i) the termination of the Arrangement Agreement in accordance with its terms or the consummation of the transactions contemplated therein without the funding of the Debt Facilities, (ii) the execution and delivery of the definitive loan documentation for the Debt Facilities by all the parties thereto and the consummation of the transactions contemplated in the Arrangement Agreement and the fulfillment of the other closing conditions, or (iii) the Outside Date.

Equity Financing

On March 28, 2014, the Purchaser entered into, with GTCR Fund IX/A LP (the “Equity Funding Party”), the equity commitment letter (the “Equity Letter”) pursuant to which the Equity Funding Party has agreed to provide equity financing to the Purchaser in a maximum amount of $47 million, to be funded by way of purchase by the Equity Funding Party directly or indirectly of shares in the share capital of the Purchaser. This amount may be reduced but only to the extent that (i) it is still possible for the Purchaser to consummate the Arrangement and (ii) the conditions set forth in the Financing Letters would still be satisfied.

The obligations of the Equity Funding Party to provide the equity financing on the terms outlined in the Equity Letter are subject to, among other things, the satisfaction of all conditions precedent to the Purchaser’s obligation to consummate the Arrangement under the Arrangement Agreement and funding of the Debt Facilities. See “Summary of the Arrangement Agreement — Closing Conditions”. The obligations of the Equity Funding Party under the Equity Letter will immediately terminate upon the earliest to occur of (a) the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement, (b) the termination of the Arrangement Agreement in accordance with its terms, or (c) the commencement by Nordion or any of its affiliates of certain legal proceedings other than claims reserved against the Equity Funding Party.

Use of Guarantors’ Cash

The Arrangement Agreement provides that the Guarantors will have at the Effective Time at least $38 million in cash on hand available for purposes of financing the transactions contemplated by the Arrangement. The Arrangement Agreement also provides that the Guarantors have and will have at the Effective Time sufficient funds and assets to otherwise cover any and all obligations of the Purchaser under the Arrangement Agreement including the obligation to pay the Reverse Termination Fee in accordance with the terms of the Arrangement Agreement and to make any other payments as required by the Arrangement Agreement.

The Purchaser has represented and warranted to Nordion that it shall have sufficient funds available to satisfy the aggregate Purchaser Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement and to satisfy all other obligations payable as a result of the transactions contemplated by the Arrangement Agreement.

Use of Nordion’s Cash

In addition to the closing conditions set forth in the Arrangement Agreement, the Arrangement is conditional upon Nordion having at closing $300 million of available cash on hand, less the amounts required to satisfy all amounts payable on account of Options, DSUs and RSUs, which will be loaned to the Purchaser and shall form part of the Redemption Consideration to complete the steps of the Arrangement. As of April 22, 2014, Nordion had approximately $337 million of cash and cash equivalents.

In addition, upon a written request by the Purchaser provided to Nordion at least ten (10) business days before the anticipated Effective Date, Nordion will consider and determine in good faith, but in its sole discretion, if it has available cash on hand that can be reasonably advanced as an additional loan to the Purchaser to be used by the Purchaser for the purposes of paying a portion of the Purchaser Consideration in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

SUMMARY OF THE ARRANGEMENT AGREEMENT

Nordion entered into the Arrangement Agreement with the Purchaser and each of the Guarantors on March 28, 2014. The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. The following is a summary of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is filed on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gov/edgar. The Company encourages Shareholders to read the Arrangement Agreement and the Plan of Arrangement in their entirety. The Arrangement Agreement establishes and governs the legal relationship between Nordion, the Purchaser and each of the Guarantors with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about Nordion, the Purchaser or the Guarantors.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement —Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

Effective Date of the Arrangement

After obtaining the Required Shareholder Approval, upon the other conditions in the Arrangement Agreement, including receipt of the Key Regulatory Approvals and the Proposed Nordion Act Amendments receiving Royal Assent and coming into force, being satisfied or waived (if permitted) and upon the Final Order being granted, Nordion will file the Articles of Arrangement with the Director. Pursuant to Section 192 of the CBCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed, as shown on the Certificate of Arrangement. Closing of the Arrangement will occur on the second Business Day after the date on which the required Shareholder approval, Court approvals and Key Regulatory Approvals have been obtained and the Proposed Nordion Act Amendments will have received Royal Assent and will have come into force and all other conditions to closing have been satisfied or waived (if permitted). Currently it is anticipated that the Effective Date will occur in the second half of 2014. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order, the failure to obtain all Key Regulatory Approvals in the time frames anticipated or the Proposed Nordion Act Amendments not receiving Royal Assent and thus not coming into force prior to the closing of the Arrangement.

Covenants

Conduct of Business of Nordion

During the period from March 28, 2014, when the Arrangement Agreement was signed, through to the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, Nordion shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course and in accordance with applicable Law in all material respects.

Without limiting the generality of the foregoing, Nordion shall, and shall cause each of its Subsidiaries to:

(a)
use its commercially reasonable efforts to (i) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed by Nordion or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of the Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting that would reasonably be expected to be material to Nordion and its Subsidiaries on a consolidated basis, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes that would reasonably be expected to be material to Nordion and its Subsidiaries on a consolidated basis, (C) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment that would reasonably be expected to be material to Nordion and its Subsidiaries on a consolidated basis, or (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes that would reasonably be expected to be material to Nordion and its Subsidiaries on a consolidated basis; and

(b)
keep the Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Nordion).

Without limiting the generality of the foregoing, but subject to Law and except as expressly contemplated as part of the Arrangement, Nordion shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts (i) to preserve intact the current business organization of Nordion, keep available the services of the present employees and agents of Nordion and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with Nordion and its Subsidiaries, (ii) retain possession and control of its assets and the assets of each of its Subsidiaries, and preserve the confidentiality of any confidential or proprietary information relating to the business of Nordion and its Subsidiaries, (iii) perform and comply in all material respects with all of its material obligations under Material Contracts and, (iv) except with the prior written consent of the Purchaser, Nordion shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)
amend its articles of incorporation, amalgamation, or continuation, as applicable, and by-laws and all amendments to such articles or by laws, or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)
split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend the terms of any of its securities in any material manner, except for any dividend or distribution from a Subsidiary to another Subsidiary or from a Subsidiary to Nordion;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(d)
issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Shares, whether under the Stock Option Plan or Equity Incentive Plan or otherwise, except (i) for the issuance of Common Shares issuable upon the exercise of the currently outstanding Options, RSUs and DSUs in accordance with the terms of such Options, RSUs and DSUs and (ii) for the grant of DSUs in accordance with the DSU Director Plan and consistent with past practice;

(e)	merge, combine or amalgamate with any Person;

(f)
other than inventory acquired in the Ordinary Course, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $2 million and subject to a maximum of $5 million for all such transactions;

(g)
sell, lease, transfer or otherwise dispose of any of its assets, except for (i) inventory sold in the Ordinary Course, (ii) assets which, individually or in the aggregate, do not exceed $2 million, and (iii) assets which are obsolete;

(h)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $5 million on an annual basis;

(i)
except in certain cases, prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any long-term indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction basis or in the aggregate, in excess of $3 million;

(j)
except in certain cases and except for extended payment terms agreed to with customers in the Ordinary Course, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any material interest rate, currency, equity or commodity swaps, derivatives or similar financial instruments other than in the Ordinary Course;

(l)	make any bonus or profit sharing distribution except relating to the transactions contemplated by the Arrangement Agreement or as required by the terms of certain Contracts;

(m)	make any change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(n)	grant any general increase in the rate of wages, salaries or bonuses of any employees, other than in the Ordinary Course and except as may be required by the terms of certain Contracts;

(o)
except as required by Law or by the terms of the Employee Plans or Contracts in effect on the date of the Arrangement Agreement: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by Nordion or a Subsidiary on the date of the Arrangement Agreement or any other employment changes or promotion in the Ordinary Course); (ii) pay any benefit to any director or officer of Nordion or any of its Subsidiaries or to any Company Employee (other than in the Ordinary Course, in the case of a Company Employee who is not a director or officer of Nordion) that is not required under the terms of any Employee Plan in effect on the date of the Arrangement Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Nordion or any of its Subsidiaries or to any Company Employee (other than in the Ordinary Course); (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing; provided that the foregoing shall not prohibit Nordion from paying, establishing or increasing the compensation payable to any executive officer or management employee of Nordion pursuant to the retention and bonus arrangements relating to the transactions contemplated by the Arrangement Agreement;

(p)	compromise or settle any material litigation, proceeding or governmental investigation relating to the assets or the business of Nordion, in excess of an aggregate amount of $3 million;

(q)
amend or modify in any material respect, or terminate or waive any material right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, provided that Nordion may only amend or modify in any material respect, or terminate or waive any material right under, any such contract, or enter into any new contract, or amend, modify or terminate any such contract, with the consent of the Purchaser, provided that in consenting to any such action the Purchaser shall act in a commercially reasonable manner and consent shall be considered and given, if applicable, by a Clean Representative and provided further that certain information may only be provided to external legal counsel pursuant to a joint defense agreement;

(r)	enter into, amend or modify any recognition agreement or Collective Agreement with any trade union or representative body;

(s)	except for scheduled renewals in the Ordinary Course, amend, modify or terminate any material insurance policy of Nordion or any Subsidiary in effect on the date of the Arrangement Agreement;

(t)	abandon or fail to diligently pursue any application for any material Authorizations;

(u)
other than in the Ordinary Course, grant or commit to grant a license or otherwise transfer any material Intellectual Property or right in or in respect thereto, except as required pursuant to a Contract in force as of the date of the Arrangement Agreement;

(v)	materially change its business or regulatory strategy;

(w)	amend or renew certain specified Contracts, provided that Nordion may terminate such Contracts; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing, Nordion shall have the right to continue to explore supply alternatives of reactor-based medical isotopes, including by entering into discussions, soliciting, negotiating and submitting expressions of interest and binding proposals to, and consummating and implementing any such proposals with, potential suppliers, provided that doing so (i) would not reasonably be expected to have a Material Adverse Effect and (ii) materially complies with the parameters disclosed in writing to the Purchaser prior to the date of the Arrangement Agreement. Notwithstanding the foregoing, the Company expects that consent of the Purchaser will be required in order to implement any alternative source of supply it is currently exploring, should such a scenario arise.

Regarding the Arrangement

Each of Nordion and the Purchaser has agreed to use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things required or necessary under law to consummate the Arrangement as soon as practicable, including, but not limited to the following:

(a)	using commercially reasonable efforts to satisfy the closing conditions that are within its control;

(b)
in the case of Nordion, using commercially reasonable efforts to obtain and maintain all third party or other consents that are required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement on terms that are reasonably satisfactory to the Purchaser;

(c)
using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(d)
carrying out the terms of the Interim Order and the Final Order applicable to it and complying with all material requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; and

(e)
in the event that the Proposed Nordion Act Amendments do not receive Royal Assent and come into force or will reasonably likely not receive Royal Assent and come into force, Nordion and the Purchaser will diligently and in good faith discuss the feasibility and implementation of alternative strategies and structures to complete the transactions contemplated by the Arrangement Agreement.

Nordion has further covenanted and agreed to promptly notify the Purchaser of:

(a)
any material written notice from any Person reasonably alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement;

(b)
any material written notice or other material written communication from any Governmental Entity in connection with the Arrangement Agreement (and Nordion shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(c)
any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Nordion that relate to the Arrangement Agreement or the Arrangement; or

(d)	any Material Adverse Effect.

Covenants Relating to Regulatory Approvals

(a)
The Parties have agreed and covenanted to, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals (including the Key Regulatory Approvals) and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals (including the Key Regulatory Approvals). For purposes of this covenant, “commercially reasonable efforts” means agreeing to any steps, conditions or undertakings required by a Governmental Entity in connection with granting or issuing Regulatory Approvals that are of a nature typically required in connection with such approvals and provided that any such steps, conditions or undertakings would not reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Nordion and its Subsidiaries (on a consolidated basis) or of the Purchaser, the Guarantors and Nordion and their respective Subsidiaries and parent entities (on a combined and consolidated basis). For purposes of this covenant, a divestiture of a material portion of the business or assets of Nordion and its Subsidiaries (on a consolidated basis) or of the Purchaser, the Guarantors and Nordion and their respective Subsidiaries and parent entities (on a combined and consolidated basis) is not of a nature typically required and shall be deemed to have such a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of Nordion and its Subsidiaries (on a consolidated basis) or of the Purchaser, the Guarantors and Nordion and their respective Subsidiaries and parent entities (on a combined and consolidated basis) as applicable.

(b)
The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by providing or submitting on a timely basis all notices, requests or filings with any Governmental Entity that are required or advisable, in connection with obtaining the Regulatory Approvals, provided that competitively sensitive information may be provided only to the external legal counsel to the other Party pursuant to a joint defense agreement whereby such information can only be used for the purpose of the completion of the Arrangement and will not be shared with its clients, and information as to valuation need not be disclosed. Without limiting the generality of the foregoing, each Party shall promptly respond to any requests for information from a Governmental Entity in connection with obtaining the Regulatory Approvals, and in all cases, unless mutually agreed to in writing otherwise, each Party shall respond to any request for information from a Governmental Entity within 90 days after receipt thereof.

(c)
The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other and provide a copy of any communication from any Governmental Entity in respect of the Arrangement or the Arrangement Agreement, and shall not make any submissions or filings, participate in any meetings or any conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or the Arrangement Agreement unless it consults with the other Party in advance and gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. If reasonably requested by the Purchaser, Nordion shall make itself available upon reasonable notice to attend at meetings with any Governmental Entity or Person in connection with obtaining the Regulatory Approvals. Notwithstanding anything in this covenant, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients. Notwithstanding anything to the contrary, information as to the valuation of Nordion need not be disclosed.

(d)
Each Party shall promptly notify the other Parties if it becomes aware that (i) any application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation (as such term is defined in the Arrangement Agreement), or (ii) any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated by the Arrangement Agreement contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Party making the amendment or supplement shall, in consultation with and subject to the prior approval of the other Party, cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(e)
The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entities on an expedited basis and, to the extent that a hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(f)
If any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or potentially leading to a challenge of any of the transactions contemplated by the Arrangement Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of the Arrangement Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(g)	The Purchaser shall be responsible for and pay all filing fees or other regulatory levies, charges or payments incurred in connection with obtaining the Regulatory Approvals.

Covenant Relating to Internal Investigation

Nordion shall promptly provide the Purchaser with copies of any material correspondence from Investigation Authorities received following the date of the Arrangement Agreement with respect to the Internal Investigation, and shall keep the Purchaser and its counsel informed, on a timely basis, of the status and progress of discussions with any Investigation Authorities with respect to the Internal Investigation. Nordion shall consult with the Purchaser regarding any proposed material correspondence, communication or meeting in each case from or with Investigation Authorities with respect to the Internal Investigation or other action to be taken in connection with the Internal Investigation and Nordion shall consider in good faith any recommendation made by the Purchaser with respect thereto. Any settlement of a claim or proceeding relating to the Internal Investigation involving non-monetary relief shall require the prior consent of the Purchaser solely with respect to the non-monetary relief of such settlement and the scope of any admissions or statement of facts shall require the consent of the Purchaser (in each case not to be unreasonably withheld or delayed).

Covenants Relating to Access to Information; Confidentiality

Nordion shall (a) give the Purchaser and its representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and leases, and (iv) senior personnel, (b) furnish to the Purchaser and its representatives such financial and operating data and other information with respect to the assets or business of Nordion and any of its Subsidiaries as it may reasonably request, provided that Nordion may require that the disclosure of competitively or highly sensitive information be limited to a team of Purchaser Representatives, which may include internal Representatives of the Purchaser and its affiliates who are not involved in the day-to-day operations of, and do not have pricing responsibilities for or direct supervision of contract negotiations with customers or suppliers for, businesses of the Purchaser, the Guarantors or their respective Subsidiaries or parent entities (the “Clean Representatives”), on terms reasonably satisfactory to Nordion, and that such competitively or highly sensitive information not be disclosed by the Clean Representatives, directly or indirectly, to any Person other than another Clean Representative, and (c) instruct its representatives to cooperate with the Purchaser and its Representatives in respect of (a) and (b), but subject to the Confidentiality Agreement and so long as the access does not unduly interfere with the Ordinary Course conduct of the business of Nordion.

Covenants Relating to Cooperation regarding Reorganization

Nordion shall, and shall cause each of its Subsidiaries to, cooperate with the Purchaser in structuring and preparing any reorganization, transfer of securities, assets or business as the Purchaser may reasonably require, including amalgamations or liquidations, and including the structuring transactions described in a letter of the Purchaser to Nordion dated the date of the Arrangement Agreement, and to use its commercially reasonable efforts to implement any such Contemplated Reorganization Transaction, provided, however, that:

(a)	such requested cooperation does not unreasonably nor materially interfere with the ongoing operations of Nordion and its Subsidiaries;

(b)
such Contemplated Reorganization Transaction is not, in the opinion of Nordion or Nordion’s counsel, acting reasonably, prejudicial to the Shareholders, holders of Options, holders of DSUs, holders of RSUs, Nordion or any of its Subsidiaries;

(c)	such Contemplated Reorganization Transaction shall not impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any conditions set forth in the Arrangement Agreement;

(d)	such Contemplated Reorganization Transaction shall not impede, delay or prevent the consummation of the Arrangement;

(e)	such Contemplated Reorganization Transaction shall not require Nordion to obtain the approval of the Shareholders and shall not require the Purchaser to obtain the approval of its shareholders;

(f)	such Contemplated Reorganization Transaction complies with all Laws, including the Nordion Act and the Nordion Articles;

(g)
the Purchaser shall pay all of the cooperation and implementation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of the implementation of or to unwind any such reorganization if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred;

(h)	such cooperation does not require the directors, officers, employees or agents of Nordion or its Subsidiaries to take any action in any capacity other than as a director, officer or employee; and

(i)	no such Contemplated Reorganization Transaction shall be considered to constitute a breach of the representations, warranties or covenants of Nordion under the Arrangement Agreement.

Subject to and in accordance with Section 4.6 of the Arrangement Agreement, the Reorganization Documents to give effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with the Plan of Arrangement will be executed by the parties thereto prior to the Effective Time to take effect pursuant to the Plan of Arrangement, provided that Nordion shall have the right to not execute any Reorganization Document in accordance with Section 4.6 of the Arrangement Agreement and this refusal shall not prevent or delay the filing of the Articles of Arrangement and the effectiveness of the Plan of Arrangement which shall then become effective in accordance with its terms but without any step relating to any such Reorganization Document not executed becoming effective.

Covenants Relating to Cooperation for Financing

The Purchaser and the Guarantors shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Financing described in the Equity Letter and the Financing Letters on the terms and conditions described therein (including any “flex” provisions) or, if available, on other terms that are acceptable to the Purchaser and would not adversely affect the ability of the Purchaser to consummate the transactions contemplated herein, and the Purchaser and the Guarantors shall not, without the consent of Nordion (not to be unreasonably withheld), permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under any of the Equity Letter and the Financing Letters, that renders existing conditions more onerous for any of the Purchaser or the Guarantors, or imposes new or additional conditions, to satisfy or that could reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (other than in connection with the imposition of the “flex” terms) unless the Equity Financing is increased by a corresponding amount or from alternative financing to the extent required or permitted pursuant to the Arrangement Agreement to fund the amounts required to be paid by the Purchaser under the Arrangement Agreement, (B) prevent or materially delay, or otherwise have a material adverse impact on, the availability of the Financing, or (C) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur (it being understood and agreed that the Purchaser and the Guarantors may amend the Financing Letters to impose the “flex” provisions with respect thereto and to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Financing Letters as of the date of the Arrangement Agreement) or adversely impact the ability of the Purchaser or the Guarantors to enforce their rights against the other party to the Financing Letters.

Without limiting the foregoing, the Purchaser and the Guarantors shall use their reasonable best efforts to:

(a)	maintain in effect the Financing Letters and the Equity Letter until the consummation of the transactions contemplated hereby;

(b)
negotiate and enter into definitive agreements with respect to the Financing Letters on the terms and conditions contained in the Financing Letters (including any “flex” provisions) (or on terms no less favourable to the Purchaser than the terms and conditions in the Financing Letters or, if available, on other terms that are acceptable to the Purchaser and would not adversely affect the ability of the Purchaser to consummate the transactions contemplated herein;

(c)	satisfy (or obtain waivers to) on a timely basis all conditions to funding applicable to the Purchaser, the Guarantors, their Subsidiaries or any Person in the Financing Letters;

(d)	comply with their obligations pursuant to the Financing Letters; and

(e)
subject to the satisfaction or waiver of the conditions set forth in the Financing Letters and the Equity Letter (other than the conditions that, by their terms, cannot be satisfied until the Effective Time), at the time when the Arrangement would have been consummated but for the failure of the Financing to be funded, to seek to enforce their rights under the Financing Letters and the Equity Letter, including using its reasonable best efforts to cause the lenders and the other Persons committed to fund the Financing to fund the Financing (or such lesser amount as may be required to consummate the transactions contemplated in the Arrangement Agreement) at the Effective Time.

Without limiting the generality of the foregoing, the Purchaser shall give Nordion prompt notice (x) of any breach or default by any party to any of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto of which the Purchaser becomes aware, (y) of the receipt of (A) any written notice or (B) other material written communication, in each case from any Financing Sources in the case of the Financing Letters or from any of GTCR Fund IX/A LP, GTCR Partners IX, L.P. or from GTCR Golder Rauner II, L.L.C. in the case of the Equity Letter, with respect to (1) any actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto or any material provisions of the Financing Letters and the Equity Letter and any definitive agreements with respect thereto, or (2) any material dispute or disagreement between or among any parties to any of the Financing Letters and the Equity Letter with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Effective Time, in each case which would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur. Upon the occurrence of any circumstance referred to in clause (x) or (y) of the immediately preceding sentence which would reasonably make any portion of the Debt Financing or Equity Financing unavailable or upon the occurrence of any circumstance which would reasonably make any portion of the Debt Amount unavailable, and such portion is reasonably required to fund the aggregate Purchaser Consideration and all fees, expenses and other amounts contemplated to be paid by the Purchaser pursuant to the Arrangement Agreement, the Purchaser and the Guarantors shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the Arrangement Agreement on terms and conditions (including conditionality) not less favourable, and with financing sources reasonably acceptable, to the Purchaser than the terms set forth in the Financing Letters as promptly as reasonably practicable following the occurrence of such event. In no event shall any of the Purchaser and the Guarantors be required pursuant to the Arrangement Agreement to agree to pay to the lenders providing the Debt Financing any additional fees, original issue discount or to increase any interest rates applicable to the Debt Financing, except as expressly required pursuant to the Financing Letters (including the “flex” provision) in existence as of the date of the Arrangement Agreement or in any fee letter or other document referenced therein or related thereto.

Nordion has further covenanted and agreed to provide, and cause its wholly-owned subsidiaries to provide, the Purchaser cooperation reasonably requested by the Purchaser and that is customary in connection with any financing entered into in connection with the Arrangement, including with respect to those items set forth in the Financing Letters. The Purchaser has covenanted and agreed to provide written notice to Nordion of any proposed financing to be entered into in connection with the Arrangement at least 20 business days prior to the anticipated Effective Time.

Redemption Consideration and Company Loan

In connection with the Arrangement and as set forth in the Plan of Arrangement, Nordion will distribute the aggregate Redemption Consideration to the Shareholders as provided for in the Plan of Arrangement and, if applicable, will advance the Company Loan to the Purchaser in accordance with the Plan of Arrangement.

Public Communications

The Parties have agreed to cooperate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement. A Party must not issue a press release or make any other public statement or disclosure with respect to the Arrangement without the consent of the other Party; provided that any Party that is required to make disclosure by Law must use its reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure or filing.

Notice and Cure Provisions

The Arrangement Agreement contains certain notice and cure provisions and the Purchaser and the Company may not elect to exercise its right to terminate the Arrangement Agreement, unless the Party seeking to terminate the Arrangement Agreement (the “Terminating Party”) has delivered a termination notice (a “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, Nordion shall postpone or adjourn the Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) business days following receipt of such Termination Notice by the Breaching Party.

Covenants Relating to Insurance and Indemnification

Nordion has agreed to purchase, prior to the Effective Date, customary “trailing” or “run-off” directors’ and officers’ liability insurance policies providing coverage no less favourable in the aggregate to the coverage provided by the policies maintained by Nordion and its Subsidiaries which are in effect immediately prior to the Effective Date, and providing coverage in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Following the Effective Date, the Purchaser has agreed that it will, if Nordion is unable to, maintain such trailing or run-off policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the cost of such policies shall not exceed 300% of Nordion’s current annual aggregate premium for such policies maintained by Nordion or its Subsidiaries at the date of the Arrangement Agreement.

Covenants Relating to Nordion Employees

The Purchaser shall honour and perform, or cause Nordion and its Subsidiaries to honour and perform, all of the obligations of Nordion and its Subsidiaries under employment and other agreements with current or former employees, and for a period of 24 months following the Effective Time shall provide Company Employees with benefits and total compensation that are substantially equivalent to or better than those provided by Nordion and its Subsidiaries under the Employee Plans; provided that no provision of the Arrangement Agreement shall give any Company Employees any right to continued employment or impair in any way the right of Nordion and its Subsidiaries to terminate the employment of any Company Employee.

Covenants Relating to TSX and NYSE De-listing

The Purchaser and Nordion shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the TSX and the NYSE promptly, with effect immediately following the effective acquisition by the Purchaser of the Common Shares pursuant to the Arrangement.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

Nordion agreed pursuant to the Arrangement Agreement that it:

(a)	shall not, directly or indirectly, through any of its Representatives or affiliates, and shall not permit any such Person to:

(i)
solicit, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(ii)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; or

(v)
approve or recommend any Acquisition Proposal or enter into, or publicly propose to accept or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement);

(b)
shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute an Acquisition Proposal, and in connection with such termination shall:

(i)	discontinue access to and disclosure of all information regarding Nordion and its Subsidiaries; and

(ii)
to the extent that such information has not previously been returned, promptly request the return or destruction of all copies of any confidential information regarding Nordion or any Subsidiary provided to any Person other than the Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements; and

(c)
shall seek to enforce or cause its Subsidiaries to seek to enforce all standstill restrictions that it or any of its Subsidiaries have entered into prior to the date of the Arrangement Agreement and covenants and agrees not to release any Person from, or waive such Person’s obligations respecting Nordion, under any standstill restriction to which Nordion is a party, except to allow such Person to make an Acquisition Proposal confidentially to the Board.

However, Board is not prevented from making a Change in Recommendation prior to the Effective Time if, the Board, after consultation with Nordion’s outside counsel, has determined in good faith that such action is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under Law.

Responding to an Acquisition Proposal

If Nordion or any of its Subsidiaries or any of their respective Representatives receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request, in connection with an Acquisition Proposal, for copies of, access to or disclosure of, confidential information relating to Nordion or any Subsidiary, Nordion shall promptly notify Purchaser.

Notwithstanding the non-solicitation provisions of the Arrangement Agreement, or any other agreement between the parties or between Nordion and any other Person, including without limitation the Confidentiality Agreement, if at any time, prior to obtaining the approval by Shareholders of the Arrangement Resolution, Nordion receives a bona fide written Acquisition Proposal, Nordion may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Nordion or its Subsidiaries that has been previously or concurrently provided to the Purchaser, if:

(a)
the Board first determines in good faith, after consultation with Nordion’s outside counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	Nordion has been, and continues to be, in compliance with its obligations under the non-solicitation provisions in the Arrangement Agreement;

(c)
prior to or concurrently with providing any such copies, access, or disclosure, Nordion enters into a confidentiality and standstill agreement with such Person that contains terms that are no more favourable to such person than those found in the Confidentiality Agreement; and

(d)	Nordion promptly provides the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to above.

Right to Match

If Nordion receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Shareholders, the Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	Nordion has been, and continues to be, in compliance with its obligations under the non-solicitation provisions in the Arrangement Agreement;

(b)
Nordion has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and that, in its good faith judgment (after consultation with Nordion’s outside counsel), failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties under applicable Laws, and of the intention of the Board to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(c)	Nordion has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(d)
at least five Business Days (the “Matching Period”) have elapsed from the later of the date on which the Purchaser received the Superior Proposal Notice or the date on which Nordion delivered a copy of the proposed definitive agreement for the Superior Proposal;

(e)
the Purchaser has offered to amend the Arrangement Agreement and the Arrangement under the provisions of the Arrangement Agreement and the Board has determined in good faith, after consultation with Nordion’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under the provisions of the Arrangement Agreement; and

(f)
prior to or concurrently with making a Change in Recommendation and entering into such definitive agreement Nordion terminates the Arrangement Agreement pursuant to the Superior Proposal termination provision in the Arrangement Agreement and pays the Termination Fee pursuant to the Arrangement Agreement.

During the Matching Period, or such longer period as Nordion may approve (in its sole discretion) in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; (b) the Board shall review any such offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (c) Nordion shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Nordion shall promptly so advise the Purchaser and Nordion and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement, and the Purchaser shall be afforded a new three Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal from Nordion.

If Nordion provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Meeting, Nordion shall be entitled to and shall upon request from the Purchaser acting reasonably postpone the Meeting to a date that is not more than fifteen Business Days after the scheduled date of the Meeting.

Nothing in the Arrangement Agreement shall prohibit the Board from (a) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that Nordion shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure, or (b) calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by Nordion to the Purchaser relating to the following: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; no conflicts/non-contravention; capitalization; ownership of Subsidiaries; securities law matters; financial statements; internal controls and financial reporting; absence of undisclosed liabilities; absence of certain changes or events; compliance with laws; Authorizations; opinion of financial advisor, board approval and support and voting agreements; brokers; material contracts; title to the assets; intellectual property; litigation and proceedings; environmental matters; labour and employment matters; employee plans; insurance; taxes; anti-corruption and money laundering; non-arm’s length transactions; and shareholders’ and similar agreements.

The Arrangement Agreement contains certain representations and warranties made by the Purchaser and the Guarantors relating to the following: corporate existence and power; corporate authorization; governmental authorization; execution and binding obligation; non-contravention; GTCR Fund IX/A LP; financing commitment letters and cash on hand; security ownership; finders’ fee; and litigation.

The representations and warranties were made solely for the purposes of the Arrangement Agreement and may, in some cases, be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of Nordion contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms. The representations and warranties of the Purchaser and the Guarantors contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Certain Specific Representations and Warranties

The Arrangement Agreement contains specific representations and warranties made by Nordion, including (A) that the Panama Action has not had, and is not reasonably likely to give rise to, a Material Adverse Effect, and (B) that any settlements, orders, judgments, voluntary payments, injunctions, decisions or other resolutions, or any settlements, orders, judgments, voluntary payments, injunctions, decisions or other resolutions that are reasonably expected to be made, in each case with respect to the Internal Investigation, whether or not monetary, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Closing Conditions

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, Nordion and the Purchaser agreed that the respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to satisfaction, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Nordion or the Purchaser, acting reasonably, on appeal or otherwise;

(c)	each of the Key Regulatory Approvals shall have been made, given or obtained and shall be in force and not rescinded;

(d)
no action or proceeding by any Governmental Entity under Antitrust Laws in any jurisdiction or the Investment Canada Act is pending that is reasonably likely to prevent the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(e)	no Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Nordion or the Purchaser from consummating the Arrangement; and

(f)	the Proposed Nordion Act Amendments, or substantially similar amendments to the Nordion Act, shall have received Royal Assent and shall have come into force.

Additional Conditions in favour of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions are satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)
the representations and warranties of Nordion set forth in the Arrangement Agreement shall be true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualifications contained in the Arrangement Agreement) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b)
Nordion shall have fulfilled or complied in all material respects with each of the covenants of Nordion contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

(c)	Dissent Rights shall not have been exercised with respect to more than 7% of the issued and outstanding Shares; and

(d)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent in the Arrangement Agreement in its favour, Nordion shall have deposited or caused to be deposited with the Depositary in escrow the funds required to satisfy in aggregate (i) Nordion’s obligation to fund the Redemption Consideration and (ii) all amounts payable on account of Options, DSUs and RSUs as provided for in the Arrangement Agreement and in the Plan of Arrangement.

Additional Conditions in favour of Nordion

Nordion is not required to complete the Arrangement unless each of the following conditions are satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Nordion and may only be waived, in whole or in part, by Nordion in its sole discretion:

(a)
the representations and warranties of the Purchaser set forth in the Arrangement Agreement are true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualifications contained in the Arrangement Agreement) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement;

(b)
the Purchaser shall have fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and

(c)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent in the Arrangement Agreement in its favour, the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow the funds required to effect payment in full of the aggregate Purchaser Consideration to be paid pursuant to the Arrangement.

Termination

The parties have agreed that the Arrangement Agreement is effective from the date of the Arrangement Agreement until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	by the mutual written agreement of the Parties;

(b)	by either Nordion or the Purchaser if:

(i)	the Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order;

(ii)
after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Nordion or the Purchaser from consummating the Arrangement, provided that a Party may not so terminate the Arrangement Agreement if the illegality has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iii)
the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not so terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement, provided further that, in the event that each of the conditions set forth in the Arrangement Agreement, other than the conditions relating to the Key Regulatory Approvals and the Proposed Nordion Act Amendments, shall have been satisfied or waived or are reasonably capable of being satisfied as of such date, such date shall automatically be extended for an additional three month period;

(c)	by Nordion, if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition related to its representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that Nordion is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or covenants not to be satisfied;

(ii)
prior to the approval by Shareholders of the Arrangement Resolution, the Board authorizes Nordion to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided Nordion is then in compliance with the non-solicitation provisions in the Arrangement Agreement and, prior to or concurrent with such termination, Nordion pays the Termination Fee; or

(iii)
(A) the conditions in favour of the Purchaser and the mutual conditions in the Arrangement Agreement have been satisfied or waived by the Purchaser, (B) Nordion has delivered a notice to the Purchaser including a statement that the conditions in its favour have been satisfied or waived by Nordion, (C) Nordion is able to pay the Redemption Consideration, and (D) the Arrangement has not been consummated within three Business Days after the delivery of such notice as a result of the failure by the Purchaser to complete the transactions contemplated by the Arrangement Agreement; or

(d)	by the Purchaser, if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Nordion under the Arrangement Agreement occurs that would cause any condition related to its representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or covenants not to be satisfied;

(ii)
(A) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so, the Board Recommendation (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten (10) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation) (a “Change in Recommendation”); (B) the Board approves, recommends or authorizes Nordion to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) concerning a Superior Proposal; or (C) Nordion breaches the non-solicitation provisions of the Arrangement Agreement in any wilful and material respect.

Termination Fees

Termination Fee

The Termination Fee in the amount of $12 million (the “Termination Fee”) is payable by Nordion to the Purchaser upon the termination of the Arrangement Agreement (each a “Termination Fee Event”):

(a)	by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of Superior Proposal or a Change in Recommendation by the Board;

(b)	by Nordion pursuant to its right to terminate the Arrangement Agreement in the context of Superior Proposal;

(c)
(A) by Nordion pursuant to its right to terminate the Arrangement Agreement if the Outside Date occurs, in circumstances other than where either or both of the closing conditions related to the Key Regulatory Approvals and the illegality of the consummation of the Arrangement are not satisfied as a result of the Key Regulatory Approvals having not been obtained, and provided that the Purchaser is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or the performance of its covenants not to be satisfied, (B) by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation and warranty by Nordion or a failure by Nordion to perform a covenant, (C) by either Nordion or the Purchaser pursuant to their right to terminate the Arrangement Agreement if the Arrangement Resolution is not approved by the Shareholders at the Meeting, or (D) by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of any wilful and material breach by Nordion of the non-solicitation provisions in the Arrangement Agreement, if:

(i)
prior to such termination but after the date of the Arrangement Agreement, an Acquisition Proposal is made or publicly announced by any Person other than the Purchaser or any of its affiliates or any such Person shall have publicly announced an intention to do so; and

(ii)
within 180 days following the date of such termination, (i) such Acquisition Proposal is consummated, or (ii) Nordion or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within 180 days after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” has the meaning assigned to such term in the “Glossary of Terms” starting at page 168, except that references to “20% or more” shall be deemed to be references to “50% or more”.

Reverse Termination Fee

In the event that the Arrangement Agreement is terminated by Nordion pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation and warranty by the Purchaser or a failure by the Purchaser to perform a covenant that would cause any condition related to the Purchaser’s representations, warranties or covenants not to be satisfied, or if the Purchaser is unable to consummate the Arrangement and all other closing conditions have been satisfied or waived, then the Purchaser shall pay or cause to be paid to Nordion by wire transfer in immediately available funds to an account designated by Nordion an amount equal to $24 million within two Business Days of such termination (the “Reverse Termination Fee”).

Expenses

All out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees of Nordion incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

However, in the event that the Arrangement Agreement is terminated by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation and warranty by Nordion or a failure by Nordion to perform a covenant, Nordion shall reimburse the Purchaser for the Purchaser Expenses actually incurred in connection with the Arrangement Agreement up to a limit of $3 million. In the event that any Termination Fee becomes payable by Nordion to the Purchaser, the amount of any Purchaser Expenses paid shall be deducted from the amount of the Termination Fee payable.

Injunctive Relief, Specific Performance and Remedies

Unless the Arrangement Agreement has been terminated in accordance with its terms, Nordion and the Purchaser shall be entitled to injunctive and other equitable relief to prevent breaches and to enforce compliance with the terms of the Arrangement Agreement.

Notwithstanding the foregoing, Nordion shall be entitled to seek specific performance of the Purchaser’s obligation to cause the Equity Financing to be funded and to fund its obligations with respect to depositing the aggregate Purchaser Consideration with the Depositary only in the event that:

(a)
all mutual conditions precedent to the obligations of Nordion and the Purchaser and all conditions to the Purchaser’s obligations to consummate the Arrangement have been satisfied or waived and the Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to the terms of the Arrangement Agreement;

(b)
the financing provided for by the Debt Facilities in the Financing Letters (or, if alternative financing is being used in accordance with the Arrangement Agreement pursuant to the commitments with respect thereto) in an amount equal to at least (but no less than) the Debt Amount has been funded or will be funded on the Effective Date if the Equity Financing is funded at the Effective Date; and

(c)
Nordion has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, it is ready, willing and able to consummate the Arrangement including payment of the Redemption Consideration and advance of the Company Loan, if applicable.

Nordion shall be entitled to seek specific performance of the Purchaser’s and Guarantors’ obligation to enforce the terms of the Financing Letters, or if alternative financing is being used in accordance with the Arrangement Agreement, pursuant to the commitments with respect thereto (in each case, subject to the satisfaction of the conditions set forth in the Financing Letters or in the commitments in respect of such alternative financing, as applicable), but only in the event that (i) all mutual conditions precedent to the obligations of Nordion and the Purchaser and all conditions to the Purchaser’s obligations to consummate the Arrangement have been satisfied or waived by the parties and the Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to the terms of the Arrangement Agreement, and (ii) Nordion has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, it is ready, willing and able to consummate the Arrangement including payment of the Redemption Consideration and advance of the Company Loan, if applicable.

In the event of the termination of the Arrangement Agreement by Nordion pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation and warranty by the Purchaser or a failure by the Purchaser to perform a covenant of if the Purchaser is unable to consummate the Arrangement and all other closing conditions have been satisfied or waived, the payment of the Reverse Termination Fee shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of Nordion and its affiliates against the Purchaser, its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, general or limited partners, shareholders, managers, Financing Sources, members or agents for all breaches of any representation, warranty, covenant or agreement contained in the Arrangement Agreement by the Purchaser and the failure of the transactions contemplated herein to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform thereunder, in any case whether willfully, intentionally, unintentionally or otherwise). In the event of termination of the Arrangement Agreement by the Purchaser or Nordion in accordance with a Termination Fee Event, the payment of the Termination Fee pursuant to the Arrangement Agreement shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of the Purchaser and its affiliates against Nordion, its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, general or limited partners, shareholders, managers, members or agents for all breaches of any representation, warranty, covenant or agreement contained in the Arrangement Agreement by Nordion and the failure of the transactions contemplated herein to be consummated (including with respect to any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform thereunder, in any case whether willfully, intentionally, unintentionally or otherwise).

Under no circumstances shall Nordion or the Purchaser be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Termination Fee or Reverse Termination Fee, as applicable.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	modify any mutual conditions contained in the Arrangement Agreement;

provided that such amendment or variation does not (i) invalidate any required Shareholders approval of the Arrangement, or (ii) after the holding of the Meeting, results in an adverse change in the form or value of Consideration payable to Shareholders pursuant to the Arrangement or delay the date of payment of such Consideration; provided, further, that certain provisions of the Arrangement Agreement may not be amended, modified, supplemented or waived in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Governing Law

The Arrangement Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal Laws of Canada applicable therein. In connection with the Arrangement Agreement, each party irrevocably attorned and submitted to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waived objection to the venue of any proceeding in such court or that such courts provide an inconvenient forum, other than in respect of any action or proceeding of any kind involving any Financing Source arising out of the Arrangement Agreement or any of the transactions contemplated thereby which action or proceeding shall be subject to the exclusive jurisdiction of any state or federal court sitting in The City of New York, Borough of Manhattan.

CERTAIN LEGAL AND REGULATORY MATTERS

Steps to Implementing the Arrangement and Timing

The Arrangement will be implemented by way of a statutory plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

Except as otherwise provided in the Arrangement Agreement, Nordion will file the Articles of Arrangement with the Director within two (2) business days following the satisfaction or, where permitted, waiver of the conditions set forth in the Arrangement Agreement unless another time or date is agreed to by the Company and the Purchaser. See “Summary of the Arrangement Agreement — Effective Date of the Arrangement”.

It is currently anticipated that the Effective Date will occur in the second half of 2014. It is not possible, however, to state with certainty when the Effective Date will occur. The Arrangement Agreement provides that September 29, 2014 is the Outside Date, however, if on such date all closing conditions under the Arrangement Agreement are satisfied or waived other than the closing conditions relating to the Proposed Nordion Act Amendments and the Key Regulatory Approvals, the Outside Date will be automatically extended for an additional three-month period.

Court Approval and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to mailing this Information Circular, Nordion obtained the Interim Order, which provides for, among other things:

•	the Required Shareholder Approval;

•	the Dissent Rights to registered Shareholders;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•	the ability of Nordion to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement without need for additional approval of the Court; and

•
except as required by Law, that the Record Date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting.

A copy of the Interim Order is attached as Appendix “D”.

It is expected that, subject to the Required Shareholder Approval, an application will be made to the Court for the hearing on the Final Order on May 29, 2014. At the hearing on the Final Order, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and evidence before the Court. Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent evidence or argument and the procedure for doing so is subject to the terms of the Interim Order and any subsequent direction of the Court.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted and the other conditions in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

The Arrangement is a Notifiable Transaction.

Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated early by the Commissioner.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have both submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to Subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act. In such a case, the Commissioner will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed. Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under Subsection 102(1) of the Competition Act for an advance ruling certificate (an “ARC”) formally confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction. Upon the issuance of an ARC, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

HSR Clearance

Under the HSR Act, certain transactions – including those contemplated by the Arrangement Agreement – may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”) and applicable waiting period has expired or been terminated before expiration.

The applicable waiting period will expire 30 days after such filing, unless earlier terminated by the FTC or the DOJ or unless the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.

The DOJ, the FTC or others (including states attorneys general and, in certain circumstances, private parties) may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, the DOJ, the FTC or others could take action under the antitrust laws, including seeking to prevent the Arrangement, to rescind the Arrangement, or to conditionally approve the Arrangement upon certain conditions. There can be no assurance that a challenge to the transaction contemplated by the Arrangement Agreement on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

ICA Approval

Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a “Reviewable Transaction”) is subject to review. In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an “Application for Review”) seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the “Minister”) and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the “net benefit ruling”). The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians which include Reviewable Transactions can be made subject to review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be or will be subject to review by the Governor in Council (the federal Cabinet) on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an Application for Review has been submitted (plus an additional 5 days for a notice to be transmitted). Where a national security review is ordered, the net benefit ruling determination is suspended until the national security review has been completed, provided that the Governor in Council has not prohibited the transaction on grounds that it is advisable to do so for purposes of protecting national security.

The Purchaser, which is a non-Canadian investor, is acquiring control of the Company, a Canadian business, under and for the purposes of the Investment Canada Act. Accordingly, as the relevant financial threshold is exceeded, the Arrangement is a Reviewable Transaction.

Adoption of Certain Amendments to the Nordion Act

Nordion Canada, the Company’s operating subsidiary, is subject to the Nordion Act, which provides, among other things, that the articles of Nordion Canada must contain the Foreign-Ownership Restrictions. The Purchaser being a non-resident of Canada within the meaning of the Nordion Act, it would be prohibited from acquiring indirect control of the voting shares of Nordion Canada without an amendment to the Nordion Act to permit such an acquisition.

On March 28, 2014, the Proposed Nordion Act Amendments were included in the Budget Implementation Act introduced to the House of Commons. The Proposed Nordion Act Amendments provides, among other things, that the Foreign-Ownership Restrictions would not apply to a change of control transaction with a non-resident of Canada if such a transaction is approved by a review under the Investment Canada Act. The Arrangement is conditional on receiving ICA Approval.

The Arrangement is also conditional on the Proposed Nordion Act Amendments, or substantially similar amendments to the Nordion Act, receiving Royal Assent. The Budget Implementation Act received its first reading in the House of Commons on March 28, 2014 and was debated in the House on April 2 through 8, 2014. It was read the second time and referred to the Standing Committee on Finance on April 8, 2014.

Securities Law Matters

Certain Canadian Securities Law Matters

Nordion is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and territories. In addition, the securities regulatory authorities in the Provinces of Ontario and Québec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence of the Arrangement are the directors and senior officers of the Company.

If the Arrangement is completed, the senior officers and directors may be entitled to receive cash payments in respect of Options, RSUs and DSUs and may also be entitled to participate in the Company’s bonus programs in connection with the Arrangement. See “The Arrangement — Interest of Certain Persons in the Arrangement” for detailed information regarding the benefits and other payments to be received by the directors and senior officers of the Company in connection with the Arrangement.

The aforementioned benefits or payments fall within the exception to the definition of “collateral benefits” for the purpose of MI 61-101, namely benefits that are received solely in connection with the senior officers’ and directors’ services as employees or directors of the Company or of any affiliated entities of the Company, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the senior officers and directors for their Common Shares, and are not conditional on the senior officers and directors supporting the Arrangement, and at the time of the entering into of the Arrangement Agreement, none of the senior officers and directors entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Common Shares.

Certain U.S. Securities Law Matters

The Common Shares are registered under Section 12(b) of the U.S Exchange Act and are listed for trading on the NYSE. Nordion is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act, eligible to file annual reports on Form 40-F pursuant to Rule 13a-1 under the U.S. Exchange Act. See “Notice to United States Shareholders”.

Stock Exchange Delisting and Reporting Issuer Status

Nordion expects that the Common Shares will be delisted from the TSX and NYSE after the Effective Date. The Purchaser also intends to seek to have Nordion to be deemed to have ceased to be a reporting issuer following the Effective Date under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or the equivalent).

DISSENTING SHAREHOLDERS RIGHTS

If you are a registered Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

Completion of the Arrangement by the Purchaser is conditional on Dissent Rights not having been exercised by the holders of more than 7% of the outstanding Common Shares in the aggregate.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholders who seeks payment of the “fair value” of such Dissenting Shareholder’s Dissent Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Plan of Arrangement, Interim Order and Section 190 of the CBCA, which are, respectively, attached as Appendix “A”, Appendix “D”, and Appendix “F” to this Information Circular. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is suggested that Dissenting Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their right of dissent.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, when the Arrangement becomes effective, in addition to any other rights such Dissenting Shareholder may have, to dissent and to be paid the fair value of the registered Dissent Shares held by such Dissenting Shareholder in respect of which validly exercises Dissent Rights, determined as of the close of business on the Business Day preceding the day on which the Arrangement Resolution is adopted. A registered Shareholder may exercise Dissent Rights only with respect to all of the Common Shares held by such Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name.

Dissent Shares held by Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares as provided in the Plan of Arrangement and such AmalCo Preferred Shares and AmalCo Common Shares shall be deemed to have been, respectively, (i) redeemed and cancelled as set out in the Plan of Arrangement and (ii) transferred (free and clear of all Liens) to the Purchaser as set out in the Plan of Arrangement, and if such Dissenting Shareholders:

(a)
ultimately are entitled to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be entitled to be paid the fair value of such Dissent Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissent Shares; or

(b)
ultimately are not entitled, for any reason, to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement and shall receive the Consideration.

Non-registered Shareholders who wish to dissent, should be aware that only the registered Shareholders are entitled to dissent. Accordingly, a non-registered Shareholder desiring to exercise Dissent Rights must make arrangements for the Dissent Shares beneficially owned by such non-registered Shareholder to be registered in such non-registered Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Nordion or, alternatively, make arrangements for the Intermediary registered for his Dissent Shares to dissent on such non-registered Shareholder’s behalf.

A registered Shareholder wishing to exercise rights of dissent from the Arrangement Resolution must send to Nordion a written objection to the Arrangement Resolution, which written objection (the “Dissent Notice”) must be received by Nordion at its head office located at 447 March Road, Ottawa, Ontario, K2K 1X8 on or prior to 5:00 p.m. (Eastern Time) on May 26, 2014 (or by 5:00 p.m. (Eastern Time) one (1) business day before the day on which the Meeting is reconvened), and must otherwise strictly comply with the dissent procedures described in this Information Circular, the Interim Order, the Plan of Arrangement and section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. For greater certainty, if the Meeting insofar as it relates to Dissenting Shareholders in respect of which quorum is not present is adjourned, rights of dissent for other Dissenting Shareholders must still be exercised on the Business Day immediately preceding the date of the Meeting for such other Dissenting Shareholders.

The filing of a Dissent Notice does not deprive a registered Dissenting Shareholder of the right to vote at the Meeting; however, a registered Dissenting Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Dissent Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Dissent Shares registered in such Dissenting Shareholder’s name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Common Shares held by such Dissenting Shareholder in the name of that non-registered Shareholder, given that section 190 of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice.

Within 10 days after the approval of the Arrangement Resolution, Nordion is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a registered Dissenting Shareholder holding Common Shares who voted for the Arrangement Resolution or who has, or was deemed to have, withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a Demand for Payment containing the Dissenting Shareholder’s name and address, the number of Common Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of such Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to Nordion, c/o Grant Gardiner, Senior Vice-President, General Counsel and Secretary, at 447 March Road, Ottawa, Ontario, K2K 1X8, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares has no right to make a claim under Section 190 of the CBCA. Nordion will endorse on certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws, or is deemed to have withdrawn, its Demand for Payment before Nordion makes an Offer to Pay to the Dissenting Shareholder, (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws, or is deemed to have withdrawn, its Demand for Payment, or (iii) the Board revokes the Arrangement Resolution, in which case Nordion will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no circumstances shall the Company, AmalCo, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised, and the names of such Dissenting Shareholders will be deleted from the list of registered holders of AmalCo Common and Preferred Shares at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options, RSUs or DSUs and (ii) Shareholders who vote or have instructed a proxy holder to vote such Common Shares in favour of the Arrangement Resolution.

No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissent Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Common Shares must be on the same terms.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, an application to the Court to fix a fair value for the Dissent Shares of Dissenting Shareholders may be made by Nordion within 50 days after the Effective Date or within such further period as the Court may allow. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of the Court will be rendered against Nordion in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Dissenting Shareholder holding Common Shares and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights. The full text of the Interim Order and of Section 190 of the CBCA are attached as Appendix “D” and Appendix “F”, respectively. We urge any Dissenting Shareholder who is considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

INFORMATION REGARDING NORDION

General

Nordion Inc. (formerly MDS Inc.) was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April 1973 and to MDS Inc. in November 1996. On November 1, 2010, the Company changed its name to Nordion Inc. The Company was continued under the CBCA on October 10, 1978 and is governed by that Act.

The head office of Nordion, and its principal place of business, is located at 447 March Road, Ottawa, Ontario, K2K 1X8.

As of the date of this Information Circular, Nordion’s sole material operating subsidiary was Nordion Canada, a corporation incorporated under the CBCA. Nordion beneficially owns through a wholly-owned subsidiary all of Nordion Canada’s issued and outstanding shares.

Summary Description of Business

Nordion is a global health science company that provides market-leading products and services for the prevention, diagnosis and treatment of diseases. As a result of the sale of the Targeted Therapies business during Fiscal 2013, Nordion operates one business unit, Specialty Isotopes, which includes two (2) segments: Sterilization Technologies and Medical Isotopes. Nordion’s products and services benefit the lives of people in more than 40 countries around the world.

Business Update

Fiscal 2014 Financial Outlook Update

Based on the expected strength of Nordion’s second quarter of Fiscal 2014 performance to-date, and Nordion’s latest expectations, the Company has updated its previously stated Fiscal 2014 outlook to reflect the impact of certain events subsequent to the release of Nordion’s previous outlook provided in March 2014. This update is preliminary, particularly since the second quarter of Fiscal 2014 is not yet complete, and actual results may vary.

In Sterilization Technologies, there have been increased requests for shipments of incremental Cobalt-60 (Co-60) during Nordion’s second fiscal quarter from existing customers to sites that Nordion does not typically supply, and from certain new customers. The Company has also become aware that another Co-60 supplier is currently indicating that it is discontinuing supply of Co-60. The Company believes this Co-60 supply will re-enter the market; however, at this time, Nordion cannot determine or estimate, when and to what extent, the supply of such Co-60 will resume and believes that this current increase in requests for shipments from Nordion is likely not permanent. With the increased requests in the second fiscal quarter and the change in supply dynamics, Nordion currently expects Sterilization Technologies revenues in Fiscal 2014 to increase by approximately 35% to 40%, compared with Fiscal 2013, up from the Company’s previous outlook of an annual increase of 10% to 15%.

In Medical Isotopes, due to continued incremental demand for Reactor isotopes, primarily resulting from the supply disruptions that occurred in the first fiscal quarter of 2014, and higher than expected revenue for Cyclotron isotopes primarily due to Strontium-82 demand, Nordion currently expects Medical Isotopes revenues to be approximately 45% higher in Fiscal 2014 compared with Fiscal 2013, which is higher than the Company’s previous outlook of an annual increase of approximately 40%. The increase in Nordion’s Fiscal 2014 Reactor isotopes revenue reflects a significant portion of Nordion’s Medical Isotopes revenue growth and is not expected to be permanent, as the additional orders that have already been largely received by Nordion is a result of the shutdown of key reactors and processing facilities, which have since returned to service.

Forward-looking statements, including information derived from preliminary results, are not a guarantee of future performance. Please refer to the sections “Risk Factors” and “Caution on Forward-Looking Statements” of this Information Circular. Additional information on other factors that could affect the operations or financial results of the Company are included in reports on file with applicable securities regulatory authorities, including, but not limited to, under the heading “Risk Factors” of the Company’s 2013 AIF and 2013 MD&A.

Directors and Officers

For a discussion on the proposed nominees for the election of directors of Nordion, please refer to the section “Annual General Meeting Matters — Election of Directors”.

Market Price and Trading Volume

The Common Shares are listed on listed for trading on the TSX (TSX: NDN) and the NYSE (NYSE: NDZ). The following table sets forth the price ranges and volume of Common Shares traded on the TSX and the NYSE for each of the periods indicated:

	TSX (Cdn$)			NYSE (U.S.$)
Month	High	Low	Volume	High	Low	Volume
April 2014 (1 to 22)	12.75	12.36	5,595,406	11.55	11.23	5,982,512
March 2014	12.84	10.96	8,185,074	11.61	9.92	4,317,850
February 2014	11.03	10.35	275,998	9.98	9.36	618,056
January 2014	10.87	8.95	473,789	9.88	8.42	1,069,356
December 2013	9.17	8.67	271,188	8.61	8.12	554,793
November 2013	8.92	8.45	163,235	8.51	8.18	486,276
October 2013	9.25	8.49	204,188	8.95	8.11	962,618
September 2013	9.06	8.10	378,805	8.79	7.81	661,889
August 2013	8.40	7.49	299,922	8.06	7.27	754,860
July 2013	7.99	7.29	301,212	7.68	7.15	555,143
June 2013	8.18	7.50	388,116	7.89	7.13	955,924
May 2013	8.30	7.01	1,656,584	8.03	6.98	1,121,071
April 2013	7.14	6.69	289,025	7.05	6.56	513,352

Source: Bloomberg

INFORMATION CONCERNING THE PURCHASER PARTIES

The information concerning the Purchaser Parties contained in this Information Circular has been provided by the Purchaser Parties for inclusion in this Information Circular. Although Nordion has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser Parties are untrue or incomplete, Nordion assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser Parties to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Nordion.

The Purchaser

8832528 Canada Inc. was incorporated under the CBCA, is controlled by investment funds advised by GTCR LLC and is a wholly-owned subsidiary of STHI Holding Corp. The Purchaser has not engaged in any business other than in connection with the Arrangement and related transactions. The Purchaser may assign, prior to the Effective Time, all of its rights and obligations pursuant to the Arrangement Agreement to a wholly-owned subsidiary of the Purchaser provided that, in accordance with the Arrangement Agreement, such assignment shall not (i) relieve the Purchaser or any Guarantor of its obligations pursuant to the Amalgamation Agreement, (ii) impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any other conditions to the completion of the Arrangement; or (iii) impede, delay or prevent the consummation of the Arrangement.

Sterigenics International LLC

Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries. Sterigenics is a portfolio company of certain investment funds managed by GTCR LLC, a Chicago-based private equity firm, through various investment funds.

STHI Holding Corp. and STHI Intermediate Holding Corp.

STHI Holding Corp. and STHI Intermediate Holding Corp. are corporations existing under the laws of the State of Delaware and parent entities of Sterigenics and ultimately controlled by investment funds managed by GTCR LLC.

GTCR LLC

Founded in 1980, GTCR LLC is an investment advisory firm that provides advisory and management services to affiliates of the Purchaser and the Guarantors. GTCR LLC related entities that own STHI Parent Company, LLC (the ultimate parent of Purchaser and the Guarantors) are GTCR Fund IX/A, L.P., GTCR Fund IX/B, L.P. and GTCR Co-Invest III, L.P.

The Chicago-based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR LLC has invested more than $10 billion in over 200 companies.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, legal counsel to Nordion, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders who dispose of their Common Shares pursuant to the Arrangement and who, for the purposes of the Tax Act, and at all relevant times, hold their Common Shares, AmalCo Common Shares and AmalCo Preferred Shares as capital property, deal at arm’s length with, and are not affiliated with Nordion, Purchaser or any of their respective affiliates.

Common Shares, AmalCo Common Shares and AmalCo Preferred Shares generally will be considered to be capital property to a holder thereof provided the holder does not hold their Common Shares, AmalCo Common Shares or AmalCo Preferred Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are residents of Canada for the purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares, AmalCo Common Shares or AmalCo Preferred Shares as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” as defined in the Tax Act treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders whose Common Shares, AmalCo Common Shares or AmalCo Preferred Shares are not capital property should consult their own tax advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practices whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary does not address the Canadian federal income tax consequences applicable to a Shareholder who has acquired Common Shares on the exercise of Nordion Options received in respect of, in the course of, or by virtue of, employment with Nordion. This summary is not applicable to a Shareholder: (i) that is a “financial institution”, for purposes of the mark-to-market rules; (ii) an interest in which would be a “tax shelter investment”; (iii) that has elected under the functional currency rules in the Tax Act to determine its “Canadian tax results” in a currency other than Canadian currency; or (iv) that has entered or enters into a “derivative forward agreement” or “synthetic disposition arrangement” with respect to the Common Shares, AmalCo Common Shares or AmalCo Preferred Shares (all as defined in the Tax Act). Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. It is of a general nature only and is neither intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, such Shareholders should consult their own legal and tax advisors with respect to their particular circumstances.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Exchange of Common Shares for AmalCo Common Shares and AmalCo Preferred Shares on Amalgamation

A Resident Shareholder who, in the course of the amalgamation provided for in the Arrangement, exchanges Common Shares for AmalCo Common Shares and AmalCo Preferred Shares will realize neither a capital gain nor a capital loss as a result of the exchange. The Resident Shareholder will be considered to have disposed of its Common Shares for proceeds of disposition equal to such Resident Shareholder’s aggregate adjusted cost base in its Common Shares immediately before the Arrangement and to have acquired the AmalCo Common Shares and AmalCo Preferred Shares at an aggregate cost equal to those proceeds of disposition. For purposes of determining the adjusted cost base of the AmalCo Common Shares and AmalCo Preferred Shares received by the Resident Shareholder, such aggregate cost will be allocated between the AmalCo Common Shares and AmalCo Preferred Shares prorata to the relative fair market value of each class of shares.

Redemption of AmalCo Preferred Shares

The Articles of Arrangement provide that the stated capital and paid-up capital of the AmalCo Preferred Shares will be an amount equal to the Redemption Amount. Accordingly, a Resident Shareholder whose AmalCo Preferred Shares are redeemed will be considered to have disposed of such shares for proceeds of disposition equal to the aggregate Redemption Consideration for such AmalCo Preferred Shares and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base in its AmalCo Preferred Shares, and any reasonable costs of disposition. The income tax treatment of any such capital gain or capital loss is discussed below.

Disposition of AmalCo Common Shares

A Resident Shareholder who disposes of AmalCo Common Shares to the Purchaser for proceeds of disposition equal to the aggregate Purchaser Consideration for such AmalCo Common Shares will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base in its AmalCo Common Shares, and any reasonable costs of disposition. The income tax treatment of any such capital gain or capital loss is discussed below.

Taxation of Capital Gains and Losses

A Resident Shareholder who, as described above, realizes a capital gain or a capital loss on the redemption of AmalCo Preferred Shares or on the disposition of AmalCo Common Shares, will generally be required to include in its income one-half of any such capital gain (“taxable capital gain”) and may apply one-half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Generally, allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding years or carried forward and applied to reduce taxable capital gains in any subsequent year.

If the Resident Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any AmalCo Common Shares or on the redemption of any AmalCo Preferred Shares may be reduced by the amount of certain dividends which have been received or are deemed to have been received on the share in accordance with detailed provisions of the Tax Act.

A Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on its “aggregate investment income”, including amounts of interest and taxable capital gains.

Dissenting Resident Shareholders

Dissent Shares held by a Resident Shareholder who exercises a Dissent Right in respect of the Arrangement (a “Dissenting Resident Shareholder”) will be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares. These AmalCo Common Shares and AmalCo Preferred Shares will also be deemed to have been respectively (i) disposed of by such Dissenting Resident Shareholder to the Purchaser for the fair value of its Dissent Shares less the aggregate Redemption Consideration paid in respect of its AmalCo Preferred Shares and (ii) redeemed by AmalCo for the aggregate Redemption Consideration for such AmalCo Preferred Shares. As a result, a Dissenting Resident Shareholder should generally be subject to the same tax consequences as a Resident Shareholder and will realize a capital gain (or capital loss) as a result of the Arrangement to the extent that its proceeds of disposition (which exclude any interest awarded by the Court), being the fair value of its Dissent Shares, exceed (or are less than) the aggregate of the Dissenting Resident Shareholder’s adjusted cost base of its Common Shares immediately before the Arrangement and any reasonable costs of disposition. Any interest awarded to a Dissenting Resident Shareholder will be included in the Dissenting Resident Shareholder’s income. The tax treatment of capital gains and capital losses discussed above applies to Dissenting Resident Shareholders (see “Shareholders Resident in Canada — Taxation of Capital Gains and Losses” above).

Alternative Minimum Tax

The realization of a capital gain or capital loss by an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the Tax Act. Such Resident Shareholders should consult their own tax advisors in this regard.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Shareholders that are (i) insurers carrying on an insurance business in Canada and elsewhere or (ii) an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Common Shares for AmalCo Common Shares and AmalCo Preferred Shares on Amalgamation

A Non-Resident Shareholder who, in the course of the amalgamation as part of the Arrangement, exchanges Common Shares for AmalCo Common Shares and AmalCo Preferred Shares will generally be subject to the same tax treatment as a Resident Shareholder (see “Shareholders Resident in Canada — Exchange of Common Shares for AmalCo Common Shares and AmalCo Preferred Shares on Amalgamation” above).

Redemption of AmalCo Preferred Shares

A Non-Resident Shareholder will realize a capital gain (or capital loss) on the redemption of the AmalCo Preferred Shares in the same manner as a Resident Shareholder (see “Shareholders Resident in Canada —Redemption of AmalCo Preferred Shares” above).

On the disposition of AmalCo Common Shares a Resident Shareholder will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base in its AmalCo Common Shares, and any reasonable costs of disposition. The income tax treatment of any such capital gain or capital loss is discussed below.

Disposition of AmalCo Common Shares

A Non-Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the AmalCo Common Shares in the same manner as a Resident Shareholder (see “Shareholders Resident in Canada —Disposition of AmalCo Common Shares” above).

Taxation of Capital Gains and Losses

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized as part of the Arrangement unless the AmalCo Common Shares or AmalCo Preferred Shares constitute “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act at the time of the disposition or redemption and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, the AmalCo Common Shares and AmalCo Preferred Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at the time of their disposition or redemption provided that (i) the AmalCo Common Shares and AmalCo Preferred Shares were listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at that time, and (ii) at no time during the 60-month period immediately preceding that time was it the case that both (A) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued Common Shares and (B) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law purposes, rights in, any such properties, whether or not the property exists. Notwithstanding the foregoing, AmalCo Common Shares or AmalCo Preferred Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the AmalCo Common Shares or AmalCo Preferred Shares are taxable Canadian property to a Non-Resident Shareholder at the time of the disposition or redemption thereof, a capital gain realized upon the disposition or redemption of such AmalCo Common Shares or AmalCo Preferred Shares may be exempt from tax under an applicable income tax treaty or convention. In the event that any capital gain realized by a Non-Resident Shareholder on the disposition or redemption of AmalCo Common Shares or AmalCo Preferred Shares in connection with the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the tax consequences pertaining to capital gains (or capital losses) as described above under “Shareholders Resident in Canada — Taxation of Capital Gains and Losses” will generally apply.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who dissents in respect of the Arrangement (a “Dissenting Non-Resident Shareholder”) will realize a capital gain (or capital loss) in the same manner as a Dissenting Resident Shareholder (see “Shareholders Resident in Canada — Dissenting Resident Shareholders”). The income tax treatment of capital gains and capital losses is discussed above (see “Shareholders Not Resident in Canada —Taxation of Capital Gains and Losses” above). Any interest awarded to a Dissenting Non-Resident Shareholder upon the exercise of Dissent Rights will not be subject to Canadian withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS INFORMATION CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the Company relating to exchange of Common Shares for AmalCo Fractional Preferred Shares and AmalCo Fractional Common Shares (the “AmalCo Share Exchange”), the immediate subsequent redemption of the AmalCo Fractional Preferred Shares (the “AmalCo Preferred Share Redemption”) and exchange of AmalCo Fractional Common Shares for the Purchaser Consideration (the “AmalCo Share Purchase”), all pursuant to the Arrangement. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. Holders of Common Shares. For purposes of this discussion, we use the term “U.S. Holder” to mean a beneficial owner of Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•
a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Common Shares should consult the partner’s tax advisor regarding the U.S. federal income tax consequences of the Arrangement to such partner.

This discussion is based on current law, which is subject to change, possibly with retroactive effect. The discussion applies only to holders who hold Common Shares as “capital assets” (generally, assets held for investment purposes). This discussion is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, nor does it deal with persons subject to special treatment under the Code, such as insurance companies, tax-exempt organizations (including private foundations), banks, thrifts and other financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, partnerships, S corporations or other pass-through entities (and investors in such entities), qualified retirement plans, individual retirement accounts and other tax-deferred accounts, passive foreign investment companies, controlled foreign corporations, persons that own, directly, indirectly or constructively 10% or more (by vote or value) of the Company’s shares for U.S. federal income tax purposes, traders in securities who elect the mark-to-market method of accounting, persons that will own, directly, indirectly or constructively, any interest in the Company after the Arrangement for U.S. federal income tax purposes, stockholders subject to the alternative minimum tax or the unearned income “Medicare” tax, stockholders that have a functional currency other than the U.S. dollar or stockholders who hold Common Shares as part of a hedge, straddle, constructive sale or conversion transaction). This discussion does not address the receipt of cash pursuant to the Arrangement with respect to equity compensation, including with respect to any outstanding Option, DSU or RSU. This discussion also does not address foreign, state, local or estate or gift tax matters.

This discussion is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. U.S. Holders should consult their tax advisors as to the tax considerations applicable to them in their particular circumstances.

The AmalCo Share Exchange and the AmalCo Preferred Share Redemption

Pursuant to the AmalCo Share Exchange, Shareholders will exchange each of their Common Shares for an AmalCo Fractional Preferred Share and an AmalCo Fractional Common Share. Immediately after the AmalCo Share Exchange and pursuant to the Arrangement, the Company will redeem the AmalCo Fractional Preferred Shares in exchange for a cash payment equal to the Redemption Consideration for such AmalCo Fractional Preferred Share. Immediately after the AmalCo Preferred Share Redemption and pursuant to the Arrangement, in the AmalCo Share Purchase, Shareholders will exchange their AmalCo Fractional Common Shares for cash payment equal to the amount of Purchaser Consideration for each AmalCo Fractional Common Share.

Under principles of U.S. federal income tax law, which are subject to differing interpretations, the Company believes that the AmalCo Share Exchange should be disregarded, and that the AmalCo Preferred Share Redemption should be characterized for U.S. federal income tax purposes as if the Company redeemed a fractional amount of each Common Share for a cash payment equal to the Redemption Consideration payable to the Shareholder in the AmalCo Preferred Share Redemption.

However, it is possible that the AmalCo Share Exchange could be respected for U.S. federal income tax purposes. If the AmalCo Share Exchange were respected as a separate transaction for U.S. federal income tax purposes, the AmalCo Share Exchange could constitute, in whole or in part, a “reorganization” within the meaning of Section 368(a) of the Code, in which case the Company believes the payment of cash pursuant to the AmalCo Preferred Share Redemption should be treated as an exchange separate from the reorganization. In such case, the AmalCo Fractional Preferred Shares would likely constitute taxable boot, and U.S. Holders would recognize gain equal to the lesser of (i) the value of the AmalCo Fractional Preferred Shares received or (ii) the excess, if any, of (A) the sum of the fair market value of the AmalCo Fractional Preferred Shares and the AmalCo Fractional Common Shares received by such holder over (2) the holder’s tax basis in its Common Shares. This gain generally should be capital gain, subject to the PFIC rules discussed below, and will be long-term capital gain if, as of the closing date, the holding period for exchanged Common Shares is greater than one year. Losses would not be recognized. The aggregate tax basis of the AmalCo Fractional Common Shares treated as having been received by a U.S. Holder would be the same as the aggregate tax basis of the Common Shares held immediately before the AmalCo Share Exchange, decreased by the amount of AmalCo Fractional Preferred Shares received and increased by the amount of gain recognized. The holding period of the AmalCo Fractional Common Shares treated as having been received by a U.S. Holder pursuant to the AmalCo Share Exchange would include the holding period of the Common Shares held immediately before the AmalCo Share Exchange.

The Company expects that U.S. Holders should recognize gain or loss for U.S. federal income tax purposes on receipt of the cash payment in the AmalCo Preferred Share Redemption equal to the difference between such cash received and the allocable adjusted tax basis of the shares redeemed or, alternatively, should recognize gain (but not loss) in the AmalCo Share Exchange in the manner described above. This gain (or loss, depending on the characterization of the transaction) generally should be capital gain or loss, subject to the PFIC rules discussed below, and will be long-term capital gain or loss if, as of the closing date, the holding period for exchanged Common Shares is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Immediately subsequent to the AmalCo Preferred Share Redemption and pursuant to the Arrangement, Nordion Shareholders will generally exchange all their AmalCo Fractional Common Shares in the AmalCo Share Purchase (discussed below). As a result, regardless of whether the AmalCo Share Exchange is disregarded or respected as a separate transaction for U.S. federal income purposes, the Company expects that the ultimate aggregate taxable gain or loss (and the character of such gain or loss) to U.S. Holders resulting from the Arrangement should be the same.

U.S. Holders that acquired different blocks of Common Shares at different times or different prices should consult their tax advisors regarding the manner in which gain or loss should be determined in their specific circumstances.

The AmalCo Share Purchase

The receipt of cash in the AmalCo Share Purchase will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in the AmalCo Share Purchase will recognize capital gain or loss for U.S. federal income tax purposes, subject to the PFIC rules discussed below, equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in its Common Shares exchanged (or if, the AmalCo Share Exchange is respected, its tax basis in its AmalCo Fractional Common Shares, adjusted as described above under “The AmalCo Share Exchange and the AmalCo Preferred Share Redemption”). If a U.S. Holder acquired different blocks of Common Shares at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block (i.e., Common Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss, subject to the PFIC rules discussed below, provided that a U.S. Holder’s holding period for such Common Shares is more than one year at the time of completion of the AmalCo Share Purchase. Long-term capital gains for certain non-corporate U.S. Holders, including individuals, are generally eligible for a reduced rate of federal income taxation. There are limitations on the deductibility of capital losses.

Dissenting Shareholders

Dissenting Shareholders should recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the “fair value” received for their AmalCo Fractional Common Shares and AmalCo Fractional Preferred Shares and the adjusted tax basis of such shares. This gain or loss generally should be capital gain or loss, subject to the PFIC rules discussed below, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for exchanged AmalCo Fractional Common Shares and AmalCo Fractional Preferred Shares is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Payments of interest, if any, by the Company to Dissenting Shareholders will be taxable to a U.S. Holder. A portion of the “fair value” may also constitute imputed interest for U.S. federal income tax purposes to a U.S. Holder, even though such holder otherwise recognizes a capital loss on the exchange. U.S. Holders will recognize such payments of interest or imputed interest as ordinary income in the year in which such income is accrued or received according to such holder’s regular method of accounting. Such interest will constitute income from sources outside the United States and generally will be “passive category income” or “general category income,” which are treated separately from other income for U.S. foreign tax credit purposes. Due to the complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisor with respect to the application of the U.S. foreign tax credit rules to their particular circumstances.

PFIC Rules and PFIC Status of the Company

Certain adverse consequences could apply to a U.S. Holder if the Company is or has been treated as a passive foreign investment company (“PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. The Company would be considered a PFIC for any taxable year in which, after applying certain look through rules, (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of a trade or business.

Based on the nature of its anticipated income, assets and activities, the Company does not believe that it will be a PFIC in the current taxable year or that it was a PFIC in any prior year. However, the determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Moreover, the Company has not requested or received an opinion from its U.S. tax counsel as to whether it was a PFIC in past taxable years or will be determined to be a PFIC in the current taxable year. Because of the above described uncertainties, there can be no assurance that the United States Internal Revenue Service will not challenge the determination made by the Company concerning its PFIC status. If the Company is classified as a PFIC in any year a U.S. Holder owns Common Shares, certain adverse tax consequences could apply to such U.S. Holder. These rules would apply to a U.S. Holder that held Common Shares during any year in which the Company was a PFIC, even if the Company was not a PFIC in the year in which the U.S. Holder exchanged the Common Shares pursuant to the Arrangement.

U.S. Holders should consult their tax advisors regarding the tax consequences that would arise if the Company were treated as a PFIC for any year, any applicable information reporting requirements and the availability of any elections that may help mitigate the tax consequences to a U.S. Holder if the Company were a PFIC.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to Nordion and to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with Nordion or the Arrangement.

Risks Relating to Nordion

If the Arrangement is not completed, Nordion will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Nordion’s Annual Information Form for the year ended October 31, 2013, management’s discussion and analysis for the first quarter ended January 31, 2014 and other filings of the Nordion filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Risks Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Nordion, including receipt of the Required Shareholder Approval, the Final Order, the Key Regulatory Approvals, no outstanding actions or proceedings pending under Antitrust Laws in any jurisdiction or under the Investment Canada Act, and no Laws in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement. In addition, completion of the Arrangement by the Purchaser is conditional on Dissent Rights not having been exercised by the holders of more than 7% of the outstanding Common Shares in the aggregate.

The completion of the Arrangement is also subject to the Proposed Nordion Act Amendments, or substantially similar amendments to the Nordion Act, receiving Royal Assent. See “Certain Legal and Regulatory Matters —Adoption of Certain Amendments to the Nordion Act”.

There can be no certainty, nor can Nordion provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The market price of the Common Shares may be materially adversely affected if the Arrangement is not completed or if its completion is delayed or if the Arrangement Agreement is terminated. If the Arrangement is not completed, the market price of the Common Shares may decline because the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or Arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Each of Nordion and the Purchaser has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Nordion provide any assurance, that the Arrangement Agreement will not be terminated by either of Nordion or the Purchaser prior to the completion of the Arrangement

Under the Arrangement Agreement, Nordion is required to pay to the Purchaser the Termination Fee in the event the Arrangement Agreement is terminated following the occurrence of a Termination Fee Event. See “Summary of the Arrangement Agreement — Termination Fees — Termination Fee”. The Termination Fee may discourage other parties from participating in a transaction with Nordion even if those parties might be willing to pay an equivalent or a more attractive price for the Nordion Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or more attractive price for the Common Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

Nordion will incur costs and may have to pay a termination fee

Certain costs related to the Arrangement, such as legal, accounting and financial advisory fees, must be paid by Nordion even if the Arrangement is not completed. If the Arrangement is not completed, Nordion may be required in certain circumstances to pay the Purchaser Termination Fee, including in the context of a Superior Proposal. See “Summary of the Arrangement Agreement — Termination Fees — Termination Fee”.

The uncertainty surrounding the Arrangement may cause Nordion’s clients to delay or defer decisions concerning Nordion

As the Arrangement is dependent upon satisfaction of a number of conditions, its completion is uncertain. In response to that uncertainty, Nordion’s clients may delay or defer decisions concerning Nordion. Any delay or deferral of those decisions by clients could adversely affect the business and operations of Nordion, regardless of whether the Arrangement is ultimately completed. Similarly, uncertainty may adversely affect Nordion’s ability to attract or retain key personnel. In the event the Arrangement Agreement is terminated, Nordion’s relationship with customers, suppliers, employees or other shareholders may be adversely affected. Changes in such relationships could adversely affect the business and operations of Nordion. In addition, the Arrangement Agreement contains covenants requiring the consent of the Purchaser including with respect to specified customer contracts and any alternative source of Mo-99 which may prevent Nordion from proceeding or acting on certain projects and opportunities.

Shareholders will no longer hold an interest in the Company following the Arrangement

Following the Arrangement, Shareholders will no longer hold any of the Common Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s business going forward. A number of positive developments with respect to Nordion’s business may take place after the Meeting and/or the closing of the Arrangement, including with respect to Nordion’s customers, suppliers (including securing alternative supply for Mo-99) and its overall business prospects. Further to the Arrangement, Shareholders will no longer benefit from any such positive development.

Nordion directors and executive officers may have interests in the Arrangement that are different from those other Shareholders

In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders generally. See “The Arrangement — Interest of Certain Persons in the Arrangement”.

The Consideration to be received by Shareholders may be affected by foreign currency exchange rates

The Consideration to be received by Shareholders is paid in U.S. dollars. If the value of the Canadian dollar relative to the U.S. dollar on the Business Day immediately before the Effective Date has appreciated as compared to such relative value on March 28, 2014, Shareholders who convert their Consideration to Canadian dollars following the completion of the Arrangement will receive less per Common Share than they otherwise would have received on March 28, 2014.

ANNUAL GENERAL MEETING MATTERS

Report of the Directors and Consolidated Financial Statements

In this section of the Information Circular, unless otherwise indicated, the exchange rate is based on the Bank of Canada monthly average noon exchange rate of Cdn$1 = U.S.$0.980783 for the fiscal year ended October 31, 2013.

A copy of the Company’s Annual Report for the fiscal year ended October 31, 2013 was mailed previous to this Information Circular. The comparative financial statements for the fiscal year ended October 31, 2013, the management’s discussion and analysis and the report of the auditors are included with the Company’s Annual Report.

Material Weakness

Nordion and the Company’s independent auditor continued to report at Fiscal 2013 year-end that as a result of a material weakness in the accounting for income taxes principally related to historical transactions, that the Company had not maintained effective internal controls over financial reporting despite significant efforts and progress to remediate the material weakness during the fiscal year. Strengthening the internal controls over the income tax provision process, including the assessment and review of historic and current transactions, is a primary focus of the Company’s remediation efforts.

Finance and Audit Committee

Throughout 2013, the Finance and Audit Committee (the “F&A Committee”) continued to oversee, as a key priority, the material weakness remediation efforts. The improvements made and the activities planned to address the material weakness were reviewed and discussed at all F&A Committee meetings in 2013. In addition, the chair of the F&A Committee convened several meetings with management and the independent auditors focused on the progress of activities related to the remediation efforts. Although not fully remediated in 2013, significant progress was made in 2013 toward full remediation which is the result of specific measures that were implemented including the following:

•	augmenting technical accounting and tax resources including external support from professional accounting firms other than our independent registered public accounting firm;

•	working with various taxation authorities to expedite their audits of our open tax years;

•	improving, simplifying and standardizing working papers and internal documentation;

•	further strengthening of the design of internal controls over complex and non-routine transactions, including augmenting involvement of non-tax US GAAP internal resources; and

•	continuing to utilize an external tax accounting resource to assist in reviewing the tax provision.

In addition, the effective settlement of certain of the Company’s higher risk legacy tax audit years including complex and large transactions allowed the Company to make substantial progress on this matter. While the material weakness was not fully remediated, the independent auditors and management were able to conclude that the consolidated financial statements present fairly, in all material respects, the financial position of Nordion Inc. The procedures performed by the independent auditors included significant substantive testing of the income tax accounts.

In Fiscal 2014, the F&A Committee continues to make the remediation of the material weakness a priority for Nordion’s management and oversee that the appropriate investment and progress are being made with an objective that there will be sustained demonstration of the effective operation of the controls and the material weakness will be fully remediated for our Fiscal 2014 annual report.

Appointment of Auditors

The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of EY as auditors of the Company, to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as auditors.

Length of Auditor’s Service

EY has served as the Company’s auditor since 1995.

Auditor Evaluation and Fees

The F&A Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

During Fiscal 2013, EY served as the auditor of the Company and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons. In Fiscal 2010, with the transition of the head office of the Company to Ottawa, a new audit partner at EY in Ottawa was appointed as audit partner for the Company’s account and the audit team is now primarily composed of members of EY’s Ottawa practice. Another EY partner, independent of the Company’s account, is also responsible for reviewing all significant accounting and audit decisions.

In 2003, the F&A Committee approved a policy that determined and limited the types of engagements on which the services of EY might be retained. This policy was updated and approved by the F&A Committee in 2011.

Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of EY and the fees to be charged for such services are subject to pre-approval by the F&A Committee.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2013 and October 31, 2012 are set out below.

	2013 (in thousands of $)	2012 (in thousands of $)
Audit Fees	1,670	941
Audit-Related Fees	180	285
Tax Fees	—	—
All Other Fees	152	40
Total	2,002	1,266

Audit Services

An audit engagement is one in which EY, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions issued on pension plans established for the benefit of Nordion employees.

Audit-Related Services

An audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of EY to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the F&A Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, EY may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services

A tax engagement is one in which EY has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

All Other Fees

The services comprising the fees reported as “All Other Fees” included Internal Investigation costs, strategic review costs and web user access fees.

Pre-Approval Policy for External Auditor Services

The F&A Committee has adopted processes for the pre-approval of engagements for services of its external auditors. The F&A Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor.

All fees paid to the independent external auditors for 2013 were approved in accordance with the pre-approval policy.

Election of Directors

At the Meeting, eight directors, seven of whom are independent, are to be elected to serve until the next annual meeting or until their successors are duly elected or appointed. The Board nominees continue to represent a diverse set of experience and skills aimed at, in the aggregate, providing the Company with oversight and perspective appropriate for its current business environment.

Ms. Mogford, an independent director who has served as a director of the Company since 1998, has reached retirement age and accordingly will not stand for re-election as a director at the Meeting. The Company thanks Ms. Mogford for her 15 years of wise counsel and dedicated service.

In Fiscal 2013, all directors of the Board attended all Board meetings and all meetings of its four standing committees, with the exception of one director who missed one joint board and committee meeting, and one director who missed one committee meeting. All directors also attended as observers all standing committee meetings for which they are not members.

Further, all independent directors, other than the Chair, were members of at least one of the four ad hoc committees of the Board established to provide oversight of, and perspective/input on, significant matters during Fiscal 2013: the on-going Internal Investigation; the negotiation of the settlement agreement and new supply agreements with Atomic Energy Canada Limited (“AECL”); and the strategic review, including the first phase divestiture of the Company’s Targeted Therapies business for $200 million and the ongoing second phase of the strategic review. The matters within the purview of the ad hoc committees were of significant importance to the Company in Fiscal 2013 and, as such, required the devotion of significant additional time and effort of directors serving on such committees. The four ad hoc committees met, in the aggregate, on 19 occasions during Fiscal 2013, and each director attended every meeting of the ad hoc committee(s) on which he or she served. In addition, the Chair was an ex-officio member of the Special Committee and the ad hoc committee relating to the strategic review. Under the oversight of the ad hoc committees, the Company entered into a settlement agreement and new supply agreements with AECL; successfully divested its Targeted Therapies business for $200 million during the first phase of its strategic review; and advanced the second phase of the strategic review, including the evaluation of other strategic alternatives for the Company.

As for the standing committees, the Technology Committee was disbanded as of June 5, 2013, as it was deemed to be no longer necessary. There are currently three standing committees: (i) the Finance & Audit Committee, (ii) the Environmental, Health, Safety & Governance Committee, and (iii) the Human Resources & Compensation Committee.

As discussed above, the F&A Committee continued to oversee, as a key priority, the Company’s effort to remediate a material weakness. Notwithstanding that the material weakness continues during Fiscal 2014, significant progress was made in Fiscal 2013 toward full remediation, and while the material weakness was not fully remediated for Fiscal 2013, the independent auditors and management were able to conclude that the consolidated financial statements present fairly, in all material respects, the financial position of Nordion Inc.

In Fiscal 2014, the F&A Committee continues to make the remediation of the material weakness a priority for management and oversee that the appropriate investment and progress are being made with an objective that there will be sustained demonstration of the effective operation of the controls and the material weakness will be fully remediated for our Fiscal 2014 annual report.

Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both DSUs and Common Shares, is as at October 31, 2013.

William D. Anderson, 64 Toronto, Ontario, Canada Director since 2007 Independent1
Mr. Anderson, a Fellow of the Institute of Chartered Accountants of Ontario, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2005, Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr. Anderson was formerly a director of Four Seasons Hotels Inc. and Sears Canada Inc.

Areas of Expertise: Business Development/Global Financial/Operations/Strategy

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors (Chair)			13/13	Gildan Activewear Inc. (Chairman of the Board)
	Finance & Audit Committee (the “F&A Committee”) (attended as Chair of the Board)			7/8	Sun Life Financial Inc. (Chair, Audit and Compliance Review Committee; Member, Risk Review Committee)
	Environmental, Health, Safety & Governance Committee (“EHS&G Committee”) (attended as Chair of the Board)			4/4
	Human Resources & Compensation Committee (“HRC Committee”) (attended as Chair of the Board)			7/7	TransAlta Corporation (Member, Audit and Risk Committee; Member, Governance and Environment Committee)
	Technology Committee (attended as Chair of the Board)			1/1
Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	5,000	68,552	73,552	$773,027
	2012	5,000	54,261	59,261	$685,012	$746,587
	Change	Nil	14,291	14,291	$ 88,015
Votes received in the last shareholder election: FOR: 36,958,594 (93.49%) WITHHELD: 2,571,672 (6.51%)

Jeffrey Brown, 52 Corona del Mar, CA, USA Director since 2012 Independent1
Since 2007, Mr. Brown has been the Chief Executive Officer and founding member of Brown Equity Partners, LLC (a U.S. venture capital firm and private equity firm in Orange County, California). Previously he served as a founding partner for Forrest Binkley & Brown, a U.S. private equity/venture capital firm. Mr. Brown has served on the board of directors of over 40 companies during his 25 years in the investment industry. He has also been Chairman of the board of directors of 10 companies in both the public and private sectors and has extensive experience in chairing Audit, Compensation, Finance and Special Committees.

Areas of Expertise: Financial/Governance

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors			13/13	—
	F&A Committee			8/8
	EHS&G Committee			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	31,377	31,377	$247,731
	2012	Nil	6,124	6,124	$ 39,734	$122,598
	Change	Nil	25,253	25,253	$207,997
	Votes received in the last shareholder election: FOR: 36,977,651 (93.54%) WITHHELD: 2,552,615 (6.46%)

William G. Dempsey, 62 Marco Island, Florida, USA Director since 2008 Independent1
Mr. Dempsey is a Corporate Director and was formerly an Executive with Abbott Laboratories (a health-care company) for 25 years prior to his retirement in 2007. Mr. Dempsey’s assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise: Business Development/Global Financial/Global Life Sciences/ Governance/
Human Resources/Marketing/Operations/R&D/Strategy/Sales

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors HRC Committee (Chair)			13/13 7/7	Hill-Rom Holdings, Inc. (Member, Compensation Committee)
	Technology Committee			1/1	Hospira, Inc. (Chair, Quality Committee; Member, Audit Committee; Member, Science and Technology Committee)
					Landauer, Inc. (Chair, Compensation Committee)
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	103,371	103,371	$913,894
	2012	Nil	85,520	85,520	$800,109	$122,598
	Change	Nil	17,851	17,851	$113,785
	Votes received in the last shareholder election: FOR: 35,945,052 (90.95%) WITHHELD: 3,576,214 (9.05%)

Sean Murphy, 61 Lake Forest, Illinois, USA Director since 2011 Independent1
Mr. Murphy joined Evercore Partners Inc., an independent investment banking advisory firm, in September 2011 as a Senior Advisor, Investment Banking. He previously served as Vice-President of Licensing and Business Development for Abbott Laboratories (a health-care company) for 10 years, prior to his retirement in 2010. During Mr. Murphy’s 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the international vascular business, which was acquired by Abbott.

Areas of Expertise: Business Development/Global Financial/Global Life Sciences/Marketing/Operations/
R&D/Strategy/Sales

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors			13/13	Immucor Inc. (Chair, Audit Committee)
	F&A Committee			8/8
	EHS&G Committee			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	69,283	69,283	$574,374
	2012	Nil	35,677	35,677	$333,091	$122,598
	Change	Nil	33,606	33,606	$241,283
	Votes received in the last shareholder election: FOR: 36,563,934 (92.5%) WITHHELD: 2,966,332 (7.5%)

Kenneth E. Newport, 48 Ottawa, Ontario, Canada Director since 2010 Independent1
Mr. Newport, CA, CPA, is a Corporate Director, he served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors (ICD.D) and serves on the corporate boards of Jennerex Inc., Medgenesis Therapeutics Inc., Global Biomedical Capital Corp. and the Ottawa Hospital Research Institute.

Areas of Expertise: Business Development/Global Financial/Global Life Sciences/Operations/ R&D/ Strategy/Sales

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors			13/13	—
	F&A Committee			8/8
	Technology Committee (Chair)			1/1
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	47,438	47,438	$398,697
	2012	Nil	28,995	28,995	$269,391	$122,598
	Change	Nil	18,443	18,443	$129,306
	Votes received in the last shareholder election: FOR: 36,565,892 (92.5%) WITHHELD: 2,964,374 (7.5%)

Dr. Adeoye Olukotun, 68 Hopewell, New Jersey, USA Director since 2010 Independent1
Dr. Olukotun has been the Chief Executive Officer of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies, since 2006. He is also a co-founder of VIA Pharmaceuticals and served as its Chief Medical Officer from 2004 until 2008. From 2000 to 2003, he was the Chief Executive Officer of CR Strategies, LLC, a clinical research and development consulting firm. From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc. He is a Fellow of the American College of Cardiology as well as the American Heart Association. Dr. Olukotun was previously a director of Icagen Inc. and SemBioSys Genetic, Inc.

Areas of Expertise: Global Life Sciences/Governance/Medical/Operations/R&D/Regulatory/Strategy

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors			12/13	—
	EHS&G Committee			4/4
	Technology Committee			1/1
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	55,374	55,374	$476,749
	2012	Nil	38,089	38,089	$360,427	$122,598
	Change	Nil	17,285	17,285	$116,322
	Votes received in the last shareholder election: FOR: 36,982,421 (95.55%) WITHHELD: 2,547,845 (6.45%)

Steven M. West, 61 Ottawa, Ontario, Canada Director since 2010 Not Independent6
Mr. West is President and Chief Executive Officer of Nordion. He was appointed Chief Executive Officer in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President of DiverseyLever Canada. His background includes various Chief Executive Officer assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology. He is a member of the Canadian Council of Chief Executives and the Institute of Corporate Directors, and serves of Chair of the Executive Committee for the Ottawa Hospital Foundation.

Areas of Expertise: Business Development/Global Life Sciences

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors			13/13	—
	Technology Committee			1/1
Securities Held
	Fiscal Year	Common Shares	DSUs/ RSUs7	Total Common Shares and DSUs/RSUs	Total At-Risk Value of Common Shares and DSUs/RSUs7	Minimum Ownership Requirement6
	2013	29,800	96,415	126,215	$1,547,994
	2012	29,800	96,415	126,215	$1,317,914	$950,379
	Change	Nil	Nil	Nil	$ 230,080
Options Held: 1,026,100 (options granted as an executive officer; non-executive directors are not awarded option grants)
Votes received in the last shareholder election: FOR: 36,689,815 (92.81%) WITHHELD: 2,840,451 (7.19%)

Janet Woodruff, 57 Vancouver, British Columbia, Canada Director since 2011 Independent1
Ms. Woodruff, a Fellow of the Institute of Chartered Accountants of British Columbia, is a Consultant and Corporate Director, having served as Vice-President and Special Advisor of BC Hydro until 2011. Prior to this, Ms. Woodruff served as Interim President (2009-10) and Vice-President and Chief Financial Officer (2007-08) of BC Transmission Corporation. Ms. Woodruff was Vice President and CFO of Vancouver Coastal Health (2003-07), following fourteen years with Westcoast Energy. Ms. Woodruff holds the Institute of Corporate Directors accreditation. Ms. Woodruff is a director of Capstone Infrastructure, FortisBC and the Mutual Fund Dealers Association of Canada and is a former director and Audit Committee Chair of Pacific Northern Gas.

Areas of Expertise: Business Development/Financial/Governance/Government/Human Resources/
Operations/Regulatory/Strategy

	Board/Committee Membership			F2013 Standing Committee Meeting Attendance8	Current Public Board Membership2
	Board of Directors F&A Committee (Chair) HRC Committee			13/13 8/8 7/7	Capstone Infrastructure Corporation (Member, Audit Committee) FortisBC Group (Member, Audit Committee)
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement5
	2013	Nil	50,141	50,141	$427,436
	2012	Nil	37,756	37,756	$347,541	$122,598
	Change	Nil	12,385	12,385	$ 79,895
	Votes received in the last shareholder election: FOR: 36,455,319 (92.24%) WITHHELD: 3,065,947 (7.76%)

1
Each of the directors, other than Steven West, has been determined by the Board to be free of any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and NYSE corporate governance rules.

2	Based upon information provided by each of the nominees there are no board interlocks.
3	Independent directors have the option of receiving their compensation in the form of DSUs under the DSU Director Plan.
4
For the purpose of determining the value of the equity investment of an independent director in the Company at any time, the value of the DSUs or Common Shares held by such director is based upon the higher of a) the acquisition cost or b) the market value of the Common Shares held or Common Shares represented by DSUs held under the DSU Director Plan.

The acquisition cost for DSUs is the cumulative value of the TSX five-day average closing share price up to and including the last trading day of each applicable fiscal quarter used to calculate the number of DSUs to be issued to each independent director. The acquisition cost for Common Shares is the purchase price paid for shares bought on the secondary market by the director. The market value for DSUs and Common Shares is the six-month average closing share price up to and including October 31st. For Fiscal 2013 and 2012 the value of Common Shares and DSUs for all independent directors, except Jeffrey Brown, is based on the acquisition cost. Mr. Brown’s F2013 DSUs have been valued using the market value and in F2012 his DSUs were valued based on acquisition cost.

5
Each independent director is required to own shares or DSUs in the Company with a value of not less than 5x his/her annual retainer. Directors are given three years to accumulate such ownership position. As at October 31, 2013 all of the independent director nominees had exceeded the minimum ownership guidelines.

6	Mr. West, the Chief Executive Officer of the Company, is the only non-independent director. His share ownership requirement is based on two times his three-year average salary as at October 31, 2013.
7
As an employee director, Mr. West does not participate in the DSU Director Plan. Mr. West’s DSUs and RSUs are issued to him in his capacity as Chief Executive Officer (see “Executive Compensation” section on page 143). For Mr. West, the value of Common Shares, RSUs and DSUs is calculated as set out in the Executive Share Ownership Guidelines; at the higher of the acquisition cost, or the average closing share price on the TSX for the six-month period ending October 31st and converted to U.S. dollars. For Fiscal 2013, the value of Mr. West’s shares is based on the acquisition cost. For Fiscal 2012, under the former Share Ownership Guideline policy, the TSX highest share price for the six month period ending October 31, 2012, C$10.49, was converted to U.S.$ and was used to calculate Mr. West’s share ownership position.

8
During Fiscal 2013, all independent directors, other than the Chair, served on at least one of the four ad hoc committees which, in the aggregate, convened 19 meetings and individually convened meetings as follows: (i) Global Business Practice Standards: 13 meetings; (ii) AECL: 2 meetings; (iii) Targeted Therapies Divestiture: 1 meeting; and (iv) Strategic Review Phase 2: 3 meetings. Each director attended every meeting of the ad hoc committee(s) on which he or she served.

Director Skills & Experience Matrix

Skills and Experience	William Anderson	Jeff Brown	William Dempsey	Mary Mogford	Sean Murphy	Kenneth Newport	Adeoye Olukotun	Steve West	Janet Woodruff
Senior Executive1	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Directorships2	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Sector3				✓				✓	✓
Non-Canadian (US, EMEA, Asia Operations / Governance)	✓	✓	✓		✓	✓	✓	✓
Financial Expert4	✓	✓			✓	✓			✓
Medical / Scientific Expert5							✓	✓
Health Sciences Business Expertise6			✓		✓	✓	✓	✓	✓
Environmental / Health & Safety7			✓	✓			✓	✓	✓
Compensation8	✓	✓	✓	✓					✓
Corporate / Business Development	✓	✓	✓		✓	✓		✓	✓
Marketing			✓		✓	✓		✓
Diversity9				✓			✓		✓

1	Track record as a senior executive in business, preferably as the CEO/COO or Chair of the Board of a major organization (preferably Life Sciences).
2	Director of a major organization (public, private, non-profit) — current or previous experience.
3	Including a Crown Corporation, educational institution, or any non-public, non-private organization.
4
Education and experience as a public accountant or a principal financial officer, comptroller or principal accounting officer of an issuer, or a position involving the performance of similar functions (meets SOx requirement of financial expert).

5	Health Sciences academic background (e.g. MD or PhD), or recognized internationally in Health Sciences community.
6	Health Sciences business background, recognized experience in Health Sciences business community.
7	Thorough understanding of industry regulations and public policy related to workplace health, safety and the environment.
8	Senior executive experience or board compensation committee participation with a thorough understanding of employee and executive compensation programs.
9	Enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.

Director Attendance

Board members are expected to attend all meetings of the Board and all meetings of committees of which they are a member. In addition, the Board has adopted a practice of encouraging all directors to attend all committee meetings to enhance general Board effectiveness. A director that fails to attend in person or by telephone at least 75% of the regularly scheduled meetings of the Board and committee of which that director is a member is required to offer his/her resignation, which the remaining members of the Board will either accept or reject.

In addition, each director of the Company shall offer the Chair of the Board and Chair of the EHS&G Committee for consideration immediate notice of his or her resignation in any of the following circumstances:

(a)	the failure to meet the independence requirements;

(b)	the failure to meet the share ownership requirements within the prescribed time;

(c)
the failure to receive a greater number of votes “for” than votes “withheld” cast by Shareholders at a meeting called in respect of the election of directors where the number of nominees for Director equals the number of directors to be elected;

(d)	a breach by a director of the Global Business Practice Standards;

(e)	a material change in the employment of the director;

(f)	the acceptance by a director of a directorship in a company or other organization in which there could be a material conflict of interest with the Company;

(g)	the failure to attend in person or by telephone at least 75% of the regularly scheduled meetings of the Board and committee of which the director is a member (as discussed above);

(h)	a director becoming aware of personal circumstances that may compromise the integrity of the Director’s contribution to the Board or may adversely impact the reputation of the Company;

(i)	upon a director attaining the age of seventy (70); or

(j)	upon a director no longer satisfying the relevant statutory qualifications of Section 105 of the CBCA.

Upon receipt of a resignation, the Chair of the EHS&G Committee shall call a meeting of the committee to consider the resignation and make a recommendation to the Board to accept or reject the resignation at the Board’s next regularly scheduled meeting. Among the factors to be considered by the EHS&G Committee shall be: the stated reasons, if any, as to why votes were withheld for such director, any appropriate alternatives for curing any underlying cause of the withheld votes; the tenure and qualifications of the director; the director’s past and expected future contribution to the Company; the overall composition of the Board; by-law or statutory requirements; and such other factors as the EHS&G Committee deems relevant.

Majority Voting

The Board has adopted a policy to the effect that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his/her resignation to the Chair of the Board and the Chair of the EHS&G Committee promptly following the meeting of Shareholders. The EHS&G Committee will then consider the offer of resignation and, except in special circumstances, will recommend that the Board accept it. The Board will make its decision and announce it in a press release within 90 days following the annual meeting of Shareholders, including the reasons for rejecting the resignation, if applicable. A director who tenders his/her resignation pursuant to this policy will not participate in any meeting of the Board or of the EHS&G Committee at which the resignation is being considered.

Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Nordion, none of the proposed directors (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer (CEO) or Chief Financial Officer (CFO) of any company, including Nordion, that (i) was subject to a cease trade order, similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO. To the knowledge of Nordion, none of the proposed directors (i) is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Nordion that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets; except for Mr. Jeff Brown, who was a member of the Office of the President of Forrest Binkley & Brown Venture Co., a Texas corporation which was the general partner of Forrest Binkley & Brown, L.P., a Texas limited partnership, which in turn was the general partner of SBIC Partners II, L.P., a technology venture capital fund formed in 1998. In March 2005, SBIC Partners II, L.P. entered into a consent judgment whereby the U.S. Small Business Administration (SBA) was appointed as receiver for SBIC Partners II, L.P. Following the appointment of the SBA as receiver, Forrest Binkley & Brown was appointed as agent to the receiver. Mr. Brown has not been materially involved since 2006.

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

All values in this Section are in U.S. dollars unless otherwise noted using the twelve month average of the Bank of Canada’s monthly average noon exchange rate of C$1 = U.S.$0.980783 for the fiscal year ended October 31, 2013.

Directors’ Compensation

In Fiscal 2013, eight of the nine of the directors were independent and were remunerated by the Company solely in their capacity as directors. Steven West, the CEO, and sole non-independent director did not receive any compensation as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based DSUs awards as described below and in the following compensation tables. Board fees are paid to all directors in Canadian dollars. In order to align director compensation with Shareholder interests, all directors receive part of their compensation as an annual DSU award. Directors have the choice of taking the remainder of the annual compensation in DSUs or in cash.

Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,471 in addition to the attendance fees. If a Board or committee meeting is held on consecutive days, the director is paid one $1,471 travel fee.

Upon appointment or election, a director receives a one-time appointment/election DSU grant which is awarded over two years under the following schedule: one-third on the date of appointment or election; one-third on the first anniversary date; and one-third on the second anniversary date. In addition to the appointment or election grant, a director also receives an annual grant of DSUs as set out in the compensation table on page 110.

These DSUs are 100% vested at the time of grant and are payable in cash upon retirement of a director or, for Canadian directors, at the discretion of the Board, at a later date. Payment is based upon the TSX five-day average closing share price as at the retirement date or, if payment is deferred, the TSX five-day average closing share price immediately upon receipt of notice from the former director of his or her election to convert the DSUs to cash. For U.S. directors, final payment is made in accordance with Section 409A of the U.S. Internal Revenue code of 1986, as amended.

Independent directors do not receive stock options, pension or retirement benefits, allowances or perquisites.

The EHS&G Committee typically reviews director compensation annually with the assistance of independent compensation consultants, Aon Hewitt, who have provided advice to the Company in this respect since May 2010. Overall compensation is based upon a number of factors, including workload and responsibility and a review of Board compensation of the same peer groups and methodology used to assess executive compensation (and described below on page 118) in order to remain competitive and to attract and retain top candidates for the Board.

In Fiscal 2012, Aon Hewitt presented then current market data for non-executive director compensation to the EHS&G Committee. After review and discussion, a decision regarding the fee structure was deferred until Fiscal 2013. In Fiscal 2013, the EHS&G Committee decided to retain the current fee structure for Fiscal 2014. As such, the annual fees paid to the directors have not increased since Fiscal 2011. Additional meeting retainers were paid in Fiscal 2013 to compensate some of the directors for incremental workload associated with several ad hoc committees, as detailed in the below table. As discussed above, the ad hoc committees were responsible for providing oversight of, and input to, management on significant matters during Fiscal 2013: the ongoing Internal Investigation; the negotiation of the settlement agreement and new supply agreements with AECL; and the strategic review.

The compensation payable to the Company’s directors in Fiscal 2013 for Board, standing committee and ad hoc committee service is described in the following tables.

Non-Executive Director Compensation Director’s Fee Schedule for Fiscal 2013

Fiscal 2013
Annual Retainer — BOARD CHAIR1	$ 147,117
Annual DSU Grant — BOARD CHAIR	$ 98,078
Annual Retainer — DIRECTOR	$ 24,520
Annual DSU Grant — DIRECTOR	$ 63,751

Annual Retainer — COMMITTEE CHAIR
Finance & Audit	$ 14,712
Human Resources & Compensation	$ 9,808
Environment, Health & Safety & Governance	$ 6,375
Technology2	$ 4,781

Annual Retainer — COMMITTEE MEMBER
Finance & Audit	$ 5,885
Human Resources & Compensation	$ 3,923
Environment, Health & Safety & Governance	$ 3,923
Technology2	$ 2,942

Fiscal 2013 Retainers — AD HOC COMMITTEE CHAIR
Global Business Practice Standards	$ 73,559
AECL	$ 0
Strategic Review Phase 1 — Targeted Therapies Divestiture	$ 24,520
Strategic Review Phase 2	$ 49,039

Fiscal 2013 Retainers — AD HOC COMMITTEE MEMBER
Global Business Practice Standards	$ 24,520
AECL	$ 0
Strategic Review Phase 1 — Targeted Therapies Divestiture	$ 14,712
Strategic Review Phase 2	$ 19,616
Meeting attendance fees for each board or standing committee meeting attended (in person or by telephone)3,4	$ 1,471
Appointment or Election Grant value of DSUs5	$ 63,751

1	No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an attendee at committee meetings.
2	The Technology Committee was disbanded as of June 5, 2013, as it was deemed to be no longer necessary.
3
In cases where Board or committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director’s overall responsibility and additional meeting fees will not generally be paid, however, the Board has the discretion to vary this where necessary. During Fiscal 2013 the Board had four special ad hoc committees and paid additional retainers to the applicable directors. No additional meeting fees were paid with respect to these four ad hoc committees.

4
Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,471 in addition to the attendance fee. If Board or committee meetings are held on consecutive days, the director is paid one travel fee.

5
Appointment or election grants are allocated over 2 years with 1/3 of the grant provided on the date the director is appointed or elected; 1/3 on the first anniversary date; and 1/3 on the second anniversary date.

Director Compensation Table

The total remuneration paid to independent directors during the fiscal year ended October 31, 2013, is set out in the following table:

Name	Fees Earned1 ($)	Share-based awards2 ($)	All other compensation3 ($)	Total ($)
William Anderson	147,117	98,078	0	245,195
Jeffrey Brown	95,136	85,002	5,885	186,023
William Dempsey	83,858	63,751	5,885	153,494
Robert Luba4	31,876	0	0	31,876
Mary Mogford5	61,299	63,751	0	125,050
Sean Murphy	161,830	78,463	5,885	246,178
Kenneth Newport	94,523	63,751	0	158,274
Adeoye Olukotun	51,982	63,751	5,885	121,618
Janet Woodruff	146,138	85,001	5,885	237,024

1
As described in the table titled “Non-Executive Director Compensation Director’s Fee Schedule for Fiscal 2013” on page 107, fees earned include the value of Board chair or Board member retainer fees, committee chair and/or committee member retainer fees, Board meeting attendance fees and committee meeting attendance fees. Directors have the option to take their retainers and/or meeting fees in cash or DSUs. See table titled “Total Number of DSUs issued in Fiscal 2013” on page 110 for DSUs issued to each Board member. Where a director elects to take their retainers and/or meeting fees in the form of DSUs instead of cash, the number of DSUs issued per quarter is calculated using the TSX 5-day average closing share price up to and including the last day of each fiscal quarter. The TSX 5-day average closing share price used each quarter is as follows: Q1: $6.75 (C$6.88), Q2: $6.87 (C$7.00), Q3: $7.40 (C$7.54) and Q4: $8.45 (C$8.62). The Fiscal 2013 accounting cost for DSU grants issued to directors is based on a share price of $8.45 (C$8.62) the TSX 5-day average closing share price up to and including October 31, 2013. In accordance with U.S. generally accepted accounting principles, Nordion does not record the accounting fair value of cash settling unit awards on the grant date. All share awards are recorded as a liability/expense at the end of each quarter based on the TSX 5-day average closing share price up to and including the last day of the quarter. The liability is trued up each quarter over the amortization period. The difference between the value of the DSU grants and the Fiscal 2013 accounting cost on a per share basis is as follows: Q1: $1.70, Q2: $1.58, Q3: $1.05, and Q4: $0.

2
Share-based awards includes the value of the portion of the appointment or election grant (if applicable) vested in the fiscal year and the annual DSU grant issued in Fiscal 2013 as described in the table titled “Non-Executive Director Compensation Director’s Fee Schedule for Fiscal 2013” on page 107. The number of DSUs issued for appointment or election grants is calculated by using the TSX 5-day average closing share price up to and including the last day of the fiscal quarter in which a director’s appointment or election grant vests. Mr. Murphy and Ms. Woodruff were issued the final tranche of their appointment grant in Q1 and Q2 of Fiscal 2013 respectively and Mr. Brown was issued the second tranche of his appointment grant in Q4 of Fiscal 2013. The number of DSUs issued was calculated using: (1) the TSX 5-day average closing share price up to and including January 31, 2013 of $6.75 (C$6.88) for Mr. Murphy’s DSU appointment grant, (2) the TSX 5-day average closing share price up to and including April 30, 2013 of $6.87 (C$7.00) for Ms. Woodruff’s DSU appointment grant, and (3) the TSX 5-day average closing share price up to and including October 31, 2013 of $8.45 (C$8.62) for Mr. Brown’s DSU appointment grant. The number of DSUs issued as part of the annual DSU grant to all directors was calculated using the TSX 5-day average closing share price up to and including April 30, 2013 of $6.87 (C$7.00). See footnote 1 for the difference between the value of the DSU grants and the Fiscal 2013 accounting cost on a per share basis.

3	All other compensation includes travel fees. Travel fees are detailed above on page 110.
4
Robert Luba retired from the Board on March 6, 2013, at which time Mr. Luba elected to defer payment of his DSUs to a later date. Mr. Luba’s outstanding and vested DSUs were paid out on June 21, 2013 in the amount of $733,098 based on a share price of $7.86 (C$8.01), the TSX 5-day average closing share price up to and including May 29, 2013, the date the Company received notice of election from Mr. Luba to cash out all outstanding and vested DSUs.

5	Ms. Mogford has reached retirement age and accordingly will not stand for re-election as a director at the Meeting.

Breakdown of Fees Earned

Name	Board Chair or Board Member Retainer1 ($)	Committee Chair and/or Committee Member Retainers1 ($)	Board Meeting Attendance Fees1 ($)	Committee Meeting Attendance Fees1 ($)	Total Fees Earned ($)	Portion of Fees Taken in Cash or in DSUs2
William Anderson	147,117	0	0	0	147,117	100% Cash
Jeffrey Brown	24,520	44,135	14,712	11,769	95,136	100% DSUs
William Dempsey	24,520	37,270	14,712	7,356	83,858	Retainer in DSUs Fees in Cash
Robert Luba3	12,260	4,904	5,885	8,827	31,876	100% Cash
Mary Mogford4	24,520	10,298	14,712	11,769	61,299	Retainer in DSUs Fees in Cash
Sean Murphy	24,520	107,886	14,712	14,712	161,830	100% DSUs
Kenneth Newport	24,520	44,993	14,712	10,298	94,523	Retainer in DSUs Fees in Cash
Adeoye Olukotun	24,520	6,865	13,241	7,356	51,982	100% DSUs
Janet Woodruff	24,520	92,194	14,712	14,712	146,138	100% Cash

1
See “Non-Executive Director Compensation Director’s Fee Schedule for Fiscal 2013” on page 107 for more details regarding committee retainers and fees. See “Corporate Governance Policies and Practices — The Committees” on page 163 for more information on the ad hoc committees.

2
Under a Director DSU Director Plan, directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs. During Fiscal 2013, three of the nine independent directors received all of their compensation (retainers, meeting fees and travel fees (if applicable) in the form of DSUs. See below “Director Deferred Share Unit Plan” on page 110 for more details.

3	Robert Luba retired from the Board on March 6, 2013.
4	Ms. Mogford has reached retirement age and accordingly will not stand for re-election as a director at the Meeting.

Total Number of DSUs Issued in Fiscal 2013

Name	Initial Appointment/ Election Grants (#)	Annual DSU Grants (#)	Total DSUs Granted (#)	Fees Taken in DSUs instead of Cash
				Board and Committee Retainers (#)	Board and Committee Attendance Fees (#)	Travel Fees (#)	Total DSUs taken in lieu of Cash (#)	Total DSUs Issued (#)
William Anderson	0	14,290	14,290	0	0	0	0	14,290
Jeffrey Brown	2,513	9,288	11,801	9,008	3,638	805	13,451	25,252
William Dempsey	0	9,288	9,288	8,562	0	0	8,562	17,850
Robert Luba1	0	0	0	0	0	0	0	0
Mary Mogford2	0	9,288	9,288	4,765	0	0	4,765	14,053
Sean Murphy	2,180	9,288	11,468	17,258	4,074	805	22,137	33,605
Kenneth Newport	0	9,288	9,288	9,155	0	0	9,155	18,443
Adeoye Olukotun	0	9,288	9,288	4,313	2,877	805	7,995	17,283
Janet Woodruff	3,096	9,288	12,384	0	0	0	0	12,384

1
Robert Luba retired from the Board on March 6, 2013, at which time Mr. Luba elected to defer payment of his DSUs to a later date. Mr. Luba’s outstanding and vested DSUs were paid out on June 21, 2013 in the amount of $733,098 based on a share price of $7.86 (C$8.01), the TSX 5-day average closing share price up to and including May 29, 2013, the date the Company received notice of election from Mr. Luba to cash out all outstanding and vested DSUs.

2	Ms. Mogford has reached retirement age and accordingly will not stand for re-election as a director at the Meeting.

Outstanding Director Share-Based Awards

The following table provides information on the number and value of each director’s outstanding share-based awards as of October 31, 2013. These share-based awards encompass annual DSU grants, appointment or election DSU grants, and DSU grants that directors have elected to receive as DSUs in lieu of cash payments for board and committee retainers, meeting attendance fees and travel fees.

Outstanding Director Share-Based Awards
Name	Number of Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed1 ($)	Value Vested During the Year2 ($)
William Anderson	0	—	580,231	98,078
Jeffrey Brown	0	—	265,579	186,022
William Dempsey	0	—	874,950	125,540
Robert Luba	0	—	0	0
Mary Mogford3	0	—	562,356	98,569
Sean Murphy	0	—	586,420	246,177
Kenneth Newport	0	—	401,526	133,264
Adeoye Olukotun	0	—	468,692	121,617
Janet Woodruff	0	—	424,400	85,001

1	Calculation is based on the closing share price of $8.46 (C$8.63) on the TSX at October 31, 2013, and multiplied by the number of outstanding vested DSUs.
2
Calculation is based on the number of DSUs earned by each Board member at the end of each fiscal quarter multiplied by the TSX 5-day average closing share price up to and including the last trading day of each applicable fiscal quarter and converted to U.S. dollars. The TSX 5-day average closing share price was $6.75 (C$6.88) for January 31, 2013, $6.87 (C$7.00) for April 30, 2013, $7.40 (C$7.54) for July 31, 2013 and $8.45 (C$8.62) for October 31, 2013.

3	Ms. Mogford has reached retirement age and accordingly will not stand for re-election as a director at the Meeting.

Director Deferred Share Unit Plan

The DSU Director Plan is intended to enhance the Company’s ability to attract and retain talented individuals to serve as Board members, and to promote greater alignment of interests between non-executive directors and the Shareholders. Under the DSU Director Plan, directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the “Elected Deferral”). During Fiscal 2013, three of the nine independent directors received all of their compensation in the form of DSUs.

Under the terms of the DSU Director Plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of Common Shares of the Company that could be purchased on the open market for the dollar amount equal to the Elected Deferral are credited to an account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of DSUs credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter (the “Fair Market Value”).

Upon cessation of service on the Board, U.S. directors are to be paid the cash value of their DSU holdings within 30 days. Canadian and other non-U.S. directors have the right to elect to receive payment of the cash value of their DSU holdings no later than the last business day of December in the calendar year following the year in which cessation of service occurred. The DSU Director Plan provides that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs recorded in the director’s account under the Plan, multiplied by the Fair Market Value of a Common Share of the Company on the date of receipt by the Company of the notice by the director that they wish to receive their payment.

Director Ownership Guidelines and Directors’ Ownership

The Board believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of Shareholders. In 2003, the Board established a guideline that each independent director own Common Shares (which includes DSUs) in the Company with a value equal to five times his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, Directors are given three years from the date of such increase to accumulate any additional ownership required to meet such increase.

As noted in the directors’ biographies on pages 99 — 102, as at October 31, 2013, all of the seven independent director nominees exceed the minimum ownership guidelines. Mr. West, the sole non-independent Director, who joined the Board on January 8, 2010, has met his ownership requirements. (See “Share Ownership Requirements” on page 154). Directors are not permitted to purchase financial instruments designed to hedge or offset any decrease in the market value of Nordion securities. Directors are strictly prohibited at any time from trading in derivative securities of the Company.

Directors’ and Officers’ Liability Insurance

The by-laws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the CBCA, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

The Company provides insurance for the directors and officers of the Company, its affiliates and subsidiaries, against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policies provide coverage up to a total limit of $80,000,000 for the protection of the personal liability of the directors and officers, and include insurance to reimburse the Company for its indemnity of its Directors and Officers up to a limit of $60,000,000 per policy year. In addition, the Company maintains a side policy in the amount of $20,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of between $1,000,000 to $2,500,000 payable by the Company depending upon the nature of the claim. The total annual premium for the directors’ and officers’ liability policy is $799,221, which is paid in full by the Company.

Director Attendance

Directors attended 99% of all Board meetings and 99% of all standing Committee meetings in Fiscal 2013. See pages 99 — 102 for details.

Executive Compensation Discussion & Analysis

Executive Summary

This executive compensation section discussion and analysis is intended to share the philosophy behind the approach used and decisions made by the Board and the HRC Committee to determine executive compensation, with a view to providing Shareholders with the necessary information to understand how executive compensation is managed at Nordion.

The Company believes that executive compensation should be aligned with business performance. In order to attract and retain the best talent, we believe that outstanding performance should result in above-average rewards. Similarly, we believe that poor performance should be reflected in the compensation earned for that period. The Company designs compensation programs under the direction of the HRC Committee to foster a strong pay-for-performance culture which directly links incentive rewards to both corporate financial and individual performance. The Company operates in a very competitive environment for employee talent, and our executive compensation programs are designed to be competitive relative to peer companies in order to attract and retain the calibre of senior leadership required to execute the Company’s business strategy. Furthermore, the HRC Committee recognizes the differences in the Company’s businesses and employee talent and has developed an executive compensation framework that recognizes these differences.

The following chart sets out the elements of the Fiscal 2013 executive compensation program and corresponding performance linkage.

Element	Form and Nature	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash (Fixed)	Fixed compensation to perform job duties.	One year
•Salary bands are determined based on market data from both the Canadian General Industry and Global Life Sciences Industry peer groups.

•Individual performance, experience, scope of the role and long-term potential determine position within the salary band.

Annual Incentive Plan (“AIP”) (described on page 124)	Cash (At Risk)	To incent achievement of profitability, revenue and free-cash-flow targets in the annual business plan, as well as individual performance and the achievement of strategic objectives.	One year
•Target levels are established based on market data. Payout is based on Company results and individual performance.

•Measured against Board approved targets set at the start of the year and linked to the Company’s annual business plan.

Mid-Term Incentive Plan (described on page 129)	RSUs PSUs DSUs SARs (At Risk)	To drive mid-term company performance linked directly to execution of business strategy.	Two to three years
•Award value at target is based on competitive market data.

•Final award values granted are differentiated based on individual contribution.

•One-time equity-based awards tied to the achievement of critical strategic goals.

Long-Term Incentive Plan (described on page 131)	Stock Options (At Risk)	To incent long-term performance measured by improvement in share price.	Vest over three years with a seven-year term	•Grant value is based on competitive market data. Individual performance and long-term potential determines the grant size.

Benefits (described on page 132)	Health, dental, pension, life insurance and disability programs (Fixed)	Market competitive health and welfare support.	n/a	•Based on market practice in local geography.

Allowance (described on page 132)	Cash (Fixed)	Market competitive allowance covering car and fitness.	n/a	•Based on market practice in local geography.

Retirement Income (described on page 133)	Defined Contribution or Defined Benefit (Fixed)	Market competitive retirement benefits.	n/a	•Based on market practice in local geography (defined benefit pension plan is a grandfathered plan and is limited to one NEO).

Named Executive Officers include the following individuals: CEO, Steven West, CFO, Peter Dans, and the three other most highly compensated executive Officers of the Company and its subsidiaries (collectively, the “Named Executive Officers” or “NEO”). For Fiscal 2013, the three other most highly compensated active executive Officers of the Company and its subsidiaries were: Grant Gardiner, Senior Vice President, General Counsel & Corporate Secretary; Christopher Ashwood, Senior Vice President, Corporate Services; and Scott McIntosh, Chief Operating Officer, Specialty Isotopes.

Nordion Compared to Best Practices

The HRC Committee’s independent compensation consultant, Aon Hewitt, provides regular updates to the HRC Committee with respect to recent legislative and governance changes and best practices. The HRC Committee considers these best practices and makes changes to the Company’s executive compensation policies and practices as needed.

Pay for Performance Guiding Principles

The guiding principles of our pay-for-performance approach are:

1.
We will have performance-based compensation programs that are designed to create shareholder value and drive the Company’s business strategy, with an acceptable risk profile, through legal and ethical means.

2.	We will create total compensation packages that are fair to Shareholders, attractive to key executive talent, affordable to the Company and recognize the executive’s contribution to the organization.

3.	We will create pay practices that consider market best practices and are appropriate for Nordion’s business, while being in full compliance with legislative and regulatory requirements.

4.	We will have strong oversight of our compensation packages by the HRC Committee.

5.	We will communicate our compensation packages clearly in a transparent and understandable fashion, unless disclosure would result in competitive harm.

Pay Philosophy

The HRC Committee completes an annual review of the Company’s executive compensation programs. Based on the Company’s business strategy the pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is intended to be aligned with the creation of shareholder value. In general, the Company’s “target positioning” provides competitive pay (considering the 25th and 50th percentile relative to the market see page 121 for more details) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks, and below average pay if performance goals are not attained. The HRC Committee also conducts periodic reviews of the Company’s compensation practices to establish competitive and reasonable programs to meet the Company’s objectives.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held annually by the management, after which the review and assessment of the senior talent pool is shared with the HRC Committee and with the Board.

The HRC Committee completes an annual review of the Company’s executive compensation programs. Based on the company’s business strategy, emerging trends and best practices in executive compensation, the HRC Committee, with the benefit of the input and advice of its independent compensation consultant, implemented a few changes to executive compensation in Fiscal 2013. Highlights of these changes include the following:

•
At the end of Fiscal 2012, a new set of peer groups was developed to provide alignment to the industry in which Nordion competes for labour, and to provide greater transparency by disclosing a specific list of peer companies used for benchmarking compensation and performance. The development of new peer groups was based on the differing talent needs and talent market within Nordion’s distinctly different businesses.

•
Some changes to the executive compensation framework (base salary ranges, incentive plan targets, benefits, allowances and retirement contributions) were made in Fiscal 2013. As a result of a revised peer group, in consultation with the independent consultant, Aon Hewitt, the HRC Committee adjusted the base salary ranges and the range of long-term incentive plan award opportunities to reflect the Company’s labour market.

Governing Principles of Equity Plans

The governing principles of the equity plans are set out below:

•	Executives are granted equity under the LTIP and/or Equity Incentive Plan on a periodic basis, subject to review and approval by the HRC Committee.

•	The HRC Committee recommends and requests approval from the Board for equity grants for the CEO.

•	The CEO recommends and requests approval from the HRC Committee for equity grants for each of his Direct Reports, as well as for the aggregate equity pool available for grants to other employees.

•
The equity grant for each executive is based on enterprise-wide performance, individual performance, key skills and expected future contributions based on the assessment of the CEO and HRC Committee for Direct Reports, and based on the assessment of the Board for the CEO.

•	Awards are generally granted at a specific time each year and not in connection with earnings announcements.

Compensation Governance

Human Resources and Compensation Committee

The Board has responsibility for executive compensation on the advice of the HRC Committee. The HRC Committee is currently comprised of three independent Directors as required by its charter. The Chairman of the Board also attends each meeting and all other members of the Board generally attend as well. The HRC Committee met seven times in Fiscal 2013. The HRC Committee work plan is designed so that the duties and responsibilities set out in its committee charter are properly discharged.

The HRC Committee has the sole authority to retain and terminate consultants and advisors as it may deem appropriate in its discretion, and to approve their anticipated annual scope of work, fees and terms and conditions. The HRC Committee reviews and assesses the performance of such consultants on an annual basis. The Company must provide for appropriate funding for such consultants and advisors, as determined by the HRC Committee. The HRC Committee meets in camera on a regular basis with its principal compensation consultant as necessary, at a minimum quarterly. The HRC Committee must review and pre-approve any additional work to be done for the Company by its consulting firm, and/or its parents or affiliates. Throughout Fiscal 2013 Aon Hewitt acted as the HRC Committee’s independent consultant.

It is the opinion of the HRC Committee that the compensation programs described in this document are aligned with the Company’s business strategy and with governance and industry best practices.

Decision Making Process

As is required by its charter, the HRC Committee reviews Company and senior management performance, makes compensation recommendations to the Board for the CEO, and approves the compensation for the CEO’s Direct Reports.

The members of the HRC Committee during Fiscal 2013 were William Dempsey (HRC Committee Chair), Robert Luba (who did not stand for re-election and retired from the board on March 6, 2013), Mary Mogford and Janet Woodruff, each of whom was an independent Director. The Board as a whole reviews the recommendations of the HRC Committee and gives final approval of compensation for the CEO.

Detailed information for each of the members of the HRC Committee is included in “Annual General Meeting Matters — Director Skills & Experience Matrix”, including a matrix which outlines the skills and experience of each member. All three current HRC Committee members have extensive, direct experience in the area of compensation either through senior executive experience or membership on the compensation committee of other companies, and each possesses a thorough understanding of employee and executive compensation. The broad experience base and depth of knowledge of compensation reflected in the HRC Committee membership provides the capability and perspective to appropriately oversee the Company’s executive compensation program.

In its review process, the HRC Committee relies on input from management on the assessment of individual executive and Company performance relative to the operating plan. On an annual basis the Company typically undertakes an extensive review and assessment of its senior management team, and then reports its findings to the HRC Committee. The assessment and review focuses on performance measurements for senior management. Annually, the CEO, with HRC Committee input, presents to the Board an enterprise-wide succession plan which includes a detailed assessment of the senior management talent pool including the CEO. The assessment includes a review of strengths, deficiencies and gaps as well as appropriate actions to address. During the compensation review process, the CEO presents to the HRC Committee the talent assessment, performance results and compensation recommendations, including comparisons to market, for senior management. The F&A Committee also reviews results related to the performance of the Company prior to HRC Committee approval of payments for incentive plans.

Annual Work Plan

The HRC Committee follows a comprehensive work plan such that a review of all elements of executive compensation and related areas typically occurs on an annual basis. The HRC Committee work plan, including key review topics and timing, is set out below.

The existing governance structure related to executive compensation is intended to provide compensation policies and practices that do not encourage any individual to take inappropriate or excessive risks, and do not result in identified risks that are likely to have a material adverse effect on the Company. As part of the HRC Committee annual work plan, an evaluation of risk associated with executive compensation plans in five key risk areas (Strategic/Operational; Compliance Risk; Reputational Risk; Talent Risk and Financial/Economic Risk) is conducted.

The HRC Committee is constructed to provide strong expertise in compensation-related matters. In addition, updates, including, on competitive, legislative and compliance related topics, are presented by the independent compensation consultant at each HRC Committee meeting.

HRC Committee Fiscal 2013 Work Plan

-Proxy Circular Recommendation	- Independent Consultant Annual Assessment -Executive Terms and Conditions -Retirement Plans -Risk Assessment of executive compensation policies / plans -HR Strategies and Policies -Appointment of CEO	-Talent and Succession Plans and organization structure effectiveness -Ad hoc Incentive and Retention Plan Design -Employment Equity Plan Review -Annual LTIP Grant Review	-Compensation Strategy & Philosophy (full competitive benchmarking is completed at least every other year) -Retirement Committee Charter -Evaluation of HRC Committee performance	-Annual Incentive Plan Design & Performance Targets (looking forward)	-Financial Results for Annual Incentive (looking back ) -Salary Review -Share Ownership -CEO Performance -HRC Committee Charter review -LTIP market practices -Initial Proxy Circular Review

January	March	June	September	October	December
(Finance & Audit Committee Review of Results)

The HRC Committee monitors executive compensation through a rigorous annual cycle facilitated by its independent consultant, Aon Hewitt. This regular cycle provides that all elements of the total compensation portfolio are assessed for reasonableness and risk (completed annually) and for benchmarking (completed at least every other year).

Compensation Consultant

Since May 2010, the HRC Committee engaged Aon Hewitt as its independent executive compensation consultant to provide independent advice to the Committee on all matters relating to executive compensation. Aon Hewitt is retained directly by the HRC Committee. The recommendations and advice from Aon Hewitt include governance practices related to compensation programs both in the Canadian general industry peer group and the global life sciences industry peer group, and the provision of market competitive compensation data for the CEO and those individuals who report directly to the CEO (“Direct Reports”). Aon Hewitt attended all regularly scheduled HRC Committee meetings held during the 2013 fiscal year.

	Fiscal 2012 Executive Compensation Related Fees	Fiscal 2012 All Other Fees	Fiscal 2013 Executive Compensation Related Fees	Fiscal 2013 All Other Fees
Aon Hewitt	$295,867	$377,3551	$283,882	$511,3841
Aon Risk Services	n/a	$226,0002	n/a	$192,0002

1
Fees paid to Aon Hewitt as the Investment Consultant and Actuary for the Nordion Defined Benefit Plan. Aon Hewitt has acted in this capacity since 1991. Aon Consulting and Hewitt Associates merged in 2010, subsequent to the decision to engage Aon Consulting as the executive compensation consultant to the HRC Committee. In Fiscal 2013, $362,190 of this total was funded by the pension plan and $149,194 were one-time costs for plan design activities of the Nordion Defined Benefit Plan.

2	All fees were incurred for services rendered by Aon Risk Services as broker for insurance, other than the Directors and Officers insurance and acting as manager for DXRX.

In order to provide an independent view to the HRC Committee, Aon Hewitt has developed safeguards to promote the independence of its executive compensation consulting advice. These include:

a)
strong confidentiality requirements and a code of conduct that effectively deters behavior by the consultant that is contrary to the compensation consulting assignment (including an obligation to report and satisfactorily resolve any conflicts of interest);

b)	a strict policy against investing in client organizations;

c)	management of multiservice client relationships by separate account executives;

d)	clearly defined engagements with compensation committees that are separate from any other services provided;

e)	formal segregation of executive compensation services into a separate business unit;

f)	no incentives for cross-selling of services and no compensation rewards based on other results;

g)	no offers of more favourable terms for companies that retain Aon Corporation for additional services; and

h)	consulting work limited to boards, compensation committees and companies, with no representation of individual executives in any capacity.

In addition to the commitments described above, if the Company requests additional work unrelated to their executive compensation practice, Aon Hewitt, or any of its affiliates cannot accept the request without pre-approval by the Chair of the HRC Committee.

Aon Consulting and Hewitt Associates merged in 2010, subsequent to the decision to engage Aon Consulting as the executive compensation consultant to the HRC Committee. Aon Hewitt is the Investment Consultant and Actuary for the Nordion Defined Benefit Plan. Fees for Fiscal 2013 totaled approximately $511,384. In Fiscal 2013, $362,190 of this total was funded by the pension plan and $149,194 were one-time costs for plan design activities of the Nordion Defined Benefit Plan.

During the transition period in 2010 when Aon Hewitt replaced the Company’s former compensation consultant, two contracts were already in place with Aon Risk Services, an affiliate of Aon Hewitt, for a total cost of $192,000 in 2013.

Aon Risk Services is the broker for the Company’s insurance policies other than Directors’ & Officers’ insurance. Specific insurance policies Aon Risk Services acts as broker for Nordion include commercial general liability, business interruption, automobile, umbrella/excess liability, non-owned aviation and marine cargo, and clinical trials. The administration fees paid for Fiscal 2013 were approximately $150,000.

Aon Risk Services is also the manager for the Company’s captive insurance company (DXRX Indemnity Inc.); annual fees are approximately $42,000.

The HRC Committee reviewed the services being provided by Aon Hewitt and Aon Risk Services and noted that the Aon Consulting business (now Aon Hewitt) is a separate business unit structure with a separate revenue stream as it relates to Aon Risk Services. The HRC Committee reviewed the services provided by Aon Hewitt to manage the Company’s Defined Benefit plan and determined that it would not impact the independent executive compensation advice provided by Aon Hewitt to the HRC Committee.

Compensation Discussion and Analysis

The total compensation program in Fiscal 2013 for senior management incorporates a pay-for-performance approach into the following compensation elements: (1) Fixed Compensation that is comprised of base salary; “At Risk” Compensation that is comprised of: (2) the AIP described on page 124, (3) the Equity Incentive Plan described on page 129, and (4) the LTIP described on page 131, each of which are variable. Indirect Compensation that is comprised of: (5) Benefits & Allowances, and (6) Retirement Income Programs.

Rewards are contingent upon organizational performance to establish a strong alignment with Shareholders’ interests. Base salary, annual incentive payouts and equity compensation paid in the form of stock options, RSUs, PSUs and DSUs all reflect performance, with a greater proportion of compensation paid to higher performing executives.

The chart below provides an overview of the executive compensation program and highlights the significant proportion of compensation that is “at risk” and performance-based. The Special Compensation Plan component is expected to be a one-time program and is not part of the regular compensation portfolio.

The HRC Committee, in consultation with Aon Hewitt, completed a six-step process as follows to establish the current executive compensation framework and make individual pay decisions.

Further details regarding peer group determination, competitive data sources, approach to benchmarking, the executive compensation framework and individual pay decisions for each NEO are described from pages 112 to 153.

Peer Group Determination

In order to develop a compensation framework that is appropriate and competitive, the HRC Committee reviews the compensation levels and program design of a variety of organizations in the market. For Fiscal 2013, two peer groups were used for purposes of the executive compensation review, including compensation for the CEO and individuals directly reporting to the CEO: (i) the Global Life Sciences Industry peer group; and (ii) the Canadian General Industry Peer Group. At the end of Fiscal 2012, the HRC Committee approved modifications to the peer groups for Fiscal 2013 as a result of the organizational structure and strategy in place at the start of Fiscal 2013, significant changes in the size of the former Global Life Sciences peer group companies, and the privatization of several companies in the former Global Life Sciences peer group.

Aon Hewitt recommended, and the HRC Committee agreed with the use of these two peer groups, as the HRC Committee believes that these peer groups represent the Company’s labour market and are size-appropriate. The peer groups were chosen to reflect two distinct markets for talent: similar sized Canadian based organizations and similar sized Life Sciences organizations. The HRC Committee assessed the appropriateness of the peer groups compared to Nordion based on the following considerations:

•	Company size (i.e. revenue, earnings and market capitalization);

•	Organizational complexity (e.g. structure, products and culture);

•	Competitors for business and talent;

•	Companies with a similar governance structure; and

•	Maintaining a sufficient number of companies in the peer group to account for the variations in individual company data.

The HRC Committee, in consultation with Aon Hewitt, benchmarked all elements of executive compensation against the 25th and 50th percentile of the Global Life Sciences industry peer group and the market median or fiftieth percentile for the Canadian general industry peer group. The competitive benchmark data was then used to establish the executive compensation framework, which provides a range of compensation for executives with similar positions and responsibilities.

The base salary ranges and incentive based compensation ranges (AIP and Equity Incentive Plan/LTIP) are constructed by executive level using the following market competitive compensation data:

•	CEO and CEO’s Direct Reports at the senior vice president level and above: the 25th and 50th percentile of the Global Life Sciences Industry and the median of the Canadian General Industry.

•	Other executives: the median of the Canadian General Industry peer group.

For the CEO and the Direct Reports at the Senior Vice President level and above, the market data used reflects the labor market from which this talent is attracted. Candidates for these positions are recruited from inside and outside Canada and therefore, it is important to reflect the competitive landscape from which this talent is drawn.

Global Life Sciences Industry Peer Group

The Global Life Sciences Industry peer group is comprised of a select group of autonomous, publicly-traded companies headquartered in Canada, the U.S., and abroad in the Aon Radford Global Life Sciences survey with annual revenue between C$100 million and C$500 million. This peer group was primarily aligned with the Company’s Targeted Therapies business and was established and implemented prior to the divestiture of that business for $200 million. The HRC Committee will review inclusion of this peer group for benchmarking purposes following completion of the company’s strategic review.

Global Life Sciences Industry Peer Group

Accuray Inc.	Balchem Corp.	Landauer Inc.	Paladin Labs Inc.
AngioDynamics Inc.	Cambrex Corp.	Merit Medical Systems	Regeneron Pharmaceutical Inc.
AngioTech Inc.	ICU Medical Inc.	Onyx Pharmaceuticals Inc.	Salix Pharmaceuticals Ltd.
Auxilium Pharmaceuticals Inc.	Impax Laboratories Inc.	Orthofix International NV

Canadian General Industry Peer Group

The Canadian General Industry peer group is comprised of autonomous, publicly-traded companies in the Aon Hewitt database with approximately C$100 million to C$500 million in annual revenue. This peer group is primarily aligned with the Company’s Specialty Isotopes business and Corporate functions.

Canadian General Industry Peer Group

ADT Security Services	Advantage Oil & Gas Ltd.	AkzoNobel Canada Inc.	Alcon Canada Inc.
Allergan Inc.	AltaGas Ltd. - Power	AltaGas Utilities Inc.	American Eagle Outfitters
APL Logistics of Canada	Astral Media Radio	Astral Media Radio GP	Astral Media Television
Astral Media Chaines Télé	ATCO Group -Midstream	ATCO Group - Pipelines	Aviva Canada
Avon Products, Inc.	Bank of America - Merrill Lynch	Bankers Petroleum Ltd.	Barrick Energy Inc.
Baxter Corporation	Beckman Coulter Canada	Becton Dickinson Canada	Bell Distribution (Bell World)
Birchcliff Energy Ltd.	Blockbuster Canada	BNP Paribas	Boeing Canada
Boston Scientific	Bristol-Myers Squibb	Brookfield Residential	Canadelle Inc.
Canadian Forest Oil Ltd.	CB Richard Ellis	CE Franklin	CF Chemicals
Chinook Energy	Colgate-Palmolive Canada	Colgate-Palmolive - Hills Pet	COM DEV Int’l Ltd.
Compton Petroleum Corp.	Continental Casualty Co.	Corby Distilleries Ltd.	Covidien
Crew Energy Inc.	Danier Leather	DATA Group of Companies	Diageo Canada Inc.
EB Games/GameStop	Eli Lilly Canada	Enerflex Ltd. - Canada & USA	Enerflex Ltd. - International
EOG Resources Canada	Epson Canada	Equifax Canada	ERCO Worldwide
Fairborne Energy	Fisher Scientific	Flint Energy - Facility Infrastructure	Flint Energy - Oilfield Services
Foot Locker Inc.	FortisAlberta Inc.	Franklin Templeton	G&K Services
Galleon Energy Inc.	Gamma-Dynacare Medical Labs	GE Healthcare	Global Payments, Inc.
Gran Tierra Energy Inc.	Great Canadian Gaming Corp.	H&M Hennes & Mauritz	Hachette Dist. Services
Harlequin Enterprises Ltd.	Hart Stores Inc.	Henkel of America, Inc.	Henry Schein Canada Inc.
Hershey Canada Inc.	ING Bank of Canada/ING Direct	Invesco Trimark	John Deere Credit Cda.
KBR,Inc.	KCI Medical Canada, Inc.	Keops Technologies, Inc.	Kinder Morgan Canada
KONE Inc.	Konica Minolta	Logistec Corporation	Louisiana Pacific Corp
Luxottica Retail	Mattel Canada Inc.	MeadWestvaco - Hilroy	Medtronic of Canada Ltd.
Moly-Cop Canada	Nabors Canada	NAL Resources Mgmt. Ltd.	Nemak of Canada Corp.
Nestle Canada - Beverage	Nestle Canada - Confectionary	Nestle Canada - Frozen Foods	Nestle Canada - Ice Cream
Nestle Canada - Nutrition	Nestle Canada - Purina PetCare	Nexen Inc. Canada (ex. Oilsands)	Nexen Inc. Marketing
Niska Gas Storage Partners	NovAtel Inc.	Novo Nordisk Canada	NuVista Energy Ltd.
Owens-Illinois, Inc.	Pace Oil & Gas Ltd.	Paramount Pictures	Pason Systems Corp.
Payless ShoeSource Canada	Peak Energy Services	Perpetual Energy Inc.	PetSmart, Inc.
Pier 1 Imports, Inc.	Quicksilver Resources Canada	Ranbaxy Canada	Reckitt Benckiser
Rockwell Automation, Inc.	RSC Equipment Rental	Sandoz Canada	Savanna Energy Services Corp.
Savanna Energy - Drilling	Schlumberger Canada - M-1 SWACO	Seaspan Ship Mgmt. Ltd.	Sleeman Breweries
Smuckers Foods of Canada	SNC-Lavalin Group - Europe	Sodexo Canada Ltd.	Steelcase Canada Ltd.
Stryker Canada	Taro Pharmaceuticals	Tenaris - Algoma Seamless Tubulars	Tenaris - Prudential Steel
Thales Rail Signalling Solutions	Total E&P Canada	Trilogy Energy Corp.	Trojan Technologies
Wajax Industrial Components	West 49 Inc.	Whole Foods Market	Williams Energy (Canada)
Zale Canada Co. (People’s/Mappins)	Zargon Oil & Gas	Zimmer of Canada Ltd.

Fiscal 2013 Executive Compensation Program Review

In Fiscal 2012, the HRC Committee followed the process outlined above and reviewed the compensation practices and survey data of the two peer groups to arrive at the executive compensation framework for senior management of the Company for Fiscal 2013, which includes base salary ranges and performance-related pay for each level of executive. The framework is derived from the market practice for peer group companies of a similar size. The executive compensation framework reflects the compensation philosophy and market positioning described previously, that being, competitive pay at the 25th and 50th percentile of the Global Life Sciences Industry and the median of the Canadian General Industry for achieving target and expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan and/or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company’s peer groups.

The HRC Committee follows a rigorous decision-making process when considering changes to executive compensation strategy, programs and/or individual compensation changes, for example:

•
As part of the annual HRC Committee work plan, Aon Hewitt presents benchmarking information related to executive compensation plans and information related to legislative and regulatory changes. The HRC Committee assesses current executive compensation programs in the context of this information and identifies any potential gaps.

•
The HRC Committee evaluates executive compensation policies and procedures so that they are not designed to drive behaviors that result in excessive risk-taking. As part of this review, the HRC Committee evaluates risk from five different perspectives using a risk assessment framework provided by Aon Hewitt: (1) Strategic/Operational risk; (2) Compliance risk; (3) Reputational risk; (4) Talent risk; and (5) Financial / Economic risk. The executive compensation framework is designed to mitigate compensation risks through, among other things: an annual review of the executive compensation framework, a clawback policy, and a compensation mix structure designed to provide a balance between long-term and short-term objectives and priorities. Aon Hewitt facilitates this review on an annual basis. The current competitive and business environments for the Company may result in an increase in the retention risk for executive talent.

•	The HRC Committee assesses recommendations relative to the guiding principles established for Nordion’s pay-for-performance approach and updates the principles when appropriate.

•
The HRC Committee approves recommendations to adopt any changes required by legislative and regulatory changes and/or changes to the executive compensation framework, as required. In response to the material weakness identified in the Company’s Fiscal 2012 Annual Report regarding the financial reporting in the accounting for income taxes principally related to historical transactions and tax positions, in fiscal 2013 the CEO and CFO were tasked, as part of their respective Fiscal 2013 objectives, with developing and implementing measures to remediate the control deficiencies identified. Please see page 95 for details of the enhancements to internal controls put in place to address the material weaknesses identified.

As discussed above, the HRC Committee completed a comprehensive review of the executive compensation framework at the end of Fiscal 2012, and no further review or changes were made to the framework during Fiscal 2013. As a result of the $200M divestiture of the Targeted Therapies business in July 2013 and the ongoing strategic review process, the HRC Committee deferred its annual review of the executive compensation framework during Fiscal 2013 and no changes to the executive compensation framework were recommended for Fiscal 2014 except as discussed on page 136 in connection with specific compensation plans established in connection with the strategic review process. It is expected that a review of the executive compensation framework will occur upon the completion of the strategic review process.

Executive Compensation Framework

The following tables provide a summary of the executive compensation framework applicable to the NEO. The executive compensation framework includes base salary, AIP, Equity Incentive Plan, LTIP, benefits and allowances and retirement income programs.

Target Executive Compensation

Name	Base Salary	AIP Target (cash bonus)		LTIP and Equity Incentive Plan Target (option-based and equity-based awards)1		Target Total Direct Compensation
	$	% of Base Salary	$	% of Base Salary	$	$
S. West, CEO	479,848	65	311,901	115	551,825	1,343,574
P. Dans, CFO	298,764	40	119,506	65	194,197	612,467
G. Gardiner, SVP, General Counsel & Corp. Secretary	294,235	35	102,982	50	147,118	544,335
C. Ashwood, SVP, Corp. Services	250,100	35	87,535	50	125,050	462,685
S. McIntosh, COO, Specialty Isotopes	250,100	35	87,535	50	125,050	462,685

1	The value of option-based and equity-based awards is calculated by multiplying the base salary by the target LTIP and Equity Incentive Plan percentage.

The following section provides details with respect to each element of the executive compensation program.

“Fixed” Compensation

A.	Base Salary

Each year, the HRC Committee reviews the individual salaries of the NEO as well as other members of senior management. Adjustments are made where necessary to reflect market competitiveness, individual performance, responsibility and experience. As an outcome of a market competitive assessment and in light of the ongoing strategic review the following changes were made: (i) no base salary adjustment was made to Mr. West’s base salary; (ii) Mr. McIntosh’s base salary was increased in November 2012 from $207,573 to $250,100 (an increase of 20.5%) as a result of assuming a significantly broader scope of accountabilities; and (iii) no other base salary increases were provided to the remaining NEO in Fiscal 2013. Mr. Gardiner joined Nordion in March 2013. His compensation was set based on competitive benchmarking performed by Aon Hewitt for the HRC Committee.

“At Risk” Compensation

B.	Annual Incentive Plan (“AIP”)

The AIP is a cash performance plan under which a payment is made to all non-unionized employees, including the NEO, following the end of the Company’s fiscal year. Based on the pay-for-performance philosophy previously discussed, both business measures, measured against achievement of established financial goals, and individual performance impact the incentive payment. NEO cannot elect to defer their annual AIP award payout.

The AIP Formula includes the following factors:

•
Business Performance Factor (“BPF”) is set by the HRC Committee each year, and is typically determined by actual financial performance relative to the Board-approved annual business plan (“Annual Plan”). It can range from 0 — 200%, and is the same for each individual. The higher percentage range of the BPF relative to the percentage range of the IPF (discussed below) results in a higher weighting of the BPF when calculating the final payout for each NEO. (See page 125 for more information as to how this factor is determined). Targets are derived from the Annual Plan and are only amended if the Annual Plan changes. For the 2013 fiscal year, the HRC Committee approved the adjustment of the AIP targets to reflect the divestiture of the Targeted Therapies business and the impact on the Annual Plan. Consistent with plan assumptions, revenue, EBITDA and free-cash-flow targets were adjusted down accordingly. The revenue target was reduced by $16 million (7%), EBITDA $5 million (12%) and free-cash-flow by $4 million (17%). The revised targets were reviewed by Nordion’s independent financial auditor.

•
Individual Performance Factor (“IPF”) is determined by the CEO for each direct report and recommended to the HRC Committee for final approval. The Board determines and approves the CEO’s IPF. IPF is determined based on achievement of results against an individual’s objectives plus the individual’s impact to the achievement of successful business results for the past fiscal year. The IPF ranges from 0 to 125% for each individual. The IPF percentage range is lower than the BPF percentage range, resulting in a lower weighting of the IPF when calculating the final payout for each NEO. (See page 127 for more information as to how this factor is determined).

•
Target Payment is a fixed percentage of base salary, set by level. The CEO’s target is currently set at 65%; the CFO’s target is currently set at 40%; and the remaining NEO’s targets are set at 35%. The target percentage is based on the executive’s level and is reviewed by the HRC Committee as part of its regular review of the overall executive compensation framework. AIP payouts are capped at 200% of a NEO’s target payment. Therefore, if a BPF of 200% is achieved and a NEO achieves an IPF greater than 100%, the NEO cannot receive a payout greater than 200% of their target payment.

•
Eligible Earnings varies for each individual and is set at base salary as at October 31, 2013. Eligible earnings are prorated for leaves of absence, or if an individual is employed with the Company for less than the full fiscal year.

The HRC Committee and the Board review the BPF and the IPF annually. The HRC Committee has the discretion to award compensation absent attainment of goals or to reduce or increase the size of an AIP award or payout, and has final approval on the AIP to be paid.

Determination of the AIP is a four-step process.

Determination of Business Performance Factor:

Consistent with prior years, Nordion uses budgeted goals for the performance-based elements of compensation in order to focus attention on the critical business priorities. These goals are based on an in-depth assessment of the performance of the Company’s Business segments, which are aggregated into budgeted Company results, and thoroughly vetted by the Company’s Board. The Company has long subscribed to setting goals based on budgeted corporate performance, as opposed to using relative performance to peers or a fixed standard, because the Company believes the budgeted approach results in more visible performance targets for participants and is the best measurement of the business itself. The threshold and maximum levels of performance are also derived from budgeted performance.

Performance updates are provided regularly to the HRC Committee throughout the year.

The primary portion of the BPF for Fiscal 2013 was based on financial performance relative to approved Revenue, EBITDA and Free-Cash-Flow targets. Specifically, the Business Performance Factor for Fiscal 2013 was based on the achievement of: the Revenue target, neutralized for any effects of foreign exchange (25% weighting); the EBITDA target (50% weighting); and the Free-Cash-Flow target (cash flow from operations plus/minus the impact of capital expenditures) (25% weighting). Free-Cash-Flow was a new financial metric introduced in Fiscal 2013 to increase the focus of the organization on cash management.

The EBITDA performance factor used in the AIP is based on the total segment earnings (Loss) as reported in the Company’s annual MD&A adjusted to exclude:

(1)	costs of certain legacy issues that relate to former MDS operations;

(2)	costs related to the TheraSphere Clinical program (the performance measure is adjusted for this due to the uncertainty surrounding the timing and amount of costs in the fiscal year);

(3)	certain regional profitability of the Targeted Therapies business; and

(4)
foreign exchange gains or losses resulting from holding U.S. cash and the U.S. dollar Celerion note in a Canadian functional currency entity (as the Company manages and reports in U.S. dollars these gains or losses do not reflect an economic gain or loss from a U.S. dollar perspective).

The following are not included in total segment earnings, therefore, the EBITDA target also excludes:

(1)
unrealized embedded derivative gains or losses resulting from the long-term U.S. dollar contracts we have with certain suppliers. As a U.S. dollar reporting company that sells a large portion of its products in U.S. dollars, we believe that U.S. dollar supply contracts provide the best economic value to the Company. However, as a Canadian-based company, when we purchase in U.S. dollars from a non-U.S. domiciled supplier, an embedded derivative is created under GAAP. The resulting gains or losses vary significantly and we believe do not reflect the underlying operating performance of the business;

(2)
costs or revenues that are considered to be of a one-time nature and not reflective of the underlying operating performance of the business. These include (a) costs related to the Company’s Internal Investigation of a foreign supplier and other third parties focusing on compliance with the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act; and (b) the gain on sale of the Targeted Therapies business;

(3)
impairment of long lived assets arising in connection with the Targeted Therapies divestiture as this is a non-cash write-off of assets where the regular expense would not have been reflected in EBITDA had the write-off not occurred; and

(4)	litigation costs, settlements and certain other costs that we consider to be of a one-time nature and not reflective of the underlying operating performance of the business.

The Free-Cash-Flow performance factor is also adjusted to exclude the cash input of the items excluded from the calculation of EBITDA. In addition, pension solvency payments were planned to be made through the issuance of letters of credit, therefore, the cash pension solvency payments have been excluded from the calculation of Free-Cash-Flow. Tax refunds that the Company received during the year that primarily related to settlement of prior year audits were also excluded.

BPFs for the AIP are reviewed by the F&A Committee and approved by the HRC Committee annually in conjunction with the review and approval of the Annual Plan.

Changes to the Annual Plan targets for AIP will only be made with approval by the HRC Committee and the F&A Committee. In principle, adjustments to the Annual Plan targets should be infrequent and result from significant unplanned events. Areas that would generally be considered for adjustment to the plan include:

(a)	the impact of acquisitions or divestitures;

(b)	non-cash write-offs of assets where the regular expense would not have been reflected in EBITDA had the write-off not occurred;

(c)	changes in accounting rules;

(d)	litigation or insurance settlements (for or against); or

(e)	gains or losses associated with legacy investments.

Although the Annual Plan targets, including the operational metrics used in the AIP targets, were approved by the Board at the beginning of the Fiscal 2013 year, as a result of the sale of the Targeted Therapies business the HRC Committee approved the modification of the AIP targets to reflect the sale. The F&A Committee and Board review the performance of the business at the end of the year and, following this review, the HRC Committee approves those results as applied to the AIP calculation.

Performance goals with respect to threshold and maximum were set using a similar approach as that which was used in prior years. When evaluating the appropriateness of the threshold and maximum goals, the HRC Committee considered both the absolute change in dollars when compared to the target level of performance, as well the percentage difference between (i) threshold and target performance and (ii) target and maximum performance. Consistent with the adjustment that was made to the AIP target goals to reflect the sale of Targeted Therapies, the HRC Committee made modifications to the AIP threshold and maximum goals to reflect the sale of Targeted Therapies.

Summarized in the table below, “Determination of Business Performance Factor”, for each of the Business Performance Factors or “BPFs” (Revenue, EBITDA and Free-Cash-Flow) targets are set at threshold, target and maximum levels. Achieving target performance for each of the BPFs results in a payout of 100% under the plan. At a minimum, threshold levels of performance must be achieved for at least one of the performance factors in order for any kind of payout under the plan. Threshold performance for all of the BPFs results in a payout at 50% of target. The BPF is capped at 200%. Therefore, if financial results achieved are above the maximum level, the BPF cannot be greater than 200% of target.

The operational metrics for AIP in Fiscal 2013 represented a decline in performance relative to Fiscal 2012, primarily due to a decline in the Medical Isotopes revenue resulting from lower contractual volumes as customers diversify supply and due to incremental pension expense for accounting purposes, which did not affect funding requirements. In Fiscal 2013, both Sterilization Technologies and Medical Isotopes outperformed management’s expectations resulting in NEO receiving the maximum AIP payout based on actual business performance achieved relative to target. This outperformance was achieved primarily as a result of management’s rapid response to supply disruption in Europe by seizing the opportunity to increase revenues in the Medical Isotopes business. The supply disruption resulted from the unplanned shutdown of a medical isotope-producing reactor in Europe that supplies some of our competitors. The outperformance was also achieved due to higher sterilization technologies revenue excluding the negative impact of foreign exchange.

At the meeting on December 12, 2013, the HRC Committee approved a 200% Business Performance Factor that was used to calculate the AIP for Fiscal 2013 as follows:

Determination of Business Performance Factor

	Revenue			EBITDA			Free-Cash-Flow			Business Performance Factor
	At Target1 ($ million)	Result ($ million)	Weighting	At Target2 ($ million)	Result ($ million)	Weighting	At Target3 ($ million)	Result ($ million)	Weighting
Pre Targeted Therapies Divestiture	233	n/a	25%	41	n/a	50%	24	n/a	25%	n/a
Post Targeted Therapies Divestiture	217	235	25%	36	50	50%	20	44	25%	200%

1	Pre-Targeted Therapies Divestiture Revenue Threshold/Maximum Targets: $218 million/$248 million Post Targeted Therapies Divestiture Revenue Threshold/Maximum Targets: $202 million/$232 million
2	Pre-Targeted Therapies Divestiture EBITDA Threshold/Maximum Targets: $31 million/$51 million Post Targeted Therapies Divesture EBITDA Threshold/Maximum Targets: $26 million/$46 million
3	Pre-Targeted Therapies Divesture Free-Cash-Flow Threshold/Maximum Targets: $14 million/$34 million Post Targeted Therapies Divestiture Free-Cash-Flow Threshold/Maximum Targets: $10 million/$30 million

Determination of Individual Performance Factor:

Individual performance for the NEO was assessed relative to personal performance objectives established by the CEO and the HRC Committee. The CEO recommended to the HRC Committee an Individual Performance Factor (“IPF”) for each NEO ranging from 0 to 125%, and the HRC Committee approved these recommendations. For the CEO, the HRC Committee recommended an IPF to the Board and the Board approved the IPF.

For the Direct Reports, the HRC Committee reviews and approves each executive’s Individual Performance Factor relative to business results and the individual’s key accomplishments during the year, after hearing recommendations from the CEO.

In accordance with the compensation framework described on page 122, for Fiscal 2013 the Target Payments were 65% for the CEO; 40% for the CFO and 35% for the remainder of the NEO.

Calculation of Annual Incentive Award:

Once all of the factors are determined, AIP payments are calculated as follows:

Relative Comparison and Review for “Reasonableness”:

As a final step, the Committee completes a relative comparison of the AIP awards and a review of “reasonableness” with respect to the total compensation package for each NEO.

Below is a summary of each NEO’s target AIP and final AIP payout for Fiscal 2013.

AIP Payout — Target and Earned

Name	Business Performance Factor (0–200%)	Individual Performance Factor (0–125%)	Eligible Earnings1 ($)	Target Payment (% of Base Salary)	Actual Award (% of Target)	Actual Award (% of Base Salary)	Actual Award1 ($)
S. West, CEO	200%	115%	479,848	65%	200%	130%	623,803
P. Dans, CFO	200%	125%	298,764	40%	200%	80%	239,011
G. Gardiner, SVP Gen. Counsel & Corp. Secretary	200%	125%	184,883	35%	200%	70%	129,418
C. Ashwood, SVP, Corp. Services	200%	115%	250,100	35%	200%	70%	175,070
S. McIntosh, COO, Specialty Isotopes	200%	115%	250,100	35%	200%	70%	175,070

1	Mr. Gardiner’s eligible earnings and AIP payment were prorated based on his start date with the company of March 18, 2013. NEO cannot defer payout of their AIP award.

Historical AIP Award Payout

The chart below shows the historical average annual AIP award payout to NEO from Fiscal 2009 to Fiscal 2013. Historical payouts are aligned to business and individual performance. For example, in Fiscal 2012 as a result of not achieving revenue and EBITDA targets, NEO received no AIP payout that year. In Fiscal 2013 as a result of overachieving revenue, EBITDA and free-cash-flow targets, and each NEO achieving a performance rating equal to or greater than 100%, all NEO received the maximum payout (200% of target) permitted under the plan.

Equity Plans

Equity Incentive Plan

The purpose of the Equity Incentive Plan is to promote the mid-term success of the Company by providing NEO and other employees of the Company with periodic awards tied to various performance metrics. The Equity Incentive Plan is also intended to assist the Company in attracting and retaining the best available talent for positions of substantial responsibility, and to align the interests of eligible employee recipients with those of the Shareholders. Pursuant to the plan, the HRC Committee may approve eligible recipients and determine the number and type of share incentives (including but not limited to PSUs, RSUs, DSUs and share appreciation rights (“SARs”), and determine the terms and conditions of such share incentives).

During Fiscal 2012, the HRC Committee approved an SAA plan under the Equity Incentive Plan. The SAA plan replaced the annual LTIP grant for Fiscal 2012 in order to drive focus on the successful execution of the Company’s business strategy over the mid-term. The metrics established under the plan provided direct line of sight to the success factors required to achieve the business strategy. There were two components of the SAA plan which are summarized in the following table.

Strategic Achievement Award (“SAA”) Plan Results

	Component Description	Outcome
1)	•NEO were eligible to share in a pool created by allocating 1% of any monetary award received as a result of the successful completion of the arbitration process with AECL.	•Award was forfeited as no monetary award from the arbitration process was achieved.

2)
•NEO received an equity award comprised of:

i)50% RSUs with 100% vesting after 3-years for retention purposes; and

ii)50% PSUs tied to completion of specific business targets related to the execution of Nordion’s business strategy which focused on two critical strategic objectives.

•As of October 31, 2013, the goals under component #2 of the SAA plan were not achieved, in part due to the sale of the Targeted Therapies business which comprised the interventional oncology business.

Therefore, no payouts related to the PSUs were made to the current NEO. All outstanding PSUs were cancelled on October 31, 2013.

The RSUs issued continue to vest in accordance with the original vesting schedule.

In Fiscal 2013, as part of Mr. Gardiner’s offer package, he was provided with time-based RSUs for attraction purposes and to preserve some of the value of his equity compensation held with his previous employer. Mr. Ashwood was also provided with time-based RSUs during the annual equity review cycle in Fiscal 2013, based on individual performance and for retention purposes.

Long-Term Incentive Plan

The purpose of the Long Term Incentive Plan (“LTIP”) is to:

(a)	promote the long-term success of the Company;

(b)	align the interests of executives and certain employees and other persons providing services to the Company (other than non-employee Directors) with those of the Shareholders;

(c)	recognize the ability and effort of certain employees and others who provide services to the Company and who have materially contributed to the success of the Company;

(d)	provide an incentive to certain key employees and other persons providing services to the Company to achieve the Company’s long term objectives; and

(e)	attract and motivate such persons of experience and ability by providing them with equity participation in the Company.

Under the LTIP the only form of equity currently available is stock options. The exercise price of each stock option awarded under the LTIP is the closing price of the Common Shares on the trading day immediately preceding the date of grant or the date of grant, whichever is higher. The date of grant is the date approved by the HRC Committee and is included in the notice of the grant. The HRC Committee must approve the vesting period for all stock options awarded.

Based on LTIP market data provided by Aon Hewitt, the HRC Committee determines the size of the LTIP pool on an annual basis. The CEO recommends the individual LTIP grants for the NEO to the HRC Committee for review and approval based on individual performance, long term-potential, position and responsibilities in the organization or business unit. The HRC Committee recommends the LTIP grant for the CEO to the Board for review and approval.

Shareholder approval is required to reduce the exercise price of, or to cancel and reissue, outstanding options.

In Fiscal 2011, a restriction on hedging was introduced to the Company’s Share Ownership Guidelines that is consistent with Nordion’s Insider Trading Policy. The NEO are not permitted to purchase financial instruments designed to hedge or offset any decrease in market value of Nordion securities. In addition, the NEO are, pursuant to the Insider Trading Policy, strictly prohibited at any time from trading in derivative securities of the Company. Derivative securities include instruments which allow an investor in the market to buy or sell options to acquire Common Shares of the Company at a fixed price within a specified time (sometimes referred to as “puts” or “calls”) or to sell Common Shares of the Company that an investor does not own at the time or has not fully paid for (sometimes referred to as “short sales”).

In January 2013, the HRC Committee approved a stock option grant under the LTIP to all executives including all NEO (except for Mr. Gardiner) as part of the annual equity review process. Mr. Gardiner was granted stock options as part of his new hire offer package, for attraction purposes and to preserve to some extent, the form and value of equity compensation held with his previous employer. The HRC Committee believes that stock options are inherently performance-based in that there is no value created for the option-holder unless the share price increases. Stock options were viewed to be the appropriate equity vehicle at this time given the challenge of setting meaningful long term performance metrics during a period of strategic review.

The following chart sets out the target equity incentive mix that was established in late Fiscal 2012 and implemented in early Fiscal 2013 and that applies to all NEO. In January 2013, the Board approved an equity grant in the form of 100% of stock options for the CEO and the HRC Committee approved an equity grant in the form of 100% stock options for the CFO and the COO, Specialty Isotopes. As described below on page 132, the HRC Committee approved a mix of 50% stock options and 50% RSUs as part of the SVP, General Counsel & Corporate Secretary’s new hire offer package, for attraction purposes and to preserve to some extent, the form and value of equity compensation held with his previous employer. For the SVP, Corporate Services, the HRC Committee approved an equity award of time based RSUs valued at 43% of the total planned value of the equity granted for retention purposes and in recognition of his outstanding contributions outside of his normal responsibilities. The remaining 57% of the value granted to Mr. Ashwood was in the form of stock options.

Fiscal 2013 Target Equity Incentive Plan Mix

Role	Target Equity Incentive (% of Base Salary)	Target Equity Incentive Plan Mix	Equity Incentive Type
CEO	115%	100% LTIP	Stock Options
CFO	65%	100% LTIP	Stock Options
SVP	50%	100% LTIP and/or Equity Incentive Plan	Stock Options and/or RSUs

Indirect Compensation

Benefits & Allowances

NEO are eligible for the same market competitive benefit program as all employees with a few minor variations. The value of these additional benefits is less than C$50,000 for each NEO.

•	NEO are eligible for 3x their base salary multiple for life insurance instead of 2x base salary for employees;

•	NEO are eligible for a Short Term Disability (STD) program of 100% of base salary for a period of 26 weeks versus 75% of base salary for a period of 26 weeks provided to employees;

•	NEO have access to an Executive Health Benefit program which provides NEO with access to annual physical assessments and access to physicians and/or medical specialists; and

•	A car & fitness allowance.

Executives are not eligible for tax gross-ups.

These variations reflect the difference in market practice for executives.

Employee Share Ownership Plan

The Company had historically sponsored an Employee Share Ownership Plan (“ESOP”) under which employees could purchase the Common Shares at market price. Common Shares were purchased monthly on the last business day of each month. Employees could contribute up to 10% of their base salary by payroll deduction, and the Company matched 10% of each employee’s contributions. Due to low employee participation in the ESOP and high administrative costs, the Company made the decision to close the plan in Fiscal 2013. The Company ceased employee and employer contributions effective March 31, 2013, and closed the plan effective October 31, 2013.

Retirement Income Program

A.	Pension Plans

Each of the NEO is eligible for and participates in a defined contribution pension arrangement.

Mr. McIntosh is also eligible for and participates in a defined benefit pension plan (no other NEO participates in this plan). Mr. McIntosh’s defined contribution pension plan arrangement is different than the plan provided for other NEO. Mr. McIntosh participates in a group registered retirement savings plan (RRSP) described on page 134. The defined benefit pension plan and group RRSP were available to all employees and were closed to new participants in January 2007.

B.	Defined Contribution Pension Plan

Messrs. West, Dans, Gardiner and Ashwood participate in the company-paid defined contribution pension plan. The Company contributes a percentage of total cash compensation, defined as base salary plus previous year’s annual incentive, as follows: Messrs. West and Dans each receive 15% of total cash compensation and Messrs. Gardiner and Ashwood each receive 10% of total cash compensation. The higher pension values for the CEO and CFO are reflective of the level of accountability associated with these roles.

For NEO participating in this plan, the maximum amount allowed by the Income Tax Act (Canada) is contributed to a Canadian registered pension plan (the locked-in portion), with the balance paid in cash through bi-weekly pay deposits. This plan allows employees to choose how contributions are invested from a range of investment options.

The NEO may choose to start retirement income at their retirement date, or choose to postpone retirement income until the end of the year in which they reach age 71 or such other age according to applicable legislation by electing any one or a combination of the following: annuity income option; transfer option; and/or Life Income Fund (LIF).

The following table sets out the value of the company-paid defined contribution pension plan for each of the applicable NEO as at October 31, 2013.

Fiscal 2013 Retirement Plan Benefit Table — Defined Contribution Pension Plan

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory3 ($)	Accumulated Value at Year End4 ($)	Total Accumulated Value + Excess Plan Contributions at Year End5 ($)
		Fiscal 2013 Registered Plan Contribution1 ($)	Cash Payment in excess of Registered Plan2 ($)
S. West	228,052	23,804	51,947	32,868	284,723	336,670
P. Dans	125,275	23,804	22,436	33,339	182,418	204,854
G. Gardiner	0	23,804	640	1,274	25,078	25,718
C. Ashwood	101,125	21,162	4,649	1,097	123,384	128,033

1
Registered Pension Plan contributions made by the Company as at October 31, 2013. The Company contributes 10 to 15% of the NEO’s base salary plus their previous year’s AIP up to the maximum limit set by Revenue Canada.

2	Supplementary Executive Retirement Plan (SERP) contributions made by the Company in excess of the limits permitted by Revenue Canada as at October 31, 2013.
3	The change in value of the registered plan: Accumulated Value at Year end minus Registered Plan accumulated value at the start of the year and Registered Plan contributions during year.
4	Value of Registered Pension Plan accumulated as of October 31, 2013.
5	Total of cash payments in excess of registered plan and accumulated value at year end.

C.	Voluntary Group RRSP

Mr. McIntosh participates in a voluntary group RRSP, which was closed to new employees in January 2007.

Participants of the plan can elect to contribute 1% to 4% of their base salary, and the Company matches 75 cents for every dollar up to the first 2% of the participant’s contributions, and 50 cents for every dollar up to the next 2% of contributions. The participant may contribute more than 4% of base salary to the RRSP, but will not receive a Company match for any such additional contributions. Participants have the option of directing their contributions to an Employee Group RRSP Account, a Spousal Group RRSP Account, or an After-Tax Education Savings Plan Account.

Participants choose how contributions are invested from a range of available investment options.

Upon termination or retirement from employment, participating employees may elect any one or a combination of the following options: transfer to a personal registered retirement savings plan within the current financial institution; transfer to another registered plan at a financial institution of their choice; or receive a lump sum cash payment (subject to withholding tax). An employee may choose to start retirement income no later than the end of the year in which such employee reaches age 71, by electing any one or a combination of the following options: an annuity income option; a transfer option; a Registered Retirement Income Option (RRIF); and/or a lump sum cash payment (subject to withholding tax).

Mr. McIntosh contributes 4% of his base salary to the voluntary group RRSP.

The table below shows the Group RRSP value for Mr. McIntosh as at October 31, 2013.

Fiscal 2013 Retirement Plan Benefit Table — Voluntary Group RRSP

Name	Accumulated value at start of year ($)	Compensatory1 ($)	Accumulated Value at Year End2 ($)
S. McIntosh	46,498	6,240	38,040

1	Compensatory change represents the Company matching contributions to the defined contribution plan.
2	Accumulated value is lower at year-end as a result of Mr. McIntosh making a withdrawal from the plan in Fiscal 2013.

D.	Defined Benefit Pension Plan

Prior to the plan’s closure to new employees in January 2007, participation in the defined benefit pension plan was mandatory for all employees. Mr. McIntosh is the only NEO eligible to participate in this plan.

Under the defined benefit pension plan both Mr. McIntosh and the Company contribute to the cost of the plan. The contributions are deposited in a pension fund held in trust by a trust company.

Company contributions are determined by an independent actuary who determines how much money is needed to pay for the benefits contemplated by the plan, taking into account the assets of the plan. The Company’s contributions are equal to or greater than Mr. McIntosh’s contributions, subject to the provisions of the Income Tax Act (Canada).

Mr. McIntosh’s contributions are calculated according to the following formula:

•	2.2% of base salary up to the Canada/Quebec Pension Plan (C/QPP) earnings limit PLUS

•	4.2% of base salary over the C/QPP earnings limit.

Benefits are calculated based on the following three factors:

•	three-year average base salary: the average of the highest three consecutive years of base salary as a member of the plan;

•	three-year average C/QPP earnings limit: the average of the Canada/Quebec Pension Plan (C/QPP) earnings limit in the last calendar year with the Company and the two preceding calendar years; and

•	pensionable service: years and months of completed service with the Company as a member of the plan.

Upon retirement, the pension is calculated using the following formula:

0.75% of the employee’s three-year average base salary up to the three-year average C/QPP earnings limit PLUS

1.45% of the employee’s three-year average base salary over the three-year average C/QPP earnings limit MULTIPLIED BY the employee’s pensionable service (to a maximum of 35 years).

If an employee retires early on or after age 60 with 25 or more years of pensionable service, the employee will receive an unreduced pension benefit. If an employee retires early before age 60 with 25 or more years of pensionable service, their pension will be reduced by 5% for each year that the pension start date precedes age 60. If an employee retires early with less than 25 years of pensionable service, their pension benefit will be reduced by 5% for each year that their pension start date precedes the date on which the employee would have been eligible for an unreduced pension.

If an employee has completed at least two years of plan membership, but has not yet attained eligibility for early retirement (age 55+), and the employee chooses to retire early, the employee is entitled to:

•	a deferred pension, payable starting on the employee’s normal retirement date at age 65;

•	a deferred pension, payable starting on a date chosen after they have reached age 55, but the benefit will be reduced as described above; or

•	transfer the lump-sum value of the their pension:

(a)	to a locked-in Registered Retirement Savings Plan (RRSP);

(b)	to purchase a deferred life annuity from an insurance company; or

(c)	to a new employer’s pension plan, as long as that plan permits such a transfer.

The lump-sum option is not available if the employee is eligible for early retirement benefits. If an employee decides to make such a transfer, they no longer retain any rights to benefits under the plan.

The following table provides information on defined benefit pension plan benefits applicable to Scott McIntosh.

Fiscal 2013 Retirement Plan Benefit Table — Defined Benefit Pension Plan

Name	Number of Years of Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of defined benefit obligation ($)	Compensatory Change1 ($)	Non-Compensatory Change2 ($)	Closing Present Value of defined benefit obligation3 ($)
		At Year End	At Age 65
S. McIntosh	13.33	36,832	79,190	455,341	123,840	(52,165)	527,017

1	Compensatory change includes employer service cost and the impact of earnings being higher than expected.
2	Non-compensatory change includes the change in obligation due to discount rates, interest accruing on the opening present value of the defined benefit obligation and employee contributions.
3
These values are based on the same actuarial assumptions used for determining Nordion’s Defined Benefit Plan year-end liabilities as at each respective year-end shown on the table. These assumptions are disclosed in the financial statements as at each respective year-end.

Special Compensation — Fiscal 2014 Developments

During 2013, the Board and management assessed the business environment and the challenges facing the business, and determined that it was in the best interests of the Company and Shareholders to undertake a strategic review to identify opportunities to maximize shareholder value. It was determined that the future of the Targeted Therapies business would be enhanced through the divestiture of the business to a company with sufficient scale to take advantage of the opportunities presented by this business. In July 2013, the Targeted Therapies business unit was sold to BTG plc for $200 million thereby creating significant value for Shareholders.

Following the divestiture of the Target Therapies business, it was determined that the Company would advance to a second phase of the strategic review and special compensation programs (the “Special Programs”) were introduced in an effort to incentivize the creation of shareholder value and retain key employees during the strategic review which remained a period of uncertainty. The Special Programs, which were designed by Aon Hewitt and approved by the Board based on the recommendation of the HRC Committee, consist of two programs focused on potential future management compensation as it relates to the timing and outcome of the ongoing strategic review. One program incentivizes management (other than the CEO) to remain with the Company until the completion of the strategic review and potentially beyond (the “Key Employee Retention Program” or “KERP”) and the other program may provide future additional management compensation tied to the enhancement of shareholder value should the strategic review result in the sale of the business (the “Shareholder Value Maximization Incentive” or “SVMI”).

The HRC Committee viewed the implementation of the Special Programs as critical in order to incent and retain key members of management during a strategic review process where the outcome is unknown. These Special Programs were based on two overarching tenets: (i) provide payments that, if paid, would be, in the aggregate, aligned with the competitive market for companies in similar business circumstances as the Company; and (ii) tie a significant portion of potential payments under these Special Programs to the creation of shareholder value in order to align actual pay with actual performance. The main purpose of the SVMI is to encourage participants to create as much shareholder value as possible through the strategic review. Individuals were selected based on a rigorous process to determine their expected level of direct impact on creating shareholder value under the program. Similarly, participants selected for the KERP were determined through a robust process and were deemed to be mission critical through the strategic review. In terms of the relative weighting of the KERP and the SVMI, the Special Programs are highly weighted in favour of compensation arising under the SVMI (i.e. pay for performance as opposed to retention). For example, if a change of control had occurred as of the end of Fiscal 2013, the KERP would have represented approximately 50% of the NEO’s base salary plus annual bonus at target and the SVMI would have represented between 67% and 116% of the NEO’s base salary plus annual bonus at target (depending on the NEO) of the additional compensation attributable to the Special Programs. In the case of the CEO, if a change of control had occurred as of the end of Fiscal 2013, the SVMI would have represented 116% of the CEO’s base salary plus annual bonus at target, and no KERP would have been payable as the CEO is not eligible for the KERP. No payouts, however, became due or were made pursuant to such programs in Fiscal 2013 or to date. The Special Programs are described in more detail below, and the overall potential impact of the Special Programs on executive compensation in the event of a change of control is addressed in “Employment Contracts, Termination of Employment and Other Policies”, on page 150.

The design of the Special Programs was based on the following key principles:

i)
If a decision is made to sell all or substantially all of the Company or its business, then consistent with market practice the total award pool of the SVMI, the KERP and Change of Control severance payments under the Company’s Change of Control Policy are designed and targeted to be no more than 3% of the enterprise value received from a sale;

ii)	The SVMI portion of the Special Programs will have a greater emphasis than the KERP portion and the dollars allocated to each program should support this principle;

iii)	Award amounts for program participants will be differentiated based on those who are driving a sale versus those in a supporting role; and

iv)	Award payouts under the SVMI will be based on a range of enterprise values as reviewed and approved by the Board.

Shareholder Value Maximization Incentive Program

The Shareholder Value Maximization Incentive Program is a mid-term cash incentive program designed to maximize shareholder value should a sale of all or substantially all of the business occur over a period of eighteen (18) to twenty four (24) months. All NEO are eligible to participate in this program.

Unlike Change of Control agreements which are intended to provide income protection, the purpose of the SVMI is to encourage participants to create as much shareholder value as possible through a potential sale of all or substantially all of the Company’s business. The award pool is designed to increase as the value of any transaction increases.

A rigorous selection process was undertaken by the HRC Committee to select employees eligible to participate in the SVMI. Award percentages were allocated based on the expected level of direct impact an individual would have on creating shareholder value under the program.

Each participant is eligible for a percentage of the SVMI award pool based on the enterprise value received from a sale.

Each participant’s SVMI award is to be calculated as follows:

The SVMI is designed to share a percentage of the value created for Shareholders with the SVMI participants. As such, a sharing ratio was designed to share a percentage of the incremental value provided to Shareholders on a tiered scale from 0.75% to 3.0% derived from the Enterprise Value.

A percentage of the increase in enterprise value will be included in the SVMI award pool. If the sale proceeds exceed the threshold, the SVMI pool funding percentage will increase based on the corresponding incremental sale proceeds. The percentage of the increase in Enterprise Value creation that is allocated to the SVMI award pool shall not exceed 3%.

The SVMI is in place for the duration of the strategic review. In the event that the strategic review does not result in any sale of all or substantially all of the Company or its business, no payouts will be made under the SVMI.

As noted above, no payouts became due or were made under the SVMI in Fiscal 2013 or to date. However, payouts would become due under the SVMI upon the completion of the Arrangement. See “The Arrangement — Interest of Certain Persons in the Arrangement — Shareholder Value Maximization Incentive Program”.

Key Employee Retention Program

The Key Employee Retention Program is a time-based cash retention program designed to retain key employees with the first payment in June 2014 and the second payment in December 2014. All NEO except for the CEO are eligible to participate in this program.

Similar to the SVMI, a rigorous selection process was undertaken by the HRC Committee to identify participants eligible for the KERP. Participants selected were those individuals deemed to be mission critical through the strategic review process. Four of the five NEO are eligible to participate in this program with the CEO being the only ineligible NEO. These awards are intended to motivate the participants to remain with the Company and drive the strategic review process. In order to balance the impact of the strategic review on the value of outstanding equity previously granted to the participants, the HRC Committee determined, based on the recommendation of Aon Hewitt, that a deferred cash award would be most effective for retention purposes.

Percentage of Compensation Award under the Key Employee Retention Plan

KERP Participants who are NEO	Award %	Timing of Payout
Steven West	Not eligible	Not applicable
Peter Dans Grant Gardiner Christopher Ashwood Scott McIntosh	50% of base salary plus annual bonus at target
•50% on June 30, 2014; and

•50% on December 20, 2014 or in the event of a sale of all or substantially all of the business, upon the closing of the transaction, whichever occurs earlier.

•In the event of a Change of Control, the next tranche of the retention award will vest immediately.

In each case, the participant must be employed by the Company at the time of the payment in order to be eligible to receive it unless they are involuntarily terminated without cause. Should a participant be involuntarily terminated (without cause), at the discretion of the Board, they will be eligible to receive the value of the next tranche of the unvested award. Any remaining unvested tranches will be forfeited.

As noted above, no payouts became due or were made under the Key Employee Retention Plan in Fiscal 2013. However, payouts are due under the Key Employee Retention Plan in Fiscal 2014. See “The Arrangement — Interest of Certain Persons in the Arrangement — Key Employee Retention Program”.

Performance

Performance Graph

The following graph compares the cumulative total shareholder return for $100 in U.S. dollars invested in Common Shares of the Company on October 31, 2008, on the TSX and the NYSE, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nordion Inc., the S&P/TSX Composite Index, and the NYSE Composite Index

*$100 invested on 10/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

Copyright© 2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

Performance Summary

In January 2013, Nordion announced it had retained Jefferies to facilitate a strategic review to evaluate opportunities to increase shareholder value. As a result of this strategic review, the Targeted Therapies business unit was divested to BTG for $200 million on July 12, 2013. Nordion subsequently announced that the strategic review would continue in an effort to identify further opportunities to deliver shareholder value. In addition, the Company continued its internal inquiry and investigation of a foreign supplier and related parties focusing on compliance with the Canadian Corruption of Foreign Public Officers Act and the U.S. Foreign Corrupt Practices Act. This uncertain business environment increased the risk of attrition of key employees required to complete the strategic review and to drive the business forward. In response to the uncertainty and after a thorough assessment of talent across the organization, Aon Hewitt recommended to the HRC Committee a retention strategy designed to incent and retain critical employees as discussed above on page 138. As a result of not achieving performance targets under component #2 of the 2012 SAA plan, as described on page 130, no payouts of PSUs issued in January 2012 were made to current NEO, and all outstanding PSUs issued under that plan were cancelled on October 31, 2013. Stock options granted in Fiscal 2013 have some intrinsic value as of October 31, 2013 as described on page 146. Stock option grants issued to NEO prior to Fiscal 2010 continue to have exercise prices that exceed the current share price, and therefore have no intrinsic value. Stock option grants issued in 2010 and later have exercise prices that are below the share price as of March 27, 2014, and therefore are in the money. The operational metrics for AIP in Fiscal 2013 represented a decline in performance relative to Fiscal 2012, primarily due to a decline in the Medical Isotopes revenue resulting from lower contractual volumes as customers diversify supply and due to incremental pension expense for accounting purposes, which did not affect funding requirements. In Fiscal 2013, both Sterilization Technologies and Medical Isotopes outperformed management’s expectations resulting in NEO receiving the maximum AIP payout based on actual business performance achieved relative to target. This outperformance was achieved primarily as a result of management’s rapid response to supply disruption in Europe by seizing the opportunity to increase revenues in the Medical Isotopes business. The supply disruption resulted from the unplanned shutdown of a medical isotope-producing reactor in Europe that supplies some of our competitors. The outperformance was also achieved due to higher sterilization technologies revenue excluding the negative impact of foreign exchange. As well, as a result of the sale of the Targeted Therapies business the HRC Committee approved the lowering of the AIP targets to reflect the sale.

Executive payments in Fiscal 2012 reflected the continuing challenges in the business environment across all businesses, but in particular lower than expected Sterilization Technologies revenue and TheraSphere growth. The decision rendered in the AECL arbitration process added further uncertainty to the supply situation. The cost and uncertainty of the outcome of the ongoing Internal Investigation also had a negative impact on the business. As reflected in the table titled “Historical AIP Award Payout” on page 129, the business performance factor for the AIP further reflected this challenging business environment, and the NEO received no AIP payout in fiscal 2012. There was no stock option grant to the NEO in fiscal 2012, and the majority of the grants made under the SAA plan created under the Equity Incentive Plan and introduced in 2012 was contingent upon performance metrics. Component #1 of the SAA plan was forfeited as a result of the AECL arbitration decision.

Executive payments in fiscal 2011 reflected the challenging business environment particularly as a result of changes in the Medical Isotopes industry. For active NEOs, the fiscal 2011 AIP payments reflected the lower than expected business results as a result of changes in the competitive landscape following the extended shut-down of the National Research Universal reactor (NRU) in 2009 — 2010. A portion of executive compensation remained at risk and directly aligned with business performance. Stock option grants issued to NEOs in fiscal 2011 continue to have exercise prices that exceed the closing share price as of October 31, 2013, and have no current value.

Executive payments in fiscal 2010 reflected the significant organizational restructuring that occurred during the year. Compensation levels reflected the change of control and severance payments made to outgoing executives to close out their employment contracts. For active NEOs, the 2010 AIP payments reflected strong business results. Stock option grants issued to NEOs in fiscal 2010 continue to have exercise prices that exceed the closing share price as of October 31, 2013, and have no current value.

In fiscal 2009, Company performance was below target for the AIP however, in recognition of the significant amount of effort and resources required for business unit divestitures, a payment based on a business performance factor of 50% was made in respect of this plan. The unvested portion of an Equity Incentive Plan performance unit grant made on October 31, 2006 expired and no payment was made in respect of this grant in fiscal 2009, nor did Company performance result in any partial vesting for a PSU grant made on December 7, 2007.

CEO Performance

In fiscal 2013, the HRC Committee assessed the overall performance of the CEO on the basis of his contribution as set out in the following chart. Mr. West’s compensation paid out in fiscal 2013 reflected his performance achieved during the year. No base salary increase was delivered as his salary was determined to be market competitive, and AIP was paid out based on business and individual performance as described on page 129. In addition, PSUs previously awarded to Mr. West under Component #2 of the SAA plan were cancelled as described above on page 130.

Fiscal 2013 CEO Performance Goals and Results

Performance Category	Goals	Achievement Relative to Goal
Operational Imperatives
•Financial Performance

–Revenues, Earnings, Free-Cash-Flow

•Compliance & Remediation

–Assist the Board Ad Hoc Committee in concluding the Internal Investigation with Canadian and U.S. regulators.

–Create an organization culture of full regulatory compliance and ensure rigorous processes and programs are established and implemented to support compliance objectives.

•Revenue target exceeded.

•EBITDA target exceeded.

•Free-Cash-Flow target exceeded.

•Progress continues to be made.

•A rigorous third party due diligence and anti-corruption compliance program has been implemented.

•Processes in place to ensure all employees complete required training.

•Tone at the top is consistently directed towards ongoing improvement in the area of anti-corruption compliance.

	•Targeted Therapies –Build TheraSphere geographic penetration outside of the U.S. (Europe, Canada, and Asia). –Establish market access plan.	•As a result of the strategic review, the Targeted Therapies business was sold to BTG plc in July 2013, achieving gross sale proceeds of approximately $200 million.
–Validate TheraSphere clinical strategy to increase enrollment velocity and clinical plan execution.
Shareholder Value Creation	•Work to resolve legacy AECL settlement issues and finalize go forward operating plan with Chalk River Laboratories. •Maintain effective Investor Relations Program.
•In August 2013, Nordion entered into a comprehensive settlement agreement with AECL to resolve the outstanding claims between the parties related to the MAPLE facilities.

•Participated on 20 phone calls with top 10 Shareholders in fiscal 2013. This included multiple calls with largest Shareholders.

Nordion Strategic Initiatives	•Provide executive oversight on strategic plan implementation.	•Divested Targeted Therapies business.

Leadership and Organizational Design	•Oversee hiring of strategic executive hires complementary to agreed strategic plan timing.	•Hired SVP General Counsel & Corporate Secretary. •Succession planning in place – including internal and external candidates.

Executive Compensation

Compensation of Named Executive Officers

The following “Summary Compensation Table” sets forth the compensation earned by the CEO, CFO, and the three other most highly compensated active executive Officers of the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2013. The values are in U.S. dollars based on the twelve month average of the Bank of Canada’s monthly average noon exchange rate for the fiscal year of reporting: C$1 = U.S.$0.980783 in fiscal 2013, C$1 = U.S.$0.995407 in fiscal 2012, and C$1 = U.S.$0.98056 in fiscal 2011. Specific aspects of the NEOs compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary1 ($)	Share- Based Awards2 ($)	Option- Based Awards3 ($)	Annual Incentive Plans4 ($)	Long Term Incentive Plans5 ($)	Pension Value6 ($)	All Other Compensation7 ($)	Total Compensation ($)
S. West CEO	2013	479,848	0	551,670	623,803	0	75,751	39,365	1,770,437
	2012	484,639	598,475	0	0	0	107,531	39,721	1,230,366
	2011	461,680	349,654	536,310	163,484	0	146,065	36,498	1,693,691

P. Dans CFO	2013	298,764	0	194,179	239,011	0	46,240	24,150	802,344
	2012	301,043	157,320	0	0	0	57,356	24,256	539,975
	2011	283,137	172,163	185,905	61,740	0	66,298	20,792	790,035
G. Gardiner SVP, Gen. Counsel & Corp. Secretary	2013	184,883 (pro-rated)	161,821	161,728	129,418 (pro-rated)	0	24,444	163,614	825,908
	2012	—	—	—	—	—	—	—	—
	2011	—	—	—	—	—	—	—	—

C. Ashwood SVP, Corporate Services	2013	250,100	98,078	132,443	175,070	0	25,811	22,938	704,440
	2012	248,837	133,779	0	0	0	31,590	23,027	437,233
	2011	218,458	55,185	110,389	52,102	0	34,277	20,687	491,098

S. McIntosh, COO, Specialty Isotopes	2013	250,100	0	117,668	175,070	0	130,080	22,938	695,856
	2012	207,476	129,232	0	0	0	40,033	19,091	395,832
	2011	187,450	69,089	86,820	30,563	0	24,887	20,293	419,102

1
For fiscal 2013, Mr. Gardiner’s annual base salary of $294,235 is prorated. Mr. Gardiner commenced employment with Nordion effective March 18, 2013. Mr. Ashwood did not receive a base salary increase in fiscal 2013. Mr. Ashwood’s last base salary increase was January 1, 2012. In fiscal 2012 Mr. Ashwood’s base salary is prorated as follows: November 1 to December 31, 2011 (2 months) at $223,878; January 1 to October 31, 2012 (10 months) at $253,829. The base salaries for Messrs. West and Dans remained unchanged from fiscal 2012. The lower base salaries reflected for Messrs. West and Dans are due to the difference in foreign exchange rates between fiscal 2013 and fiscal 2012. Mr. McIntosh received a base salary increase effective November 1, 2012 as a result of assuming additional responsibilities.

2
Equity Incentive Plan: In fiscal 2013 Messrs. Gardiner and Ashwood were granted RSUs. RSUs vest 100% at the end of three years. The dollar value of RSUs is the number of RSUs granted multiplied by C$6.40, the HRC Committee planning share, and converted to U.S. dollars. The HRC Committee planning share price of C$6.40 is the TSX 30-day average closing share price from December 17, 2012 to January 14, 2013. As a result of not achieving the performance targets associated with the PSUs issued in fiscal 2012 under the SAA plan, all of the outstanding PSUs granted to all NEO (excluding Mr. Gardiner) were cancelled on October 31, 2013 and no payouts were made to current NEO. No dividend equivalents were issued in fiscal 2013.

The fiscal 2013 accounting cost for RSU grants is based on a share price of C$8.62, the TSX 5-day average closing share price up to and including October 31, 2013. In accordance with U.S. generally accepted accounting principles, Nordion does not record the accounting fair value of cash settling unit awards on the grant date. Share awards are recorded as a liability/expense at the end of each quarter based on the TSX 5-day average closing share price up to and including the last day of the quarter. The liability is trued up each quarter over the amortization period. The difference between the value of the fiscal 2013 RSU award and the accounting cost on a per share basis is C$2.22.

In fiscal 2012, PSUs and RSUs were granted to all NEO (excluding Mr. Gardiner) as part of the SAA plan under the Equity Incentive Plan. The value of the SAA plan as a percentage of total compensation for each NEO was as follows: Mr. West: 47%; Mr. Dans: 28%, Mr. Ashwood: 30% and Mr. McIntosh: 32%. In addition, under the Equity Incentive Plan, dividend equivalents were issued to all NEO on all outstanding PSUs, RSUs and DSUs. The dollar value is the number of PSUs and RSUs granted under the SAA plan multiplied by C$8.63, the HRC Committee planning share price, and converted to U.S. dollars plus the value of the reinvested dividends and converted to U.S. dollars. The HRC Committee planning share price of C$8.63 is the TSX 30-day average closing share price from December 14, 2011 to January 12, 2012. The reinvested dividend value for fiscal 2012 is C$8.47 for January 3, 2012, C$9.42 for April 5, 2012 and C$9.56 for July 3, 2012, multiplied by the number of PSUs, RSUs and DSUs issued per quarter and converted to U.S. dollars. The reinvested dividend value was calculated by using the TSX 5-day average closing share price up to and including the dividend date in each case.

The fiscal 2012 accounting cost for PSU and RSU grants and dividend equivalents is based on a share price of C$6.52, the TSX 5-day average closing share price up to and including October 31, 2012. PSUs are recorded as a liability/expense at the time of vesting. No liability/expense has been recorded for the PSUs granted to the current NEO. However, a PSU liability/expense was recorded as of October 31, 2012 as a result of the accelerated vesting and payout of outstanding PSUs granted to two former NEOs under the SAA Plan that were terminated without cause as of October 31, 2012. The difference between the value of the fiscal 2012 RSU and PSU award and the accounting cost on per share basis is C$2.11. The difference between the value of reinvested dividends per quarter and the fiscal 2013 accounting cost on a per share basis is: Q1: C$1.95, Q2: C$2.90, and Q3: C$3.04.

In fiscal 2011, under the Equity Incentive Plan, DSUs were granted to all NEO (excluding Mr. Gardiner) as part of the DSU Share Match Program. Under this program each NEO received one DSU for every Nordion common share purchased during authorized open trading windows from June 22, 2010 to January 31, 2011 and for the period March 25, 2011 to April 30, 2011. DSUs under this program were granted on January 31, 2011 to Messrs. West, Dans, Ashwood and McIntosh as part of the matching program. The market price at time of grant was C$11.45. On April 29, 2011 additional DSUs were granted to Messrs. West, Dans and Ashwood. The market price at time of grant was C$11.10. The market price is the TSX closing share price on the date of grant. In addition, DSU dividend equivalents were issued to all NEO on all outstanding DSUs on April 1, July 5 and October 1, 2011. The reinvested dividend value for April 1, 2011 is C$11.47, July 5, 2011 is C$10.51 and for October 1, 2011 is C$9.17 and converted to U.S. dollars. The reinvested dividend was calculated by using the TSX 5-day average closing share price up to and including the dividend date. The value of DSUs was calculated by multiplying the number of DSUs granted by the market price at time of grant plus the value of the DSU equivalents and converted to U.S. dollars. The accounting cost for DSU grants and DSU dividend equivalents is C$8.75 (the TSX 5-day average closing share price up to and including October 31, 2011). The difference between the DSU award value and the accounting cost on a per share basis is as follows: (1) January 31, 2011 DSU grant: C$2.70, (2) C$2.35, (3) April 1, 2011 reinvested DSU dividend: C$2.72, (4) July 5, 2011 reinvested DSU dividend: C$1.76, and (5) October 1, 2011 DSU dividend: C$0.42.

3
LTIP: In fiscal 2013 all NEO were granted stock options on January 30, 2013. The HRC Committee approved the number of stock options based on the TSX 30-day average closing share price from December 17, 2012 to January 14, 2013 of C$6.40 and a Black Scholes value of 42.08% (provided by Aon Hewitt). The dollar value of the stock options is the number of stock options granted multiplied by the share price of C$6.40 and the Black Scholes value of 42.08% (provided by Aon Hewitt) and converted to US dollars. The options vest 1/3 per year over three years and expire after seven years. The Black Scholes value was determined based on the following assumptions: 1) an estimated share price volatility of 38%; (2) an estimated dividend yield of 0%; (3) a risk free interest rate of 1.66%; and (4) an option term of 7 years. The exercise price is C$7.06. The accounting cost is based on a share price of C$7.06 with a Black Scholes value of C$2.08. The difference between the value of the stock option grant and the fiscal 2013 accounting cost on a per share basis is C$0.61.

In fiscal 2012 no stock options were granted to NEO.

In fiscal 2011 all NEO received a stock option grant on June 22, 2011. The HRC Committee approved the number of options based on the TSX 30 day average closing share price from May 16, 2011 to June 14, 2011 (C$10.54) and a Black Scholes value of 23.27%. The options vest 1/3 per year over three years and expire after seven years. The dollar value is based on the number of options issued multiplied by the share price of C$10.54 multiplied by a Black Scholes value factor of 23.27% (provided by Aon Hewitt) and converted to U.S. dollars. The Black Scholes value was determined using the following assumptions: (1) an estimated share price volatility of 31.79%; (2) an estimated dividend yield of 3.88%; (3) a risk free interest rate of 3.47%; and (4) the option term of 7 years. The exercise price is C$10.26. The accounting cost is based on a share price of C$10.32 with a Black Scholes value of C$1.83. The difference between the value of the stock option grant and the fiscal 2012 accounting cost on a per share basis is C$0.62. Note: in the F2011 Proxy, the dollar value in the table used a share price of C$8.75 (the October 31, 2012 closing share price) instead of the C$10.54 planning share price used the HRC Committee to determine the number of options to approve. The fiscal 2011 dollar value of the options has been updated using the C$10.54 HRC Committee planning share price.

4	Mr. Gardiner’s 2013 AIP payment is pro-rated. Mr. Gardiner commenced employment on March 18, 2013.
5	There were no long-term incentive plan payouts in fiscal 2013.
6
All NEO participate in a defined contribution pension plan. Messrs. West, Dans, Gardiner and Ashwood participate in a Company-paid plan which contributes approximately 10 to 15 percent of the total annual cash compensation as retirement contribution. Cash compensation includes the NEO’s current base salary plus the previous year’s AIP payout. The pension value for Messrs. West, Dans, Gardiner and Ashwood represents the total of the “Fiscal 2013 Registered Plan Contributions” plus the “Cash Payment in excess of Registered Plan” reported in the “Fiscal 2013 Retirement Plan Benefit Table — Defined Contribution Pension Plan” on page 134. Mr. McIntosh participates in a voluntary group RRSP and contributes 4% of his current base salary which is matched by the Company. Mr. McIntosh also participates in a defined benefit pension plan. The pension value for Mr. McIntosh represents the total of the compensatory changes as reflected in the “Fiscal 2013 Retirement Plan Benefit Table — Defined Benefit Pension Plan” on page 135 and the “Fiscal 2013 Retirement Plan Benefit Table — Voluntary Group RRSP” on page 134.

7
Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x base salary and Accidental Death and Disability). Differentiated benefit programs also includes Short-Term Disability (STD). NEO are eligible for STD benefits of 100 percent of base salary for 26 weeks whereas employees are eligible for STD benefits of 75 percent of base salary for a period of 26 weeks. No benefits were paid under the STD program in fiscal 2013. In fiscal 2012 an Executive Health Benefit Program was introduced. Mr. Gardiner received a signing bonus of $147,117 as part of his offer of employment.

With respect to the compensation mix, the annual compensation paid to executives is structured to provide a balance between short-term and long-term business objectives and priorities. A significant proportion of total compensation is “at risk” and intended to drive behaviors that are focused on the achievement of superior performance. The following table shows the compensation elements of base salary, bonus (AIP), mid- and long-term incentives expressed as a percentage of total direct compensation (base salary + AIP + mid-term and long-term incentives).

Compensation Elements of Total Direct Compensation

Role	Base Pay	Annual Incentive Plan at Target	Mid-Term/Long-Term Incentive Plan at Target	Total Direct Compensation
CEO	36%	23%	41%	100%
CFO	48%	20%	32%	100%
Senior Vice President (“SVP”)	54%	19%	27%	100%

The “Option-Based Awards” columns in the following table sets out all outstanding LTIP grants awarded to the NEO in fiscal 2013 and in previous years. The share price as of October 31, 2013 was less than the exercise prices of all stock options granted prior to fiscal 2013, and consequently such options do not have any current value. Stock options granted in January 2013 have some intrinsic value as of October 31, 2013, but were unvested during fiscal 2013. The first 33% of the January 2013 grant will vest on January 30, 2014.

The “Share-Based Awards” columns of the table set out all outstanding share-based awards awarded to the NEO in fiscal 2013 and in previous years, specifically RSUs granted under the Equity Incentive Plan in 2013 and 2012. DSUs were granted under Equity Incentive Plan in fiscal 2011 and in previous years for the CEO only (see page 129 for details of Equity Incentive Plan).

No option-based or share-based awards were issued to NEO in fiscal 2009.

The Board determines any share-based awards for the CEO, and the HRC Committee approves any share-based awards which are recommended by the CEO for his Direct Reports. Recommendations are reviewed by Aon Hewitt, the compensation consultant to the Board, and recommendations are made based on benchmarking information presented by Aon Hewitt. Previous grants, company and individual performance, skills and expected future potential are considered when making a recommendation and/or approving recommendations. Share — based awards are valued based on the market value of the grant on October 31, 2013, without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards1				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price2 ($)	Option Expiration Date3	Value of Unexercised in-the- Money Options4 ($)	Number of Shares or Units that have not Vested5 (#)	Market or Payout Value of Share-Based Awards that have not Vested5, 6 ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed7 ($)
S. West
2013 Incentive Awards	209,100	$6.92	30-Jan-20	322,014	—	—	—
2012 Incentive Awards	0	n/a	n/a	—	33,730	285,356	—
2011 Incentive Awards	223,000	$10.06	22-Jun-18	0	31,643	267,700	—
2010 Incentive Awards	500,000	$9.46	12-Jul-17	0	—	—	—
2008 Incentive Awards	36,000	$15.91	17-Jun-15	0	—	—	—
2007 Incentive Awards	30,000	$21.35	19-Jun-14	0	—	—	252,962
2006 Incentive Awards	0	n/a	n/a	0	—	—	9,653
2005 Incentive Awards	14,000	$17.41	22-Dec-14	0	—	—	—
2004 Incentive Awards	14,000	$19.27	10-Dec-13	0	—	—	—

	Option-Based Awards1				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price2 ($)	Option Expiration Date3	Value of Unexercised in-the-Money Options4 ($)	Number of Shares or Units that have not Vested5 (#)	Market or Payout Value of Share-Based Awards that have not Vested5, 6 ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed7 ($)
P. Dans
2013 Incentive Awards	73,600	$ 6.92	30-Jan-20	113,344	—	—	—
2012 Incentive Awards	0	n/a	n/a	—	8,877	75,099	—
2011 Incentive Awards	77,300	$ 10.06	22-Jun-18	0	15,925	134,726	—
2010 Incentive Awards	138,600	$ 9.46	12-Jul-17	0	—	—	—
2008 Incentive Awards	5,400	$ 15.91	17-Jun-15	0	—	—	—
2007 Incentive Awards	2,500	$ 19.81	13-Aug-14	0	—	—	—
G. Gardiner
2013 Incentive Awards	61,300	$ 6.92	30-Jan-20	94,402	25,780	218,099	—
C. Ashwood
2013 Incentive Awards	50,200	$ 6.92	30-Jan-20	77,308	15,625	132,188
2012 Incentive Awards	0	n/a	n/a	—	7,693	65,083	—
2011 Incentive Awards	45,900	$ 10.06	22-Jun-18	0	5,106	43,197	—
2010 Incentive Awards	67,200	$ 9.46	12-Jul-17	0	—	—	—
2008 Incentive Awards	5,000	$ 15.89	13-Jun-15	0	—	—	—
S. McIntosh
2013 Incentive Awards	44,600	$ 6.92	30-Jan-20	68,684	—	—	—
2012 Incentive Awards	0	n/a	n/a	—	7,397	62,579	—
2011 Incentive Awards	36,100	$ 10.06	22-Jun-18	0	6,379	53,966	—
2010 Incentive Awards	44,300	$ 9.46	12-Jul-17	0	—	—	—
2008 Incentive Awards	4,200	$ 15.91	17-Jun-15	0	—	—	—
2007 Incentive Awards	2,500	$ 21.35	19-Jun-14	0	—	—	—
2005 Incentive Awards	2,500	$ 17.41	22-Dec-14	0	—	—	—
2004 Incentive Awards	2,500	$ 19.27	10-Dec-13	0	—	—	—

1
NEO must retain any Common Shares obtained through the exercise of vested stock options until the Share Ownership Guidelines are achieved (after enough Common Shares are sold to cover any associated tax).

2
Options were issued in Canadian dollars and exercise prices were set based on the TSX share price for all years except for fiscal 2008. In fiscal 2008 options were granted in U.S. dollars and exercise prices were set based on the NYSE share price. The value of the Canadian option exercise prices for all years was converted to U.S. dollars using the twelve month average of the Bank of Canada’s closing average exchange rate of Cdn$1 = $0.980783 for the fiscal year ended October 31, 2013.

Year of Stock Option Grant	Option Exercise Price in the Currency the Stock Options were Granted (Canadian dollars)
2013	C$7.06
2011	C$10.26
2010	C$9.65
2008	The exercise prices for all grants issued in fiscal 2008 are in U.S. dollars.
2007	C$21.77: applies to the option grants for Messrs. West and McIntosh. C$20.20: applies to the option grant for Mr. Dans.
2005	C$17.75
2004	C$19.65
3	Options are typically granted to NEO at the same time each year resulting in common expiration dates.
4
Calculation is based on the number of outstanding options recorded in each NEO’s account maintained by the Company and multiplied by the difference between the option exercise price and a share price of C$8.63, the closing share price on October 31, 2013 on the TSX and converted to U.S. dollars.

5
In fiscal 2013 RSUs were granted to Messrs. Gardiner and Ashwood under the Equity Incentive Plan. These RSUs vest 100% after three years from the grant date. Mr. Gardiner commenced employment in fiscal 2013 and therefore has no equity grants outstanding prior to fiscal 2013.

In fiscal 2012 PSUs and RSUs were granted under the SAA Plan (Equity Incentive Plan) to all applicable NEO. All outstanding PSUs granted to current NEO under the SAA Plan were cancelled on October 31, 2013 with no payout, as a result of performance targets not being achieved. RSUs granted under the SAA Plan plus the RSU dividend equivalents issued continue to vest per the original vesting schedule. These RSUs and RSU dividend equivalents vest 100% after three years from the original grant date.

In fiscal 2011 DSUs were granted under a DSU Match Program to all applicable NEO. In fiscal 2012, DSU dividend equivalents were issued on all outstanding DSUs. Vested DSUs pay out at the time of termination of employment regardless of reason.

6
Calculation is based on the TSX closing share price on October 31, 2013 of C$8.63, converted to U.S. dollars and multiplied by the number of outstanding unvested share based awards (RSUs plus DSUs) recorded in each NEO’s account maintained by the Company.

7
Calculation is based on the TSX closing share price on October 31, 2013 of C$8.63, converted to U.S. dollars and multiplied by the number of outstanding but unpaid vested DSUs recorded in each NEO’s account maintained by the Company.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during fiscal 2013. Stock options issued prior to fiscal 2013, have no vested value to report in the following table as the exercise prices for all such options are well above the share price as of October 31, 2013. None of the NEO exercised stock options in fiscal 2013.

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option Based Awards — Value Vested During the Year1 ($)	Share Based Awards — Value Vested During the Year2 ($)	Non-equity Incentive Plan Compensation — Value Earned During the Year3 ($)
S. West	—	—	623,803
P. Dans	—	—	239,011
G. Gardiner	—	—	129,418
C. Ashwood	—	—	175,070
S. McIntosh	—	—	175,070

1	None of the fiscal 2013 stock option grants issued to all NEO vested during the year. All fiscal 2013 grants vest 1/3 each year for 3 years from the date of grant, and have a term of 7 years.

Mr. Gardiner joined the Company in March 2013 and therefore has no outstanding equity prior to fiscal 2013.

No Stock Options were granted to NEO in fiscal 2012.

Stock options granted in fiscal 2011 vest 1/3 per year for 3 years following the date of grant. 1/3 of the options granted in fiscal 2011 vested on June 22, 2013 for all applicable NEO.

Stock Options granted in fiscal 2010 vested 100% for all applicable NEO on July 12, 2013, 3 years after the grant date per the original vesting schedule.

The number of options vested for each applicable NEO during fiscal 2013, including the exercise price and market price on the vest date is summarized in the table below, “Number of Options Based Awards Vested During the Year”. Nordion’s share price on the vesting dates was less than the option exercise price and, therefore, reported as a value of zero.

Number of Option Based Awards Vested During the Year

Name	Option Based Awards Vested During the Year (#)	Option Exercise Price of Grants Vested During the Year ($)	Market Price of Common Shares on the Date the Options Vested During the Year
S. West
2011 Incentive Awards	74,333	$ 10.06	$ 7.38
2010 Incentive Awards	500,000	$ 9.46	$ 7.58
P. Dans
2011 Incentive Awards	25,767	$ 10.06	$ 7.38
2010 Incentive Awards	138,600	$ 9.46	$ 7.58
C. Ashwood
2011 Incentive Awards	15,300	$ 10.06	$ 7.38
2010 Incentive Awards	67,200	$ 9.46	$ 7.58
S. McIntosh
2011 Incentive Awards	12,033	$ 10.06	$ 7.38
2010 Incentive Awards	44,300	$ 9.46	$ 7.58

2	None of the RSUs granted to Messrs. Gardiner and Ashwood in fiscal 2013 vested during the year. The fiscal 2013 RSU grants vest 100% after 3 years from the date of grant.

Mr. Gardiner joined the Company in March 2013; therefore, he has no outstanding equity prior to fiscal 2013.

PSUs granted in fiscal 2012 to all applicable NEO under the SAA plan were cancelled with no payout on October 31, 2013 as a result of performance targets not being achieved.

No RSUs granted in fiscal 2012 under the SAA plan vested during the year. The fiscal 2012 RSUs vest 100% after 3 years from the grant date.
3	Value represents the AIP payout for each NEO for fiscal 2013 as described on page 129.

The following table summarizes the number of equity securities of the Company authorized for issuance under the LTIP as of October 31, 2013.

Equity Compensation Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options1	Weighted-Average Exercise Price of Outstanding Options2	Number of Common Shares Remaining Available for Future Issuance3
Equity compensation plans approved by security holders	2,399,7004	C$9.83, U.S.$15.66	3,759,9005
Equity compensation plans not approved by security holders4	61,300	C$7.06	0
Total	2,461,0005	C$9.76, U.S.$15.66	3,759,9006

1	There are currently no warrants or rights outstanding.
2	The Company has issued options in both Canadian and U.S. dollars. 438,800 options in Canadian dollars were issued to NEO in fiscal 2013.
3	The maximum number of shares that may be reserved for issuance to insiders under the LTIP shall not exceed 10% of the issued and outstanding shares.
4	A separate plan was put into place for Mr. Gardiner prior to the commencement of his employment. The terms of his plan mirror the LTIP.
5	As a percentage of issued and outstanding Common Shares as of October 31, 2013: 3.88% (excludes 61,300 stock options issued under a separate plan approved by the TSX).
6	As a percentage of issued and outstanding Common Shares as of October 31, 2013: 6.07%.

In fiscal 2013, a total of 596,000 stock options were issued, representing 0.96% of the total number of issued and outstanding Common Shares as of October 31, 2013 (excludes the 61,300 stock options issued to Mr. Gardiner under a separate plan approved by the TSX). Stock options were also granted to non-NEO for purposes of the retention of critical skills. Of the 596,000 stock options issued, a total of 438,800 options were granted to NEO with the remaining granted to non-NEO for purposes of the retention of critical skills.

Key Metrics Related to Stock Options

The Company tracks a number of key metrics related to share utilization for its stock options, including the annual burn rate or run rate, actual dilution rate and potential dilution rate (sometimes referred to as the overhang rate). These metrics exclude 61,300 stock options issued to Mr. Gardiner under a separate plan approved by the TSX.

METRIC AND FORMULA	Fiscal 2013 RATE
Burn Rate = # of options issued in fiscal 2013 total shares outstanding	0.96%
Actual Dilution Rate = # options outstanding total shares outstanding	3.88%
Potential Dilution (Overhang) Rate = # options outstanding + # options reserved but unissued total shares outstanding	9.95%

Employment Contracts, Termination of Employment and Other Policies

Employment Terms and Conditions are currently in place for the CEO and each of the NEO. The contracts set out the principal terms of each individual’s employment relationship with the Company, including the individual’s overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment as well as the consequent obligations of non-competition and non-solicitation.

Change of Control

The Company’s change of control policy (“COC Policy”) currently applies to all NEO and such other senior officers as approved by the HRC Committee (currently a subset of VP and all SVP level executives). A change of control (a “COC”) includes a business combination as a result of which the shares of the Company do not represent a majority of the voting power of the surviving corporation; a sale of all or substantially all of the assets of the Company; the acquisition, directly or indirectly, by any person of 50% or more of the voting power of the securities of the Company; the determination by the Board or the HRC Committee that a COC has occurred; or the Directors nominated by the Board or a committee of the Board ceasing to constitute the majority of the Board. The policy has a double trigger provision whereby two events must occur before it is triggered. The first event is the occurrence of a COC and there are a number of second events, as follows, which must occur within 24 months of the COC or in anticipation of or in preparation for a COC scenario:

1)	a COC scenario; followed by either termination by the Company of the executive for just cause OR termination by the executive without “good reason”;

2)	a COC scenario; followed by a termination by the Company for other than just cause, disability or death;

3)	termination by the Company in anticipation of or in preparation for a COC scenario; or

4)	a COC scenario; followed by a termination by the executive for “good reason”.

The COC Policy provides severance and other benefits to the participating executives only in scenarios 2-4 inclusive. In such a scenario, the NEO is entitled to, among other things:

(a)
A sum equal to such NEO’s annual compensation (annual base salary plus three-year-average annual incentive, plus annual allowance, plus annual retirement benefit), multiplied by a “severance multiple” of 2x.

(b)	An amount equal to such executive’s average annual bonus over the last three years or such lesser period of employment.

(c)
All stock options then held by the executive shall vest, contingent upon the COC and termination of the executive. The executive shall be eligible to exercise such options until the earlier of the expiry date for each option or twelve months from the date of termination, upon approval by HRC Committee.

(d)
All other forms of real or phantom equity that have not vested shall vest, even if such awards were dependent upon the attainment of certain performance metrics, contingent upon the COC and termination of the executive. Such real or phantom equity shall be paid out within thirty days following such vesting.

The following table sets out the payments that would have been made to the NEO in the event that such executive was terminated without cause or terminated for good reason on or before October 31, 2013, together with an applicable COC scenario. The actual amount of future COC payments may change as a result of timing, share price, and other factors. In addition, twelve months of outplacement services are provided, for which no value has been attributed in the table below. The COC Policy was amended in 2010 to eliminate tax gross-up payments. All NEO are eligible for the two times severance multiple.

Summary COC Payments1

Name	Severance Multiple	Cash Portion2	Value of Vested Equity3	Other Benefits4	Total5
S. West	2x	2,844,293	1,137,113	19,955	4,001,361
P. Dans	2x	1,605,853	323,016	18,662	1,947,531
G. Gardiner	2x	1,624,938	312,345	18,662	1,955,945
C. Ashwood	2x	1,174,063	317,606	18,662	1,510,331
S. McIntosh	2x	1,139,878	185,144	18,662	1,343,684

1	Table reflects hypothetical COC payments for all NEO based on a hypothetical COC effective October 31, 2013.
2
Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to the retirement program, and the annual allowances as at termination date, plus (b) the average AIP over the past three fiscal years. (For Mr. Gardiner his AIP at target was used as he has been with the Company for less than three fiscal years) plus (c) 100% of the total value of the Special Programs’ (KERP and SVMI) awards assuming a COC effective October 31, 2013 and using enterprise value as of such date. In the event of a COC and an involuntary termination without cause, subject to the discretion of the Board, a participant in the KERP is eligible to receive 100% of the total value of their KERP award. A hypothetical SVMI award using the enterprise value of the Company as at October 31, 2013 was calculated as described on page 138.

3
Accelerated vesting of all outstanding option-based and share-based awards occurs upon a COC and the involuntary termination without cause of a NEO. Share-based awards include all outstanding DSUs (note: Mr. Gardiner currently has no outstanding DSUs) and RSUs. The dollar value of accelerated share-based awards is the TSX 5-day average closing share price up to and including October 31, 2013 (C$8.62) multiplied by the number of outstanding DSUs and RSUs held by each NEO and converted to U.S. dollars.

The dollar value of option-based awards is the TSX closing share price on October 31, 2013 (C$8.63) minus the exercise price of the option multiplied by the number of outstanding in-the-money stock options held by each NEO as at October 31, 2013 and converted to U.S. dollars.

4	Other benefits include the hypothetical value of the company portion of the premium for medical, dental, life insurance and the executive health benefit program for the severance period.
5	Total value of termination payments following a change in control includes the cash portion, the equity value and the premium of medical, dental and life insurance over the severance period.

Employment Termination Scenarios

The “Employment Termination Scenarios” table below illustrates the cash severance payments that would have been made to each of the NEO as of October 31, 2013, if such executive resigned, was terminated with cause, was terminated without cause or retired. In addition to the cash payment, each NEO would have been provided with continued vesting and exercise privileges of their stock options for a period of 90 days following the termination of employment. Under a former policy cancelled by the HRC Committee in March 2012, for stock options granted prior to March 2012, a NEO may have continued vesting and exercise privileges of a longer duration, provided the NEO meets the years of service and age requirements under the policy at the time of termination. Continued vesting and exercise privileges do not apply in situations of voluntary resignation.

Per the terms of the NEO’s employment contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, twelve months of outplacement services are provided, however no value has been attributed to this benefit in the table below.

Employment Termination Scenarios 1

Name	Resignation2	Termination with Cause2	Termination without Cause3	Retirement4
S. West	262,448	262,448	2,870,786	886,251
P. Dans	0	0	1,326,839	239,011
G. Gardiner	0	0	686,468	129,418
C. Ashwood	0	0	691,876	175,070
S. McIntosh	0	0	920,552	175,070

1	Table reflects hypothetical termination payments for NEO had they terminated from the Company on October 31, 2013.
2
Includes vested DSUs paid out at C$8.62 per share. The dollar value of DSUs is calculated by multiplying the number of outstanding vested DSUs as at October 31, 2013 by the TSX 5-day average closing share price up to and including October 31, 2013 (C$8.62) and converted to U.S. dollars.

3
Includes (a) the cash portion of severance: current base salary, average AIP payout over the 3 fiscal years immediately preceding the termination date (for Mr. Gardiner his AIP at target was used as he has been with the Company for less than three fiscal years), annual retirement benefits and annual allowances; (b) the value of the Company portion of the premium for medical, dental and life insurance and for the executive health benefit program for the severance period; (c) in-year AIP; (d) the value of vested DSUs outstanding as at October 31, 2013 plus the value of outstanding RSUs issued under the SAA plan in fiscal 2012; and, (e) 50% of the total value of the Key Employee Retention Plan award. Subject to HRC Committee approval, the SAA plan provides for accelerated vesting and payout of outstanding RSUs issued under the plan in the event of involuntary termination without cause. The value of DSUs and RSUs is calculated by multiplying the number of outstanding vested DSUs as at October 31, 2013 plus outstanding RSUs issued under the SAA plan as at October 31, 2013 by the TSX 5-day average closing share price up to and including October 31, 2013 (C$8.62) and converted to U.S. dollars. In addition, subject to the discretion of the Board, in the event of an involuntary termination without cause, a participant of the Special Programs is eligible to receive 50% of the total value of their award under the plan. Any remaining award amount is forfeited.

4
Includes in-year AIP plus outstanding vested DSUs paid out at C$8.62 per share. The dollar value of DSUs is calculated by multiplying the number of outstanding vested DSUs as at October 31, 2013 by the TSX 5-day average closing share price up to and including October 31, 2013 (C$8.62) and converted to U.S. dollars.

Recoupment (Clawback) Policy

Since 2009 this policy allows the Company to recover incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. The policy applies to all executives. All new contracts include language reflecting this policy as described below:

“If the Human Resources and Compensation Committee or any other committee appointed by the Board (the “Committee”) has determined in its sole discretion that any fraud or intentional misconduct by an Executive of the Company, any of its subsidiaries or any of its major business units (each such person, an “Executive”), was a significant contributing factor to the Company restating all or a portion of its financial statements, the Committee may direct that the Company recalculate, and, if the Committee determines it is appropriate, recover all or a portion of any cash bonus and/or any equity-based compensation awarded under any compensatory plan, program or arrangement (the “Incentive Compensation”) that was awarded to such Executive on the basis of performance during fiscal periods affected by the restatement. The amount, if any, recoverable from such Executive shall be the amount by which the Incentive Compensation awarded exceeded the amount that would have been awarded to such Executive had the financial statements been initially filed as restated, or any greater or lesser amount that the Committee determines is appropriate. In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law. In addition, the Committee may terminate the Executive for just cause, authorize legal action, or take such other action to enforce the Executive’s obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

The Committee shall determine in its sole discretion whether the Company shall effect any such recovery (i) by seeking repayment from the Executive, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable compensatory plan, program or arrangement) the amounts that would otherwise be payable to the Executive under any compensatory plan, program or arrangement maintained by the Company or of any of its affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of equity-based compensation awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices, or (iv) by any combination of the foregoing.”

The objective of this policy is to allow the Company to recover incentive pay and equity from an executive in certain circumstances and to outline potential consequences of intentional financial wrongdoing. Recoupment may be pursued in the following scenarios:

•
Misconduct leading to restatement: In the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards. This is applicable to the CEO or CFO and other NEO.

•
Breach of restrictive covenants: In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Company, the Company will, at its discretion, take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.

•
Equity Incentive Plan: In circumstances where the actions of the participant occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.

Share Ownership Requirements

The Company introduced revised Share Ownership Guidelines in 2010 for the CEO and Direct Reports. The objective of the Company’s Share Ownership Guidelines is to encourage executives who have direct or oversight responsibility for the Company’s overall performance to accumulate a meaningful ownership stake in the Company’s Common Shares, to foster an ownership culture and to align their long-term interests with those of other Shareholders. The minimum shareholding requirements are 2x base salary for the CEO; 1.5x base salary for the CFO; and 1x base salary for other Direct Reports. Included in the share ownership calculation are Common Shares, DSUs and RSUs. The CEO and Direct Reports must retain any Common Shares obtained through the exercise of vested stock options until the guidelines are achieved (though Common Shares may be sold to cover any tax associated with such exercise).

The NEO are not permitted to purchase financial instruments designed to hedge or offset any decrease in market value of Nordion securities. The NEO are, pursuant to the Insider Trading Policy, strictly prohibited at any time from trading in derivative securities of the Company.

The CEO and Direct Reports are allowed a period of five years from the date of the policy implementation in 2010, or from their date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRC Committee monitors the level of share ownership on an annual basis. The following table sets out the number of Common Shares, DSUs and RSUs held by the CEO and the NEO, the total at-risk value of such holdings, the Share Ownership Guidelines for such Officers and the current status of achieving the ownership guidelines.

In fiscal 2013 the method for calculating the achievement of shareholder requirements was modified for consistency between members of the Board and executives. Previously, Share Ownership Guidelines for NEO were calculated using the highest closing share price on the TSX for the six month period prior to the fiscal year end of October 31st. In March 2013, the HRC Committee approved the calculation of share ownership levels using the higher of the TSX six-month average closing share price up to and including October 31st, or the acquisition cost. The acquisition cost is the purchase price paid for shares bought on the secondary market by the NEO and the TSX market share price on the date of grant in the case of RSUs and DSUs.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2013

Executive	Common Shares1 (#)	RSUs/ DSUs (#)	Total Share Ownership2 (#)	Total Value of Current Share Ownership3 ($)	Share Ownership Guideline	Share Ownership Requirement4 ($)	Target Date Share Ownership to Be Met5	Status
S. West	29,800	96,415	126,215	1,547,994	2x	950,379	June 22, 2015	Met
P. Dans	21,265	24,802	46,067	463,682	1.5x	441,713	June 22, 2015	Met
G. Gardiner	0	25,780	25,780	203,541	1x	294,235	March 18, 2018	In progress
C. Ashwood	9,181	28,424	37,605	320,275	1x	240,263	June 22, 2015	Met
S. McIntosh	8,209	13,776	21,985	224,125	1x	215,458	June 22, 2015	Met

1	Includes shares acquired on the secondary market by each NEO.
2	Includes sum of Common shares, RSUs, and DSUs.
3
The dollar value of share ownership is based on the higher of the acquisition cost, or the average TSX closing share price for the 6 month period ending October 31, 2013 (C$8.05) and converted to U.S. dollars. For all NEO, except Mr. Gardiner, the acquisition cost was the higher value and used to determine share ownership achievement. For Mr. Gardiner, the average closing share price for the 6 month period ending October 31, 2013 was used to determine his share ownership achievement.

4	In accordance with the Company’s Share Ownership Guidelines, the share ownership requirement is based on the NEO’s three-year average base salary as at October 31, 2013.
5	NEO have five years to achieve the required level of share ownership. NEO may only purchase shares within approved trading windows.

In summary, the following chart provides an assessment of the Company’s fiscal 2013 executive compensation practices relative to the Canadian Coalition for Good Governance (the “CCGG”) 2013 Executive Compensation Principles.

CCGG PRINCIPLES	NORDION POSITION
1)A significant component of executive compensation should be “at risk” and based on performance.
✓The majority of compensation for the CEO is “at risk” and based on performance.

✓See Principle 2 regarding the AIP which is “at risk” compensation and based on performance.

✓In 2013, the SVMI was introduced to encourage the CEO and other executives/employees to create as much shareholder value as possible through the strategic review. Should the outcome of the strategic review result in the sale of all or substantially all of the Company, funding of the SVMI would be 100% from sale proceeds with the percentage of sale proceeds being allocated to management increasing only as shareholder value increases. If no sale occurs, there is no cash payout under the plan (see page 138 for a description).

✓In 2012, the SAA Plan was created under the Equity Incentive Plan (see page 130 for a description). As the performance targets under the plan were not achieved, there was no payout of performance share units (PSUs) to current NEO in fiscal 2013. All outstanding PSUs issued under the plan were cancelled on October 31, 2013.

2)“Performance” should be based on key business metrics that are aligned with corporate strategy and the period during which risks are being assumed.
✓The Company, in constructing and using its incentive plans, aligns the relevant performance and business metrics with corporate strategy and with the most appropriate time horizons.

✓The AIP (see page 124 for a description) is awarded annually based on achievement of annual revenue, EBITDA and free-cash-flow targets weighted 25%, 50% and 25%, respectively. Minimum threshold targets are set for each metric. AIP payouts are capped.

✓The LTIP (see page 131 for a description) is reviewed annually and grants are tied to long-term shareholder value as determined by share price growth.

✓The SVMI was introduced to encourage the CEO and other executives/employees to create as much shareholder value as possible through the strategic review. Should the outcome of the strategic review result in the sale of all or substantially all of the Company, funding of the SVMI would be 100% from sale proceeds with the percentage of sale proceeds being allocated to management increasing only as shareholder value increases. If no sale occurs, there is no cash payout under the plan (see page 138 for a description).

✓A clawback policy has been in place since 2009 (see page 153 for a description).

✓Careful consideration is given to the amount of risk such plans may introduce into the organization. As discussed in more detail under the section entitled “Fiscal 2013 Executive Compensation Program Review” on page 121, the HRC Committee does not believe the incentive plans create excessive risk-taking.

3)Executives should build equity in the company to align their interests with those of Shareholders.
✓Share Ownership Guidelines were introduced for the NEO in 2010. NEO share ownership requirements are a multiple of base salary, differentiated based on level of responsibility within the organization (see page 154 for a description). If a NEO has not met the guideline level of share ownership, and they exercise vested stock options, only enough shares can be sold to cover any associated tax and the remaining shares must be held until the guideline levels of share ownership are fully met.

✓NEO are not permitted to purchase financial instruments designed to hedge or offset any decrease in the market value of Nordion securities. NEO are strictly prohibited at any time from trading in derivative securities of the Company.

4)A company may choose to offer pensions, benefits, and severance and change-of-control entitlements. When such perquisites are offered, the company should ensure that the benefit entitlements are not excessive.

✓Each of the NEO is eligible for and participates in a defined contribution pension arrangement that is consistent with market practice. Company contributions for the participants of the Company-paid plan are based on a percentage of base salary plus the previous year’s AIP payout. Company contributions for the Group RRSP participants are based on a percentage of base salary only (see page 133 for descriptions of the plans).

✓One NEO who participants in the Group RRSP, also participates in a defined benefit pension plan, which plan was also available to other employees and closed to new employees in January 2007 (see page 134 for details).

✓The pension benefits earned under the Nordion Defined Benefit Plan after January 1, 2014 will no longer be indexed unless the Plan funding level exceeds 105%. Should the Plan funding level exceed 105%, the HRC Committee has the discretion to approve a “top-up” indexation payment for that year with the indexation level reverting back to the original level in the following year.

✓The COC Policy (See page 150 for details) was amended in 2010 to reflect double trigger (change of control plus termination of employment) vesting requirements for equity awards and with a base salary multiple of 2x annual compensation (see page 170 for definition).

✓NEO benefits and allowances are aligned to market practice. (See page 132 for details). The value of additional benefits provided to each NEO that are not available to employees is less than C$50,000.

5)Compensation structure should be simple and easily understood by management, the Board and Shareholders.
✓The HRC Committee monitors executive compensation and structure through a rigorous annual cycle facilitated by its independent consultant, Aon Hewitt. This regular cycle provides that all elements of the total compensation portfolio are assessed at least once every year for reasonableness and risk, and every other year for competitiveness. The executive compensation structure includes base salary, AIP, Equity Incentive Plan, LTIP, benefits and allowances and retirement income programs (see pages 123 to 136 for descriptions of each of the compensation elements).

✓AIP and LTIP are tied to objective, visible and easily tracked measures of business performance. The business performance factor for AIP is based on revenue, EBITDA and free-cash-flow. LTIP is tied to share price appreciation and/or decline (see pages 124 and 131 for plan descriptions).

✓The 2012 SAA under the Equity Incentive Plan was focused on key mid-term performance metrics (see page 130 for details).

✓The SVMI is based on enterprise value: the gross sale price attained if all or substantially all of the business is sold (see page 138 for details).

6)Boards and shareholders should actively engage with each other and consider each other’s perspective on executive compensation matters.	✓The Board is committed to actively considering all Shareholder feedback on executive compensation matters.

 CORPORATE GOVERNANCE POLICIES AND PRACTICES

Strong, effective corporate governance is a necessary foundation to high performance and to Shareholder confidence and has been and remains a key commitment at Nordion.

Board effectiveness is a combination of membership, commitment and structure; and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining Nordion’s Corporate Governance Guidelines and Practices, the Board and the EHS&G Committee carefully consider all of these criteria.

The Company’s Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2012, may be found on the Company website at www.nordion.com in the “Corporate Governance” section, under “Guidelines & Practices”.

The guidelines and practices which are referred to above deal with a variety of matters including board size, independence, board and committee meetings, management succession and development, directors resignations (including in circumstances where a director fails to obtain a majority of the votes for his or her election) and Board and shareholder communication.

Changes in Fiscal 2013

There were no material changes to corporate governance policies or practices in fiscal 2013.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, Nordion is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), Institutional Shareholder Services (“ISS”), and other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the EHS&G Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and Shareholders. Schedule B to this Information Circular outlines Nordion’s governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall U.S. legislative or regulatory governance practices except for certain governance provisions of the U.S. Dodd Frank legislation which currently do not apply to the Company.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and meeting its strategic objectives. All the proposed nominees to the Board, other than the CEO, are independent; their sole relationship with the Company being as members of the Board, committees or advisory boards, and as shareholders.

Brief biographies of the proposed nominees to the Board setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Information Circular and on the Company’s website at www.nordion.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs. Each of the nominees brings additional skills and experience relevant to Nordion’s business.

The EHS&G Committee, which reviews Board composition on a regular basis, has established criteria and an evergreen list of potential Board nominees is maintained by the Company, based upon its current and future needs. The EHS&G Committee utilizes both internal and external resources to populate the list of potential Board nominees.

In fiscal 2011 the Board adopted a policy that it will ask the CEO to resign from the Board when he/she retires, or after an appropriate transition period.

The HRC Committee is composed entirely of independent Board members; the CEO is not involved in the selection process for the committee members. The members of the HRC Committee are appointed by the Board annually or until successors are appointed upon the recommendation of the EHS&G Committee. The Committee considers the level of perspective, expertise, experience, knowledge and independence of potential committee members.

Chair

William Anderson, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. Anderson reports to the Board and to the Shareholders. As the Chair of the Board, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the strategic goals of the Company, including maximizing shareholder value. Mr. Anderson is also charged with providing appropriate oversight of the management of the ongoing business and affairs of Nordion, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the EHS&G Committee and the CEO to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair’s specific goals and objectives are established and approved annually by the Board on the recommendation of the EHS&G Committee. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair’s annual assessment. In camera non-executive sessions of the Board are scheduled at the end of every Board and committee meeting. Mr. Anderson is invited to attend the meetings of all current committees as Chair of the Board.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or DSUs. To align the interests of directors with those of Shareholders, the Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2013, all of the seven independent director nominees have exceeded the minimum ownership guidelines. Mr. West, the Chief Executive Officer of the Company, is the only non-independent director. He has met his share ownership requirement, which is based on two times his three-year average salary as at October 31, 2013.

In addition, as of the date of this Information Circular, three of the seven nominees who are independent directors are opting to receive all of their compensation in DSUs.

Board Orientation and Continuing Education

In order to improve new directors’ understanding of the business and more quickly and effectively utilize their capability in respect of the businesses, they are introduced to the various operations of the Company through a comprehensive initial orientation program, including meetings with the Chair, the CEO and senior executives of the Company, review of strategic and business plans, and site visits of the principal business operations. In 2010, the board orientation program was revised to reflect the sale of the Company’s other businesses and the focus on the Nordion operations.

In addition, with respect to director education, the Board holds meetings related to the Company’s segments during the year, at which management review with the Board their strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company’s employees. The Board regularly receives relevant articles, reports and other papers regarding the global health sciences market and the Company’s particular segments, strategy and governance. In addition, periodic presentations from outside consultants and specialists, related to industry trends, markets and the Company’s position and opportunities in such markets are made to the Board. Each director is also entitled and encouraged, with the approval of the Chair of the EHS&G, to attend one educational seminar or program of his or her choice and relevant to his or her duties, with the Company funding a proportion of the cost. See also “Strategic Planning and Succession Planning” and “Risk Management” on page 161.

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness.

In fiscal 2013, the Board decided not to conduct formal evaluations, due to an increased demand on directors and the fact that the Board determined that it was operating well. The Chairman is in constant contact with Board members and there are many opportunities for informal evaluations and feedback throughout the year. The Board is committed to a process of continuous improvement in governance practices and in the Chair’s, Board’s and Committees’ execution of their respective responsibilities, and conducts a quarterly review and assessment of best practices to determine if improvements are warranted.

In fiscal 2012, the Board followed the following processes: a full Board effectiveness evaluation; individual committee evaluations; an evaluation of the Board Chair with feedback to the Chair of the EHS&G Committee; evaluations of committee Chairs; input from each director to the Board Chair regarding constructive feedback for fellow directors; and a formal itemization and follow-up from these processes regarding action items identified and tracked for the ensuing year, all in the interest of continuous improvement of the effectiveness of the Board.

Term and Tenure

The Company has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the Shareholders, Board members should anticipate serving for an initial period of three years. Thereafter, tenure is based upon a member’s continuing performance, the ongoing needs of the Company, and annual election by the Shareholders. Terms may not, however, exceed 15 years. The normal retirement age for Board members is 70; however, in unique circumstances, the HRC Committee has discretion to invite a member to continue on the Board beyond the normal retirement age and term. The Company’s Corporate Governance Guidelines & Practices also set out various instances in which a director is expected to tender his or her resignation from the Board. In fiscal 2011, the Board adopted a policy to disclose the results of shareholder elections by director.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines & Practices require that members of the F&A Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the audit committee including the National Instrument 52-110 — Audit Committees and the Sarbanes-Oxley Act of 2002.

Each Board and F&A Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings of the Board

The Board continued to meet actively in fiscal 2013. There were thirteen (13) Board meetings, eight (8) by way of teleconference.

Executive Sessions of Independent Directors

The independent Directors of the Board meet at the end of each meeting of the Board and of the Board committees and at such other times as determined by the Chair, without management present.

Strategic Planning and Succession Planning

The Company generally holds an annual one-day meeting, involving the Board and senior management, devoted to the development and approval of the Company’s strategic plan, and a meeting devoted primarily to the Company’s annual business plan. The Board is actively involved on an ongoing basis throughout the year in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is also updated regularly throughout the year on progress against annual business plans as well as on issues which might affect business plan performance.

The Board is committed to oversight of the Company’s succession planning for key positions. The HRC Committee reviews and assesses the executive management succession and individual development plans annually. The Board regularly interacts with various members of senior management.

Risk Management

The Board plays a significant oversight role in risk management. Management reviews the Company’s overall Enterprise Risk Management program and reports to the Board on the Program’s effectiveness on an annual basis. In addition, on a quarterly basis, the Board is provided with a summary of the Company’s key strategic, compliance, operational and financial risks as well as any material changes in the status of such risks. The summary provided to the Board outlines the risk category, a description of the risk, the level of risk, the trend versus the prior quarter, mitigation strategies, status and responsibility. Identified risks are supported by a more detailed action plan. Monitoring key risks is also part of a regular monthly operating review. The Company also has a Risk Council comprised of senior functional leaders. The Risk Council members act as key liaisons with individuals responsible for mitigation of the risk. The senior management team annually reviews the Enterprise Risk Management Program, the key risks and process with a view to continuous improvement and input from both Board members and outside professionals on both the effectiveness of and ways to improve the program.

 Shareholder Communications

Nordion has established a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of the following members: the CFO; Senior Vice President & General Counsel; Vice-President, Public & Government Relations; Vice-President, Finance & Corporate Controller; Vice-President, Financial Planning and Analysis; and the Director, Investor Relations. The Chief Executive Officer is an ex officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide factual, timely, accurate, balanced and non-selective disclosure of material information to all of the Company’s stakeholders. The Disclosure Committee, or certain designated members, review and, where appropriate, approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Information Circular, the Annual Information Form and the annual financial reports and management’s discussion and analysis and corresponding press release. The F&A Committee reviews and approves interim financial reports, interim management’s discussion and analysis and corresponding press releases. The CEO, CFO, directors, Investor Relations and other representatives of the Company hold quarterly conference calls with respect to quarterly and annual results. All Shareholders have the ability to listen through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the Nordion website.

Nordion’s Communications and Investor Relations groups provide regular information on Nordion activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company’s website. In this manner, Nordion is able not only to communicate developments on a timely basis to its stakeholders but also to receive and respond to concerns or recommendations.

Additional Information

Current stock prices, financial statements and MD&A, recent press releases and annual reports are accessible on the Nordion website at www.nordion.com, or by contacting Nordion by mail at Nordion Inc. ATTN: Director, Investor Relations, 447 March Road, Ottawa, Ontario, K2X 1X8, Canada; by phone at 613-595-4580; or by e-mail at investor.relations@nordion.com.

This Information Circular and further information relating to the Company can also be found at www.sedar.com and www.sec.gov. In addition, Shareholders can request a copy of this Information Circular free of charge by contacting the Company’s transfer agent in Canada, CST Trust Company, by mail at P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3 Canada; by calling their Answer-line at 1-800-387-0825 or 416-682-3860; or by e-mail at inquiries@canstockta.com.

Financial information is provided in the Company’s comparative annual financial statements and MD&A for the year ended October 31, 2013, which are available at www.sedar.com, www.sec.gov or www.nordion.com.

Board’s Duties and Responsibilities

Under the Company’s governing statute, the CBCA, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company’s Global Business Practice Standards (the “Business Standards”) and confirm annually that they will abide by such standards in carrying out their duties. As part of those Business Standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company. A copy of the Business Standards is available at www.nordion.com.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, CEO, CFO and Direct Reports and planning for their succession on the recommendation of the HRC Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board’s mandate, which is reviewed annually, is set out on the Company’s website at www.nordion.com, under “Corporate Governance, Board and Committee Charters”.

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, three standing committees of the Board: the F&A Committee; the HRC Committee; and the EHS&G Committee. The Technology Committee, formerly a standing committee of the Board, was disbanded as of June 5, 2013. Each of the standing committees has a written charter, which sets out its principal duties and responsibilities, including the duties and responsibilities of the committee Chair, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company’s website at www.nordion.com, under “Corporate Governance, Board and Committee Charters”.

All standing committees are comprised entirely of independent directors. Steven West, the Company’s CEO, had been a member of the Technology Committee, which committee was disbanded as of June 5, 2013.

In the case of the F&A Committee, the Board has determined that all of its members qualify as both financially literate and as audit committee financial experts as currently defined under applicable regulatory criteria. The Board’s determination that certain members of the F&A Committee qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the F&A Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge.

The composition and qualifications of the F&A Committee members and the committee charter are disclosed in Section 11 and Schedule A of the Company’s Annual Information Form, which can be found on the Company’s website or at www.sedar.com, or in the Company’s Form 40-F, which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Currently there are two such ad hoc committees, one for matters related to the ongoing strategic review, of which Messrs. Murphy, Newport and Brown are members, and one relating to our Internal Investigation, of which Ms. Woodruff, Mr. Dempsey and Mr. Murphy are members. There were two additional such ad hoc committees operating in fiscal 2013 but which have since disbanded, one for matters relating to AECL, of which Ms. Mogford, Dr. Olukotun and Mr. Newport were members, and one for matters relating to the divestiture of the Targeted Therapies business unit, of which Messrs. Murphy, Newport and Brown were members. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees. To ensure independence, in camera sessions are held at all in-person committee meetings. As with the standing committees, Mr. Anderson attends all ad hoc committee meetings in his capacity as Chairman of the Board.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company’s equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such activities. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company’s Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company’s securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under National Instrument 55-104 — Insider Reporting Requirements and Exemptions, directors and certain senior officers of the Company are required to report any trading in securities of the Company within five days of completing any trade.

Equity Compensation Plans

The Company’s LTIP provides for the granting of stock options to all employees and other persons providing services to the Company, other than non-employee members of the Board; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company had historically sponsored an Employee Share Ownership Plan under which employees could purchase the Company’s common shares at market price. Employees could contribute up to 10% of their salary by payroll deduction, and the Company matched 10% of each employee’s contributions. Due to low employee participation in the ESOP and high administrative costs, the Company made the decision to close the plan in Fiscal 2013. The Company ceased employee and employer contributions effective March 31, 2013, and closed the plan effective October 31, 2013.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics

The Company’s business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At Nordion, ethical behaviour is everyone’s responsibility, and not simply that of specified groups or individuals, with leadership in this regard from the Board, the CEO and senior management. The Company has established policies governing such areas as employment and business practices (including sales and marketing), personal conduct, insider trading and conflicts of interest. These policies have been consolidated into the Business Standards. The Business Standards are reviewed on a regular basis and amended as required. The Business Standards apply to all employees, members of the Board and third party service providers. When joining the Company each employee or director is required to review and commit to the Business Standards by signing a pledge or completing required training. Annual re-enforcement of the Business Standards is effected in a variety of ways including online testing, renewal of the pledge or completing required training. The Business Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the standards without fear of retribution. The Business Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the CEO through an internal web-based site.

In addition to the Business Standards, the Company has a separate Financial Code of Ethics, which applies to the CEO, the CFO and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Business Standards by addressing issues of particular importance and concern to employees involved in the finance function. Our Business Standards are available in the “Corporate Governance” section of our website at www.nordion.com under “Global Business Practice Standards”. The Business Standards are also available to Shareholders on request from Investor Relations, Nordion Inc., 447 March Road, Ottawa, Ontario, K2X 1X8, Canada; by phone at 613-595-4580; or by e-mail at investor.relations@nordion.com.

Nominating Committee Process

The Company’s current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee’s members under applicable listing standards.

In considering nominees for the Board, the EHS&G Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are interviewed by a number of members of the Board, including the Chair of the Board and the Chair of the EHS&G Committee. Meetings are also arranged with the Chief Executive Officer and certain other members of the senior management team. A final decision as to whether a candidate will be proposed to the Shareholders as a nominee is made by the Board.

In addition, under the provisions of the CBCA, Shareholders who represent in the aggregate 5% or more of the Company’s shares, have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this notice, by December 8, 2014. The Company believes that the current statutory rights provided to the Shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board

The Board meets with the Company’s major shareholders from time to time where circumstances warrant. In addition, the Board has approved a policy by which Shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company’s Chair or Corporate Secretary at Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to legal@nordion.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

It is also understood that there may be occasions when a Shareholder may wish to meet with representatives of the Board and the policy of the Board on shareholder communications provides for this.

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 — Corporate Governance Guidelines, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences to be material.

GENERAL AND ADDITIONAL INFORMATION

Indebtedness of Directors and Officers

The Company has a policy that prohibits the granting of any personal loans to directors, officers or employees. As such, as at the date hereof, there was no indebtedness of current and former directors and officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of Common Shares or otherwise.

Interests of Certain Persons on Matters to be Acted Upon

Other than as described in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described in this Information Circular, no informed person of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Additional Information

This Information Circular and further information relating to the Company can also be found at www.sedar.com and www.sec.gov. In addition, Shareholders can request a copy of this Information Circular free of charge by contacting the Company’s transfer agent in Canada, CST Trust Company, by mail at P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3 Canada; by calling their Answer-line at 1-800-387-0825 or 416-682-3860; or by e-mail at inquiries@canstockta.com.

Approval by Directors

The Board of Directors of the Company approved the contents of this Information Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of, and vote his or her shares at, our Meeting, as well as to each director and to the Company’s auditors.

/s/ Grant Gardiner

Grant Gardiner
Senior Vice-President, General Counsel & Corporate Secretary

Nordion Inc.

April 22, 2014

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Information Circular. These terms are not always used herein and may not conform to the defined terms used in appendices to this Information Circular.

“2013 AIF” means the annual information form of Nordion dated January 8, 2014 in respect of the year ending October 31, 2013.

“2013 MD&A” means the management’s discussion and analysis of Nordion dated January 8, 2014 in respect of the year ending October 31, 2013.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to (i) any sale or disposition (or any lease or other arrangement having the same economic effect as a sale), direct or indirect, through one or more transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities), (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries, but excluding, for greater certainty, the right of the Company under the terms of the Arrangement Agreement to explore supply alternatives of reactor-based medical isotopes, including by entering into discussions, soliciting, negotiating and submitting expressions of interest and binding proposals to, and consummating and implementing any such proposals with, potential suppliers, provided that doing so (i) would not reasonably be expected to have a Material Adverse Effect and (ii) materially complies with the parameters disclosed in writing to the Purchaser prior to the date of the Arrangement Agreement.

“AECL” has the meaning ascribed to it under “Annual General Meeting Matters — Election of Directors”.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Losses”.

“AmalCo” has the meaning ascribed to it under “The Arrangement — Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

“AmalCo Common Shares” means the common shares in the capital of AmalCo.

“AmalCo Dissenting Common Shares” has the meaning ascribed to it under “The Arrangement —  Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

“AmalCo Dissenting Preferred Shares” has the meaning ascribed to it under “The Arrangement —  Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

“AmalCo Fractional Common Share” has the meaning ascribed to it under “The Arrangement — Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

“AmalCo Fractional Preferred Share” has the meaning ascribed to it under “The Arrangement — Arrangement Mechanics — Steps to Implementing the Arrangement and Timing”.

“AmalCo Preferred Share Redemption” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“AmalCo Preferred Shares” means the preferred shares in the capital of AmalCo.

“AmalCo Share Exchange” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“AmalCo Share Purchase” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“Annual Incentive Plan” or “AIP” means the annual incentive plan of the Company, as adopted on November 14, 2001.

“Annual Plan” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Executive Compensation Discussion & Analysis”.

“Antitrust Law” means the Competition Act (Canada), as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act as amended, and the HSR Act.

“Application for Review” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — ICA Approval”.

“ARC” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement among Nordion Inc., STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. dated March 28, 2014, together with the Schedules attached thereto (which is filed on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gove/edgar), as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement as presented at the Meeting substantially in the form of Appendix “B” to this Information Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means a statement that the Board and the Special Committee have unanimously determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders and unanimously recommend that Shareholders vote in favour of the Arrangement Resolution.

“Breaching Party” has the meaning ascribed to it under “Summary of the Arrangement — Covenants — Notice and Cure Provisions”.

“Broadridge” means Broadridge Financial Solutions, Inc.

“BTG” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Budget Implementation Act” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

“Business Performance Factor” or “BPF” have the meaning ascribed to them under “Disclosure of Compensation and Other Information — Annual Incentive Plan (“AIP”)”.

“Business Standards” has the meaning ascribed to it under “Corporate Governance Policies and Practices — The Board’s Duties and Responsibilities”.

“CanadaCo” means Laboratoires Nordion Inc.

“CBCA ” means the Canada Business Corporations Act.

“CCGG ” has the meaning ascribed to it under “Corporate Governance Policies and Practices — Regulators and Good Governance Organizations”.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination”.

“Clean Representatives” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Covenants Relating to Access to Information; Confidentiality”.

“COC” has the meaning ascribed to it under “Executive Compensation — Change of Control”.

“COC Policy” has the meaning ascribed to it under “Executive Compensation — Change of Control”.

“ Code” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“Collective Agreements” means all collective bargaining agreements or union agreements applicable as at the date of the Arrangement Agreement to the Company or any of its Subsidiaries and all related letters or memoranda of understanding applicable to the Company or any of its Subsidiaries as at the date of the Arrangement Agreement which impose any obligations upon the Company or any of its Subsidiaries.

“Commissioner” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Committee ” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Employment Termination Scenarios”.

“Common Shares” means the common shares in the capital of Nordion Inc.

“Company Employee” means the employees of Nordion and its Subsidiaries.

“Company Loan” means a loan by the Company to the Purchaser in the amount by which, if any, (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with the Plan of Arrangement exceeds (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date), plus the amount of any available cash on hand as determined by the Company in accordance with the terms of the Arrangement Agreement.

“Competition Act Approval” means (i) the issuance to the Purchaser of an advance ruling certificate by the Commissioner under subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada) with respect to the transactions contemplated by the Arrangement Agreement, (ii) the waiting period, including any extension of such waiting period, under section 123 of the Competition Act (Canada) shall have expired or been terminated, or (iii) the Purchaser shall have received a letter from the Commissioner indicating that she or he does not, as of the date of the letter, intend to make an application under section 92 of the Competition Act (Canada) in respect of the transactions contemplated by the Arrangement Agreement and, if applicable, the obligation to provide a pre merger notification in accordance with Part IX of the Competition Act (Canada) shall have been waived in accordance with paragraph 113(c) of the Competition Act (Canada).

“Confidentiality Agreement” means the confidentiality and standstill agreement dated September 18, 2013 between GTCR LLC and the Company.

“Consideration” means $11.75 in cash per Common Share.

“Contemplated Reorganization Transaction” has the meaning ascribed to it under “The Arrangement — Pre-Closing Reorganization”.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, obligation or undertaking to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“CST Phoenix Advisors” means the proxy solicitation agent retained by Nordion.

“Debt Amount” means an amount of Debt Financing pursuant to the Financing Letters equal to $410 million.

“Debt Facilities” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Debt Financing”.

“Debt Financing” means the debt financing set forth in the Financing Letters.

“Demand for Payment” means a written notice containing a Dissenting Shareholder’s name and address, the number and class of Common Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such Common Shares.

“Depositary” means CST Trust Company.

“Direct Reports” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Compensation Consultant”.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Notice” has the meaning ascribed to it under “Dissenting Shareholders Rights”.

“Dissent Rights” means the rights of dissent that Shareholders who are registered holders of Common Shares may exercise with respect to such Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA and the Plan of Arrangement.

“Dissent Shares” means those Common Shares, as applicable, in respect of which Dissent Rights have validly been exercised by the registered Shareholders thereof in accordance with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissenting Non-Resident Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Dissenting Non-Resident Shareholders”.

“Dissenting Resident Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Dissenting Resident Shareholders”.

“Dissenting Shareholder” means a registered holder of Common Shares that validly exercises Dissent Rights and has not withdrawn or deemed to have withdrawn such exercise of Dissent Rights in respect of the Common Shares in respect of which Dissent Rights are validly exercised by Shareholders.

“DOJ” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — HSR Clearance”.

“DSU Director Plan” means the Company’s amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

“DSUs” means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

“EBITDA” has the meaning ascribed thereto in Nordion’s Annual Information Form for the year ended October 31, 2013.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“EHS&G Committee” has the meaning ascribed to it under “Annual General Meeting Matters — Election of Directors”.

“Elected Deferral” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Director Deferred Share Unit Plan”.

“Employee Plans” means each benefit plan, program, policy, arrangement or agreement, whether written or unwritten and whether insured or self-insured, maintained or contributed to or for the benefit of the Company Employees including all retirees, former employees and directors of the Company, including each health, welfare, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, phantom stock, disability, severance, vacation, termination, savings, profit sharing, pension, retirement, supplement retirement, retention and fringe benefit plan, program, policy, arrangement or agreement.

“Equity Financing” means the equity financing set forth in the Equity Letter.

“Equity Funding Party” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Equity Financing”.

“Equity Incentive Plan” means the Company’s amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

“Equity Letter” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Equity Financing”.

“Exclusivity Agreement” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Executive ” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Employment Termination Scenarios”.

“EY” means Ernst & Young LLP.

“F&A Committee” has the meaning ascribed to it under “Annual General Meeting Matters — Election of Directors”.

“Fair Market Value” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Director Deferred Share Unit Plan”.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financing” means, collectively, the Debt Financing and the Equity Financing.

“Financing Letters” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Debt Financing”.

“Financing Sources” means any entity or entities that commit to provide, or otherwise enter into agreements in connection with, the Financing, including the parties to the Financing Letters, any joinders to such letter or any definitive documentation relating thereto, together with such entity’s or entities’ successors, assigns, affiliates, officers, directors, employees and representatives and their respective successors, assigns, affiliates, officers, directors, employees and representatives.

“Foreign-Ownership Restrictions” has the meaning ascribed to it under has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Form of Proxy” has the meaning ascribed to it under the “Notice of Annual and Special Meeting of Shareholders”.

“FTC” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — HSR Clearance”.

“GAAP” means generally accepted accounting principles in the United States.

“Global Business Practice Standards” means the Company global business practice standards, as revised on October 26, 2012.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“ Guarantors” has the meaning ascribed to it under the “Notice of Annual and Special Meeting of Shareholders”.

“HRC Committee” has the meaning ascribed to it under “Annual General Meeting Matters — Election of Directors”.

“ HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Clearance” means the expiration or termination of all applicable waiting periods required by the HSR Act.

“ICA Approval” means receipt by the Purchaser of written evidence from the responsible Minister or Ministers under the Investment Canada Act that the Minister(s) are satisfied or deemed to have been satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act and there shall be no notice or order outstanding under the Investment Canada Act which has the effect of temporarily or permanently prohibiting the closing of the transactions contemplated by the Arrangement Agreement and there shall be no notice or order outstanding under the Investment Canada Act which authorizes the closing of the transactions contemplated by the Arrangement Agreement on terms and conditions that would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, capitalization, financial condition or liabilities of the Company and its Subsidiaries (on a consolidated basis) or of the Purchaser, the Guarantors and the Company and their respective Subsidiaries and parent entities (on a combined and consolidated basis).

“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Incentive Compensation” has the meaning ascribed to it under “Executive Compensation — Employment Termination Scenarios”.

“Information Circular” has the meaning ascribed to it under “Information Circular — Introduction”.

“Innisfree” means Innisfree M&A Incorporated, the proxy solicitation agent retained by Nordion.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” has the meaning ascribed to it under “Voting Information — Non-registered Shareholders”.

“Internal Investigation” means the matters disclosed under the heading “Corporate and Other – Internal Investigation” in Nordion’s MD&A for the fiscal year ended October 31, 2013 and any action, investigation or other proceeding related thereto by any of the Investigation Authorities.

“Investigation Authorities” means any the U.S. Securities and Exchange Commission, the U.S. Department of Justice, the Royal Canadian Mounted Police or any Governmental Entity.

“Investment Canada Act” means the Investment Canada Act and the regulations promulgated thereunder, as amended.

“IPF” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Determination of Individual Performance Factor”.

“ISS” has the meaning ascribed to it under “Corporate Governance Policies and Practices — Regulators and Good Governance Organizations”.

“Jefferies” means Jefferies LLC.

“Key Employee Retention Program” or “KERP” have the meaning ascribed to them under “Disclosure of Compensation and Other Information — Special Compensation — Fiscal 2014 Developments”.

“Key Regulatory Approvals” means the Competition Act Approval, ICA Approval and HSR Clearance.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, incorporated by reference, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lenders” has the meaning ascribed to it in under “The Arrangement — Sources of Funds for the Arrangement — Debt Financing”.

“Letter of Transmittal” means the letter of transmittal and election form enclosed with this Information Circular sent in connection with the Meeting to Shareholders pursuant to which, among other things, Shareholders are required to deliver certificates representing the Common Shares.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“LTIP” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Long Term Incentive Plan”.

“Mandate” has the meaning ascribed to it under has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Matching Period” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation – Right to Match”.

“Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect or circumstance resulting from or arising in connection with:

(a)	any change affecting the industries in which the Company and its Subsidiaries operate;

(b)
any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or IFRS;

(e)	any natural disaster;

(f)	any action taken by the Company or any of its Subsidiaries which is required to be taken pursuant to the Arrangement Agreement, other than an obligation to act in the Ordinary Course;

(g)	any actions taken (or omitted to be taken) upon the request of Purchaser;

(h)
the negotiation, execution, announcement or performance of the Arrangement Agreement or consummation of the Arrangement including any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of the Company or any of its Subsidiaries with any of their suppliers, clients, service providers, licensors, regulators, leasers, employees, financing sources or shareholders;

(i)
any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); or

(j)
the failure of the Company in and of itself to meet any internal or public projections, forecasts, guidance or estimates of, including without limitation, revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that (A) with respect to clauses (a) through to and including (e), such matter does not relate only to or have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or its Subsidiaries operate; and (B) unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $1 million in the aggregate; (iii) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and ratable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company; (iv) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term; (v) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership; (vi) that is a Collective Agreement; (vii) with a Governmental Entity; (viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1 million; (ix) that is a Contract requiring consent from a third party in the event of a change of control of the Company, where a failure to obtain such consent would reasonably be expected to lead to a Material Adverse Effect; (x) that limits or restricts (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services, and that is not in the Ordinary Course; or (xi) that is otherwise material and out of the Ordinary Course to the Company and its Subsidiaries, taken as a whole.

“Meeting” means the annual and special meeting of Shareholders, including any adjournment(s) or postponement(s) of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Information Circular and agreed to in writing by the Purchaser.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minister” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — ICA Approval”.

“Named executive officer” or “NEO” have the meaning ascribed to them under “Disclosure of Compensation and Other Information — Executive Compensation”.

“Non-Resident Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”.

“Nordion” or the “Company” means Nordion Inc., a corporation existing under the laws of Canada.

“ Nordion Act” means the Nordion and Theratronics Divestiture Authorization Act.

“Nordion Articles” means the articles of Nordion Canada.

“Nordion Articles of Amalgamation” means the articles of amalgamation (i) amending the Nordion Articles to reflect the Proposed Nordion Act Amendments, (ii) creating the AmalCo Common Shares and the AmalCo Preferred Shares and (iii) providing for the amalgamation of the Company, CanadaCo and Nordion Canada.

“Nordion Canada” means Nordion (Canada) Inc.

“Nordion Defined Benefit Plan” means Nordion’s retirement plan, a registered pension plan (federal plan registration number 56801), as restated and effective on September 1, 2013.

“Notice of Meeting” means the Notice of Special Meeting of Shareholders dated April 22, 2014 accompanying this Information Circular.

“Notifiable Transactions” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Notification” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“NYSE” means the New York Stock Exchange.

“Offer to Pay” means a written offer to a Dissenting Shareholder to pay the fair value for the number of Shareholder in respect of which that Shareholder exercises Dissent Rights.

“Opinion ” has the meaning ascribed to it under “Summary — Reasons for the Recommendation of the Special Committee and the Board — Opinion of Financial Advisor” and “The Arrangement — Reasons for the Recommendation of the Special Committee — Opinion of Financial Advisor”.

“Options” means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

“Order” has the meaning ascribed to it under “Annual General Meeting Matters — Corporate Cease Trade Orders or Bankruptcy”.

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

“Outside Date” means September 29, 2014, which date is automatically extended for an additional three-month period pursuant to the terms of the Arrangement Agreement if on such date all closing conditions under the Arrangement Agreement are satisfied or waived other than the closing conditions relating to the Proposed Nordion Act Amendments and the Key Regulatory Approvals.

“Panama Action” means the Jacinto Navarro et al. claim filed on March 21, 2014 in the Civil Circuit of the First Judicial Circuit of Panama.

“Parties” means the Company, the Purchaser and the Guarantors, and “Party” means any one of them.

“Party A” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Party B” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“ PFIC” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“ Proposed Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Proposed Nordion Act Amendments” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“PSUs” means the outstanding performance share units issued under the Equity Incentive Plan.

“PUC Amount” means an amount equal to Cdn$323,699,460.

“Purchaser” means 8832528 Canada Inc. or its successors and permitted assigns in accordance with the Arrangement Agreement.

“Purchaser Consideration” means an amount equal to the Consideration less the Redemption Consideration.

“Purchaser Expenses” means all of the Purchaser’s actual reasonable out-of-pocket expenses incurred in connection with the transactions contemplated in the Arrangement Agreement, including in connection with preparing and negotiating the Arrangement Agreement and carrying out its due diligence of the Company and its Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys’, accountants’, investment bankers’, experts’ and consultants’ fees and expenses), subject to a maximum amount of $3 million.

“Purchaser Parties” means the Purchaser, the Guarantors and GTCR LLC.

“Record Date” means the close of business on April 24, 2014.

“Redemption Amount” means an amount equal to the lesser of (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with the Plan of Arrangement; and (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date).

“Redemption Consideration” means an amount equal to the quotient obtained by dividing the Redemption Amount by the number of Common Shares issued and outstanding at the Effective Time.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement, including the Key Regulatory Approvals.

“Reorganization Documents” means the documents giving effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with the Arrangement Agreement.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any legal, financial or other advisor) or agent of such Person or any of its Subsidiaries.

“Required Shareholder Approval” has the meaning ascribed to it under “The Arrangement — Required Shareholder Approval”.

“Resident Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”.

“Reverse Termination Fee” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fee”.

“Reviewable Transaction” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — ICA Approval”.

“Royal Assent” means the Royal Assent given in accordance with the Royal Assent Act.

“RSUs” means the outstanding restricted share units issued under the Equity Incentive Plan.

“SAR” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Equity Incentive Plan”.

“Second Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — HSR Clearance”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities Laws, rules and regulations and published policies thereunder.

“Share Ownership Guidelines” means the Company share ownership guidelines, as amended and approved by the ESH&G Committee on December 12, 2011.

“Shareholder Value Maximization Incentive Program” or “SVMI” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Developments”.

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Special Committee” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Special Programs” has the meaning ascribed to it under “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Developments”.

“Sterigenics Proposal” has the meaning ascribed to it under “The Arrangement — Background to the Arrangement”.

“Stock Option Plan” means, collectively, Nordion’s stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

“Strategic Achievement Award” or “SAA” means the Company strategic retention achievement award plan, as adopted in January of 2012.

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement.

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal to acquire all of the outstanding voting or equity securities of the Company or all or substantially all of the assets of the Company that: (a) complies with Securities Laws and did not result from or involve a breach of the additional covenants regarding non solicitation in accordance with the terms of the Arrangement Agreement; (b) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after consultation with the Company’s outside counsel and financial advisors) that any required financing to complete such Acquisition Proposal will be reasonably likely to be obtained; (d) is not subject to any due diligence or access conditions; (e) that involves consideration payable either in cash or in a marketable security listed on a major stock exchange or a combination thereof; and (f) that the Board determines, in its good faith judgment (after consultation with the Company’s outside counsel and financial advisors), would be reasonably expected to, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser in accordance with the terms of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Additional Covenants Regarding Non-Solicitation – Right to Match”.

“Supplementary Information Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Support and Voting Agreements” means the support and voting agreements dated March 28, 2014 between the Purchaser and each of the Supporting D&Os.

“Supporting D&Os” has the meaning ascribed to it under “The Arrangement — Support and Voting Agreements”.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Consideration — Taxation of Capital Gains and Losses”.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

“Terminating Party” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Notice and Cure Provisions”.

“Termination Fee” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fee”.

“Termination Fee Event” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fee”.

“Termination Notice” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Notice and Cure Provisions”.

“Total Consideration” means an amount equal to the number of Common Shares issued and outstanding at the Effective Time multiplied by the Consideration.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Holder” has the meaning ascribed to it under “Certain U.S. Federal Income Tax Considerations”.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

LETTERHEAD OF JEFFRIES LLC

CONSENT OF JEFFERIES LLC

The Board of Directors
and the Special Committee of the Board of Directors
Nordion Inc.
447 March Road
Ottawa, Ontario
Canada K2K 1X8

The Board of Directors and Special Committee:

We hereby consent to the inclusion of our opinion letter, dated March 28, 2014, to the Board of Directors and the Special Committee of the Board of Directors of Nordion Inc. (“Nordion”) as Appendix “C” to, and reference thereto under the heading “The Arrangement — Opinion of Financial Advisor” in, the management information circular relating to the proposed arrangement involving Nordion and 8832528 Canada Inc., an affiliate of Sterigenics International LLC (the “Arrangement”).

Our opinion was addressed to, and solely for the use and benefit of, the Board of Directors and the Special Committee of the Board of Directors of Nordion (in their respective capacities as such) in connection with their evaluation of the consideration to be received in the Arrangement by holders of common shares of Nordion from a financial point of view and may not be used or relied upon by any other persons or for any other purpose without the prior written consent of Jefferies LLC.

Very truly yours,

/s/ Jefferies LLC
JEFFERIES LLC

April 22, 2014

CONSENT OF STIKEMAN ELLIOTT LLP

To: The Board of Directors (the “Board”) of Nordion Inc. (“Nordion”)

We have read the management information circular (the “Information Circular”) of Nordion dated April 22, 2014 relating to the annual and special meeting of shareholders of Nordion to approve, among other things, an arrangement under the Canada Business Corporations Act involving, inter alia, Nordion and 8832528 Canada Inc. and the shareholders of Nordion. We consent to the inclusion in the Information Circular of our opinion contained under “Certain Canadian Federal Income Tax Considerations” and references to our firm’s name and our opinion therein.

/s/ Stikeman Elliott LLP

Montreal, Canada

April 22, 2014

APPENDIX “A”— PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“AmalCo” has the meaning set forth in Section 3.1(d).

“AmalCo Common Shares” means the common shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

“AmalCo Dissenting Common Shares” has the meaning set forth in Section 3.1(g)(ii).

“AmalCo Dissenting Preferred Shares” has the meaning set forth in Section 3.1(f)(ii).

“AmalCo Fractional Common Share” has the meaning set forth in Section 3.1(d)(iii).

“AmalCo Fractional Preferred Share” has the meaning set forth in Section 3.1(d)(iii).

“AmalCo Preferred Shares” means the preferred shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

“Arrangement ” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated March 28, 2014 among Purchaser, Guarantors and Corporation and any amendment thereto made in accordance with such Arrangement Agreement.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule “B” to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

“Board” means the board of directors of Corporation as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

“CBCA ” means the Canada Business Corporations Act.

“CanadaCo” means Laboratoires Nordion Inc.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular ” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Common Shares” means the common shares in the capital of Corporation.

“ Consideration” means $11.75 in cash per Common Share.

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in the Arrangement Agreement.

“Corporation ” means Nordion Inc.

“Corporation Loan” means a loan by the Corporation to Purchaser in the amount by which, if any, (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c) exceeds (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date), plus the amount of any available cash on hand as determined by Corporation in accordance with Section 2.10 of the Arrangement Agreement.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary ” means CST Trust Company.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Shares” means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

“Dissent Rights” has the meaning specified in Section 4.1(a).

“Dissenting Shareholder” means a registered holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

“DSUs ” means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

“DSU Director Plan” means Corporation’s amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Equity Incentive Plan” means Corporation’s amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

“Final Order” means the final order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Guarantors ” means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC.

“Interim Order” means the interim order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

“Letter of Transmittal” means the letter of transmittal to be sent by Corporation to Shareholders in connection with the Arrangement.

“Lien ” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting ” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

“Nordion Act” means the Nordion and Theratronics Divestiture Authorization Act.

“Nordion Act Amendments” means the amendments to the Nordion Act which have received Royal Assent in accordance with the Royal Assent Act and have come into force as contemplated by Section 6.1(f) of the Arrangement Agreement.

“Nordion Articles” means the articles of Nordion Canada.

“Nordion Articles of Amalgamation” means the articles of amalgamation attached as Exhibit I (i) amending the Nordion Articles to reflect the Nordion Act Amendments, (ii) creating the AmalCo Common Shares and the AmalCo Preferred Shares and (iii) providing for the amalgamation of the Corporation, CanadaCo and Nordion Canada.

“Nordion Canada” means Nordion (Canada) Inc.

“Options ” means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

“Parties” means Corporation, Purchaser and each of the Guarantors and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement pursuant to Section 192 of the CBCA, as amended, restated, varied, modified or supplemented from time to time, in accordance with the terms herein.

“PUC Amount” means Cdn$323,699,460.

“Purchaser ” means 8832528 Canada Inc. or its successors and permitted assigns in accordance with the Arrangement Agreement.

“Purchaser Consideration” means an amount equal to the Consideration less the Redemption Consideration.

“Redemption Amount” means an amount equal to the lesser of (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c); and (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date).

“Redemption Consideration” means an amount equal to the quotient obtained by dividing the Redemption Amount by the number of Common Shares issued and outstanding at the Effective Time.

“Reorganization Documents” means the documents giving effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with Section 4.6 of the Arrangement Agreement.

“RSUs” means the outstanding restricted share units issued under the Equity Incentive Plan.

“Shareholders ” means the registered or beneficial holders of the Common Shares, the AmalCo Common Shares or the AmalCo Preferred Shares as the context requires.

“Stock Option Plan” means, collectively, Corporation’s stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

“Subsidiary” has the meaning specified in National Instrument 45-106 Prospectus and Registration Exemptions.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

“Total Consideration ” means an amount equal to the number of Common Shares issued and outstanding at the Effective Time multiplied by the Consideration.

1.2	Currency

All references to United States dollars, or to $, are expressed in United States dollars. All references to Cdn$ are expressed in Canadian dollars.

1.3	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

1.4	Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, or a phrase of similar meaning means “the aggregate, without duplication, of,” and (iii) “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

1.5	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal representatives and successors.

1.6	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.7	Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.8	Time References

References to time are to local time, Ottawa, Ontario.

ARTICLE 2
BINDING EFFECT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective, and be binding on Purchaser, Guarantors, Corporation, CanadaCo, Nordion Canada, AmalCo, the Shareholders, the holders of Options, RSUs and DSUs and the Depository in each case at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Steps to the Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(a)	first, if applicable, Corporation shall advance to Purchaser the Corporation Loan;

(b)	second, each outstanding Option, DSU and RSU shall be deemed to have been vested;

(c)	third, the following transactions shall occur simultaneously:

(i)
each outstanding Option with an exercise price per Common Share lower than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Corporation in exchange for a cash payment equal to the Consideration, less the applicable exercise price per Common Share in respect of such Option;

(ii)
each outstanding Option with an exercise price per Common Share equal to or greater than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Corporation without any consideration; and

(iii)	each outstanding RSU and DSU shall be acquired or cancelled by Corporation in exchange for a cash payment equal to the amount of the Consideration;

(d)	fourth, Corporation, CanadaCo and Nordion Canada shall amalgamate with the same effect as under Section 184 of the CBCA (as so amalgamated, “AmalCo”), such that:

(i)	the Nordion Articles of Amalgamation shall be the articles of amalgamation of AmalCo;

(ii)	Nordion (Canada) Inc. shall be the name of AmalCo;

(iii)
each issued and outstanding Common Share shall be cancelled and exchanged for (A) a fraction of an AmalCo Preferred Share equal to the quotient obtained by dividing the Redemption Amount by the Total Consideration (each such fraction of a share, an “AmalCo Fractional Preferred Share”) and (B) a fraction of an AmalCo Common Share equal to 1 minus the fraction equal to an AmalCo Fractional Preferred Share (each such fraction of a share, an “AmalCo Fractional Common Share”);

(iv)
there shall be added to the stated capital and the paid-up capital of the AmalCo Preferred Shares an amount equal to the Redemption Amount (as converted to Canadian dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date);

(v)
there shall be added to the stated capital and the paid-up capital of the AmalCo Common Shares an amount equal to the difference between the PUC Amount and the amount added to the stated capital and the paid-up capital of the AmalCo Preferred Shares pursuant to (iii) above; and

(vi)	the shares of CanadaCo and Nordion Canada shall be cancelled without any repayment of capital in respect thereof;

(e)	fifth, the Reorganization Documents shall become effective and AmalCo shall implement the actions provided therein;

(f)	sixth, the following transactions shall occur simultaneously:

(i)
AmalCo shall redeem all of the AmalCo Preferred Shares, other than the AmalCo Dissenting Preferred Shares, pursuant to which each AmalCo Fractional Preferred Share shall be cancelled by AmalCo in exchange for a cash payment equal to the amount of the Redemption Consideration for each AmalCo Fractional Preferred Share and the name of each Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(ii)
all AmalCo Preferred Shares held by Dissenting Shareholders (the “AmalCo Dissenting Preferred Shares”) shall be deemed to have been redeemed and cancelled by Corporation in accordance with Section 4.1 and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Preferred Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; and (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(g)	seventh, the following transactions shall occur simultaneously:

(i)
each AmalCo Fractional Common Share, other than the AmalCo Dissenting Common Shares, shall, without any further action by or on behalf of a Shareholder, be assigned and transferred by the Shareholder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the amount of the Purchaser Consideration for each AmalCo Fractional Common Share and (A) the name of each such Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (B) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

(ii)
all AmalCo Common Shares held by Dissenting Shareholders (the “AmalCo Dissenting Common Shares”) shall be deemed to have been transferred (free and clear of all Liens) to Purchaser in accordance with Section 4.1, and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Common Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (C) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares;

(h)	eighth, each of the Stock Option Plan, DSU Director Plan and Equity Incentive Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect).

In no event shall any Shareholder (excluding Dissenting Shareholders entitled to be paid fair value in accordance with Section 4.1(b)(i)), be entitled to receive more than an aggregate of $11.75 in cash in respect of each Common Share held immediately prior to the occurrence of the steps set out in this Section 3.1.

3.2	Payment of Consideration

(a)	At or immediately prior to the Effective Time, Corporation shall deposit or cause to be deposited with the Depositary:

(i)
the aggregate amount of cash the holders of Options, RSUs and DSUs are entitled to receive under the Arrangement, and upon the effective time provided for in Section 3.1(c), such amounts shall in each case be held by the Depositary as agent and nominee for, and for the benefit of, the former holders of Options, RSUs and DSUs, respectively, for distribution to such former holders in accordance with the provisions of Article 5;

(ii)
the aggregate amount of cash equal to the Redemption Amount (calculated without reference to whether any Shareholder has exercised Dissent Rights) provided for in Section 3.1(d), and, upon the effective time provided for in Section 3.1(d), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5; and

(iii)
if applicable, the aggregate amount of cash equal to the amount of the Corporation Loan to satisfy the payment of a portion of the Purchaser Consideration provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amount shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

(b)
At or immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary the aggregate amount of cash to satisfy the payment of the aggregate Purchaser Consideration (calculated without reference to whether any Shareholder has exercised Dissent Rights but taking into account the amount of the Corporation Loan, if any) provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

(a)
Shareholders who are registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 4.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation before 5:00 p.m. on the Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(b)
Dissent Shares held by Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares as provided in Section 3.1(d)(iii) and such AmalCo Preferred Shares and AmalCo Common Shares shall be deemed to have been, respectively, (i) redeemed and cancelled as provided in Section 3.1(f)(ii) and (ii) transferred (free and clear of all Liens) to Purchaser as provided in Section 3.1(g)(ii), and if such Dissenting Shareholders:

(i)
ultimately are entitled to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be entitled to be paid the fair value of such Dissent Shares by Purchaser and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissent Shares, provided that the fair value of such Dissent Shares shall be allocated first to the AmalCo Preferred Shares redeemed and cancelled up to an amount equal to the Redemption Consideration, and any balance shall be allocated to the AmalCo Common Shares transferred; or

(ii)
ultimately are not entitled, for any reason, to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement (including as provided in Sections 3.1(f)(i) and 3.1(g)(i)) and shall receive the Consideration.

4.2	Recognition of Dissenting Shareholders

(a)
In no circumstances shall Corporation, AmalCo, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)
In no case shall Corporation, AmalCo, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of Shareholders maintained by or on behalf of AmalCo at the Effective Time.

ARTICLE 5
PAYMENT AND CERTIFICATES

5.1	Delivery of Consideration

(a)
Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Common Shares together with a duly completed and executed Letter of Transmittal (it being understood that AmalCo Preferred Shares and AmalCo Common Shares will be evidenced by the certificates evidencing Common Shares as no certificates will be issued in accordance with Section 3.1(d)(ii)), and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange for each Common Share represented thereby, and the Depositary shall, in exchange, deliver to the applicable Shareholder as soon as practicable and in accordance with Section3.1(f), a cheque (or other form of immediately available funds) representing the cash amount that such Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5.3.

(b)
As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of Corporation to each holder of Options, RSUs and DSUs, in accordance with Section 3.1(c), a cheque (or other form of immediately available funds) representing the cash amount that such holder of Options, RSUs or DSUs is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 5.3.

(c)
Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented outstanding Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 3.1, to represent only the right to receive upon such surrender cash in lieu of such certificate as contemplated in Section 3.1. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Corporation, AmalCo, Purchaser or any other Person.

(d)
Any payment made by way of cheque by the Depositary on behalf of Corporation, AmalCo or Purchaser, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any Shareholder or holder of Options, RSUs or DSUs to receive the consideration for any Common Shares, Options, RSUs or DSUs pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as the case may be, for no consideration and shall cease to represent a right or claim of any kind or nature.

(e)
No Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any consideration with respect to Common Shares, Options, RSUs or DSUs other than the consideration to which such Shareholder or holder of Options, RSUs or DSUs is entitled to receive in accordance with Section 3.1, and no such Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, subject to complying with Section 5.1 or 5.2, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Common Shares, Options, RSUs or DSUs with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Common Shares, Options, RSUs or DSUs.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.1(e), shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount which such holder is entitled to receive pursuant to Section 3.1(f), net of amounts required to be withheld pursuant to Section 5.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Corporation, Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Each of Purchaser, AmalCo, Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to (i) deduct and withhold from any consideration otherwise payable to any Shareholder or holder of Options, RSUs or DSUs under this Plan of Arrangement, such amounts as Purchaser, AmalCo, Corporation or the Depositary is directed to deduct and withhold or required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, subject to the provisions of any applicable income tax treaty between Canada and the country where the Shareholder or holder of Options, RSUs or DSUs is resident, and (ii) remit such deduction or withholding amount to or for remittance to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Shareholder or holder of Options, RSUs or DSUs, as applicable, in respect of which such deduction and withholding was made.

5.4	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders of Common Shares, Options, RSUs and DSUs, Corporation, AmalCo, Purchaser and the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options, RSUs and DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)
Corporation and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Purchaser (in the case of an amendment, modification or supplement by Corporation) or Corporation (in the case of an amendment, modification or supplement by Purchaser), (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Corporation in accordance with the Arrangement Agreement at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Corporation and Purchaser, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interests of any Shareholders or holders of Options, RSUs or DSUs and such amendment, modification or supplement to the Plan of Arrangement need not be filed with the Court or communicated to former Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

[AmalCo Common Shares and AmalCo Preferred Shares rights and restrictions to be attached to the Nordion Articles of Amalgamation]

The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Voting. Each common share shall entitle the holder thereof to receive notice of any meeting of shareholders of Corporation, to attend such meetings and to one (1) vote at all meetings of the shareholders of the Corporation.

(b)
Dividends. The holders of the common shares shall be entitled to receive during each year, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

(c)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(d)	Fractions. The common shares may be issued in fractions at any time and from time to time.

The preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Non-Voting. Subject to the provisions of the CBCA or as otherwise provided herein, the holders of the preferred shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.

(b)
Dividends. The holders of the preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the common shares or any other shares ranking junior to the preferred shares, non-cumulative dividends at a fixed rate of one third of one percent (1/3 of 1%) per month calculated on the Redemption Price (as hereinafter defined in paragraph II(f) of each such share, payable in money, property or by the issue of fully paid shares of any class of the share capital of the Corporation. The holders of the preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive for each preferred share, in preference and priority to any distribution of the property of the Corporation to the holders of the common shares or to any other shares ranking junior to the preferred shares, an amount equal to the Redemption Price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.

(d)
Redemption by Corporation. The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding preferred shares on payment for each preferred share to be redeemed at the Redemption Price plus all declared and unpaid dividends thereon.

(e)
Purchase for Cancellation. The Corporation may purchase for cancellation at any time all, or from time to time any part, of the preferred shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(f)
Redemption Price. For the purposes of the foregoing paragraphs II(b), (c), (d), and (e), and as adjusted for fractional shares, the “Redemption Price” of each whole preferred share shall be an amount equal to the quotient obtained by dividing (i) the Redemption Amount by (ii) the number of whole preferred shares issued and outstanding at each time.

(g)
No Change. No change to any of the provisions of paragraphs II(a) to (f) or of this paragraph (g) shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the issued preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the preferred shares, in addition to any other approval required by the CBCA.

(h)	Fractions. The preferred shares may be issued or redeemed in fractions at any time and from time to time.

Interpretation

“Plan of Arrangement” means and refers to the plan of arrangement, made in accordance with the Arrangement Agreement dated March 28, 2014, entered into by Nordion Inc. STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. and attached as Appendix “A” to the management information circular of Nordion Inc. dated April 22, 2014 relating to the annual and special meeting of shareholders of Nordion Inc., subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

The items not otherwise defined herein have the meaning ascribed to them in the Plan of Arrangement.

Exhibit I

[Nordion Articles of Amalgamation to be attached in accordance with the Arrangement Agreement]

APPENDIX “B” — ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the  “CBCA”) of Nordion Inc. (the “Corporation”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated April 22, 2014 of Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the “Arrangement Agreement”) made as of March 28, 2014 between the Corporation, 8832528 Canada Inc., STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC is hereby authorized, approved and adopted.

2.
The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “A” to the Circular, is hereby authorized, approved and adopted.

3.
The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
The Corporation be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

LETTERHEAD OF JEFFRIES LLC

APPENDIX “C” — OPINION OF JEFFERIES LLC

March 28, 2014

The Board of Directors
    and the Special Committee of the Board of Directors
Nordion Inc.
447 March Road
Ottawa, Ontario
Canada K2K 1X8

The Board of Directors and Special Committee:

We understand that Nordion Inc., a Canadian corporation (“Nordion”), 8832528 Canada Inc., a Canadian corporation (“Purchaser”), and STHI Holding Corp., a Delaware corporation (“STHI Holding”), STHI Intermediate Holding Corp., a Delaware corporation (“STHI Intermediate”), and Sterigenics International LLC, a Delaware limited liability company (“Sterigenics” and, together with STHI Holding and STHI Intermediate, the “Guarantors”), each an affiliate of GTCR LLC (“GTCR”), propose to enter into an Arrangement Agreement (the “Agreement”) pursuant to which Sterigenics (through Purchaser) will acquire, pursuant to a plan of arrangement and certain related transactions, all outstanding common shares of Nordion (“Nordion Common Shares”) for U.S.$11.75 per share in cash (the “Consideration” and, such acquisition, the “Arrangement”). The terms and conditions of the Arrangement are more fully set forth in the Agreement and Plan of Arrangement attached as Schedule A thereto (the “Plan of Arrangement”).

You have asked for our opinion as to whether the Consideration to be received in the Arrangement by holders of Nordion Common Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated March 28, 2014, of the Agreement and a draft, dated March 27, 2014, of the related Plan of Arrangement;

(ii)	reviewed certain publicly available financial and other information about Nordion;

(iii)
reviewed certain information furnished to us by the management of Nordion relating to the business, operations and prospects of Nordion, including financial forecasts and estimates prepared by the management of Nordion reflecting, among other things, alternative business assumptions as to the continued supply after fiscal year 2016 of isotopes for Nordion’s primary medical isotopes product, Molybdenum-99 (Mo-99) (such forecasts and estimates, assuming no continued supply of Mo-99 after fiscal year 2016, the “Base Forecasts” and, assuming such continued supply, the “Alternative Supply Forecasts”);

(iv)
held discussions with members of senior management of Nordion concerning the matters described in clauses (ii) and (iii) above, including the assessments of such management as to the potential risks and uncertainties regarding the future supply of isotopes for Nordion’s Mo-99 product and the relative likelihood of achieving the financial results reflected in the Base Forecasts and the Alternative Supply Forecasts;

(v)
held discussions, at the direction of the Board of Directors of Nordion and the Special Committee thereof (collectively, the “Board”), with third parties to solicit indications of interest in the possible acquisition of Nordion;

(vi)	reviewed the trading price history and implied multiples for Nordion Common Shares and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the financial terms of the Arrangement with financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Nordion or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Nordion that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Nordion or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, at your direction, that such financial forecasts and estimates (including risk adjustments reflected therein) were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nordion as to the future financial performance of Nordion and, based on the assessments of the management of Nordion as to the potential risks and uncertainties regarding the future supply of isotopes for Nordion’s Mo-99 product and the relative likelihood of achieving the financial results reflected in the Base Forecasts and the Alternative Supply Forecasts, we have been directed to rely upon the Base Forecasts for purposes of our analyses and opinion. We express no opinion as to any financial forecasts or estimates provided to or reviewed by us or the assumptions on which they are based. We also have relied upon the assessments of the management of Nordion as to, among other things, (i) the potential impact of governmental and regulatory policies and matters affecting Nordion and its business and (ii) the validity of, and risks associated with, Nordion’s existing and future products, including Mo-99.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, accounting or tax matters affecting Nordion, any other entity or the Arrangement or related transactions, and we have assumed the correctness in all respects meaningful to our analysis of all legal, accounting and tax advice given to Nordion or the Board, including, without limitation, advice as to the legal, accounting and tax consequences to Nordion and its shareholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of, or currency or exchange rate fluctuations with respect to the Consideration payable in, the Arrangement or related transactions to any holder of Nordion Common Shares. We have assumed, at the direction of the Board, that the final form of the Agreement (and related Plan of Arrangement), when signed by the parties thereto, will not differ from the draft Agreement (and related Plan of Arrangement) reviewed by us in any respect meaningful to our analyses or opinion. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Arrangement and related transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Nordion or the Arrangement or related transactions.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Arrangement, and our opinion does not address the relative merits of the Arrangement or other transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Nordion, nor does it address the underlying business decision by Nordion to engage in the Arrangement or related transactions or the terms of the Agreement or the documents referred to therein, any term, aspect or implication of any support and voting agreement, deposit, escrow or loan arrangement or other agreements or arrangements contemplated by or resulting from the Arrangement or related transactions or otherwise. Our opinion does not constitute a recommendation as to how any shareholder should vote or act with respect to the Arrangement or related transactions or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Nordion, other than holders of Nordion Common Shares (as expressly set forth herein). We express no opinion as to the prices at which Nordion Common Shares will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Nordion’s officers, directors or employees, or any class of such persons, in connection with the Arrangement or related transactions relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Nordion to act as its financial advisor in connection with the Arrangement and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is payable contingent upon consummation of the Arrangement. We also will be reimbursed for expenses incurred in connection with our engagement. In addition, Nordion has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We and our affiliates, including senior members of the team involved in providing Jefferies’ services to Nordion in connection with the Arrangement, in the past have provided and currently are providing financial advisory and financing services to Nordion and certain affiliates of Sterigenics (including GTCR and/or certain other portfolio companies of GTCR) and have received and expect to receive fees for the rendering of such services including, during the two-year period prior to the date hereof, (i) having acted as financial advisor to Nordion in connection with the sale of its targeted therapies business in 2012 and (ii) having provided or providing certain financial advisory services to GTCR in connection with its acquisition of Sterigenics in 2011 and other acquisitions or dispositions on behalf of GTCR and/or certain of its portfolio companies. In the ordinary course of business, we and our affiliates may trade or hold securities of Nordion and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we and our affiliates may in the future seek to provide financial advisory and financing services to Nordion, Sterigenics and their respective affiliates (including GTCR and/or other portfolio companies of GTCR) for which we and our affiliates would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Arrangement by holders of Nordion Common Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/ s/ Jefferies LLC

JEFFERIES LLC

APPENDIX “D” — INTERIM ORDER

APPENDIX “E” — APPLICATION FOR FINAL ORDER

APPENDIX “F” — SECTION 190 OF THE CBCA

“190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.”

APPENDIX “G” — STATEMENT OF GOVERNANCE PRACTICES

Statement of Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101 - Disclosure of Corporate Governance Practices.

	Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
1.	Board of Directors

	(a)Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the “Director Independence” section of this Management Proxy Circular. In addition, all of the standing committees of the Board are composed entirely of independent directors.

	(b)Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	Mr. West is the only non-independent director. See disclosure under the “Director Independence” section of this Management Proxy Circular.

(c)Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
		Yes	All director nominees, with the exception of the President & CEO of the Company, are independent.

(d)If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
		Yes	Such other directorships have been disclosed in the “Election of Directors” section of this Management Proxy Circular.

(e)Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
		Yes	In camera non-executive sessions of the Board are scheduled at the end of all Board and committee meetings.

	Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments

(f)Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes
William Anderson is the independent Chair of the Company.

Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company’s website at www.nordion.com, in the Corporate Governance section. Among other things, the Board Chair is expected to:

1.lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of Nordion; and foster and support ethical and responsible decision making;

2.consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole;

3.in concert with the Chair of the HRC Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and

4.set the tone and culture for effective and transparent dialogue and decision making by the Board.

	(g)Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed in the “Election of Directors” section of this Management Proxy Circular. Pursuant to the Company’s Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the committee Chair; the CEO; the CFO; the Executive Vice-President, Corporate

Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.	Board Mandate

	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board’s Charter is attached to this Management Proxy Circular as Schedule B.

3.	Position Descriptions

(a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
Yes
A position description for the Board Chair and each Board committee Chair, which is attached to the relevant Board committee Charter, has been developed and approved by the Board and can be found on the Company’s website at www.nordion.com.

(b)Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
Yes
A written position description for the Chief Executive Officer has been developed and approved by the Board.

The CEO reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the CEO is expected to:

1.foster a culture that promotes ethical practices and personal integrity;

2.develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company;

3.oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company;

4.develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other objectives set forth in such plans;

5.review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company;

6.review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and
7.carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.

4.	Orientation and Continuing Education

(a)Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Yes
All new Board members are provided with a comprehensive orientation and education program. In addition, each director is entitled and encouraged to attend one educational seminar or program, relevant to their duties, of his or her choice with the Company funding a portion of the cost. See “Board Orientation and Continuing Education”.

(b)Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Yes
The Board holds meetings each year, at which management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets. Each director is also entitled and encouraged, with the approval of the Chair of the EHS&G Committee, to attend one educational seminar or program of his or her choice, relevant to his or her duties, with the Company funding a proportion of the cost.

5.	Ethical Business Conduct

	(a)Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes
The Company has comprehensive Global Business Practice Standards (the “Business Standards”); see “Business Conduct and Ethics”. In addition, the Company has adopted a Financial Code of Ethics to supplement the Business Standards; see “Business Conduct and Ethics”.

	(i)disclose how a person or company may obtain a copy of the code;	Yes	The Business Standards are posted on the Company’s website at www.nordion.com, in the Corporate Governance section.
	(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes
The F&A Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes
To the Company’s knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Business Standards or Financial Code in the 2013 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.

(b)Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
The Company’s Business Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such standards. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.

	(c)Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
The Business Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process. In addition, annual on-line training and guidance is provided to employees.

6.	Nomination of Directors

	(a)Describe the process by which the board identifies new candidates for board nomination.	Yes
The EHS&G Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The EHS&G Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company’s evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.

(b)Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
		Yes	The EHS&G Committee is composed entirely of independent Board members.

	(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the EHS&G Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section. The EHS&G Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board and its committees.

7.	Compensation

	(a)Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to Directors’ Remuneration and Statement of Executive Compensation.

(b)Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
		Yes	The HRC Committee is composed entirely of independent Board members; the CEO is not involved in the selection process for the committee members.

	(c)If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The responsibilities, powers and operation of the HRC Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section. The HRC Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.

8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes
In addition to the F&A Committee and HRC Committee, there are also an EHS&G Committee, which in addition to its governance and nominating responsibilities, assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
Yes
In Fiscal 2013, the Board followed the following processes: a full Board effectiveness evaluation; individual committee evaluations; an evaluation of the Board Chair with feedback to the Chair of the EHS&G Committee; evaluations of committee Chairs; input from each director to the Board Chair regarding constructive feedback for fellow directors; and a formal itemization and follow-up from these processes regarding action items identified and tracked for the ensuing year, all in the interest of continuous improvement of the effectiveness of the Board.

APPENDIX “H” — BOARD OF DIRECTOR’S CHARTER

CHARTER OF THE BOARD OF DIRECTORS
OF NORDION INC.

STATEMENT OF PURPOSE

The Board of Directors (the “Board”) of Nordion Inc. (“Nordion” or the “Company”) is elected by the Company’s shareholders. The Board is responsible for overseeing the management of the Company’s business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

Nordion is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the Canada Business Corporations Act (the “Act”).

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Company; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Company, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board’s power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Company or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Finance & Audit, EHS & Governance, Human Resources & Compensation and Technology with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Company, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Company. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Company’s Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Company’s Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

•	contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Company;

•	review and approve the Enterprise Risk Management Framework of the Company;

•	oversee the identification by Management of the principal risks of the Company’s businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

•
appoint the Chief Executive Officer of the Company (CEO) and approve the appointment of the other Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

•	review and approve Management’s recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

•	oversee significant projects of the Company;

•	review and approve any changes to the capital structure of the Company;

•
review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

•
oversee the Company’s public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;

•	oversee, with the Finance & Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that

•	the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and

•
the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company’s financial statements are appropriate having regard to the Company’s businesses; and

•
review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Company’s internal controls and management systems.

The essence of the Board’s responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Company are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Company.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the EHS & Governance Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Company’s Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Company as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the EHS & Governance Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Company or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Company shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each meeting of the Board and the Board Committees and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Company is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair’s discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Company.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Company’s expense.

The Depositary is:

CST Trust Company

By Registered Mail, by Hand or by Courier
Attention: Corporate Actions
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
E-mail: inquiries@canstockta.com
Outside North America, Banks and Brokers Call Collect: 416-682-3860

CANADIAN Shareholders: Any questions and requests
for assistance may be directed to

CST Phoenix Advisors at:

North American toll Free Number: 1-800-332-4904
Outside North America, Banks,
Brokers and Collect calls:
1-201-806-2222

Email: Inquiries@phoenixadvisorscst.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176

US Shareholders: Any questions and requests for
assistance may be directed to

Innisfree M&A Incorporated, at:

North American Toll-Free
Number: 1-888-750-5834
Outside North America and Collect
Calls: 1-212-750-5833

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com

NORDION MANAGEMENT INFORMATION CIRCULAR